As confidentially submitted to the Securities and Exchange Commission on June 20, 2024. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AgomAb Therapeutics NV
(Exact name of registrant as specified in its charter)
Belgium (State or Other Jurisdiction of Incorporation or Organization)	2836 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

Posthoflei 1/6
2600 Antwerpen, Belgium
Tel: +32 3 302 35 30
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System
111 8th Avenue
New York, New York 10011
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Tim Knotnerus
Chief Executive Officer
AgomAb Therapeutics NV
Posthoflei 1/6
2600 Antwerpen, Belgium
+32 3 318 91 70
Michael H. Bison Marishka DeToy Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Roel Meers Baker McKenzie BV/SRL Bolwerklaan 21 Avenue du Boulevard 1210 Brussels Belgium +32 2 639 36 11	Niek De Pauw Clifford Chance LLP Avenue Louise 65 Box 2 1050 Brussels Belgium + 32 253 35072	Marcel Fausten Yasin Keshvargar David Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject To Completion, dated            , 2024
PRELIMINARY PROSPECTUS

American Depositary Shares
Representing         Common Shares
This is the initial public offering of        American Depositary Shares, or ADSs. Each ADS represents one common share, no nominal value per share. The ADSs may be evidenced by American Depositary Receipts, or ADRs. We expect the initial public offering price to be between $      and $      per ADS.
Prior to this offering, there has been no public market for the ADSs or our common shares. We intend to apply to list the ADSs on the Nasdaq Global Market, or Nasdaq, under the symbol “AGMB.” This offering is contingent upon the final approval from Nasdaq of our listing application and there is no guarantee or assurance that the ADSs will be approved for listing on Nasdaq.
We are both an “emerging growth company” and a “foreign private issuer” under the U.S. federal securities laws and have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—implications of being an emerging growth company and a foreign private issuer.”
	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See “Underwriting” for additional information regarding underwriting compensation. We have agreed to reimburse the underwriters for certain expenses in connection with the offering.

Investing in the ADSs involves a high degree of risk. Before buying any ADSs, you should carefully read the discussion of material risks included herein. See the “Risk factors” section beginning on page 17 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional           ADSs from us at the initial public offering price, less underwriting discounts and commissions.
The underwriters expect to deliver the ADSs against payment in New York, New York on           , 2024.

J.P. Morgan	Morgan Stanley	Leerink Partners	Van Lanschot Kempen
Prospectus dated                 , 2024

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside of the United States. We are incorporated under the laws of Belgium. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

i

Certain market and industry data included in this prospectus were obtained from our own internal estimates and reports as well as from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. All market and industry data used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for the disclosure contained in this prospectus and we believe the information from industry publications and other third-party sources included in this prospectus is reliable, such information is inherently imprecise. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of this prospectus titled “Risk factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.
We own various trademark registrations and applications, and unregistered trademarks, including our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
Through and including           , 2024 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

ii

PRESENTATION OF FINANCIAL INFORMATION
We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, Accounting Standards, as issued by the International Accounting Standards Board, or IASB. We present our consolidated financial statements in accordance with IFRS Accounting Standards, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP.
Our consolidated financial statements included in this prospectus are presented in euros and, unless otherwise specified, all monetary amounts are in euros. All references to “€” and “euro” mean euro and all references in this prospectus to “$,” “U.S. dollars” and “dollars” means U.S. dollars, unless otherwise noted. Translations calculated for convenience are calculated using the exchange rate last reported by the U.S. Federal Reserve as of June 30, 2024 at the rate of one Euro per $      . In this preliminary prospectus, certain euro amounts have been translated into U.S. dollars at the rate of        to the dollar. Such translations should not be construed as representations that the euro amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PROSPECTUS SUMMARY
The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in the ADSs. You should carefully read the entire prospectus, and the registration statement of which this prospectus forms a part, including “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and our financial statements and the related notes, in each case included in this prospectus, before making an investment decision.
Overview
We are a clinical-stage biopharmaceutical company focused on developing novel disease-modifying therapies for immunology and inflammatory diseases, with an initial focus on chronic fibrotic indications with high unmet medical need. Our product candidates are designed to target established pathways and utilize validated modalities with the aim of increasing efficacy while avoiding systemic toxicities in order to overcome the limitations of prior therapeutic approaches. Our initial focus for the treatment of fibrosis is through inhibition or modulation of two key signaling pathways that are involved in fibrosis, the transforming growth factor β, or TGFβ, pathway and the hepatocyte growth factor, or HGF, pathway. Our mission is to harness the disease-modifying potential of growth factor modulating therapeutics that aim to resolve fibrosis, repair tissue structure, and restore organ function to enable patients with these disorders to live fuller and healthier lives.
We are advancing a pipeline of novel product candidates for chronic fibrotic disorders with well-validated targets, significant unmet medical needs and large commercial potential. Our pipeline includes:
•
AGMB-129: Our lead product candidate, AGMB-129, is a selective and potent oral, gastrointestinal-restricted small molecule inhibitor of ALK5, or TGFβR1, in development for the treatment of Fibrostenosing Crohn’s Disease, or FSCD. FSCD is a severe complication of Crohn’s Disease, or CD, that is associated with significant morbidity. There are approximately one million patients under treatment for CD in the seven major markets of the United States, France, Germany, Italy, Spain, the United Kingdom and Japan, and approximately 450,000, or 45%, of these patients have FSCD. The emergence of burdensome symptomatic strictures is considered to be an inevitable consequence of long-term inflammation for the large proportion of patients with CD who progress to FSCD and eventually require surgery. There are no approved pharmacologic therapies for FSCD. We believe AGMB-129 has the potential to change the paradigm for treating FSCD patients and provide the first pharmacologic treatment for strictures. AGMB-129 is designed to act locally in the gastrointestinal tract, enabling high exposure in the target tissue. Then, following absorption, AGMB-129 is rapidly inactivated in the liver to avoid potential toxicities associated with systemic TGFβ signaling inhibition. In a Phase 1 clinical trial, AGMB-129 demonstrated the desired PK profile as high levels of AGMB-129 were present in the gastrointestinal tract with very low exposure in the bloodstream. We are conducting a global randomized, double-blind, placebo-controlled Phase 2a trial of AGMB-129, or the STENOVA trial. We are targeting an initial enrollment of approximately 90 FSCD patients with non-critical symptomatic strictures and expect to report interim data evaluating the safety, pharmacokinetics, or PK, pharmacodynamics, or PD, and target engagement of AGMB-129 in approximately 36 patients in           and topline data in approximately 90 patients in           .

•
AGMB-447: AGMB-447, our second clinical-stage product candidate, is an inhaled small molecule inhibitor of ALK5, in development for the treatment of idiopathic pulmonary fibrosis, or IPF. IPF is a rare progressive fibrotic lung disease that has a poor prognosis for patients with an average life expectancy of less than five years. IPF affects approximately 140,000 people in the United States, with 30,000 to 40,000 new cases being diagnosed each year. AGMB-447 is designed to have a high local exposure in the lung tissue, and then upon absorption into the bloodstream AGMB-447 is hydrolyzed and substantially inactivated in order to avoid potential toxicities associated with systemic inhibition of TGFβ signaling. Direct delivery to the lung through inhalation and subsequent lung restriction are designed to confer high efficacy and a favorable safety profile for AGMB-447. We believe AGMB-447 also has the potential to demonstrate a low potential for drug-drug interactions that could make it well-suited for use as a single-agent and in combination with current standard of care therapies. AGMB-447 is currently in a Phase 1 clinical trial in healthy subjects and IPF patients and we expect to report single ascending dose, or SAD, and multiple ascending dose, or MAD, data from healthy subjects in        and in IPF patients in       .
•
AGMB-101: Our third product candidate, AGMB-101, is an HGF-mimetic monoclonal antibody that acts through agonism, or stimulation, of the MET receptor and has demonstrated both antifibrotic and regenerative activity in preclinical models. The HGF/MET pathway is a critical modulator of the proliferation, survival, motility, and differentiation of cells and has a strong regenerative effect. Our preclinical studies have demonstrated that AGMB-101 has potential across multiple fibrotic diseases and we plan to focus initial development in liver cirrhosis, the terminal stage of progressive liver fibrosis in patients with chronic liver disease, for which there are currently no approved treatments. AGMB-101 is currently in the final stages of investigational new drug, or IND, enabling studies and we expect to file a regulatory submission for a Phase 1 trial in healthy subjects and patients with compensated liver cirrhosis in           .

Fibrosis, TGFβ and HGF
Fibrosis represents an aberrant response of a tissue to injury, leading to progressive tissue scarring that may be triggered by trauma, inflammation, infection, cell injury or cancer, amongst others. As a result, fibrosis can lead to organ dysfunction and failure. The body’s normal response to injury involves the activation of cells that produce collagen and other components of the extracellular matrix, or ECM, that are part of the healing process for the tissue. Under normal physiological circumstances, scarring is self-limited and the resulting scar resolves itself, leaving behind a tissue architecture similar to what was present before the injury. However, in certain chronic disease states, this process of healing becomes both prolonged and excessive, resulting in fibrotic remodeling which interferes with organ function. Fibrosis can occur in many organ systems throughout the body including the lungs, liver, kidneys, gastrointestinal tract, skin and muscles. While the exact pathologies for diseases in these organs differ, fibrosis involves many of the same cell types and signaling pathways across different organs and tissue.
Signaling by TGFβ has been shown to play a central role in the pathophysiology of fibrosis. The well understood role of the TGFβ pathway, including through the ALK5 receptor, in driving multiple aspects of fibrosis, has made it an attractive target for antifibrotic drug development. In healthy tissues, TGFβ’s physiological role is to initiate healing after injury. In fibrotic diseases, however, TGFβ signaling remains continuously activated in response to prolonged insults such as inflammation, leading the surrounding tissue to deposit excess ECM, which eventually leads to tissue fibrosis. There is strong preclinical evidence and encouraging preliminary clinical evidence that TGFβ inhibition could be effective in multiple indications; however, development of previous ALK5 inhibitors has been limited due to safety concerns as systemic inhibition of TGFβ causes toxicity in the heart and large vessels. We believe our programs have the potential to overcome these systemic toxicity challenges by acting locally within tissues of interest and avoiding systemic exposure while allowing us to leverage the well-described role of TGFβ in fibrosis.
The HGF pathway, like TGFβ, has also been established to be a key modulator of fibrosis and represents a promising target for progressive liver fibrosis, as well as gastrointestinal, pulmonary, and renal disorders. In contrast to TGFβ, however, the HGF pathway possesses anti-fibrotic activity. The HGF pathway is a critical modulator of the proliferation, survival, motility, and differentiation of epithelial cells and has a strong regenerative effect. We are developing an HGF-mimetic monoclonal antibody with the unique ability to act as an agonist of the MET receptor in a robust, stable, specific, and convenient fashion, something which has not been possible with putative small molecule agonists or native HGF.
Our pipeline
Leveraging our deep knowledge and expertise in growth factor biology, we have built a broad pipeline of novel small molecule and antibody product candidates designed to act against well-validated and potentially disease-modifying targets for the treatment of fibrotic diseases with high unmet need and large commercial potential. We retain exclusive, worldwide development and commercialization rights to all of our product candidates and preclinical programs.

AGMB-129: Potential treatment for Fibrostenosing Crohn’s disease
AGMB-129, our lead product candidate, is a selective and potent oral, gastrointestinal-restricted small molecule inhibitor of ALK5 in development for the treatment of FSCD. FSCD is a severe complication of CD that is associated with significant morbidity. There are approximately one million patients under treatment for CD in the seven major markets of the United States, France, Germany, Italy, Spain, the United Kingdom and Japan, and approximately 450,000, or 45%, of these patients have FSCD. FSCD is caused by a narrowing, or stricturing, of the intestinal lumen due to fibrosis. Over time, these strictures can lead to abdominal pain, cramping, and vomiting after meals, and often require dietary modifications which can lead to malnutrition. There are no approved pharmacologic therapies for FSCD and currently approved therapies for CD mainly target inflammation but have not demonstrated efficacy in FSCD. Therefore, nearly all patients with intestinal strictures will require bowel surgery, which makes FSCD the leading cause of surgery in CD patients.
AGMB-129 is designed to avoid toxicities that arise from systemic inhibition of TGFβ signaling by limiting exposure to the gastrointestinal tract. AGMB-129 takes advantage of liver metabolism which substantially inactivates the drug before it can enter systemic circulation. In preclinical studies in rodents, oral administration of AGMB-129 resulted in high local exposure in the gastrointestinal tract with no or minimal systemic exposure (AUC not calculable). AGMB-129 was effective in preventing and treating fibrosis in preclinical mouse models and showed statistically significant downregulation of expression of both pro-fibrotic and pro-inflammatory genes in ex vivo patient-derived cells from gastrointestinal biopsies of inflammatory bowel disease, or IBD, patients. Furthermore, we have not observed cardiac valve toxicities commonly associated with systemic TGFβ inhibition in our toxicology studies to date. In a Phase 1 trial, oral administration of AGMB-129 to healthy human subjects was generally well-tolerated following both single and multiple ascending doses and demonstrated high levels of AGMB-129 in the gastrointestinal tract with low systemic exposure in the bloodstream. AGMB-129 received Fast Track Designation for the treatment of FSCD from the U.S. Food and Drug Administration, or the FDA, in September 2023.
We are conducting a global randomized, double-blind, placebo-controlled STENOVA Phase 2a trial of AGMB-129. We are targeting an initial enrollment of approximately 90 FSCD patients with non-critical symptomatic strictures to evaluate safety, PK, PD and target engagement of AGMB-129 in patients. We are also evaluating novel efficacy endpoints in FSCD, including the proportion of patients achieving a clinical response, measured with a specific patient-reported outcome, or PRO, instrument, named S-PRO, and the proportion of patients achieving a radiological response, measured with the Stricturing Radiology Index, or SRI, which evaluates stricture severity by magnetic resonance enterography, or MRE. We expect to report interim data in approximately 36 patients in           and topline data in approximately 90 patients in           .

AGMB-447: Potential treatment for idiopathic pulmonary fibrosis
AGMB-447, our second clinical-stage product candidate, is an inhaled small molecule inhibitor of ALK5 in development for the treatment of IPF. IPF is a rare progressive fibrotic lung disease that has a poor prognosis for patients with an average life expectancy of less than five years. IPF affects approximately 140,000 people in the United States, with 30,000 to 40,000 new cases being diagnosed each year. There are currently two FDA-approved therapies for IPF, nintedanib, marketed as Ofev® by Boehringer Ingelheim and pirfenidone, marketed as Esbriet® by Roche. Both have shown modest slowing of disease progression in certain patients; however, these products do not enable recovery of lost lung function and are associated with safety and tolerability concerns which can be further complicated by drug-drug interactions. Despite the limitations of available treatments, the aggregate annual revenue for these therapies was approximately $3.5 billion in 2023.
We engineered AGMB-447 to be active in the lung but avoid significant systemic exposure. AGMB-447 is administered directly to the lungs via inhalation and then rapidly hydrolyzed and substantially inactivated upon entering the bloodstream. Preclinical studies in rodents have demonstrated that administration of AGMB-447 leads to high exposure in lung tissue, with systemic plasma exposure approximately 800 to 1,000 times lower than in lung. We have demonstrated that AGMB-447 led to dose-dependent reductions in disease severity across a number of fibrosis and inflammation markers in a rodent model of IPF and antifibrotic activity in human lung tissue from both healthy and IPF patients based on gene expression data. We have not observed any of the cardiac valve toxicities commonly associated with systemic TGFβ inhibition in our toxicology studies to date. AGMB-447 received orphan drug designation for the treatment of IPF from the FDA in May 2024.
We are conducting a randomized, double-blind, placebo-controlled Phase 1 clinical trial intended to evaluate the safety, PK, PD, and target engagement of AGMB-447. We plan to enroll approximately 28 healthy subjects in the SAD portion of the trial, and approximately 36 healthy subjects and 12 patients with IPF in the MAD portion of the trial. We expect to report SAD and MAD data from healthy subjects in        and in IPF patients in       .
AGMB-101: Potential treatment for liver fibrosis
AGMB-101, our third product candidate, is an HGF-mimetic monoclonal antibody that acts through agonism, or stimulation, of the MET receptor and has demonstrated both antifibrotic and regenerative activity in preclinical models. We believe AGMB-101 has potential across multiple fibrotic diseases and plan to focus initial development in liver cirrhosis, the terminal stage of progressive liver fibrosis in patients with chronic liver disease, for which there are no approved pharmacologic treatments available. In addition to cirrhosis, we may develop AGMB-101 for the treatment of additional liver disorders as well as gastrointestinal, pulmonary, and renal disorders.
Liver cirrhosis is an advanced stage of liver fibrosis which develops in patients with chronic liver disease. Over time liver inflammation leads to the accumulation of fibrotic scar tissue within the liver, which replaces healthy liver tissue and can impede normal blood flow through the liver causing increased pressure in the portal system. Patients with cirrhosis are classified as having compensated cirrhosis or decompensated cirrhosis. Patients with compensated cirrhosis generally have asymptomatic disease and a median survival of up to twelve years. Progression into decompensated cirrhosis is associated with the development of overt decompensation events, including severe gastrointestinal bleeding, encephalopathy, ascites, severe systemic infections, as well as cardiac and renal failure. These patients have a median survival of approximately two years. Worldwide it is estimated that there are 110 million to 130 million cases of cirrhosis, approximately 90% of which are compensated cirrhosis. We believe AGMB-101 has the potential to address liver cirrhosis and secondary portal hypertension, and to restore liver function through its regenerative properties. While we believe AGMB-101 has potential utility in both compensated and decompensated cirrhosis patients, we are focusing initial development in compensated cirrhosis patients given the large patient population, significant unmet need, and more homogenous underlying pathogenic mechanisms in this patient population.
AGMB-101 is designed to combine the anti-fibrotic and tissue regenerative properties of HGF with the drug-like properties of monoclonal antibodies. HGF is a well-characterized growth factor with key roles in homeostasis and regeneration of multiple organs and tissues. The HGF pathway, similar to TGFβ, has also been established to be a key modulator of fibrosis and represents a promising target for progressive liver fibrosis, as well as gastrointestinal, pulmonary, and renal disorders. We are developing a first-in-class program with the unique ability to act as an agonist of the MET receptor in a robust, stable, specific, and convenient fashion, something which has not been possible with putative small molecule agonists or native HGF. In preclinical in vivo studies, AGMB-101 has been shown to prevent the progression of liver fibrosis, reverse existing liver fibrosis and lead to the regeneration of liver tissue. AGMB-101 is currently in the final stages of IND-enabling studies and we expect to file a regulatory submission for a Phase 1 trial in healthy subjects and patients with liver cirrhosis in           .
Our team and corporate history
We have assembled an executive and development team with deep scientific and clinical development expertise and a track record of strong business leadership. Tim Knotnerus, our Chief Executive Officer, has extensive experience in corporate development and venture capital and previously held the position of Vice President of Corporate Development at AM-Pharma, where he and his team secured a $600.0 million option-to-buy deal with Pfizer. Philippe Wiesel, M.D., our Chief Medical Officer, served as Chief Medical Officer at Genkyotex where he led clinical development of several anti-inflammatory and anti-fibrotic compounds for various fibrotic disorders including liver, lung, and kidney fibrosis. Dr. Wiesel also previously led the late-stage development and marketing approval for Raptiva® at EMD Serono. Andrea Sáez, Ph.D., our Chief Development Officer, previously served as Chief Operating Officer and Chief Scientific Officer at Origo Biopharma, where both AGMB-129 and AGMB-447 were discovered. Our Chief Business Officer and Chief Financial Officer, Paul van der Horst, Ph.D., and General Counsel, Ellen Lefever, bring broad experience in corporate development and capital raisings, including leadership roles at Galapagos during negotiations with Gilead regarding their $5.0 billion strategic collaboration, and Galapagos’ initial public offering on Nasdaq and subsequent secondary public offerings.
We are headquartered in Antwerp, Belgium, with chemistry laboratory facilities in Touro, Spain and a growing presence in the United States with an office in Boston, MA.
To date, we have raised €217.7 million from leading strategic and institutional investors including Andera Partners, Boehringer Ingelheim, Canaan, Cormorant Asset Management, Dawn Biopharma, a platform controlled by KKR, EQT Life Sciences, Fidelity Management & Research Company, Pfizer, Pontifax and Redmile.
Our approach and strategy
We have built a strong scientific foundation in immunology and inflammation, or I&I, targeting growth factors and modulating related molecular pathways through novel small molecules and monoclonal antibodies to resolve fibrosis, regenerate tissue and restore organ functionality. Our approach to drug development is focused on the identification of underlying biological processes that drive disease pathology. We leverage our core end-to-end research and development capabilities to develop therapies focused on established and clinically validated targets to overcome the limitations of previous therapeutic approaches with the aim to fundamentally de-risk a program’s clinical development. Combining our scientific insights into growth factor biology along with robust drug development expertise, we are working to build differentiated programs with disease modifying potential in fibrotic diseases. Our approach is target-led, therefore we are modality-agnostic and will select a small molecule or antibody approach to achieve an optimal profile and treat the underlying cause of disease. Through our acquisition of Origo Biopharma, we significantly strengthened our focus on growth factor biology as well as organ-restricted small molecule chemistry.
We are focused on internal research and development capabilities as well as the identification of promising external innovation opportunities with our proven track record of executing business development transactions. Our lead programs, AGMB-129 and AGMB-447, were acquired through our acquisition of Origo Biopharma. The Origo Biopharma acquisition and seamless integration demonstrates the strength of our business development capabilities and our agility. Our strategy of selecting validated targets, with an emphasis on the underlying biology in which we have expertise, provides us with a broader yet selective range of potential opportunities to assess.

We aim to continue to leverage our strong team with differentiated experience in assessing and executing business development transactions to broaden our pipeline to drive long-term value creation.
Our approach is comprised of the following characteristics:
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Focusing on I&I with an initial nexus in fibrosis: We are focused on the discovery and development of disease modifying approaches to treat I&I disorders to transform the treatment paradigm for patients with these diseases. Our initial focus is on fibrotic diseases which can be attenuated by growth factor biology, given the significant potential of these targets in mediating fibrotic pathways and the high unmet need of patients suffering from fibrotic diseases.

•
Targeting large commercial potential with significant unmet medical need: We pursue indications with large commercial potential where there is a significant unmet need driven by the limitations of existing treatment options. We are currently focused on fibrotic indications, including FSCD, IPF and cirrhosis, that represent large commercial opportunities.

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Well-understood biology and validated pathways: We aim to directly address the underlying molecular pathways and drivers of a given disease. Our approach involves targeting established and validated pathways to improve the likelihood of clinical impact.

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Utilizing validated modalities: We utilize both small molecules and antibodies that are validated modalities within each program and plan to utilize the modality that maximizes the potential for a therapy to be safe and effective.

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Leveraging early evidence of proof-of-mechanism to inform clinical development decisions: We perform thorough preclinical analyses, collection of target engagement data based on biomarkers at the key sites of tissue exposure, and detailed analyses of drug metabolism and circulating metabolites following administration that can provide early proof-of-mechanism and inform clinical development decisions.

•
Utilizing a collaborative approach to facilitate clinical development: Due to the novel disease modifying nature of our therapies, we are working closely with regulatory agencies, including the FDA, and key patient advocacy groups and consortia to inform the selection of biomarkers and clinical endpoints for assessing the therapeutic impact of a drug candidate.

•
Maximizing the commercial potential of our product candidates: We may seek strategic partnerships where we believe that external resources and expertise could accelerate the clinical development or maximize the market potential of our product candidates, or candidates, or where such collaborations could expand our internal capabilities.

To achieve our mission and through the implementation of our approach, we are building a unique and robust pipeline of novel therapies for immunology and inflammatory diseases, with an initial focus on chronic fibrotic indications. Our current development strategy includes:
•
Advance AGMB-129 as a potentially disease-modifying therapy for the treatment of FSCD. We believe that by selectively and potently inhibiting ALK5 and by avoiding systemic toxicity through localized activity in the gastrointestinal tract and rapid metabolization in the liver, AGMB-129 has the potential to transform the treatment paradigm for FSCD and unlock the significant unmet need of the currently underserved FSCD patient population.

•
Advance AGMB-447 to overcome the limitations of existing treatment options for IPF. We believe that through targeted delivery of AGMB-447 in the lung combined with inactivation upon absorption into the bloodstream, thus avoiding systemic exposure, we can achieve potent antifibrotic effects in IPF while avoiding toxicities associated with systemic TGFβ inhibition.

•
Advance AGMB-101 for the treatment of liver cirrhosis. We believe that AGMB-101 has the potential to generate both antifibrotic and regenerative activity to treat liver disorders, as well as gastrointestinal, pulmonary, and renal disorders.

Risks associated with our business
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We are a clinical-stage biopharmaceutical company and have incurred significant losses every year since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

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Even if this offering is successful, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

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The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

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We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of AGMB-129, AGMB-447, or any other product candidates.

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If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

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There is no established endpoint for FSCD and the development and validation of endpoints, including patient-reported outcomes, may delay the development of our product candidates or increase development costs.

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Our products and product candidates may have serious adverse, undesirable or unacceptable side effects, or even cause death, and we or others may identify undesirable or unacceptable side effects caused by any of our product candidates after they have received marketing approval.

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Even if we obtain approval from the FDA, the European Medicines Agency, or the EMA, or other applicable regulatory authorities for any product candidate that we may identify and pursue in the United States or Europe, we may never obtain approval to commercialize any such product candidates outside of those jurisdictions, which would limit our ability to realize their full market potential.

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The commercial success of our products and product candidates, including in new indications or methods of administration, will depend on the degree of market acceptance.

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We rely, and intend to rely, on third parties to conduct our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.

•
Our commercial success depends on our ability to obtain, maintain, enforce, and otherwise protect our current and any future intellectual property and proprietary technology, and if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize products and product candidates similar or identical to ours and our ability to successfully develop and commercialize our product candidates may be adversely affected.

•
We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

•
No public market for the ADSs currently exists, and a public market may not develop or be liquid enough for you to sell your ADSs quickly or at market price.

•
In preparation of this offering, we identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

•
We are subject to privacy laws, regulation and potential enforcement and contractual obligations related to data privacy and security. Our failure to comply with these laws, regulations and contractual obligations could lead to potential government enforcement actions and significant penalties against us, and harm our results, operations and/or financial conditions.

•
We are a Belgian limited liability company but are not a “listed company” within the meaning of the Belgian Companies and Associations Code, and shareholders of our company may have different and, in some cases, more limited shareholder rights than shareholders of such “listed company” in Belgium or of a U.S. listed corporation.

Corporate information
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “AgomAb” the “Company,” “we,” “our,” “ours,” “ourselves,” “us,” or similar terms refer to AgomAb Therapeutics NV and our subsidiaries, as identified below. We were initially incorporated under the laws of Belgium on April 13, 2017 as a Belgian private limited liability company (besloten vennootschap) and were converted under the laws of Belgium into a Belgian limited liability company (naamloze vennootschap) on March 14, 2019. Our principal executive offices are located at Posthoflei 1/6, 2600 Antwerpen, Belgium. Our telephone number at this address is +32 3 318 91 70. Our Spanish subsidiary, Agomab Spain, S.L.U., is headquartered at Parque Empresarial de Touro Fonte Diaz, A Coruña, Galicia, Spain. Our U.S. subsidiary, Agomab US, Inc. is headquartered in Cambridge, Massachusetts.
Our website address is www.agomab.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only.
Implications of being an emerging growth company and a foreign private issuer
Emerging growth company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:
•
we have an option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•
we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•
we are not required to comply with requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

•
at such time we no longer qualify as a foreign private issuer, we would not be required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”, and we would be able to avail ourselves of reduced disclosure about our executive compensation arrangements.

We may take advantage of these provisions until we no longer qualify as an emerging growth company. We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period. As a result, the information we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.
Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.
Foreign private issuer
We are also a foreign private issuer within the meaning of the rules under the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of Nasdaq. Consequently, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act applicable to public companies organized within the United States, including but not limited to:
•
the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•
certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act;

•
the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to the purchases and sales of our securities by our executive officers and directors; and

•
the requirement to file periodic reports, current reports and financial statements with the SEC as frequently or as promptly as domestic filers as well as compliance with Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. We are required to assess our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We will remain a foreign private issuer until such time that 50% or more of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the members of board of directors or our executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.
Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, if we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer. We have taken advantage of certain of these reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities.
Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. Nevertheless, there may be less publicly available information concerning us than there is for U.S. public companies.
Enforcement of civil liabilities
We are a Belgian limited liability company organized and existing under the laws of Belgium, and our registered offices and the majority of our assets are located outside of the United States. In addition, the majority of our directors and members of our executive committee and the experts named herein are residents of jurisdictions other than the United States. As a result, it may be difficult or may not be possible for you to (i) obtain jurisdiction over these non U.S. individuals or our company in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal or state securities laws, (ii) effect service of process within the United States upon these non U.S. individuals or our company, (iii) enforce judgments obtained in U.S. courts against these non U.S. individuals or our company in courts outside the United States, including Belgian courts, (iv) enforce against these non U.S. individuals and our company (as the case may be in a Belgian court), whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon U.S. federal or state securities laws.
The United States currently does not have a treaty with Belgium providing for the reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. Consequently, a final judgment rendered by any federal or state court in the United States, whether or not predicated solely upon U.S. federal or state securities laws, would not automatically be enforceable in Belgium. Actions for the recognition and enforcement of judgments of U.S. courts are regulated by Articles 22 to 25 of the 2004 Belgian Code of Private International Law, as amended from time to time. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium, unless, (in addition to compliance with certain technical provisions) the Belgian courts are satisfied that:
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the effect of the recognition or enforcement of judgment is not manifestly incompatible with Belgian public order;

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the judgment did not violate the rights of defense of the defendant;

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the judgment was not rendered in a matter where the parties did not freely dispose of their rights, with the sole purpose of evading the application of the law applicable according to Belgian private international law;

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the judgment is not subject to further recourse under U.S. law;

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the judgment is not incompatible with a judgment rendered in Belgium or with a prior judgment rendered abroad that might be recognized in Belgium;

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the claim was not filed outside Belgium after a claim was filed in Belgium, if the claim filed in Belgium relates to the same parties and the same subject and is still pending;

•
the Belgian courts did not have exclusive jurisdiction to rule on the matter;

•
the U.S. court did not accept its jurisdiction solely on the basis of either the presence of the plaintiff or the location of goods not directly linked to the dispute in the United States;

•
the judgment did not concern the deposit or validity of intellectual property rights when the deposit or registration of those intellectual property rights was requested, done or should have been done in Belgium pursuant to international treaties;

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the judgment did not relate to the validity, operation, dissolution, or liquidation of a legal entity that has its main seat in Belgium at the time of the petition of the U.S. court;

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if the judgment relates to the opening, progress or closure of insolvency proceedings, it is rendered on the basis of the European Insolvency Regulation or, if not, that (a) a decision in the principal proceedings is taken by a judge in the state where the most important establishment of the debtor was located or (b) a decision in territorial proceedings was taken by a judge in the state where the debtor had another establishment than its most important establishment; or

•
the judgment submitted to the Belgian court is authentic under the laws of the state where the judgment was issued; in case of a default judgment, it can be shown that under locally applicable laws the invitation to appear in court was properly served on the defendant; a document can be produced showing that the judgment is, under the rules of the state where it was issued, enforceable and was properly served on the defendant.

In addition, with regard to the enforcement through legal proceedings in Belgium of any claim (including the exequatur of foreign court decisions in Belgium), a registration tax at the rate of 3% (to be calculated on the total amount that a debtor is ordered to pay) is due, if the sum of money which the debtor is ordered to pay by a Belgian court judgment, or by a foreign court judgment that is either (i) automatically enforceable and registered in Belgium or (ii) rendered enforceable by a Belgian court, exceeds €12,500. The debtor is liable for the payment of the registration tax. A stamp duty is payable for each original copy of an enforcement judgment rendered by a Belgian court, with a maximum of €1,450.

THE OFFERING
ADSs offered by us
We are offering        ADSs, each ADS representing one common share.
Common shares to be outstanding immediately after this offering
       common shares (or        common shares if the underwriters exercise their option to purchase additional ADSs in full).
Underwriters’ option to purchase additional ADSs
The underwriters have an option for a period of 30 days from the date of this prospectus to purchase up to        additional ADSs at the public offering price, less underwriting discounts and commissions.
The ADSs
Each ADS represents one common share.
The depositary will hold the common shares underlying your ADSs. You will have rights as provided in the deposit agreement pursuant to which the ADSs will be issued, or the deposit agreement. You may cancel your ADSs and withdraw the underlying common shares. The depositary will charge you fees for, among other acts, any cancellation of ADSs and withdrawal of the underlying common shares. In certain limited instances described in the deposit agreement, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect.
To better understand the terms of the ADSs, you should carefully read “Description of American depositary shares” in this prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement of which this prospectus forms a part.
Depositary custodian
J.P. Morgan Chase Bank, N.A.
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $      million, or $      million if the underwriters exercise their option to purchase additional ADSs in full, based on an assumed initial public offering price of $      per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to advance clinical development of AGMB-129 and AGMB-447 and preclinical and Phase 1 clinical development of AGMB-101 and other development candidates, to fund general and administrative expenses, and for working capital and other general corporate purposes. See the section of this prospectus titled “Use of proceeds.”

Proposed Nasdaq Global Market symbol
“AGMB”
Voting rights
Holders of the ADSs will be entitled to one vote per common share underlying each ADS. Each common share underlying the ADS will not be convertible into any other class of our share capital. See “Description of share capital and articles of association—common shares” for more information on the rights of the holders of our common shares.
Risk factors
See “Risk factors” beginning on page 17 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.
The number of common shares (including common shares represented by ADSs) to be outstanding after this offering is based on                 common shares outstanding as of June 30, 2024, and also gives effect to (i) the conversion of all of our outstanding preferred shares into an aggregate of        common shares immediately prior to the consummation of this offering and (ii) the issuance of        common shares to argenx BV upon the conversion of argenx BV’s profit sharing certificate, or the profit sharing certificate, immediately prior to the consummation of this offering and excludes:
•
       common shares issuable upon the exercise of share warrants outstanding as of June 30, 2024 pursuant to our warrant plans, at a weighted-average exercise price of €       per warrant, each of which share warrants will accelerate and become fully vested and exercisable immediately prior to the consummation of this offering;

•
       common shares reserved for future grant or issuance as of June 30, 2024 under our warrant plans; and

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       common shares to be reserved for future issuance under our 2024 Stock Option and Incentive Plan, or 2024 Plan, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Unless otherwise indicated, all information in this prospectus assumes:
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no exercise of the share warrants described above after June 30, 2024;

•
gives effect to a      -for-      reverse stock split of our common shares effected on       ;

•
that the underwriters do not exercise their option to purchase an aggregate of up to        additional ADSs from us;

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the issuance of common shares to argenx BV upon conversion of the profit sharing certificate, which will occur immediately prior to the consummation of this offering;

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the conversion of all of our outstanding preferred shares into common shares, which will occur immediately prior to the consummation of this offering; and

•
an initial public offering price of $      per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables present the summary of our consolidated financial data as of the dates and for the periods indicated. Historical results are not necessarily indicative of our future results. The summary financial data set forth below should be read together with our consolidated financial statements and the related notes to those statements, as well as the section of this prospectus captioned “Management’s discussion and analysis of financial condition and results of operations.” Additionally, please see “Presentation of financial information” for further information on the preparation and presentation of our financial information. The consolidated statement of profit or loss and other comprehensive income or loss for the years ended December 31, 2023 and 2022 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus.
The unaudited interim condensed consolidated statement of financial position data as of June 30, 2024 and the unaudited interim consolidated statement of profit or loss and other comprehensive income or loss for each of the six-month periods ended June 30, 2024 and 2023 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared using the same accounting policies as described in our audited consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to state fairly our financial position as of June 30, 2024 and our results of operations for the six months ended June 30, 2024 and 2023. Our historical results are not necessarily indicative of results to be expected for a full year or any other interim period. We prepare our consolidated financial statements in accordance with IFRS Accounting Standards, as issued by the IASB.
Consolidated statement of profit or loss and other comprehensive income or loss
	For the six-months Ended June 30,		For the Year Ended December 31,
(In thousands of € except for per share amounts)	2024	2023	2023	2022
Research and development expenses			(26,311)	(19,421)
General and administrative expenses			(6,097)	(4,513)
Total operating expenses			(32,408)	(23,934)
Other operating income			1,218	1,300
Operating loss			(31,190)	(22,634)
Changes in fair value of financial liabilities			18,964	11,889
Financial expenses			(86)	(175)
Financial income			303	114
Loss before taxes			(12,009)	(10,806)
Tax income			619	2,664
Loss for the year*			(11,390)	(8,142)
Other comprehensive income			—	—
Total comprehensive loss for the year*			(11,390)	(8,142)
Weighted average number of common shares outstanding			25,000	25,000
Basic and diluted loss per share			(0.77)	(0.54)
Pro forma basic and diluted loss per share (unaudited)(1)
Pro forma weighted average number of common shares outstanding (unaudited)(1)
* the loss and total comprehensive loss for the year is fully attributable to the owners of the parent
(1) The unaudited pro forma basic and diluted loss per share and unaudited pro forma weighted average number of common shares outstanding data give effect to the conversion of all of our outstanding preferred shares into        common shares and the issuance of        common shares to argenx BV upon conversion of the profit sharing certificate, each of which will occur prior to the consummation of this offering.

Summary condensed consolidated statement of financial position data
The table below presents summary unaudited condensed consolidated statement of financial position data as of June 30, 2024:
•
on an actual basis;

•
on a pro forma basis to give effect to footnote (1); and

•
on a pro forma as adjusted basis to give further effect to footnote (2).

As of June 30, 2024
(In thousands of €)	Actual	Pro Forma(1)	Pro Forma, As Adjusted(2)
Consolidated statement of financial position:
Cash and cash equivalents
Total assets
Total liabilities
Share capital
Share premium
Share-based payment reserve
Other reserves
Accumulated loss
Equity attributable to the owners of the parent
(1) The pro forma statement of financial position data gives effect to the conversion of all of our outstanding preferred shares into        common shares and the issuance of        common shares to argenx BV upon conversion of the profit sharing certificate, each of which will occur prior to the consummation of this offering, and is based on        common shares outstanding immediately prior to the consummation of this offering.
(2) The pro forma as adjusted statement of financial position data gives further effect to the sale by us of        ADSs in this offering at the initial public offering price of $      per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $      per ADS would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total equity by $      million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Each increase or decrease of 1.0 million in the number of ADSs we are offering would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total equity by $      million, assuming no change in the assumed initial public offering price per ADS and after deducting the estimated underwriting discounts and commissions. This pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS
Investing in the American Depositary Shares, or ADSs, involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the other information in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus and in the section titled “Management’s discussion and analysis of financial condition and results of operations,” before deciding whether to invest in the ADSs. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of the ADSs could decline, and you may lose all or part of your investment. The material and other risks and uncertainties summarized above and described below are not intended to be exhaustive and are not the only ones we face. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See the section titled “Special note regarding forward-looking statements.”
Risks related to our limited operating history, financial position and need for additional capital
We are a clinical-stage biopharmaceutical company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.
We are a clinical-stage biopharmaceutical company and we have not generated any revenue to date. We have incurred net losses in each year since our inception in April 2017, including total comprehensive losses of €11.4 million and €8.1 million for the years ended December 31, 2023 and 2022, respectively. As of June 30, 2024, we had an accumulated loss of €       million. Our historical losses resulted principally from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. In the future, we intend to continue to conduct research and development, preclinical testing, clinical trials, regulatory compliance, market access, commercialization and business development activities that, together with anticipated general and administrative expenses, will result in incurring further significant losses for at least the next several years. Our expected losses, among other things, may continue to cause our working capital and shareholders’ equity to decrease.
We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:
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continue our research and development activities of our product candidates, including through clinical development, and, if successful, later-stage clinical trials;

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expand the scope of our current clinical studies for our product candidates;

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initiate additional clinical or other studies for our product candidates;

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discover and develop new product candidates;

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add additional manufacturers or suppliers or increase our spending with current manufacturers or suppliers;

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seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies;

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establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

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seek to identify and validate additional product candidates;

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acquire or in-license other product candidates or technologies;

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make payments under any in-license agreements;

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make milestone payments to AgomAb Spain former equity holders;

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maintain, protect, enforce and expand our intellectual property portfolio;

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attract and retain skilled personnel;

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create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts; and

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experience any delays or encounter issues with any of the above.

To date, we have funded our operations through private placements of equity. To become and remain profitable, we will need to continue developing and eventually commercialize products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing clinical trials of AGMB-129, AGMB-447, AGMB-101 and other current and future product candidates, obtaining regulatory approval for any product candidates for which we successfully complete clinical trials, and establishing marketing capabilities. Even if any of the product candidates that we may develop are approved for commercial sale, we anticipate incurring significant costs associated with commercialization. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.
Because of the numerous risks and uncertainties associated with the development of drugs and biologics, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other comparable foreign authorities to perform studies in addition to those we currently anticipate, or if there are any delays in completing our clinical trials or the development of AGMB-129, AGMB-447, AGMB-101 or any other product candidates, our expenses could increase beyond our current expectations and revenue could be further delayed. Our failure to become and remain profitable would depress the market price of the ADSs and could impair our ability to raise capital, expand our business or continue our operations. If we continue to suffer losses, investors may not receive any return on their investment and may lose their entire investment.
Even if this offering is successful, we will need to raise capital to finance our operations. Failure to obtain this necessary capital when needed, or on acceptable terms, may force us to delay, limit or terminate our product development efforts or other operations.
We are currently advancing AGMB-129 and AGMB-447 through clinical development with one additional product candidate, AGMB-101, in investigational new drug, or IND, enabling studies and multiple early discovery programs. The research and development of biopharmaceutical products is expensive, and we expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates in clinical studies.
As of December 31, 2023, our cash and cash equivalents were €122.4 million. As of June 30, 2024, our cash and cash equivalents were $       million. We estimate that the net proceeds from this offering will be approximately $       million, assuming an initial public offering price of $       per ADS, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We expect that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund our current operations until       . Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future funding requirements, both short-term and long-term, will depend on many factors, including:
•
the scope, progress, timing, costs, including those related to chemistry, manufacturing and controls, or CMC, and results of clinical trials of, and research and preclinical development efforts for, our current and future product candidates;

•
the number of future product candidates and indications that we pursue and their development requirements;

•
the outcome, timing and costs of seeking regulatory approvals;

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the costs of commercialization activities for any of our product candidates that receive marketing approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and commercial-scale manufacturing capabilities;

•
the effect of competing technological and market developments;

•
subject to receipt of marketing approval, revenue, if any, received from commercial sales of our current and future product candidates;

•
our ability to enter into, and the terms and timing of, any collaborations, licensing or other arrangements;

•
our headcount growth and associated costs as we expand our research and development activities;

•
the costs of preparing, filing and prosecuting patent applications, maintaining, protecting and enforcing our intellectual property rights, including enforcing and defending intellectual property-related claims; and

•
the costs of operating as a public company.

We may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. In any event, we will require substantial additional capital to obtain regulatory approval for, and to commercialize, our product candidates. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.
Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Our current or future in-licenses may also be terminated if we are unable to meet the payment or other obligations under the agreements.
If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the clinical development or commercialization of any product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.
We have never generated revenue from product sales and may never become profitable.
Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, product candidates we may identify for development. We may not generate revenues from product sales for many years, if ever. Our ability to generate future revenues from product sales depends heavily on our or our collaborators’ ability to successfully:
•
identify product candidates and successfully complete research development of any product candidates we may identify;

•
seek and obtain regulatory approvals for any product candidates for which we successfully complete clinical trials;

•
launch and commercialize any product candidates for which we may obtain regulatory approval by establishing a sales force, marketing and distribution infrastructure, or alternatively, collaborating with a commercialization partner;

•
qualify for adequate coverage and reimbursement by government and third-party payors for any product candidates for which we may obtain regulatory approval;

•
establish and maintain supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the market demand for any product candidates for which we obtain regulatory approval;

•
develop, maintain and enhance a sustainable, scalable, reproducible and transferable manufacturing process for the product candidates we may develop;

•
address competing technological and market developments;

•
negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations in such collaborations;

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receive market acceptance by physicians, patients, healthcare payors, and others in the medical community;

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maintain, protect, enforce, defend and expand our portfolio of intellectual property and other proprietary rights, including patents, trade secrets and know-how;

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defend against third-party intellectual property claims of infringement, misappropriation or other violation; and

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attract, hire and retain qualified personnel.

Our expenses could increase beyond expectations if we are required by the FDA or the EMA, or other regulatory authorities to perform preclinical studies or clinical trials in addition to those that we currently anticipate. Even if one or more of the product candidates we may develop are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Additionally, such products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives. Even if we are able to generate revenues from the sale of any approved product candidates, we may not become profitable and may need to obtain additional funding to continue operations.
Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
We are a clinical-stage biopharmaceutical company with a limited operating history. We were formed in April 2017 and, to date, we have invested most of our resources in developing AGMB-129, AGMB-447 and our other product candidates, acquiring our Spanish subsidiary, and providing administrative support for these operations. We have not yet demonstrated an ability to successfully complete later-stage clinical trials beyond Phase 2a, obtain regulatory approvals, manufacture a commercial-scale product, or conduct sales and marketing activities necessary for successful product commercialization or obtain reimbursement in the countries of sale. Advancing our programs through clinical trials will require substantial additional development and clinical research time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales.
We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will eventually need to transition from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

Risks related to the discovery and development of our product candidates
Clinical development involves a lengthy, complex, and expensive process, with an uncertain outcome.
To obtain the requisite regulatory approvals to commercialize any product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our product candidates are safe and effective in humans and that the data we generated support our IND or planned IND applications in the U.S., or our clinical trial applications, or CTAs, in the United Kingdom, or UK, or in the European Union, or EU, or a comparable application in other jurisdictions. We cannot be sure that we will be able to submit INDs or CTAs or comparable applications for our preclinical programs on the timelines we expect, if at all. We also cannot guarantee that submission of INDs or CTAs or comparable applications will result in the FDA, the EMA, the Medicines and Healthcare products Regulatory Agency, or MHRA, or other regulatory authorities allowing clinical trials to even begin.
Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. In particular, the general approach for FDA approval of a new drug is to require data from two well-controlled, Phase 3 clinical trials of the relevant drug in the relevant patient population. Phase 3 clinical trials typically involve hundreds to thousands of patients, have significant costs and take years to complete.
A product candidate can fail at any stage of testing, even after observing promising signals of activity in earlier preclinical studies or earlier stage clinical trials. Product candidates that appear promising in the early phases of development may fail to complete development or reach the market for several reasons, including:
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preclinical studies or clinical trials may show the product candidates to be less effective than expected (e.g., a clinical trial could fail to meet its primary endpoint(s) or to have unacceptable side effects or toxicities);

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failure to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful;

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development of competing products in the same disease state;

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manufacturing costs, formulation issues, pricing or reimbursement issues, or other factors that make a product candidate uneconomical; and

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the proprietary rights of others and their competing products and technologies that may prevent one or more of our product candidates from being commercialized.

In addition, differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. Clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval.
Additionally, some of our planned trials are open label studies, where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open label clinical trials test only the investigational product candidate and sometimes do so at different dose levels. Open label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open label clinical trials are aware when they are receiving treatment. In addition, open label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in open label trials will not be replicated in later placebo-controlled trials.
In addition, the standards that the FDA and comparable foreign regulatory authorities use when regulating us require judgment and can change, which makes it difficult to predict with certainty how they will be applied. As approval procedures can vary among countries and may change over time, this can require additional clinical testing and the time required to obtain approval may differ. We can provide no assurances that such approval will be obtained on the timeline that we expect or at all. Although we are initially focusing our efforts on the clinical development of small molecule drug products, we also anticipate commencing clinical development of biological products, which could make us subject to additional regulatory requirements. Any analysis we perform of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent further development. We may also encounter unexpected delays or increased costs due to new government regulations. Examples of such regulations include future legislation or administrative action, or changes in FDA or comparable foreign regulatory policy during the period of product development and FDA and comparable foreign regulatory review. It is impossible to predict whether legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be. If AGMB-129, AGMB-447 or AGMB-101, or our other current or future product candidates, are not approved in one or more jurisdictions, or if such approvals are significantly delayed, it could have a material adverse effect on our business. It is possible that none of our other existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval in any other jurisdiction or indication. Moreover, we must obtain separate regulatory approvals in each jurisdiction where we want to market and approval by one regulatory authority does not ensure approval by any other regulatory authority. As approval procedures can vary among countries and may change over time, this can require additional clinical testing and the time required to obtain approval may differ. We can provide no assurances that such approval will be obtained on the timeline that we expect or at all. Successful completion of clinical trials is a prerequisite to submitting a marketing application to the FDA and comparable foreign regulatory authorities for each product candidate. We may experience negative or inconclusive results, which may result in our deciding, or our being required by regulators, to conduct additional clinical studies or trials or abandon some or all of our product development programs, which could have a material adverse effect on our business.
We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of AGMB-129, AGMB-447, AGMB-101 or any other product candidates.
We may experience delays in initiating or completing clinical trials. We also may experience numerous unforeseen events during, or as a result of, any future clinical trials that could delay or prevent our ability to receive marketing approval or commercialize any product candidates, including:
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regulators or central and or local institutional review boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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the FDA or other comparable regulatory authorities may disagree with our clinical trial design, including with respect to dosing levels administered in our planned clinical trials, which may delay or prevent us from initiating our clinical trials with our originally intended trial design;

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we may encounter challenges designing our trials, including developing and reaching agreements with the FDA or other comparable authorities on the appropriate clinical endpoints, the design of the trial itself, the development of a patient-reported outcome, or PRO, as an endpoint, and the validation of a PRO;

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we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations, or CROs, which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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the number of subjects required for clinical trials of any product candidates may be larger than we anticipate or subjects may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

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our third-party contractors may fail to comply with regulatory requirements, including those promulgated by the International Counsel for Harmonization of Technical Requirements for Pharmaceuticals for Human Use, good clinical practices, of GCPs, and current good manufacturing practices, or cGMPs, or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

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we may experience delays or interruptions to our manufacturing supply chain, or we could suffer delays in reaching, or we may fail to reach, agreement on acceptable terms with third-party service providers on whom we rely;

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additional delays and interruptions to our clinical trials could extend the duration of the trials and increase the overall costs to finish the trials as our fixed costs are not substantially reduced during delays;

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we may elect to, or regulators, IRBs, Data Safety Monitoring Boards, or DSMBs, or ethics committees may require that we or our investigators suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

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we may not have the financial resources available to begin and complete the planned trials, or the cost of clinical trials of any product candidates may be greater than we anticipate;

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the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate to initiate or complete a given clinical trial; and

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the FDA or other comparable foreign regulatory authorities may require us to submit additional data such as long-term toxicology studies, or impose other requirements before permitting us to initiate a clinical trial.

We are currently conducting a Phase 2a trial of AGMB-129 and a Phase 1 trial of AGMB-447 and expect to file a regulatory submission for a Phase 1 trial of AGMB-101. The cost of compliance with regulations, requirements or guidelines of the FDA or other applicable regulatory authorities could be substantial. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the costs of our clinical trials may increase, the commercial prospects of our products and product candidates may be harmed, and our ability to generate product revenues from any of these products and product candidates will be delayed. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our products and product candidates.
Our product development costs will increase if we experience additional delays in clinical testing or in obtaining marketing approvals. We do not know whether any of our clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. If we do not achieve our product development goals in the timeframes we announce and expect, the approval and commercialization of our product candidates may be delayed or prevented entirely. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates and may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates and harming our business and results of operations. Any delays in our clinical development programs may harm our business, financial condition, and results of operations significantly.
Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential candidates. These decisions may prove to have been wrong and may adversely affect our revenues.
Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biopharmaceutical industry, in particular for our lead product candidates, our business, financial condition and results of operations could be adversely affected.
If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. Enrollment of patients depends on many factors, including:
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the patient eligibility and exclusion criteria defined in the protocol;

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the size of the patient population required for analysis of the trial’s primary endpoints and the process for identifying patients;

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the willingness or availability of patients to participate in our trials;

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the proximity of patients to trial sites;

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the design of the trial;

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our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating or other studies enrolling for similar diseases;

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the availability of competing commercially available therapies and other competing product candidates’ clinical trials;

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our ability to obtain and maintain patient informed consents; and

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the risk that patients enrolled in clinical trials will drop out of the trials before completion.

For example, in our Phase 2a clinical trial of FSCD, we may face challenges due to low enrollment given we are the first to coordinate a dedicated FSCD clinical trial and/or drop out of clinical trial participants given that acute worsening of FSCD in clinical trial participants can lead to the need for acute surgery or balloon ablation. In addition, our clinical trials compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site. Other effects on recruitment and retention of patients may hinder or delay a clinical trial and could cause a significant setback to an applicable program.
Interim, topline and preliminary data from our preclinical studies and clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publish interim, topline or preliminary data from our preclinical studies and clinical trials. Preliminary and interim data from our clinical trials may change as more patient data become available. Preliminary or interim data from our clinical trials are not necessarily predictive of final results. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, more patient data become available and we issue our final clinical trial report. Interim, topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary and interim data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the interim data could significantly harm our business prospects.
The results of preclinical studies and early-stage clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Initial success in our ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.
Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Furthermore, there can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. For example, because there is no established endpoint for FSCD and there is a lack of precedent for clinical trial design, there can be no assurance that AGMB-129 will meet its endpoints in our Phase 2a clinical trial. There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a material adverse effect on our business and operating results.
There is no established endpoint for FSCD and the development and validation of endpoints, including patient-reported outcomes, may delay the development of our product candidates or increase development costs.
There is currently no established endpoint for FSCD and we are developing and evaluating a PRO tool, to potentially be used as an endpoint in our clinical trial and we may develop additional PROs to be used as endpoints in future clinical trials. In recent years, due to regulatory changes PROs may have an important role in the development and regulatory approval of any of our product candidates. PROs involve patients’ subjective assessments of efficacy, and this subjectivity increases the uncertainty in determining achievement of clinical endpoints. Such assessments can be influenced by factors outside of our control, and can vary widely from day-to-day for a particular patient, and from patient-to-patient and site-to-site within a clinical trial. Use of PROs may make the outcome of clinical trials more uncertain and may increase our costs and time to finish trials for regulatory approval. Additionally, we will need to provide information to the FDA, and potentially to comparable foreign regulatory authorities, to help establish the validity and reliability of the PROs we develop. We may encounter challenges reaching an agreement with the FDA or a comparable foreign regulatory authority on the validation of the PRO tool we are developing for use in the FSCD clinical program, as well as whether a PRO is an appropriate endpoint to support approval. Additionally, regulators may require us to demonstrate an effect of AGMB-129 on stricture severity by imaging. There is currently no approved imaging endpoint for FSCD and we are working with imaging experts to develop such an endpoint or endpoints. We will need to provide information to the FDA, and potentially to comparable foreign regulatory authorities to help establish the validity and reliability of the imaging endpoint(s) we develop.
We have conducted and may continue to conduct clinical trials for our product candidates outside of the U.S., and the FDA may not accept data from such trials, in which case our development plans may be delayed, which could materially harm our business.
We have in the past conducted, and in the future intend to continue to conduct, clinical trials or a portion of our clinical trials for our drug and biological product candidates outside the U.S. The acceptance of study data from clinical trials conducted outside the U.S. or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the U.S., for example, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an on-site inspection if deemed necessary. Further, if our target patient population is smaller than expected, we are unable to successfully enroll and retain patients in our clinical trials, or experience significant delays in doing so, we may not satisfy the FDA, the EMA or other applicable regulatory authorities standards for number of patients enrolled due to enrollment being too low. Many foreign regulatory authorities have similar requirements for clinical data gathered outside of their respective jurisdictions. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the U.S. or the relevant jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it may result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop not receiving approval for, or experiencing delays in, commercialization in the applicable jurisdiction.
Our products and product candidates may have serious adverse, undesirable or unacceptable side effects, or even cause death, and we or others may identify undesirable or unacceptable side effects caused by any of our product candidates during clinical trials or after they have received marketing approval.
Undesirable side effects that may be caused by our product candidates, or by the combination of our product candidates with other medical products, could cause us or regulatory authorities to interrupt, delay or halt clinical trials, including full or partial clinical holds on ongoing or planned trials, and could result in more restrictive labeling or the delay or denial of regulatory approval by the FDA or other applicable regulatory authorities. While our preclinical studies and clinical trials to date show that our clinical-stage product candidates have generally been well tolerated from a risk-benefit perspective, we have observed adverse events, in our clinical trials, and we may see additional adverse events and/or treatment emergent adverse events, or TEAEs, in our ongoing and future clinical trials. Such side effects may be more serious than those observed to date, and as a result, our ongoing and future clinical trials may be negatively impacted. For example, previous ALK5 inhibitors, which are similar to the product candidates we are developing, have been associated with cardiovascular toxicities that have limited their further development. Although we have designed our lead product candidates with the goal of avoiding the types of toxicities associated with systemic inhibition of transforming growth factor β, or TGFβ, future preclinical studies may still show the presence of such toxicities, and patients in our current or future trials may experience the types of adverse events associated with these toxicities. Moreover, as we seek to develop product candidates, including products in new indications, patients may experience new or more serious effects. Drug and biologic-related side effects could affect patient recruitment, the ability of enrolled patients to complete the clinical trial, result in potential product liability claims, damage sales of any existing products, result in significant reputational damage for us and our product development, and other issues including the delay of other programs.
Additionally, if we or others identify undesirable or unacceptable side effects or perceived risks caused by our product candidates after they receive marketing approval, a number of potentially significant negative consequences could arise, including:
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regulatory authorities may withdraw approvals or revoke licenses of such products and require us to take such products off the market;

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regulatory authorities may require the addition of labeling statements, specific warnings, or a contraindication or request the issuance of field alerts to physicians and pharmacies;

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regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or a Risk Evaluation and Mitigation Strategy, or a REMS, to ensure that the benefits of the product outweigh its risks;

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regulatory authorities may require us to demonstrate that the clinical and other benefits of any of our product candidates outweigh any safety or other perceived risks, which we may be unable to achieve;

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we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

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we may be subject to limitations on how we may promote the product;

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we may be subject to boxed warnings, labeling restrictions or dose limitations in certain jurisdictions, which could have a material adverse impact on our ability to market our product candidates in those jurisdictions;

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sales of the product may decrease significantly;

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we may be subject to litigation, product liability claims, or criminal prosecution; and

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our reputation may suffer.

Any of these events could negatively impact us, our collaborators or our potential future partners and have a material adverse effect on our ability to commercialize our product candidates.
The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.
Our product candidates could fail to receive regulatory approval for many reasons, including the following:
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the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

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we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

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the results of toxicology studies in humans or animals conducted by us or third parties may not be to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe for future preclinical studies or clinical trials;

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the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

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we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

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the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a New Drug Application, or NDA, or Biologics License Application, or BLA, to the FDA or any other submission to obtain regulatory approval in the EU, or elsewhere;

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the FDA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

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the FDA or comparable foreign regulatory authorities may find deficiencies in the quality and characterization of the product candidate’s drug substance and product to be commercialized; and

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the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations and prospects. The FDA and other comparable foreign authorities have substantial discretion in the approval process, and determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA or any other regulatory authority.
In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.
We have obtained orphan drug designation for AGMB-447 and may seek orphan drug designation for a product candidate that we develop, and we may be unsuccessful; if we fail to obtain orphan drug designation or fail to obtain and/or maintain orphan drug exclusivity for our products or product candidates, our revenue may be reduced.
Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the U.S. In the EU, after a recommendation from the EMA’s Committee for Orphan Medicinal Products, the European Commission may grant orphan designation if the sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition, (2) either (i) the prevalence of the condition is not more than five in 10,000 persons in the EU when the application is made, or (ii) without incentives it is unlikely that the marketing of the product in the EU would generate sufficient return to justify the necessary investment in its development and (3) there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the EU or, if such method exists, the product will be of a significant benefit compared to the other products available for the condition.
In the U.S., orphan drug designation entitles a party to financial incentives such as tax advantages and user fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application submitted by another applicant to market a same drug or biological product for the same indication for a period of seven years, except in limited circumstances. Whether a biological product is the same as another product is based on whether the two products have the same principal molecular structural features. Orphan designation does not, however, truncate the duration of the regulatory review and approval process.
In the EU, orphan designation entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity following marketing approval. This period may be reduced to six years if, at the end of the fifth year, it is established that orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. If we fail to obtain or if we lose orphan drug status for one or more of our products and product candidates, the aforementioned incentives and market exclusivity may not or no longer be available to us, which is likely to increase the overall cost of development and to decrease the competitive position of such product and product candidate including from biosimilars. Similar considerations apply in the UK.
We may from time to time seek orphan drug designation in the U.S. or the EU for certain indications addressed by our products and product candidates. For example, the FDA has granted orphan drug designation for AGMB-447 for the treatment of idiopathic pulmonary fibrosis. With regard to these designations or future designations we may obtain, we may not be the first to obtain marketing approval of these drugs for such indication due to the uncertainties associated with developing therapeutic products, and we may not obtain or maintain orphan designation upon approval. In addition, exclusive marketing rights in the U.S. may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties or different principal molecular structural features can be approved for the same condition. Even after an orphan drug is approved, the FDA, EMA or other foreign regulator can subsequently approve the same drug for the same condition if the regulator concludes that the later drug is safer, more effective, or makes a major contribution to patient care.

If we decide to pursue accelerated approval for any of our product candidates, it may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that our product candidates will receive marketing approval. If we are unable to obtain approval under an accelerated pathway, we may be required to conduct additional clinical trials beyond those that we contemplate, which could increase the expense of obtaining, reduce the likelihood of obtaining, and/or delay the timing of obtaining, necessary marketing approvals.
In the future, we may decide to pursue accelerated approval for one or more of our product candidates. For example, under the FDA’s accelerated approval program, the FDA may approve a drug or biological product for a serious or life-threatening disease or condition that provides a meaningful advantage over available therapies based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. For products granted accelerated approval, post-marketing confirmatory clinical trials are required to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. These confirmatory clinical trials must be completed with due diligence, and the FDA may require that the clinical trial be designed, initiated, and/or fully enrolled prior to approval. If we were to pursue accelerated approval for a product candidate for a disease or condition, we would do so on the basis that there is no available therapy for that disease or condition. If standard of care were to evolve or if any of our competitors were to receive full approval on the basis of a confirmatory clinical trial for a drug or biological product for a disease or condition for which we are seeking accelerated approval before we receive accelerated approval, the disease or condition may no longer qualify as one for which there is no available therapy, and we may not be able to obtain accelerated approval of our product candidate.
Moreover, the FDA may withdraw approval of any product candidate approved under the accelerated approval pathway if, for example:
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the clinical trial or clinical trials required to verify the predicted clinical benefit of our product candidate fail to verify such benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with such product;

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other evidence demonstrates that our product candidate is not shown to be safe or effective under the conditions of use;

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we fail to conduct any required post-approval trial of our product candidate with due diligence; or

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we disseminate false or misleading promotional materials relating to the relevant product candidate.

Pursuant to the Food and Drug Omnibus Reform Act, or FDORA, the FDA is authorized to require a post-approval clinical trial to be underway prior to approval or within a specified time period following approval. FDORA also requires the FDA to specify conditions of any required post-approval clinical trial and requires sponsors to submit progress reports for required post-approval studies. In addition, FDORA enables the FDA to initiate enforcement action for the failure to conduct with due diligence a required post-approval clinical trial, including a failure to meet any required conditions specified by the FDA or to submit timely reports.
Failure to obtain accelerated approval for our product candidates could result in a longer time period to commercialization of such product candidate, if any, and could increase the cost of development of such product candidate and harm our competitive position in the marketplace.
We have obtained Fast Track Designation for AGMB-129 and may seek Fast Track Designation, Breakthrough Therapy Designation by the FDA or Priority Medicine, or PRIME, designation from the EMA for a product candidate that we develop, and we may be unsuccessful. If we are successful, the designation may not actually lead to a faster development or regulatory review or approval process.
If a drug or biological product candidate is intended for the treatment of a serious or life-threatening condition and non-clinical and clinical data demonstrate the potential for the drug or biological product candidate to address an unmet medical need for this condition, the product candidate may qualify for FDA Fast Track Designation for a particular indication, for which sponsors must apply. AGMB-129 has received the first ever Fast Track Designation for the treatment of FSCD by the FDA. Additionally, we may seek Fast Track Designation for our current or future product candidates, but there is no assurance that the FDA will grant this status to any of our proposed product candidates. If granted, Fast Track Designation makes a sponsor eligible for more frequent interactions with FDA to discuss the development plan and clinical trial design for the product granted Fast Track Designation, as well as eligible for rolling review of the Fast Track product’s marketing application, which means that the sponsor can submit completed sections of its marketing application for review prior to completion of the entire submission. Marketing applications of product candidates with Fast Track Designation may qualify for priority review if they meet the applicable criteria, but Fast Track Designation does not assure any such qualification or ultimate marketing approval by the FDA. The FDA has broad discretion whether or not to grant Fast Track Designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast Track Designation does not provide any assurance of ultimate FDA approval. In addition, the FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. In addition, the FDA may withdraw any Fast Track Designation at any time.
Additionally, we may seek Breakthrough Track Designation for our current or future product candidates, but there is no assurance that the FDA will grant this status to any of our proposed product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval and priority review. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe a product candidate we develop meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if any product candidate we develop qualifies as a breakthrough therapy, the FDA may later decide that the drug no longer meets the conditions for qualification and rescind the designation.
In the EU, the PRIME designation is similar to the breakthrough designation. The EMA has implemented the PRIME designation to support the development and accelerate the approval of complex, innovative medicinal products addressing an unmet medical need. The PRIME designation enables early dialogue with the relevant EMA scientific committees and, possibly, some payors and thus reinforces the EMA’s scientific and regulatory support. The PRIME designation, which is granted at the EMA’s discretion, focuses on medicinal products the marketing authorization of which qualifies for accelerated assessment (medicinal products of major interest from a public health perspective, in particular from a therapeutic innovation perspective). Even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the EMA would decide to grant it. Further, even if we do receive PRIME designation, we may not experience a faster development process, review or approval compared to conventional EMA procedures, and receiving a PRIME designation does not provide any assurance of ultimate EMA approval. In addition, the EMA may withdraw PRIME designation if it believes that the designation is no longer supported by data from our clinical development program. In addition, the EMA may withdraw any PRIME Designation at any time.
Even if we obtain approval from the FDA, the EMA or other applicable regulatory authorities for any product candidate that we may identify and pursue in the United States or Europe, we may never obtain approval to commercialize any such product candidates outside of those jurisdictions, which would limit our ability to realize their full market potential.
In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional or different administrative review periods from those in the United States, including additional preclinical studies or clinical trials. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.
Seeking foreign regulatory approval would result in difficulties and costs and may require additional preclinical studies or clinical trials which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates or any other product candidate we may develop in those countries. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approval in international markets is delayed, our target market will be reduced and our ability to realize the full market potential of our current product candidates or any other product candidates we may develop will be harmed.
Risks related to commercialization
The commercial success of our products and product candidates, including in new indications or methods of administration, will depend on the degree of market acceptance.
Our products and product candidates, including for new indications or methods of administration, if and when approved and available on the market, may never achieve an adequate level of acceptance by physicians, patients, the medical community, or healthcare payors for us to be profitable. This will depend on a number of factors, many of which are beyond our control, including, but not limited to:
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the efficacy and safety as demonstrated by clinical trials and subsequent prevalence and severity of any side effects;

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approval for indications, dosage and methods of administration or patient populations that are not as broad as intended or desired;

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changes in the standard of care for the targeted indications for any product and product candidate;

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availability of alternative approved therapies;

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sales, marketing and distribution support;

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potential product liability claims;

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acceptance by physicians, patients and healthcare payors of each product as safe, effective and cost-effective;

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relative convenience, ease of use, including administration, perceived dosing complexity and other perceived advantages over alternative and/or new products;

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prevalence and severity of adverse events discovered before or after marketing approval has been received;

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consumer perceptions or publicity regarding our business or the safety and quality of our product and product candidates, clinical trials for new indications, or any similar products distributed by other companies;

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limitations, precautions or warnings listed in the summary of product characteristics, patient information leaflet, wording of package labeling or instructions for use, and any subsequent changes thereof;

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the cost of treatment with our products in general and in relation to alternative and/or new treatments;

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the impact of the combination of our product candidate with a drug delivery device on cost of treatment with our products or the convenience for patients, if approved;

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the extent to which products are approved for inclusion and reimbursed on formularies of hospitals and managed care organizations, and any subsequent changes thereof; and

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whether our products are designated in the label, under physician treatment guidelines or under reimbursement guidelines as a front-line or later-line therapy, and any subsequent changes thereof.

In addition, because we are developing our products and product candidates for the treatment of different indications, negative results in a clinical trial evaluating the efficacy and safety of a product or product candidate for one indication could negatively impact the perception of the efficacy and safety of such product or product candidate in a different indication, or another similar product or product candidate, which could have an adverse effect on our reputation, commercialization efforts and financial condition.
Moreover, efforts to educate the medical community and third-party payors on the benefits of our products and product candidates may require significant resources and may never be successful. If our product candidates or methods of use of existing products or new indications fail to gain market acceptance, this will have a material adverse impact on our ability to generate revenues. Even if some products achieve market acceptance, they may not be able to retain market acceptance and/or the market may prove not to be large enough to allow us to generate significant revenues.
Even if we receive regulatory approval of any of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.
If any of our product candidates are approved for marketing, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, pharmacovigilance, and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with current cGMP and GCP requirements for any clinical trials that we conduct post-approval.
Manufacturers and their facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production and quality control.
Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration.
The FDA or any other foreign regulatory authority may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
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restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

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fines, warning letters or holds on clinical trials;

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refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

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voluntary or mandatory product recalls and related publicity requirements;

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total or partial suspension of production;

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product seizure or detention or refusal to permit the import or export of our product candidates; and

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injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Products may be promoted only for the approved indications and consistent with the provisions of the approved label. The FDA and other agencies enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.
If our target patient population is smaller than expected, we are unable to successfully enroll and retain patients in our clinical trials, or experience significant delays in doing so, we may not realize the full commercial potential of any product candidates.
Currently, we mainly develop our product candidates for the treatment of fibrotic diseases for which the target patient population can be small. If the actual number of patients with these disorders is smaller than we expected, we may encounter difficulties in enrolling sufficient patients in our clinical trials, thereby delaying or preventing development and approval of our product candidates. Physicians, who are an important source of referral of patients for clinical trials, may also be less familiar with these diseases and may therefore fail to identify these conditions in their patients and therefore may not refer them to our clinical trials.
Patient enrollment, a significant factor in the timing of clinical trials, depends on many factors, including the size and nature of the patient population, eligibility criteria for the clinical trial, the proximity of patients to clinical sites, competition for patient recruitment from competing clinical trials, the design of the clinical protocol, the eligibility criteria for the clinical trials, the availability of alternate approved therapies for the indication the clinical trial is investigating, the length of treatment duration, the number of invasive or noninvasive procedures, the frequency of visits to the treatment site, the number of participating clinic sites, the capabilities of a participating CRO, and clinicians’ and patients’ perceptions as to the potential advantages of the drug or biologic being studied in relation to other available therapies. We compete with other companies to enroll target patient populations. Even if product candidates obtain significant market share for their approved indications, because certain potential target populations are small, we may never recoup our investment in such product candidate without obtaining regulatory approval for additional indications for such product candidates. Even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our clinical trials. For example, presently in clinical trials with AGMB-129, patients will be required to use contraceptive measures, since, as identified in pre-clinical studies, inhibiting ALK5 poses a risk to embryonic development in line with the well described role of TGFβ during embryogenesis. Clinical trial restrictions such as this may have the effect of discouraging female participants of child-bearing potential to enroll in or complete our clinical trials.
In addition, any negative results we may report in clinical trials of our drug or biologic candidates may make it difficult or impossible to recruit and retain patients in other clinical trials of that same drug or biologic candidate. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.
Our product candidates may face competition generally and sooner than expected.
We face intense competition for our biologics and small molecule product candidates or future product candidates. For more information see “Business—Competition.” If competitors develop technologies or drug candidates more rapidly than we do, or if their technologies or drug candidates are more effective, our ability to develop and successfully commercialize drug candidates may be adversely affected. In the U.S., the Biologics Price Competition and Innovation Act, or the BPCIA, created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with a FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full biologics license application, or BLA, for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product.
We believe that if any of our current product candidates are approved as a biological product under a BLA, they should qualify for the 12-year period of exclusivity. In the EU, innovative medicinal products approved on the basis of a complete and independent data package, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. Following those periods of regulatory exclusivity, we must enforce our patent rights against biosimilar products that infringe the patent claims of these products. However, there is no assurance any of our product candidates will qualify, and even if they do qualify there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for competition by biosimilar products sooner than anticipated. Moreover, an interchangeable biosimilar product, once approved, may be substituted under existing state law for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products. Any non-interchangeable biosimilar products may also be substituted by a healthcare provider but, under existing law, will not be automatically substituted at the pharmacy. The extent of the impact of such substitution will depend on a number of marketplace and regulatory factors that are still developing.
In the EU, biosimilars are evaluated for marketing authorization pursuant to a set of general and product class-specific guidelines. In addition, in an effort to spur biosimilar utilization and/or increase potential healthcare savings, some EU Member States have adopted, or are considering the adoption of, biosimilar uptake measures such as physician prescribing quotas or automatic pharmacy substitution of biosimilars for the corresponding reference products. Some EU Member States impose automatic price reductions upon market entry of one or more biosimilar competitors. In September 2022, the EMA and the EU Heads of Medicines’ Agencies issued a joint statement providing that biosimilar medicines approved in the EU are “interchangeable” with their reference products and other biosimilars of the same reference product. This statement could further contribute to the prescribing of biosimilars and to greater competition in the EU. While the degree of competitive effects of biosimilar competition differs among EU Member States and among products, the overall use of biosimilars and the rate at which product sales of innovative products are being affected by biosimilar competition is increasing.

For or our small molecular product candidates, if qualified, the regulatory exclusivity period is less than for our biologic product candidates. The Federal Food, Drug, and Cosmetic Act, or the FD&C Act, provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a drug where the FDA has not previously approved any other new drug containing the same active molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated NDA or a 505(b)(2) NDA submitted by another company for a generic version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FD&C Act also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, which were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. As such, we may face competition from generic versions of our small molecule product candidates, which will negatively impact our long-term business prospects and marketing opportunities.
We cannot predict with accuracy the timing or impact of the introduction of competitive products that treat diseases and conditions like those treated by our product candidates. In addition, our competitors and potential competitors compete with us in recruiting and retaining qualified scientific, clinical research and development and management personnel, establishing clinical trial sites, registering patients for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our products. There can be no assurance that our competitors are not currently developing, or will not in the future develop, product candidates that are equally or more effective, are more economically attractive, and can be administered more easily than any of our current or future product candidates.
Even if we are able to commercialize any product candidate, such product candidate may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could harm our business.
In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. See the sections titled “Business—Government Regulation—Coverage, Pricing and Reimbursement,” “— Government Pricing and Reimbursement Programs for Marketed Drugs in the U.S.,” and “—U.S. Federal Contracting and Pricing Requirements” in this prospectus.
Patients who are prescribed medications for the treatment of their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Coverage and adequate reimbursement from federal government healthcare programs, such as Medicare and Medicaid, and private health insurers are critical to new product acceptance. Patients are unlikely to use our future products, if any, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost.
In the U.S., we will be required to participate in various government programs for our products, if approved, to be reimbursed or purchased by the federal government. We expect to participate in programs such as the Medicaid Drug Rebate Program, the 340B drug discount program, Medicare Part B, Medicare Part D and the U.S. Department of Veterans Affairs Federal Supply Schedule pricing program. The requirements vary by program, but among these and any other programs in which we participate, we are, among other things, required to enter into agreements with and calculate and report prices and other information to certain government agencies, charge no more than statutorily mandated ceiling prices and calculate and pay rebates and refunds for certain products.
The calculations are complex and are often subject to interpretation by us, governmental agencies and the courts. If we determine that the prices we reported were in error, we may be required to restate those prices and pay additional rebates or refunds to the extent we understated the rebate or overcharged the government due to the error. Additionally, there are penalties associated with submission of incorrect pricing or other data. We may incur significant civil monetary penalties if we are found to have knowingly submitted false prices or other information to the government, or to have charged 340B covered entities more than the statutorily mandated ceiling price. Certain failures to timely submit required data also could result in a civil monetary penalty for each day the information is late. We could also become subject to allegations under the False Claims Act and other laws and regulations. In addition, misreporting and failure to timely report data to Centers for Medicare & Medicaid Services, or CMS, also can be grounds for CMS to terminate a Medicaid rebate agreement, pursuant to which a company is able to participate in the Medicaid Drug Rebate Program. Maintaining compliance with these government price reporting and other obligations is time-consuming and costly, and a failure to comply can result in substantial fines, penalties, all of which could adversely impact our financial results.
In addition, cost-containment is a priority in the U.S. healthcare industry and elsewhere. As a result, government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Third-party payors also may request additional clinical evidence beyond the data required to obtain marketing approval, requiring a company to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of its product. Commercial third-party payors often rely upon Medicare coverage policy and payment limitations in setting their reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement for pharmaceutical products in the U.S. can differ significantly from payor to payor. We cannot be sure that coverage and adequate reimbursement will be available for any product that we commercialize and, if reimbursement is available, that the level of reimbursement will be adequate. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement are not available or are available only at limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.
Additionally, the regulations that govern regulatory approvals, pricing and reimbursement for new drugs vary widely from country to country. Some countries require approval of the sale price of a drug or therapeutic biologic before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain regulatory approval.
Enacted and future healthcare reform legislation could impact demand for our product candidates, if approved, which could impact our business and future results of operations.
The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell any of our product candidates profitably, if approved. Among policy-makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems, with the stated goals of containing healthcare costs, improving quality and expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. See the section titled “Business—Government Regulation—Healthcare Reform” in this prospectus.
We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations, and other payers of healthcare services to contain or reduce the costs of healthcare may adversely affect:
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The demand for any of our product candidates, if approved;

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Our ability to set a price that we believe is fair for any of our product candidates, if approved;

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Our ability to generate revenues or maintain profitability;

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The level of taxes that we are required to pay; and

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The availability of capital.

Legislative and regulatory proposals have been made to expand post-approval requirements and to restrict sales and promotional activities for pharmaceutical and biologic products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.
Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates, if approved. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.
We expect that the healthcare reform measures that have been adopted and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product and could harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.
If, in the future, we are unable to establish sales and marketing and patient support capabilities or enter into agreements with third parties to sell and market our current or future product candidates, we may not be successful in commercializing our current or future product candidates if and when they are approved, and we may not be able to generate any revenue.
We do not currently have a sales or marketing infrastructure and have limited experience in the sales, marketing, patient support or distribution of drugs. To achieve commercial success for any approved product candidate for which we retain sales and marketing responsibilities, we must build our internal sales, marketing, patient support, managerial and other non-technical capabilities, which will require significant capital expenditures, management resources and time. If we are unable or decide not to establish internal sales and marketing capabilities, we may or make arrangements with third parties to perform these services.
There are risks involved with both establishing our own sales and marketing and patient support capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any drug launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.
Factors that may inhibit our efforts to commercialize our current or future product candidates on our own include:
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our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

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the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future drugs;

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the lack of complementary drugs to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

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unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing, patient support and distribution services, our drug revenues or the profitability of these drug revenues to us are likely to be lower than if we were to market and sell any current or future product candidates that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our current or future product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our current or future product candidates effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our current or future product candidates. Further, our business, results of operations, financial condition and prospects will be materially adversely affected.
Inadequate funding for the FDA, U.S. Securities and Exchange Commission, or the SEC, and other government agencies, foreign or domestic, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.
The ability of the FDA or other regulatory body to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including foreign regulatory bodies, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in the past the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
We may encounter difficulties efficiently managing our growth and our increasing development, regulatory and sales and marketing capabilities, which could disrupt our operations.
We have grown in the number of employees and scope of operations over recent years and expect to experience significant growth in the number of our employees and the scope of our operations also in the near future, particularly in the areas of drug research, drug development, regulatory affairs, operations, corporate and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. In particular, we must efficiently leverage our own sales and marketing capabilities in order to launch or market our product candidates effectively.
Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. Our limited financial, manufacturing and management resources, could cause us to forgo or delay the pursuit of opportunities with potential product candidates that later prove to have greater market potential, fail to capitalize on viable commercial products or profitable market opportunities or relinquish rights to such product candidates through collaborations, licensing or royalty arrangements in circumstances where it would have been more advantageous for us to retain sole development and commercialization rights. Any inability to manage growth could delay the execution of our strategic objectives or disrupt our operations, which in turn could materially harm our business and prospects.
We have in the past and may in the future undertake strategic acquisitions and any difficulties from integrating such acquisitions could adversely affect the price of the ADSs, operating results and results of operations.
We have in the past and may in the future acquire companies, businesses and products that complement or augment our existing business. We may not be able to integrate any acquired business successfully or operate any acquired business profitably. Integrating any newly acquired business could be expensive and time-consuming. Integration efforts often take a significant amount of time, place a significant strain on managerial, operational and financial resources, result in loss of key personnel and could prove to be more difficult or expensive than we predict. The diversion of our management’s attention and any delay or difficulties encountered in connection with any future acquisitions we may consummate could result in the disruption of our on-going business or inconsistencies in standards and controls that could negatively affect our ability to maintain third-party relationships. Moreover, we may need to raise additional funds through public or private debt or equity financing, or issue additional shares, any of which could be substantial, to acquire any businesses or products, which may result in dilution for shareholders or the incurrence of indebtedness.
As part of our efforts to acquire companies, businesses or product candidates or to enter into other significant transactions, we conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in the transaction. Despite our efforts, we ultimately may be unsuccessful in ascertaining or evaluating all such risks and, as a result, might not realize the intended advantages of the transaction. If we fail to realize the expected benefits from acquisitions we may consummate in the future or have consummated in the past, whether as a result of unidentified risks or liabilities, integration difficulties, regulatory setbacks, litigation with current or former employees and other events, our business, results of operations and financial condition could be adversely affected. If we acquire product candidates, we will also need to make certain assumptions about, among other things, development costs, the likelihood of receiving regulatory approval and the market for such product candidates. Our assumptions may prove to be incorrect, which could cause us to fail to realize the anticipated benefits of these transactions. In addition, we will likely experience significant charges to earnings in connection with our efforts, if any, to consummate acquisitions. For transactions that are ultimately not consummated, these charges may include fees and expenses for investment bankers, attorneys, accountants and other advisors in connection with our efforts. Even if our efforts are successful, we may incur, as part of a transaction, substantial charges for closure costs associated with elimination of duplicate operations and facilities and acquired in-process research and development charges. In either case, the incurrence of these charges could adversely affect our results of operations for particular periods.
We are subject to healthcare laws, regulation and enforcement. The failure to comply with these laws could harm our results, operations and/or financial conditions.
Healthcare providers, physicians and third-party payors, among others, will play a primary role in the prescription and recommendation of any product candidates for which we obtain marketing approval. Our current and future arrangements with third-party payors, providers and customers, among others, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our product candidates for which we obtain marketing approval. See the section titled “Business—Government Regulation—Healthcare Law and Regulation” in this prospectus.
The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions, and settlements in the healthcare industry.
Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current of future statures, regulations, agency guidance, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to use, we may be subject to significant penalties, including administrative, civil, and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment, reputational harm, and curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, defending against any such actions can be costly and time consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil, or administrative sanctions, including exclusion from government funded healthcare programs and imprisonment. If any of the above occur, our ability to operate our business and our results of operations could be adversely affected.
We may become exposed to costly and damaging liability claims.
We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products and marketing of human therapeutic products. The use of products, if any of our product candidates are approved, and of any of our current or future product candidates by us and our collaborators in clinical trials and the sale of any approved products may further expose us to liability claims. If any of our product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. These claims might be made by patients who use the product, healthcare providers, pharmaceutical companies, physicians, payors, caregivers, investors, employees, government agencies, or our collaborators or others selling such products. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our products and product candidates or any prospects for commercialization of our products and product candidates. Any such claims, regardless of their merit, could also adversely affect our reputation and the trust that physician and patients place in our products. Product liability risk in the EU is likely to increase in the future if plaintiff-friendly reforms to the current EU legislation, which are currently at an advanced stage of the EU legislative process, are formally adopted.
Regardless of the merits or eventual outcome litigation or liability claims may result in:
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decreased demand for our products due to negative public perception;

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damage to our reputation;

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withdrawal of clinical trial participants or difficulties in recruiting new clinical trial participants;

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initiation of investigations by regulators;

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costs to defend or settle the related litigation;

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a diversion of management’s time and our resources;

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substantial monetary awards to clinical trial participants or patients;

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product recalls, withdrawals or labeling, marketing or promotional restrictions;

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loss of revenues from product sales; and

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the inability to successfully commercialize any of our product candidates, if approved.

We may not be able to obtain insurance coverage at a reasonable cost or to obtain adequate insurance coverage to satisfy any liability that may arise. Product liability claims could delay or prevent completion of our clinical development programs. In addition, claims made by patients, healthcare professionals or others might not be fully covered by product liability insurance and could result in investigations of the safety of our products or product candidates or may result in recalls. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business, financial condition and results of operations would be adversely affected.

Risk Factors Related to Other Government Regulations
Failure to comply with anti-corruption laws and regulations, anti-money laundering laws and regulations, economic sanctions and/or export control regulations and other laws governing our operations such as in relation to sustainability could have an adverse impact on our business.
We are or may become subject to various laws and regulations regarding anti-corruption, anti-money laundering, economic sanctions, investment restrictions, anti-fraud and export control regulations issued by multiple jurisdictions. These include the UK Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, payments, offers, or promises made for the purpose of improperly influencing any act or decision of a foreign official. The nature of our business means that we engage in significant interactions with foreign officials. We are also subject to economic sanctions and export control rules and regulations imposed by, amongst others, the U.S. Department of the Treasury’s Office of Foreign Assets Control, other agencies of the U.S. government, HM Treasury and other agencies of the UK government, the EU, and the United Nations. Any change in export or import regulations, economic sanctions regulations or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could decrease our ability to manufacture, import, export or sell our products internationally. Any limitation on our ability to manufacture, import, export or sell our products could adversely affect our business.
We intend to establish policies and procedures to ensure compliance with such rules and regulations. The creation, implementation and maintenance of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required. There can be no assurance that our policies and procedures will be followed at all times or will effectively detect and/or prevent violations of applicable compliance regimes by our employees, directors, consultants, contractors, agents and partners. As a result, in the event of non-compliance, we could be subject to substantial civil or criminal penalties, including economic sanctions against us, incarceration for responsible employees and managers, the possible loss of export or import privileges, reputational harm, and resulting loss of revenue and profits, which could have a material adverse impact on our business, financial conditions and operations.
Moreover, a growing number of investors, regulators, self-regulatory organizations and other stakeholders have expressed an interest in setting Environmental, Social and Governance, or ESG, goals and requiring the provision of new and more robust disclosure of steps taken to implement such goals. On March 6, 2024, the SEC adopted final rules aimed at enhancing and standardizing climate-related disclosures relating to climate-related risks, Scope 1 and Scope 2 greenhouse gas emissions and climate-related financial metrics, or the SEC Climate Rules. On April 4, 2024, the SEC voluntarily stayed implementation of the SEC Climate Rules pending completion of judicial review of consolidated legal challenges by the Court of Appeals for the Eighth Circuit. Assuming the SEC Climate Rules are ultimately upheld in their present form, as a foreign private issuer and emerging growth company, we will need to begin complying with the disclosure requirements of the SEC Climate Rules in our Form 20-F for the fiscal year ending December 31, 2027, which will include quantitative and qualitative climate-related disclosures.
In response to new ESG initiatives and regulations we may voluntarily elect, or be required, to adopt strategies, policies, or procedures related to ESG matters. Reporting on ESG goals and objectives, including pursuant to the SEC Climate Rules, may cause us to expend significant capital and human resources, and could divert management’s attention from central operational matters. Reports could also lead to the disclosure of information that which may have a negative impact on our operations and reputation which may lead to additional exposure. Failure to accurately comply with any ESG reporting obligations may result in enforcement actions, sanctions, reputational harm or private litigation.
We may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities.
Our operations, including our research, development, testing and third-party manufacturing activities, are subject to numerous environmental, health and safety laws and regulations and for which we may become liable.

If we or one of our contract manufacturing organizations, or CMOs, manufacturers fail to comply with such laws and regulations, such failure could result in substantial fines, penalties or other sanctions which could also bring significant reputational loss to our business.
We face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of our exposure to hazardous or biological materials. Furthermore, environmental, health and safety laws and regulations are becoming more stringent. Both us and our CMOs and any licensees may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, our production and development efforts may be interrupted or delayed, and our financial condition and results of operations may be materially adversely affected.
Risks related to our reliance on third parties
We rely, and intend to rely, on third parties to conduct our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.
We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. As a result, we are, and expect to remain, dependent on third parties to conduct our ongoing and planned preclinical activities and clinical trials of our product candidates, and any future preclinical activities and clinical trials of any other product candidates. The timing of the initiation and completion of these trials will therefore be partially controlled by such third parties and may result in delays to our development programs. Specifically, we expect CROs, clinical investigators, and consultants to play a significant role in the conduct of these trials and the subsequent collection and analysis of data. For example, we have had to repeat preclinical studies due to lack of reliability of data collection, resulting in delays in our preclinical studies. We cannot assure you that we will not experience additional delays in the future or that we will be able to control all aspects of our CROs’ activities. Nevertheless, we are responsible for ensuring that each clinical trial is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical trial investigators and clinical trial sites. If we or any of our CROs, preclinical trial sites or clinical trial sites fail to comply with applicable good laboratory practice, or GLC, or good clinical practice, or GCP, requirements, the data generated in our preclinical and clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional preclinical or clinical trials. In addition, our clinical trials must be conducted with product candidates produced under cGMP regulations. Our failure to comply with these regulations may require us to stop and/or repeat clinical trials, which would delay the marketing approval process.
There is no guarantee that any such CROs, clinical trial investigators or other third parties on which we rely will devote adequate time and resources to our development activities or perform as contractually required. Demand for CROs and their resources and services has increased in recent years, which has impacted performance timelines. Furthermore, there are shortages in the supply of materials and animal availability for nonclinical testing. This has led us to experience increased competition for CRO services, including scheduling nonclinical studies and delays in study reporting, which could impact development timelines.
If any of these third parties fails to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, otherwise performs in a substandard manner, or terminates its engagement with us, the timelines for our development programs may be extended or delayed or our development activities may be suspended or terminated. If one of our clinical trial sites terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in such clinical trial unless we are able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible. If we need to enter into alternative arrangements or if we need to change a CRO for an ongoing clinical trial, which we have done in the past, we might experience delays in our clinical development activities. In addition, clinical trial investigators for our clinical trial may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA or comparable foreign regulatory authorities conclude that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application we submit by the FDA or any comparable foreign regulatory authority. Any such delay or rejection could prevent us from commercializing our product candidates.
Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. If conflicts arise between these third parties and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our products.
Our supply of product for our preclinical studies and clinical trials is dependent upon relationships with third- party manufacturers and suppliers.
We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on contract development and manufacturing organizations, or CDMOs, for the manufacture and supply of the active pharmaceutical ingredients, or APIs, of AGMB-129, AGMB-447, AGMB‑101 and our other product candidates for preclinical studies and clinical trials, as well as for the commercial manufacture and supply of our product candidates, if approved.
We cannot assure you that we will successfully manufacture any product candidate we may develop, either independently or under manufacturing arrangements, if any, with our third-party CDMOs. We have in the past and may in the future experience manufacturing delays from our CDMOs. For example, we encountered a delay in the supplies needed for future clinical development activities with AGMB-129 due to an impurity of supplied materials and we may experience future delays with regard to any of our current or future product candidates. Moreover, if our CDMOs should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all.
If we are not able to continue to operate our business relationships in a manner that is sufficiently profitable for us and our suppliers, certain members of our supply chain could compete with us through supply to competitors, such as generic drug companies, through breach of our agreements or otherwise.
Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:
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the failure of the third-party manufacturer to comply with applicable regulatory requirements and reliance on third-parties for manufacturing process development, regulatory compliance and quality assurance;

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manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreement between us;

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limitations on supply availability resulting from capacity and scheduling constraints of third parties;

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the possible breach of manufacturing agreements by third-parties because of factors beyond our control;

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the possible termination or non-renewal of the manufacturing agreements by the third-party, at a time that is costly or inconvenient to us;

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the possible negative reputational impact on us of a decline in the reputation of our third-party manufacturers and suppliers; and

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the possible misappropriation of our proprietary information, including our trade secrets and know-how.

Any manufacturing problem, natural or manmade disaster affecting manufacturing facilities, government action, or the loss of a CDMO could be disruptive to our operations. Any reliance on suppliers may involve several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality. Any unanticipated disruption to future CDMOs caused by problems at suppliers could delay shipment of products and increase our cost of goods sold. If our suppliers were unable to supply us with adequate volumes of API, it would have a material adverse effect on our ability to continue to conduct preclinical studies and clinical trials of our product candidates.
There can be no guarantee that current suppliers and future suppliers with which we have contracted to encapsulate API will be continually qualified to manufacture the product to our specifications or that current and any future suppliers will have the manufacturing capacity to meet anticipated demand for our products.
Furthermore, if any CDMO with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different CDMO, which we may not be able to do on reasonable terms, if at all. In either scenario, our clinical trial supply could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our product candidates may be unique or proprietary to the original CDMO and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change CDMOs for any reason, we will be required to verify that the new CDMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new CDMO could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget.
We intend to deliver AGMB-447 via a drug delivery device that will have its own regulatory, development, supply and other risks.
We intend to deliver AGMB-447 via a drug delivery device, a nebulizer, and there may be unforeseen technical complications related to the development activities required to bring such a product to market, including container compatibility and/or dose volume requirements. AGMB-447 and any of our future product candidates which may be delivered via drug delivery devices may not be approved or may be substantially delayed in receiving approval if the devices do not gain and/or maintain their own regulatory approvals or clearances. Where approval of the drug product and device is sought under a single application, the increased complexity of the review process may delay approval. In addition, there are a limited number of unaffiliated third party-companies that supply drug delivery devices we intend to use for AGMB-447. We may seek to obtain licenses from third parties for the intellectual property of drug delivery devices for AGMB-447 or any of our future product candidates that utilize a drug delivery device, and we cannot guarantee that we will reach preferable commercial terms for such licenses. We expect we will be dependent on the sustained cooperation and effort of those third-party companies both to supply the devices and, in some cases, to conduct the studies required for approval or other regulatory clearance of the devices, and if received, we expect we will be dependent on those third-party companies continuing to maintain such approvals or clearances. Failure of third-party companies to supply the devices, to successfully complete studies on the device for AGMB-447 or for any future devices we may utilize for any of our product candidate in a timely manner, or to obtain or maintain required approvals or clearances of the devices could result in increased development costs, delays in or failure to obtain regulatory approval, and delays in our product candidates reaching the market initially and/or expanding to new indications.

Risks related to our intellectual property
Our commercial success depends on our ability to obtain, maintain, enforce, and otherwise protect our current and any future intellectual property and proprietary technology, and if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize products and product candidates similar or identical to ours and our ability to successfully develop and commercialize our product candidates may be adversely affected.
Our commercial success depends, in large part, on our ability to obtain and maintain intellectual property rights protection through patents, trademarks, and trade secrets in the United States and other countries with respect to our technology and product candidates, as well as our ability to operate without infringing, misappropriating or otherwise violating the proprietary rights of others. If we do not adequately protect our intellectual property rights, competitors or other third parties may be able to erode, negate or preempt any competitive advantage we may have, which could harm our business and ability to achieve profitability. To protect our proprietary position, we have filed patent applications and may file other patent applications in the United States or abroad related to our product candidates that are important to our business; we may also license or purchase patents or patent applications filed by others. The patent application process is expensive, time-consuming and complex. We may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. Our patent portfolio directed to the AGMB-101, AGMB-129 and AGMB-447 product candidates is at an early stage. Although we have pending patent applications, we currently have no issued patents for AGMB-447 and no issued patents in the United States for AGMB-129. There is no assurance that our patent applications will issue as patents or, if issued, will afford sufficient protection of our product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties or provide any commercial or competitive advantage.
We may not be able to obtain patents on certain inventions if those inventions are publicly disclosed prior to our filing a patent application covering them. We enter into nondisclosure and confidentiality agreements with parties, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties who have access to confidential information, including confidential information regarding inventions not yet disclosed in patent applications. We cannot guarantee that any of these parties will not breach these confidentiality agreements and publicly disclose any of our inventions before a patent application is filed covering such inventions. If such confidential information is publicly disclosed, we may not be able to successfully patent it and consequently, we may not be able to prevent third parties from using such inventions.
Composition of matter patents for pharmaceutical and biological product candidates can provide a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. However, we cannot be certain that the claims in our pending patent applications directed to the composition of matter of our product candidates will be considered patentable by the United States Patent and Trademark Office, or USPTO, or by patent offices in foreign countries, or that the claims in any of the issued patents we may own will be considered valid and enforceable by courts in the United States or foreign countries. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe such products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.
If the scope of the patent protection we obtain is not sufficiently broad, we may not be able to prevent others from developing and commercializing technology and products similar or identical to ours. The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our product candidates or otherwise provide any competitive advantage. Other parties have developed or may develop technologies that may be related to or competitive with our approach, and may have filed or may file patent applications and may have been issued or may be issued patents with claims that overlap or conflict with our patent portfolio, either by claiming the same compounds, formulations or methods or by claiming subject matter that could dominate our patent position. We may not be aware of all third-party intellectual property rights potentially relating to our product candidates. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally twenty years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar or identical to ours.
Even if they are unchallenged, our patents and pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our patent portfolio by developing similar or alternative product candidates in a non-infringing manner. For example, a third party may develop a product candidate that provides benefits similar to one of our product candidates but falls outside the scope of our patent protection. If the patent protection provided by the patent and patent applications we hold or pursue with respect to such product candidate is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidate could be negatively affected, which would harm our business.
We, or any future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position.
It is possible that defects of form in the preparation or filing of our patent portfolio may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments or extensions. If we or our partners, collaborators or licensors, whether current or future, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If there are material defects in the form, preparation, prosecution or enforcement of our patent portfolio, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our patents and patent applications. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can, in many cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliant events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.
Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to file for patent protection of such inventions.

Moreover, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, our current or future patents may be challenged in the courts or patent offices in the United States and abroad. There is no assurance that all the potentially relevant prior art relating to our patent portfolio has been found. If such prior art exists, it may be used to invalidate a patent, or may prevent a patent from issuing from a pending patent application. For example, such patent filings may be subject to a third-party submission of prior art to the USPTO, or to other patent offices around the world. Alternately or additionally, we may become involved in post-grant review, derivation, interference, ex parte reexamination, or inter partes review proceedings before the USPTO or challenges in district court in the United States, or similar proceedings in various foreign jurisdictions, including both national and regional jurisdictions, challenging patents or patent applications in which we have rights, including patents on which we rely to protect our business. An adverse determination in any such challenges may result in loss of the patent or claims in the patent portfolio being narrowed, invalidated or held unenforceable, in whole or in part, or in denial of the patent application or loss or reduction in the scope of one or more claims of the patent portfolio, any of which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Such challenges also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and results of operations.
The patent position of biotechnology and pharmaceutical companies carries uncertainty and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are characterized by uncertainty. Our pending and future patent applications may not result in patents being issued that protect our business, in whole or in part, or which effectively prevent others from commercializing competitive products. Further, changes in either the patent laws or interpretation of the patent laws in the United States and other countries also may diminish the value of our patent rights or narrow the scope of our patent protection. If these developments were to occur, they could have a material adverse effect on our ability to generate revenue. In addition, the laws of foreign countries may not protect our rights to the same extent or in the same manner as the laws of the United States. For example, patent laws in various jurisdictions, including jurisdictions covering significant commercial markets, such as the European Patent Office, China, and Japan, restrict the patentability of methods of treatment of the human body more than United States law does.
The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our future development partners will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:
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the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance, whether intentional or not, can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case;

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patent applications may not result in any patents being issued;

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patents that have been issued or may be issued in the future may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

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our competitors, many of whom have substantially greater resources and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use, and sell our product candidates, if approved;

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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing products; and

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countries other than the U.S. may, under certain circumstances, force us to grant a license under our patent rights to a competitor, thus allowing the competitor to compete with us in that jurisdiction or forcing us to lower the price of our drug in that jurisdiction.

Our issued patents may not provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patent rights by developing similar or alternative technologies or products in a non-infringing manner. Our competitors may also seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend or assert our patent rights, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our current or future patents invalid or unenforceable, or that our competitors do not infringe such patents. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.
It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection.
Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for our product candidates, as well as on successfully defending these patents against potential third-party challenges. Our ability to protect our product candidates from unauthorized making, using, selling, offering to sell or importing by third parties is dependent on the extent to which we have rights under valid and enforceable patents that cover these activities.
The patent positions of pharmaceutical, biotechnology and other life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved and have in recent years been the subject of much litigation. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Over the past decade, U.S. federal courts have increasingly invalidated pharmaceutical and biotechnology patents during litigation often based on changing interpretations of patent law. Further, the determination that a patent application or patent claim meets all the requirements for patentability is a subjective determination based on the application of law and jurisprudence. The ultimate determination by the USPTO or by a court or other trier of fact in the United States, or corresponding foreign national patent offices or courts, on whether a claim meets all requirements of patentability cannot be assured. Although we have conducted searches for third-party publications, patents and other information that may affect the patentability of claims in our patent portfolio, we cannot be certain that all relevant information has been identified. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patent portfolio.
Our pending patent applications relating to our AGMB-129 and AGMB-447 product candidates are at an early stage of prosecution and although we have pending patent applications, we currently have no issued patents for AGMB-447 and no issued patents in the United States for AGMB-129. We cannot provide assurances that any of these patent applications will be found to be patentable, including over our own prior art publications or patent literature, or will issue as patents. The patent protection that the European Patent Office may grant with respect to antibodies, such as the antibody in our AGMB-101 program, is also uncertain. Furthermore, we cannot make assurances as to the scope of any claims that may issue from our pending and future patent applications nor to the outcome of any proceedings by any potential third parties that could challenge the patentability, validity or enforceability of our patent portfolio in the United States or foreign jurisdictions. Any such challenge, if successful, could limit patent protection for our product candidates and/or materially harm our business.
In addition to challenges during litigation, third parties can challenge the validity of our current or future patents in the United States using post-grant review and inter partes review proceedings, which some third parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent filed March 16, 2013 or later, a petition for post-grant review can be filed by a third party in a nine-month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine-month period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of our current or future patents are challenged by a third party in such a USPTO proceeding, there is no guarantee that we will be successful in defending the patent, which may result in a loss of the challenged patent right to us.
Additionally, we do not own or license any composition of matter patents claiming the compound of AGMB-447 and do not own or license any composition of matter patents in the United States claiming the compound of AGMB-129. Our existing patents and any future patents we obtain or license may not be sufficiently broad to prevent others from using our technology or from developing competing products and technologies. Any failure to obtain or maintain patent protection with respect to AGMB-447 and our other product candidates could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:
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we may not be able to generate sufficient data to support full patent applications that protect the entire breadth of developments in one or more of our programs;

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it is possible that one or more of our pending patent applications will not become an issued patent or, if issued, that the patent claims will not have sufficient scope to protect our technology, provide us with commercially viable patent protection or provide us with any competitive advantages;

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our current and future patents may be challenged by third parties as invalid or unenforceable under United States or foreign laws;

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we may not successfully commercialize our product candidates, if approved, before our relevant patents expire;

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we may not be the first to file patent applications for the inventions covered by our patent portfolio; or

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we may not develop additional proprietary technologies that are separately patentable.

In addition, to the extent that we are unable to obtain and maintain patent protection for our product candidates, or in the event that such patent protection expires, it may no longer be cost-effective to extend our portfolio by pursuing additional development of any of our product candidates for follow-on indications.
Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. The patent term of a U.S. patent may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over another earlier-filed patent having an earlier expiration date.
Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized.
In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a Patent Term Extension, or PTE, of up to five years beyond the normal expiration of the patent to compensate patent owners for loss of enforceable patent term due to the lengthy regulatory approval process. A PTE grant cannot extend the remaining term of a patent beyond a total of 14 years from the date of the product approval. Further, PTE may only be applied once per product, and only with respect to an approved indication—in other words, only one patent (for example, covering the product itself, an approved use of said product, or a method of manufacturing said product) can be extended by PTE. Moreover, the scope of protection during the period of the PTE does not extend to the full scope of the claim, but instead only to the scope of the product as approved. We anticipate applying for PTE in the United States. Similar extensions may be available in other countries where we are prosecuting patents and we likewise anticipate applying for such extensions.
The granting of such patent term extensions is not guaranteed and is subject to numerous requirements. We might not be granted an extension because of, for example, failure to apply within applicable periods, failure to apply prior to the expiration of relevant patents, failure to exercise due diligence during the testing phase or regulatory review process or any other failure to satisfy any of the numerous applicable requirements. Moreover, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to any of our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to obtain approval of competing products following our patent expiration by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case. If this were to occur, it could have a material adverse effect on our ability to generate revenue.
Changes in the interpretation of patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
The United States Congress is responsible for passing laws establishing patentability standards. As with any laws, implementation is left to federal agencies and the federal courts based on their interpretations of the laws. Interpretation of patent standards can vary significantly within the USPTO, and across the various federal courts, including the U.S. Supreme Court. The Supreme Court has ruled on several patent cases, generally limiting the types of inventions that can be patented. Further, there are open questions regarding interpretation of patentability standards that the Supreme Court has yet to decisively address. Absent clear guidance from the Supreme Court, the USPTO has become increasingly conservative in its interpretation of patent laws and standards.
In addition to increasing uncertainty with regard to our ability to obtain patents in the future, the legal landscape in the U.S. and other countries has created uncertainty with respect to the value of patents. Depending on any actions by Congress, and future decisions by the lower federal courts and the U.S. Supreme Court, along with interpretations by the USPTO, the laws and regulations governing U.S. patents could change in unpredictable ways and could weaken our ability to obtain or to enforce our U.S. patents. Depending on future actions by the relevant law-making bodies in foreign jurisdictions, the laws and regulations governing foreign patents could also change in unpredictable ways and could weaken our ability to obtain new foreign patents or to enforce our foreign patents.
Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or the Leahy-Smith Act, signed into law on September 16, 2011, created certain uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act included a number of significant changes to U.S. patent law. These included provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, including allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, such as post-grant review, inter partes review, and derivation proceedings. Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the

Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether this inventor was the first to invent the claimed invention. As a result, a third party that files a patent application in the USPTO after March 16, 2013, but before we file an application covering the same invention, could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing until publication or issuance, we cannot be certain that we were the first to file any patent application related to our product candidates and other proprietary technologies we may develop. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date. Accordingly, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain or to enforce our current or future U.S. patents. The U.S. Supreme Court has ruled on several patent cases in recent years; these cases often narrow the scope of patent protection available to inventions in the biotechnology and pharmaceutical spaces. For example, in Amgen Inc. v. Sanofi, the U.S. Supreme Court held that certain of Amgen’s patent claims defined a class of antibodies by their function of binding to a particular antigen. The U.S. Supreme Court further wrote that because the patent claims defined the claimed class of antibodies only by their function of binding to a particular antigen, a skilled artisan would have to use significant trial and error to identify and make all of the molecules in that class. The U.S. Supreme Court ultimately held that Amgen failed to properly enable its patent claims. In 2023, the Federal Circuit issued a decision in In re Cellect, LLC involving the interaction of patent term adjustment, or PTA, terminal disclaimers, and obviousness-type double patenting which may affect the patent term of any issued patents that rely on any PTA.
Further, a new court system recently became operational in the EU. The Unified Patent Court, or UPC, began accepting patent cases on June 1, 2023. The UPC is a common patent court with jurisdiction over patent infringement and revocation proceedings effective for multiple member states of the EU. The broad geographic reach of the UPC could enable third parties to seek revocation of any of the European patents we may own in the future in a single proceeding at the UPC rather than through multiple proceedings in each of the individual EU Member States in which the European patent is validated. Under the UPC, a successful revocation proceeding for a European Patent under the UPC would result in loss of patent protection in those EU countries. Accordingly, a single proceeding under the UPC could result in the partial or complete loss of patent protection in numerous EU countries. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize our technology and product candidates and, resultantly, on our business, financial condition, prospects and results of operations. Moreover, the controlling laws and regulations of the UPC will develop over time and we cannot predict what the outcomes of cases tried before the UPC will be. The case law of the UPC may adversely affect our ability to enforce or defend the validity of such future European patents. Patent owners presently have the option to opt-out their European Patents from the jurisdiction of the UPC, defaulting to pre-UPC enforcement mechanisms. We may elect to opt out certain European patent applications from the UPC. However, if certain formalities and requirements are not met, our future European patents could be subject to the jurisdiction of the UPC. We cannot be certain that such European patents will avoid falling under the jurisdiction of the UPC, if we decide to opt out of the UPC. Furthermore, the ability of patent owners to opt out their European patents from the jurisdiction of the UPC may be curtailed in the future and, if this were to happen, this could expose our European patents to the risks of the UPC system.

We may not be able to seek or obtain patent protection throughout the world or enforce such patent protection once obtained.
Filing, prosecuting, enforcing, and defending patents protecting our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where we do pursue patent protection, there can be no assurance that any patents will issue with claims that cover our products.
Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries outside the United States and Europe or from selling or importing products made from our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop and market their own products and, further, may export otherwise infringing products to territories where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate. These products may compete with our products, and our patent rights or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Proceedings to enforce our patent rights, whether successful or not, could result in substantial costs and divert our efforts and resources from other aspects of our business. Further, such proceedings could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly; put our pending patent applications at risk of not issuing; and provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, while we intend to protect our intellectual property rights in major markets for our products, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products, if approved. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.
Geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications and the maintenance, enforcement or defense of our issued patents. For example, further to the United States and foreign government actions related to Russia’s invasion of Ukraine, the Kremlin issued Decree 299 stating that Russian companies and individuals can use patented inventions without the owner’s permission or compensation, if the patent is held by owners from “unfriendly countries,” which include Belgium. As a result, we would not be able to enforce our otherwise valid patent rights against an infringer in Russia.
Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. As such, we do not know the degree of future protection that we will have on our technologies, products and product candidates. While we will endeavor to try to protect our technologies, products and product candidates with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time consuming, expensive and unpredictable.
In order to protect our competitive position around our product candidates, we may become involved in lawsuits to enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful and which may result in our patents being found invalid or unenforceable.
Competitors may seek to commercialize competitive products to our product candidates. In order to protect our competitive position, we may become involved in lawsuits asserting infringement of patent rights, or misappropriation or other violations of other of our intellectual property rights. Litigation is expensive and time consuming and would likely divert the time and attention of our management and scientific personnel. There can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.
If we file a patent infringement lawsuit against a perceived infringer, such a lawsuit could provoke the defendant to counterclaim that we infringe their patents and/or that our patents are invalid and/or unenforceable. In patent litigation in the United States, it is commonplace for a defendant to counterclaim alleging invalidity and/or unenforceability. In any patent litigation there is a risk that a court will decide that the asserted patents are invalid or unenforceable, in whole or in part, and that we do not have the right to stop the defendant from using the invention at issue. With respect to a counterclaim of invalidity, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. If any of our patents are found invalid or unenforceable, or construed narrowly, our ability to stop the other party from launching a competitive product would be materially impaired. Further, such adverse outcomes could limit our ability to assert those patents against future competitors. Loss of patent protection would have a material adverse impact on our business.
Even if we establish infringement of any of our patent rights by a competitive product, a court may decide not to grant an injunction against further infringing activity, thus allowing the competitive product to continue to be marketed by the competitor. It is difficult to obtain an injunction in U.S. litigation and a court could decide that the competitor should instead pay us a “reasonable royalty” as determined by the court, and/or other monetary damages. A reasonable royalty or other monetary damages may or may not be an adequate remedy. Loss of exclusivity and/or competition from a related product would have a material adverse impact on our business.
Litigation often involves significant amounts of public disclosures. Such disclosures could have a materially adverse impact on our competitive position or our stock prices. During U.S. litigation we would be required to produce voluminous records related to our patent rights and our research and development activities in a process called discovery. The discovery process may result in the disclosure of some of our confidential information. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of our common shares.
Litigation is inherently expensive, and the outcome is often uncertain. Any litigation likely would substantially increase our operating costs and reduce our resources available for development activities. Further, we may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. As a result, we may conclude that even if a competitor is infringing our patents, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.
If in the future, we in-license any patent rights, we may not have the right to file a lawsuit for infringement and may have to rely on a licensor to enforce these rights for us. If we are unable to directly assert our licensed patent rights against infringers or if a licensor does not vigorously prosecute any infringement claims on our behalf, we may have difficulty competing in certain markets where such potential infringers conduct their business, and our commercialization efforts may suffer as a result.
Concurrently with an infringement litigation, third parties may also be able to challenge the validity of our patents before administrative bodies in the United States or abroad. Such mechanisms include re-examination, post-grant review, inter partes review, and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our products, potentially negatively impacting any concurrent litigation.
If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.
Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe, misappropriate or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Third parties may have U.S. and non-U.S. issued patents and pending patent applications relating to compounds, methods of manufacturing compounds and/or methods of use for the treatment of the disease indications for which we are developing our product candidates. If any third-party patents or patent applications are found to cover our product candidates, or their methods of use or manufacture, we may not be free to manufacture or market such product candidates as planned without obtaining a license, which may not be available on commercially reasonable terms, or at all.
There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our product candidates, including patent infringement lawsuits in the U.S. or abroad. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the composition, use or manufacture of our product candidates. Third parties may assert infringement claims against us based on patents that they own or in-license, regardless of the merit of such patents or infringement claims. Moreover, we may face patent infringement claims from nonpracticing entities that have no relevant product revenue and against whom our patent portfolio may therefore have no deterrent effect. If our defenses to such assertions of infringement are unsuccessful, we could be liable for a court-determined reasonable royalty on our existing sales and further damages to the patent owner (or licensee), such as lost profits. Such royalties and damages could be significant. If we are found to have willfully infringed the claims of a third party’s patent, the third party could be awarded treble damages and attorney’s fees. Further, unless we obtain a license to such patent, we may be precluded from commercializing the infringing product candidate. Any of the aforementioned could have a material adverse effect on our business, financial condition, results of operations and prospects.
While we perform periodic searches for relevant patents and patent applications with respect to our product candidates, we cannot guarantee the completeness or thoroughness of any of our patent searches or analyses including, but not limited to, the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, nor can we be certain that we have identified each and every patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of any of our product candidates in any jurisdiction. Patent applications in the United States and elsewhere are typically published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the U.S. can remain confidential until patents issue. As a result, we may be unable to identify such patents or patent applications despite our best efforts. In addition, patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that any of our product candidates may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes these patents. Accordingly, third parties may assert infringement claims against us based on intellectual property rights that exist now or arise in the future. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that the relevant product or methods of using the product either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources, and we may not have sufficient resources to bring these actions to a successful conclusion.
If we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product or cease some of our business operations, which could harm our business. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product. We cannot guarantee that any such license will be available on commercially reasonable terms, if at all. Even if we are able to obtain a license to continue to manufacture or market the affected product, we may be required to pay substantial royalties or grant cross-licenses to our patent rights. Furthermore, such license could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.
The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analyst or investors perceive these results to be negative, it could adversely affect the price of our common shares. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.
Others may challenge inventorship or claim an ownership interest in our intellectual property which could expose it to litigation and have a significant adverse effect on its prospects.
We may be subject to claims that former employees, consultants, contractors, collaborators or other third parties have an interest in our patent rights or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors or the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent. Furthermore, ownership disputes may arise from alleged contributions of third parties involved in developing our product candidates and may result in joint ownership of our inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Any disagreement over inventorship could result in our being forced to defend our determination of inventorship in a legal action which could result in substantial costs and be a distraction to our senior management and scientific personnel. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, license or sell, valuable intellectual property. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
Although we typically require employees, consultants and contractors who may develop intellectual property on our behalf to execute agreements assigning such intellectual property to us, we may be unsuccessful in obtaining executed assignments from each party who in fact develops intellectual property that we regard as our own. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached. In either case, we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. If we are unsuccessful in obtaining assignment agreements from an employee, consultant or contractor who develops intellectual property on our behalf, the employee, consultant or contractor may later claim ownership of the invention. Any disagreement over ownership of intellectual property could result in our losing ownership, or exclusive ownership, of the contested intellectual property, paying monetary damages and/or being enjoined from clinical testing, manufacturing and marketing of the affected product candidate(s). Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel.
We may be subject to claims that we have wrongfully hired an employee from a competitor or by third parties asserting that our employees or we have misappropriated their intellectual property or claiming ownership of what we regard as our own intellectual property.
Many of our current and former employees, including our senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including some which may be competitors or potential competitors. Although we take commercially reasonable steps to ensure that our employees do not use the proprietary information, know-how or trade secrets of others in their work for us, including incorporating such intellectual property into our product candidates, we may be subject to claims that we or these employees have misappropriated the intellectual property of a third party.
If we or any of our employees are accused of misappropriating the proprietary information, know-how or trade secrets of a third party, we may be forced to defend such claims in litigation. If we are found to have misappropriated the intellectual property rights of a third party, we may be forced to pay monetary damages, sustain reputational damage, lose key personnel, or lose valuable intellectual property rights. Further, it may become necessary for us to obtain a license from such third party to commercialize any of our product candidates. Such a license may not be available on commercially reasonable terms or at all. Any of the aforementioned could materially affect the commercialization of any of our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
We may rely on trade secrets and proprietary know-how which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
We consider proprietary trade secrets or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. We expect to rely on third parties for future manufacturing of our product candidates. We also expect to collaborate with third parties on the development of our product candidates and as a result must, at times, share trade secrets with our collaborators. We may also conduct joint research and development programs that may require us to share trade secrets under the terms of research and development partnerships or similar agreements.
Trade secrets or confidential know-how can be difficult to maintain as confidential. To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with us prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Additionally, we cannot provide any assurances that all such confidentiality agreements have been duly executed, and the enforceability of confidentiality agreements may also vary from jurisdiction to jurisdiction. Moreover, third parties may still obtain this information or may come upon this or similar information independently. It is possible that technology relevant to our business will be independently developed by a person who is not a party to such a confidentiality or invention assignment agreement. If any of our trade secrets were to be independently developed by a competitor or other third party, we would have no right to prevent such competitor or third party, or those to whom they communicate such independently-developed information, from using that information to compete with us. The need to share trade secrets and other confidential information, including with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business and results of operations. Enforcing a claim that a third party obtained illegally and is using trade secrets or confidential know-how is expensive, time consuming and unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Monitoring unauthorized uses and disclosures is difficult and we do not know whether the steps we have taken to protect our proprietary technologies will be effective.
In addition, confidentiality agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. Despite our efforts to protect our trade secrets, if our competitors discover our trade secrets, through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators, we would have no right to prevent them from using that technology or information to compete with us. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.
We may need to acquire or license additional intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.
A third party may hold intellectual property, including patent rights that are important or necessary to the development of our product candidates. It may be necessary for us to use the patented or proprietary technology of one or more third parties to commercialize our current and future product candidates.
The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development. If we are unable to acquire such intellectual property outright, or obtain licenses to such intellectual property from such third parties when needed or on commercially reasonable terms, our ability to commercialize our product candidates, if approved, would likely be delayed or we may have to abandon development of that product candidate and our business and financial condition could suffer.
If we in-license other product candidates in the future, we might become dependent on proprietary rights from third parties with respect to those product candidates. Any termination of such licenses could result in the loss of significant rights and would cause material adverse harm to our ability to develop and commercialize any product candidates subject to such licenses. Even if we are able to in-license any such necessary intellectual property, it could be on nonexclusive terms, including with respect to the use, field or territory of the licensed intellectual property, thereby giving our competitors and other third parties access to the same intellectual property licensed to us. In-licensing Intellectual Property, or IP, rights could require us to make substantial licensing and royalty payments. Patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against our licensors or another licensee or in administrative proceedings. If any in-licensed patents are invalidated or held unenforceable, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products.
We may not have the right to control the prosecution, maintenance, enforcement or defense of patents and patent applications that we license from third parties. In such cases, we would be reliant on the licensor to take any necessary actions. We cannot be certain that such licensor would act with our best interests in mind, or in compliance with applicable laws and regulations, or that their actions would result in valid and enforceable patents. If our licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. For example, it is possible that a licensor’s actions in enforcing and/or defending a patent licensed by use may be less vigorous than had we conducted them ourselves. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our future licensors may rely upon third-party consultants or collaborators or on funds from third parties such that our future licensors may not be the sole and exclusive owners of the patents we in-license. If other third parties have ownership rights to our future in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.
Disputes may also arise between us and our future licensors regarding intellectual property subject to a license agreement, including:
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the scope of rights granted under the license agreement and other interpretation-related issues;

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our financial or other obligations under the license agreement;

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whether and the extent to which our technology and processes infringe intellectual property of the licensor that is not subject to the licensing agreement;

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our right to sublicense patent and other rights to third parties under collaborative development relationships;

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our diligence obligations with respect to the use of licensed technology in relation to our development and commercialization of our product candidates and what activities satisfy those diligence obligations;

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the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

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the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.
The risks described elsewhere pertaining to our intellectual property rights may also apply to the intellectual property rights that we own or in-license in the future, and any failure by us or our future licensors to obtain, maintain, defend and enforce these rights could have an adverse effect on our business. In some cases we may not have control over the prosecution, maintenance or enforcement of the patents that we license, and may not have sufficient ability to provide input into the patent prosecution, maintenance and defense process with respect to such patents, and potential future licensors may fail to take the steps that we believe are necessary or desirable in order to obtain, maintain, defend and enforce the licensed patents.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our trademarks of interest and our business may be adversely affected.
Our current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We rely on both registration and common law protection for our trademarks. While we may have common law protection for certain of our trademarks and trade names, it may be harder for us to rely on any such common law protection to prevent third parties from copying or using our trademarks or trade names without our permission. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to our trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.
During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.
Any name we propose to use for our products in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed product names, we may be required to expend significant additional resources in an effort to identify a usable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Our efforts to enforce or protect our proprietary rights related to trademarks or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.
Intellectual property rights do not necessarily address all potential threats to our business.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:
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others may be able to make products that are competitive to our product candidates or any of our future product candidates that are not covered by the claims of our patent portfolio;

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others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our patent rights;

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we or any of our collaborators might not have been the first to invent the inventions covered by our patent portfolio;

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we or any of our collaborators might not have been the first to file patent applications directed to any inventions that we or they own or will own in the future;

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it is possible that our pending patent applications or those that we or our collaborators may file in the future will not lead to issued patents;

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others may have access to the same intellectual property rights licensed to us on a non-exclusive basis in the future;

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our issued patents may not provide us with any competitive advantage, or may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we may not develop additional proprietary technologies that are patentable;

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we cannot predict the scope of protection of any patent issuing based on our patent applications, including whether our patent applications will result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries;

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the claims of any patent issuing based on our patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;

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if enforced, a court may not hold that our patents are valid, enforceable and infringed;

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we may need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;

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ownership of our patent portfolio may be challenged by third parties;

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the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business;

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patent enforcement is expensive and time-consuming and difficult to predict; thus, we may not be able to enforce any of our patents against a competitor;

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the patents of others may have an adverse effect on our business, including if others obtain patents claiming subject matter similar to or improving that covered by our patent rights; and

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we may choose not to file a patent application for certain inventions, instead choosing to rely on trade secret protection, and a third party may subsequently file a patent application covering such intellectual property.

Should any of these or similar events occur, they could significantly harm our business, results of operations and prospects.
Risks related to data privacy
We are subject to privacy laws, regulation and potential enforcement and contractual obligations related to data privacy and security. Our failure to comply with these laws, regulations and contractual obligations could lead to potential government enforcement actions and significant penalties against us, and harm our results, operations and/or financial conditions.
Privacy laws, regulation and potential enforcement are particularly relevant to our business as we collect, store and process patient data, including sensitive health data as well as human biological samples such as blood or tissue, in the context of our clinical development activities, post-marketing approval monitoring obligations, and associated activities. We also collaborate on a regular basis with third parties where we may seek to use data collected by third parties on our or their behalf, or we may seek to share data collected by us with such third parties to further our research or commercial initiatives. Many jurisdictions have enacted or are considering enacting or revising legislation addressing privacy, data protection or data security, including laws, rules and regulations applying to the collection, use, storage, transfer, disclosure, retention, transmission, processing and security of personal information. Laws, rules and regulations relating to privacy, data protection and data security are evolving and subject to potentially differing interpretations. These requirements may be modified, interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other laws, rules or regulations, other requirements or legal obligations or our practices.
For example, in the EU, the EU General Data Protection Regulation, or the GDPR, imposes several requirements relating to the consent of the individuals to whom personal data relates, the information provided to such individuals, the security and confidentiality of personal data, data breach notification, the adoption of appropriate privacy governance, including policies, procedures, training and audits, and the use of third-party processors in connection with the processing. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to ensuring an appropriate legal basis or condition applies to the processing of personal information, where required explicit consent of the individuals is obtained, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, under certain conditions, appointing a data protection officer, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside of the European Economic Area, or the EEA, including the United States. The GDPR allows the imposition of substantial penalties in the event of non-compliance, including fines of up to €20 million or up to 4% of total worldwide annual turnover of the preceding fiscal year, whichever is greater. The GDPR also confers a private right of action on data subjects and representative bodies/associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. We face uncertainty as to the exact interpretation of the requirements under the GDPR, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the GDPR. The GDPR also imposes a broad range of strict requirements on companies, including, with respect to cross-border transfers of personal data out of the EU, including to the U.S. In July 2023, the European Commission adopted an adequacy decision in relation to the new EU-U.S. Data Privacy Framework, or DPF, rendering the DPF effective as a GDPR transfer mechanism for personal data transferred from the EEA to the U.S. by U.S. entities self-certified under the DPF. However, the DPF adequacy decisions do not foreclose, and are likely to face, future legal challenges and the ongoing legal uncertainty with respect to international data transfers may increase our costs and our ability to efficiently process personal data from the EEA. Other data transfer mechanisms such as the Standard Contractual Clauses approved by the European Commission have faced challenges in European courts, may require additional risk analysis and supplemental measures to be used, and may be challenged, suspended or invalidated. Such developments may cause us to have to make further expenditures on local infrastructure, limit our ability to process personal data, change internal business processes or otherwise affect or restrict sales and operation.
In addition, the GDPR also provides that EU Member States may partially deviate from the GDPR and impose different obligations from country to country, so that we do not operate in a uniform legal landscape in the EU. Also, in the field of handling genetic data, the GDPR specifically allows EU Member States’ laws to impose additional and more specific requirements or restrictions, and European national laws have historically differed quite substantially in this field, leading to additional uncertainty, which could limit our ability to collect, use and share EU data, and could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business, financial condition, and results of operations.
Following its departure from the EU, the United Kingdom, or the UK, has maintained in force substantially equivalent provisions to the GDPR, or the UK GDPR. The UK Government has also introduced a Data Protection and Digital Information Bill, or Data Reform Bill into the UK legislative process to reform the UK’s data protection regime following Brexit. If passed, the final version of the Data Reform Bill may have the effect of further altering the similarities between the UK and EU data protection regimes. This may lead to additional compliance costs and could increase our overall risk. The GDPR and UK GDPR exposes us to two parallel regimes, each of which authorizes similar fines and other potentially divergent enforcement actions for certain violations. With respect to transfers of personal data from the EEA to the UK, the European Commission has published a decision finding that the UK ensures an adequate level of data protection, although such decision is subject to renewal and may be revised or revoked in the interim, resulting in uncertainty and the potential for increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the UK and EEA. Fines for non-compliance with the UK GDPR can amount up to £17.5 million or 4% of annual global revenue, whichever is greater. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data. Similar concerns as those described above apply to our compliance with the UK GDPR and other UK data protection rules.

Beyond the EU and UK, privacy and data protection laws and regulations continue to develop and expand around the world, including in other jurisdictions in which we operate, such as the U.S., Japan, and Canada. Such laws and regulations impose increasing restrictions and obligations on the processing of personal data, including sensitive personal data such as genetic data. For example, in the U.S., the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HIPAA, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information, and requires the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation.
If we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts. Further, if we fail to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, we could face significant administrative, civil and criminal penalties. The U.S. Department of Health and Human Services, or HHS, has the discretion to impose penalties without attempting to first resolve violations. HHS enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy or security of the personal information of state residents. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems.
Additionally, in the U.S., at the state level, state privacy laws, such as the California Consumer Privacy Act of 2018, or the CCPA, impose obligations on covered businesses, including, but not limited to, providing specific disclosures in privacy notices and affording residents certain rights related to their personal data, including the right to opt out of certain disclosures of their information. The CCPA also provides for civil penalties as well as a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Additionally, effective as of January 1, 2023, the California Privacy Rights Act of 2020, or the CPRA, imposes additional obligations on companies covered by the legislation and has and will continue to significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. The CCPA and CPRA may require us to modify our data processing practices and policies and may cause us to incur substantial costs and expenses in order to comply. There are also states that have enacted legislation specifically regulating health-related information. For example, Washington state recently passed a health privacy law that, as of March 31, 2024, regulates the collection and sharing of health information, and which has a private right of action, which may further increase our compliance risk. Connecticut and Nevada have also passed similar laws regulating consumer health data. In addition, other states have proposed and/or passed legislation that regulates the privacy and/or security of certain specific types of information. For example, a small number of states have passed laws that regulate biometric data specifically. These various privacy and security laws may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which we may become subject, if enacted. Furthermore, the enacted laws in a number of U.S., states and the proposed state laws in others creates the potential for a patchwork of overlapping but different state laws and could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business, financial condition, and results of operations. Laws in all 50 states require businesses to provide notice under certain circumstances to customers whose personal information has been disclosed as a result of a data breach. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal, state and international consumer protection laws to impose standards for the online collection, use, dissemination and security of data.

The effects of these laws, including the CCPA and the CPRA, are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation. If we are investigated by a data protection authority, we may face fines and other penalties. Any such investigation or charges by such data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical partners.
It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. We must devote significant resources to understanding and complying with this changing landscape. Failure to comply with federal, state and international laws regarding privacy and security of personal information could expose us to penalties under such laws. Any such failure by us or our third party processors to comply with data protection and privacy laws could result in significant government-imposed fines or orders requiring that we change our practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business, prospects, financial condition and results of operations.
We may also experience hesitancy, reluctance, or refusal by clients or pharmaceutical partners to continue to use our products and solutions due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the foregoing could harm our business, prospects, financial condition and results of operations.
The use of new and evolving technologies, such as artificial intelligence, in our business may result in spending material resources and presents risks and challenges that can impact our business including by posing security and other risks to our confidential and/or proprietary information, including personal information, and as a result we may be exposed to reputational harm and liability.
We may use and integrate artificial intelligence, including generative artificial intelligence, into our business processes, and this innovation presents risks and challenges that could affect its adoption, and therefore our business. However, there can be no assurance that our use will enhance our business processes, or result in our business processes being more efficient or profitable. If we enable or offer solutions that draw controversy due to perceived or actual negative societal impact, we may experience brand or reputational harm, competitive harm or legal liability. For example, artificial intelligence technology can give rise to intellectual property risks, including compromises to proprietary intellectual property and intellectual property infringement. Algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias, or contain other errors or inadequacies, any of which may not be easily detectable; artificial intelligence has been known to produce false or “hallucinatory” inferences or outputs; artificial intelligence can present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of artificial intelligence, could impair the acceptance of artificial intelligence solutions, including those incorporated in our activities. If the artificial intelligence solutions that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. If we do not have sufficient rights to use the data or other material or content on which our artificial intelligence solutions or other artificial intelligence tools we use rely, we also may incur liability through the violation of applicable laws, third-party intellectual property, privacy or other rights, or contracts to which we are a party.
Additionally, we expect to see increasing government and supranational regulation related to artificial intelligence use and ethics, which may also significantly increase the burden and cost of research, development and compliance in this area. For example, the EU’s Artificial Intelligence Act, or the AI Act,—the world’s first comprehensive Artificial Intelligence, or AI, law—is anticipated to enter into force in Summer 2024 and, with some exceptions, become effective 24 months thereafter. This legislation imposes significant obligations on providers and deployers of high risk artificial intelligence systems, and encourages providers and deployers of artificial intelligence systems to account for EU ethical principles in their development and use of these systems. If we develop or use artificial intelligence systems that are governed by the AI Act, it may necessitate ensuring higher standards of data quality, transparency, and human oversight, as well as adhering to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. The rapid evolution of artificial intelligence will require the application of significant resources to design, develop, test and maintain our products and services to help ensure that artificial intelligence is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because artificial intelligence technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of artificial intelligence. Our vendors may in turn incorporate artificial intelligence tools into their offerings, and the providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.
Our internal computer systems, or those of our third-party collaborators or other contractors or consultants, may fail or suffer cybersecurity incidents or breaches, which could result in a material disruption of our current or future product candidates’ development programs, the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.
We are increasingly dependent upon information technology systems, infrastructure, and data to operate our business. In the ordinary course of business, we collect, store, and transmit large amounts of confidential information, including, but not limited to, intellectual property, proprietary business information, and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. A successful cyberattack could result in the theft or destruction of intellectual property, data or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. In addition to such risks, the adoption of new technologies may also increase our exposure to cybersecurity incidents or breaches and failures. Further, as a result of the rise of remote work during the COVID-19 pandemic, a significant portion of our workforce works from home part of the time, which puts us at greater risk of cybersecurity attacks.
Cyberattacks are increasing in their frequency, sophistication, and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, ransomware, denial-of-service, social engineering fraud (such as phishing attacks) or other means to threaten data security, confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. There can be no assurance that we will not experience a cybersecurity incident or breach that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition.
Despite the implementation of security measures, our internal computer systems and those of our third-party collaborators and consultants are vulnerable to damage from service interruptions, system malfunction, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such information technology systems are additionally vulnerable to security incidents from inadvertent or intentional actions by our employees, third-party vendors, contractors, consultants, business partners, or other third parties, or from cyberattacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering (including phishing attacks), and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). Significant disruptions of our internal information technology systems or those of our third-party vendors and other contractors and consultants, or cybersecurity incidents or breaches could result in the loss, misappropriation, or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information, which could result in financial, legal, business and reputational harm to us. For example, any such event that leads to actual or perceived unauthorized access, use, or disclosure of personal information, including personal information regarding our customers or employees, could harm our reputation directly, compel us to comply with federal or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have a material adverse effect on our business, financial condition, results of operations and prospects. Any failure by us or our third-party vendors and other contractors and consultants to prevent or mitigate cybersecurity incidents or breaches or improper access to or disclosure of such information could have similarly adverse consequences for us. If we are unable to prevent or mitigate the impact of such cybersecurity incidents or breaches, we could be exposed to litigation and governmental investigations, which could lead to a potential disruption to our business.
The risk of a cybersecurity incident, breach or disruption, particularly through cyberattacks including supply chain attacks such as SolarWinds or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. While we have not experienced any such system failure, accident, or cybersecurity incident or breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of preclinical or clinical trial data for our current or future product candidates could result in delays in or inhibit our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or cybersecurity incident or breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or current or future product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our current or future product candidates could be delayed. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as third-party service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies.
We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors who may or could have access to our confidential information. Our third-party collaborators also have access to large amounts of confidential information relating to our operations, including our research and development efforts. The size and complexity of our information technology systems, and those of third-party vendors and collaborators, and the large amounts of confidential information stored on those systems, make such systems potentially vulnerable to service interruptions or systems failures, or to cybersecurity incidents or breaches from inadvertent or intentional actions by our employees, consultants, contractors, third-party vendors, and/or business partners, or from cyber-attacks by malicious third parties. We rely on our third-party providers to implement effective security measures, according to market standards (such as, ISO27001 and NEN7510), and identify and correct for any such failures, deficiencies, cybersecurity incidents or breaches. We also rely on our employees, contractors and consultants to safeguard their security credentials and follow our policies and procedures regarding use and access of computers and other devices that may contain our sensitive information. If the information technology systems of our third-party vendors and other contractors and consultants become subject to disruptions or cybersecurity incidents or breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. The costs related to significant cybersecurity incidents, breaches or other disruptions could be material and cause us to incur significant expenses and any cybersecurity insurance that we may have in place may not cover such expenses.
Any failure to prevent or mitigate cybersecurity incidents or breaches or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., the Health Insurance Portability and Accountability Act of 1966, as amended by the Health Information Technology for Economic and Clinical Health Act), and international law (e.g., the GDPR) and may cause a material adverse impact to our reputation, affect our ability to use collected data, conduct new studies and potentially disrupt our business. Furthermore, considering our activities, further requirements relating to cybersecurity standards, incident response, implementation, training and compliance will come into effect per October 17, 2024 via the Directive (EU) 2022/2555, or the NIS 2 Directive. Non-compliance therewith may result in liability of both the company and its directors, as well as administrative enforcement by competent authorities. The NIS2 Directive was transposed into Belgian law by the law of April 26, 2024 establishing a framework for the cybersecurity of network and information system of general importance for public safety, which will come into effect per October 18, 2024.
If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in losses described above as well as disputes with employees, consultants, contractors, physicians, patients and our partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cash flows.
Risks related to our operations, employee matters, and growth management
We will incur significant costs as a result of operating as a public company and our management will need to devote substantial time to public company compliance programs.
As a public company, and particularly once we are no longer an emerging growth company, we will incur significant legal, accounting, and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act, as well as rules implemented by the SEC, including as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and the Nasdaq Stock Market LLC, or Nasdaq. The SEC and other regulatory authorities have continued to adopt new rules and regulations and make additional changes to existing regulations that require our compliance. Shareholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, and the manner in which we operate our business. Our management and other personnel will need to devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations, and as a result of the new corporate governance- and executive compensation-related rules, regulations, and guidelines prompted by the Dodd-Frank Act, and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costly.
To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the

Exchange Act, is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate, and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting, which we may be required to include in the periodic reports we file with the SEC under Section 404 of the Sarbanes-Oxley Act, or Section 404, and could harm our operating results, cause us to fail to meet our reporting obligations, or result in a restatement of our prior period consolidated financial statements. In the event that we are not able to remediate the material weaknesses or demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate consolidated financial statements, investors may lose confidence in our operating results, and the price of the ADSs could decline.
Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. We could be an emerging growth company for up to five years. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. Additionally, during the evaluation and testing process, if we identify additional material weaknesses in our internal control over financial reporting or if we are unable to complete our evaluation, testing, and any required remediation in a timely fashion, we will be unable to assert that our internal control over financial reporting is effective. See “— We are eligible to be treated as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.”
In preparation of this offering, we identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.
Although we are not yet subject to the certification or attestation requirements of Section 404, in the course of reviewing our financial statements in preparation for this offering, our management identified deficiencies that we concluded represented material weaknesses in our internal control over financial reporting attributable to our lack of a formal, documented implemented processes, controls and review procedures. SEC guidance regarding management’s report on internal control over financial reporting defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.
We have commenced measures to remediate the material weaknesses. We have started to expand our finance and accounting team by hiring additional experienced employees to provide more review and oversight over our financial processes. There can be no assurance that we will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weaknesses described above. There is also no assurance that we have identified all of our material weaknesses or that we will not in the future have additional material weaknesses. If we fail to remediate the material weaknesses or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the time frames required by law or the Nasdaq Global Select Market. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. There is no assurance that we will be able to remediate the material weaknesses in a timely manner, or at all, or that in the future, additional material weaknesses will not exist or otherwise be discovered. If our efforts to remediate the material weaknesses identified are not successful, or if other material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our required reports under the Exchange Act, restatements of our consolidated financial statements, a decline in the price of our ADSs, suspension or delisting of our ADSs from Nasdaq, and could adversely affect our reputation, results of operations and financial condition. Accordingly, material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting for purposes of our attestation when required by reporting requirements under the Exchange Act or Section 404 after this offering.
We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begins its Section 404 reviews, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our ADSs could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
If we fail to implement and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, and our internal control over financial reporting may not prevent or detect all errors or acts of fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses that were not previously identified. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could harm our business and have a negative effect on the trading price of our ADSs.
We will be required to disclose changes made in our internal controls and procedures and our management will be required to assess the effectiveness of these controls annually. Our assessment of internal controls and procedures may not detect material weaknesses in our internal control over financial reporting. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation, which could have a negative effect on the trading price of our ADSs.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.
We are highly dependent on the research and development, clinical and business development expertise of our chief executive officer, chief business officer, chief financial officer, chief medical officer, and chief development officer, as well as the other principal members of our management, scientific and clinical teams. Although we have employment agreements, each of our executive officers may terminate their employment with us at any time. See “Management—Compensation of members of our executive committee and our directors.” We do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants, contractors and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants, contractors and advisors are employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel and engage qualified advisors, contractors and consultants, our ability to pursue our growth strategy will be limited.
Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified personnel.
We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.
As of May 31, 2024, we had 45 employees and 15 consultants. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our current or future product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our current or future product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.
Our employees, directors, principal investigators, CROs, contractors and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.
We are exposed to the risk that our employees, directors, principal investigators, CROs, contractors and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the U.S. and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing, patient support and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. In connection with our initial public offering, we will adopt a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
Efforts to ensure that our business arrangements with consultants, contractors and other third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment, and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we may be required to curtail or restructure our operations, any of which could adversely affect our ability to operate our business and our results of operations.
The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.
We may be forced to repay the technological innovation grants if we fail to comply with our contractual obligations under the applicable grant agreements.
We have received several technological innovation grants to date in Belgium, totaling €1.6 million as of December 31, 2023, to support various research programs from an agency of the Flemish government to support technological innovation in Flanders. These grants carry clauses which require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. If we fail to comply with our contractual obligations under the applicable technological innovation grant agreements, we could be forced to repay all or part of the grants received. Such repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial resources needed, the time or the ability to replace these financial resources with others.

Risks related to this offering and ownership of the ADSs
We are eligible to be treated as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, the ability to present only two years of audited consolidated financial statements, in addition to any required unaudited interim condensed consolidated financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial and Results of Operations” disclosure, and, to the extent we no longer qualify as a foreign private issuer, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of the ADSs held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three‑year period before that time, we would cease to be an emerging growth company immediately. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and our share price may be more volatile.
Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date that we are no longer an “emerging growth company” as defined in the JOBS Act. We have identified material weaknesses in our internal control over financial reporting, and we cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future.
No public market for the ADSs currently exists, and a public market may not develop or be liquid enough for you to sell your ADSs quickly or at market price.
Prior to this offering, there has not been a public market for the ADSs. If an active trading market for the ADSs does not develop following this offering, you may not be able to sell your ADSs quickly or at the market price. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares of the ADSs and may impair our ability to acquire other companies or technologies by using the ADSs as consideration. The initial public offering price of the ADSs will be determined by negotiations between us and representatives of the underwriters and may not be indicative of the market prices of the ADSs that will prevail in the trading market.
The market price of the ADSs may be volatile and fluctuate substantially (including due to different factors beyond our control), which could result in substantial losses for purchasers of the ADSs in this offering and may subject us to securities litigation suits.
The market price of the ADSs is likely to be volatile. The stock market in general and the market for biopharmaceutical and pharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your ADSs at or above the initial public offering price. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, the market price for the ADSs may be influenced by, among others, the following factors:
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the commencement, enrollment or results of our clinical trials of our product candidates or those of our competitors;

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potential clinical holds for any of our clinical trials of our product candidates or those of our competitors;

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the success of competitive products or therapies or announcements by potential competitors of their product development efforts;

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regulatory or legal developments or regulatory guidance or decisions in the United States, Belgium, Europe more broadly and other jurisdictions;

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developments or disputes concerning patent applications, issued patents or other proprietary rights;

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actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

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developments of or speculation of licensing transactions, mergers, acquisitions, partnerships or collaborations involving us or our competitors;

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disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

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significant lawsuits, including patent or shareholder litigation;

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market volatility;

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additions or departures of key management or scientific personnel;

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ADSs price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs;

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issuances or sales of the ADSs by us, our insiders or our other holders;

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announcement or expectation of additional financing efforts or sales by our shareholders;

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general economic, political, and market conditions and overall fluctuations in the financial markets in the United States, Europe and elsewhere;

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currency fluctuations;

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changes in the structure of healthcare payment systems; and

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investors’ general perception of us and our business.

In addition, some companies that have experienced volatility in the trading price of their shares have been the subject of securities class action litigation. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming, and could divert our management’s attention and our resources, even if we are ultimately successful. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of the ADSs.
Holders of ADSs are not treated as shareholders of our company.
Holders of ADSs with underlying shares in a Belgian limited liability company are not treated as shareholders of our company, unless they withdraw the common shares underlying the ADSs that they hold. The depositary is the holder of the common shares underlying the ADSs. Holders of ADSs therefore do not have any rights as shareholders of our company, other than the rights that they have pursuant to the deposit agreement.
Holders of ADSs may not be able to exercise their right to vote the common shares underlying their ADSs.
ADS holders do not have the same rights as our shareholders. ADS holders may not attend shareholders’ meetings or directly exercise the voting rights attaching to the common shares underlying their ADSs. ADS holders may vote only by instructing the depositary to vote on their behalf. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, to vote or to have its agents vote the deposited common shares as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so. Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the common shares. However, you may not know about the meeting enough in advance to withdraw the common shares. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your common shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your common shares are not voted as you requested. In addition, ADS holders have no right to call a shareholders’ meeting.
Holders of ADSs have limited rights to call shareholders’ meetings or to submit shareholder proposals, which could adversely affect their ability to participate in the governance of our company.
Except under limited circumstances, only the board of directors may call a shareholders’ meeting. Shareholders who collectively own at least 10% of the outstanding shares of our company may require the board of directors or the statutory auditor to convene a special or an extraordinary general meeting of shareholders. As a result, the ability of individual holders of the ADSs to influence the governance of our company is limited.
Holders of the ADSs have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement or if they wish to involve us or the depositary in a legal proceeding.
The deposit agreement pursuant to which the ADSs will be issued expressly limits the obligations and liability of us and the depositary. Neither we nor the depositary will be liable to the extent that liability results from the fact that we:
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are prevented or hindered in performing any obligation by circumstances beyond their control;

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exercise or fail to exercise discretion under the deposit agreement;

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perform our obligations without negligence or bad faith;

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take any action based upon advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder of the ADSs or any other qualified person; or

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rely on any documents we believe in good faith to be genuine and properly executed.

In addition, neither we nor the depositary has any obligation to participate in any action, suit or other proceeding in respect of the ADSs which may involve it in expense or liability unless it is indemnified to its satisfaction. These provisions of the deposit agreement will limit the ability of holders of the ADSs to obtain recourse if we or the depositary fails to meet our respective obligations under the deposit agreement or if they wish to involve us or the depositary in a legal proceeding.
Takeover provisions in the national law of Belgium may make a potential takeover difficult.
Public takeover bids in Belgium on our shares and other voting securities, such as subscription rights (warrants) or convertible bonds, if any, are subject to the Belgian Act of April 1, 2007 on public takeover bids, as amended and implemented by the Belgian Royal Decree of April 27, 2007, or Royal Decree, and to the supervision by the Belgian Financial Services and Markets Authority, or FSMA. Public takeover bids must be made for all of our voting securities, as well as for all other securities that entitle the holders thereof to the subscription to, the acquisition of or the conversion into voting securities. Prior to making a bid, a bidder must issue and disseminate a prospectus, which must be approved by the FSMA. The bidder must also obtain approval of the relevant competition authorities and foreign direct investment approval from the Belgian Inter-federal Screening Commission, where such approval is legally required for the acquisition of our company. However, as the Company does not qualify as a “listed company” within the meaning of the Belgian Companies and Associations Code (as mentioned above), the requirement, provided for by the Belgian Act of April 1, 2007, to launch a mandatory bid for all of our outstanding shares and securities giving access to shares if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting on their account, directly or indirectly holds more than 30% of the voting securities in a company that has its registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility designated by the Royal Decree does not apply. This may allow existing shareholders or new investors to acquire significant influence or control over the Company by acquiring the shares in the market without being required to acquire the other outstanding voting securities, as well as for all other securities that entitle the holders thereof to the subscription to, the acquisition of or the conversion into voting securities.
In addition, there are several provisions of Belgian company law and certain other provisions of Belgian law, such as merger control, that may apply to us and which may make an unfriendly tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that third parties may consider and thus deprive the shareholders of the opportunity to sell their shares at a premium (which is typically offered in the framework of a takeover bid).
Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying common shares.
ADSs, which may be evidenced by American Depositary Receipts, or ADR, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to a holder of ADSs’ right to cancel his or her ADSs and withdraw the underlying common shares as specified in the deposit agreement. Temporary delays in the cancellation of ADSs and withdrawal of the underlying common shares may arise because the depositary has closed its transfer books or we have closed our transfer books, in connection with voting at a shareholders’ meeting or we are paying a dividend on our common shares. In addition, a holder of ADSs may not be able to cancel his or her ADSs and withdraw the underlying common shares when he or she owes money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of common shares or other deposited securities. See “Description of American Depositary Shares.”
Holders of ADSs (in particular those residing in countries other than Belgium) may not be able to participate in equity offerings and exercise their pre-emption rights, and, as a result, may experience substantial dilution upon future issuances of ADSs or grants of rights to subscribe for shares.
In accordance with Belgian corporate law, our restated articles of association provide for waivable and cancellable pro rata preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis for any issue for cash of new shares, convertible bonds or warrants that are exercisable for cash, unless such rights are cancelled or limited by resolution of our shareholders’ meeting or the board of directors. Our shareholders’ meeting or board of directors may cancel or restrict such rights in future equity offerings. In addition, certain shareholders (including those in the United States, Australia, Canada or Japan) may not be entitled to exercise such rights even if they are not cancelled (on the basis of applicable law, practice or other considerations) unless the rights and related shares are registered or qualified for sale under the relevant legislation or regulatory framework. In particular, we may not be able to establish an exemption from registration under the Securities Act of 1933, as amended, or the Securities Act, and we are under no obligation to file a registration statement with respect to any such preferential subscription rights or underlying securities or to endeavor to have a registration. As a result, there is the risk that investors may suffer dilution of their shareholding should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future. We may also limit the exercise of rights by shareholders in certain jurisdictions if we distribute rights in connection with other changes to our capital structure, like a distribution of rights to tender our shares to us for redemption in connection with an issuer tender offer, resulting in such shareholders being unable to participate in such transactions.
If rights are granted to our shareholders, but if by the terms of such rights offering or other transaction, or for any other reason, the depositary may not either make such rights available to any ADS holders or dispose of such rights and make the net proceeds available to such ADS holders, then the depositary may allow the rights to lapse, in which case ADS holders will receive no value for such rights.
Finally, prior to the closing of this offering, our board of directors will be authorized for a period of five years from the offering to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude pre-emption rights in connection therewith. This could cause existing shareholders to experience substantial dilution of their interest in us.
We may not be able to complete equity offerings without cancellation or limitation of the preferential subscription rights of our existing shareholders, which may as a practical matter preclude us from timely completing offerings.
In accordance with Belgian corporate law, our restated articles of association provide for waivable and cancellable pro rata preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis for any issue for cash of new shares, convertible bonds or warrants that are exercisable for cash, unless such rights are cancelled or limited by resolution of our shareholders’ meeting or the board of directors. Prior to the closing of this offering, our board of directors will be authorized for a period of five years from the offering to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude pre-emption rights in connection therewith. Absent renewal by our shareholders of this authorization of the board or absent cancellation or limitation by our shareholders of the preferential subscription rights of our existing shareholders, the requirement to offer our existing shareholders the preferential right to subscribe, pro rata, for new shares being offered may as a practical matter preclude us from timely raising capital on commercially acceptable terms or at all.
We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.
We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are materially disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to direct the depositary to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our common shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility terminates, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying common shares, but will have no right to any compensation whatsoever.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.
The deposit agreement governing the ADSs representing our common shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.
New investors in the ADSs will experience immediate and substantial book value dilution after this offering.
The initial public offering price of the ADSs will be substantially higher than the pro forma net tangible book value per share of the outstanding ADSs immediately after the offering. Based on an assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of June 30, 2024, if you purchase the ADSs in this offering you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of $      per share in pro forma net tangible book value. As a result of this dilution, investors purchasing shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.
Concentration of ownership of our common shares among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions.
Based upon our common shares outstanding as of June 30, 2024, upon the completion of this offering and without giving effect to any purchases in this offering, our executive officers, directors and shareholders who owned more than 5% of our outstanding common shares before this offering will, in the aggregate, beneficially own shares representing approximately    % of our outstanding common shares (or    % if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any). If our executive officers, directors and shareholders who owned more than 5% of our outstanding common shares acted together, they may be able to significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. The concentration of voting power and transfer restrictions could delay or prevent an acquisition of our company on terms that other shareholders may desire or result in the management of our company in ways with which other shareholders disagree.

If research analysts do not publish research or reports, or publish inaccurate or unfavorable research or reports, about us, our business or our market, our share price and trading volume could decline.
The trading market for the ADSs will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. Equity research analysts may elect not to provide research coverage of the ADSs after the completion of this offering, and such lack of research coverage may adversely affect the market price of the ADSs. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of the ADSs could decline if one or more equity research analysts downgrade the ADSs or issue other unfavorable commentary or research about us. If one or more equity research analysts cease coverage of us or fail to publish reports on us regularly, demand for the ADSs could decrease, which in turn could cause the trading price or trading volume of the ADSs to decline.
Raising additional capital may cause dilution to our shareholders, including investors in this offering, restrict our operations or require us to relinquish rights to our product candidates.
Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through public or private equity or debt financings, third-party funding, marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or any combination of these approaches. We do not have any committed external source of funds. To the extent that we raise additional capital (as the case may be, at a discount from the trading price of the ADSs), if available, through the sale of equity or convertible debt securities, your ownership interest in our company may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt and equity financings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares, making investments, incurring additional debt, making capital expenditures, declaring dividends or placing limitations on our ability to acquire, sell or license intellectual property rights.
If we raise additional capital through future collaborations, strategic alliances or third-party licensing arrangements, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us, if at all. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product candidate development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise develop and market ourselves.
Because we do not anticipate paying any cash dividends on our common shares in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
You should not rely on an investment in the ADSs to provide dividend income. We have never declared or paid cash dividends on our common shares. We currently intend to retain all of our future earnings, if any, to finance the expansion and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, and taking into account the requirements as described in the section titled “Dividend Policy,” of the ADSs will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase the ADSs in this offering.
We have broad discretion in the use of our cash resources, including the net proceeds from this offering, and may use them ineffectively, in ways with which you do not agree or in ways that do not increase the value of your investment.
Our board of directors and management will have broad discretion in the application of our cash, including the net proceeds from this offering, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the ADSs. The failure by our board of directors and management to apply these funds effectively could result in additional operating losses that could have a negative impact on our business, results of operations, cash flows, financial conditions and/or cause the price of the ADSs to decline and/or delay the development of our product candidates. Pending their use, we may invest our cash, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See “Use of Proceeds” for additional information.
A significant portion of our total outstanding ADSs are restricted or will be restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of the ADSs to drop significantly, even if our business is performing well.
Sales of a substantial number of ADSs in the public market could occur at any time, subject to certain restrictions described below. These sales, or the perception in the market that holders of a large number of ADSs intend to sell ADSs, could reduce the market price of the ADSs. After this offering, we will have                   outstanding common shares. This includes the common shares represented by ADSs that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Substantially all of the remaining common shares are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold after the offering, as further described in the sections titled “Shares and ADSs Eligible for Future Sale” and “Underwriting” herein.
Our directors and executive officers and holders of substantially all of our outstanding securities have entered into lock-up agreements with the underwriters pursuant to which they may not, with certain exceptions, for a period of 180 days from the date of this prospectus, offer, sell or otherwise transfer or dispose of any of our securities, without the prior written consent of                  . However,                   may permit our officers, directors and other security holders who are subject to the lock-up agreements to sell common shares or ADSs prior to the expiration of the lock-up agreements at any time in its sole discretion. See the section titled “Underwriting.” Sales of these common shares or ADSs, or perceptions that they will be sold, could cause the trading price of our ADSs to decline. After the lock-up agreements expire, an additional        ADSs will be eligible for sale in the public market, of which        ADSs are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act.
Moreover, upon the completion of this offering, holders of an aggregate of approximately        of our common shares will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. We further intend to register all common shares that we may issue in the future or have issued to date under our equity compensation plans. Once we register these common shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements.
As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, and we will not be subject to certain U.S. securities laws including, but not limited to, U.S. proxy rules and the filing of certain Exchange Act reports.
As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required by Nasdaq for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection to you than what is accorded to investors under the listing rules of Nasdaq applicable to domestic U.S. issuers.
As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, including the applicable compensation disclosure requirements. Our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily adopted a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Following the consummation of the offering, the determination of foreign private issuer status will be made annually on the last business day of our most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on        . There is a risk that we will lose our foreign private issuer status in the future.
We would lose our foreign private issuer status if a majority of our shares are owned by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.
We are a Belgian limited liability company but are not a “listed company” within the meaning of the Belgian Companies and Associations Code, and shareholders of our company may have different and, in some cases, more limited shareholder rights than shareholders of such “listed company” in Belgium or of a U.S. listed corporation.
We are organized as a limited liability company (naamloze vennootschap / société anonyme) under the laws of Belgium and will upon the consummation of the offering remain to be such limited liability company (naamloze vennootschap / société anonyme) under the laws of Belgium. Our corporate affairs are governed by Belgian corporate law. From a Belgian corporate law point of view, we do not qualify as a “listed company” (genoteerde vennootschap / société cotée) within the meaning of the Belgian Companies and Associations Code because none of our securities are listed on any regulated market in the EEA. The Belgian corporate law provisions that are applicable to Belgian listed companies do therefore not apply to us. Furthermore, we are not subject to most of the disclosure obligations applicable to Belgian listed companies. As a result, shareholders of our company may not enjoy certain of the rights and protection generally afforded to shareholders of a Belgian listed company. You should also be aware that the rights provided to our shareholders under Belgian corporate law and our restated articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. corporation under applicable U.S. federal and state laws.
Under Belgian corporate law, except in certain limited circumstances, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of his or her shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders may release a director from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided, in some cases, that the relevant acts were specifically mentioned in the convening notice to the shareholders’ meeting deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination, except that in certain cross-border mergers, de‑mergers and conversions dissenting shareholders may have a cash-out right. For additional information on these and other aspects of Belgian corporate law and our restated articles of association, see “Description of Share Capital and Articles of Association.” As a result of these differences between Belgian corporate law and our restated articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as a shareholder of our company than you would as a shareholder of a U.S. corporation.
Certain of our significant shareholders may have different interests from us and may be able to control us, including the outcome of shareholder votes.
Before this offering, (i)           , beneficially owns approximately    % of our common shares and has one representative at the board level           , (ii)           , beneficially owns approximately    % of our common shares and has one representative at the board level           , (iii)           , beneficially owns approximately    % of our common shares and has one representative at the board level           , and (iv)            , beneficially owns approximately    % of our common shares and has one representative at the board level           . In addition,           , is entitled to have one observer at the board level. As a result, these shareholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our articles of association and approval of certain significant corporate transactions. This control could have the effect of delaying or preventing a change of control of the Company or changes in management, in each case, which other shareholders might find favorable, and will make the approval of certain transactions difficult or impossible without the support of these significant shareholders.
Risks related to taxation
If we are classified as a passive foreign investment company, there could be adverse U.S. tax consequences to U.S. Holders.
Under the Internal Revenue Code of 1986, or the Code, as amended we will be a “passive foreign investment company” as defined under section 1297 of the Code for U.S. federal income tax purposes, or a PFIC, for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and gains from certain property transactions. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below in “Taxation—Material Income Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds the ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to be a PFIC, including ineligibility for any preferred tax rates on capital gains or on qualified dividends (whether actual or deemed), interest charges on certain taxes treated as having been deferred and additional reporting requirements.
Based upon our past and current projections of our income and assets, we do not expect to conclude that we will be treated as a PFIC for the 2024 taxable year, although this conclusion is not free from doubt. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year. In addition, although any U.S. Holder who held our ADSs during any time when we are a PFIC will continue to be subject to adverse tax consequences unless certain elections are made. Following this offering, the total value of our assets for purposes of the asset test generally will be calculated by reference to our market capitalization, which may fluctuate considerably. Since our revenue and income projections may differ from our actual business results and our market capitalization and value of our assets may fluctuate substantially, we cannot assure you that we were not a PFIC for the 2023 taxable year and that we will not be or become a PFIC in the current taxable year or any future taxable year. Our status as a PFIC also depends on the interpretation of the rules governing the PFIC income and asset tests, which are subject to uncertainty (including with respect to the characterization of income from government grants and research and development credits, for which direct legal authority does not exist). Each U.S. Holder is strongly urged to consult his, her or its tax advisor regarding the application of these rules and the availability of any potential elections.

If a United States person is treated as owning at least 10% of our common shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our common shares or ADSs, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Code. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our common shares or ADSs.
Changes to applicable tax laws and regulations or exposure to additional tax liabilities could adversely affect our business and future profitability.
We conduct operations, directly and through our subsidiaries, within the EU and the United States, and therefore are subject to income taxes in such jurisdictions. We may also in the future become subject to income taxes in other foreign jurisdictions. Our effective income tax rate could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction, changes in our operating results before taxes, and the outcome of income tax audits in the jurisdictions in which we operate. We will regularly assess all of these matters to determine our anticipated tax liabilities. If any of our assessments are ultimately determined to be incorrect, our business, results of operations, or financial condition could be materially adversely affected.
Governments in the various jurisdictions in which we operate continue to review, reform and modify tax laws, regulations, treaties, interpretations, policy initiatives and tax authority practices, and how we are treated for tax purposes is subject to changes. We are unable to predict whether a tax reform may be proposed or enacted in the future (including with retroactive effect) or whether such changes would have a significant impact on our business, but such changes could result in material changes to the taxes that we are required to provide for and pay in various jurisdictions.
Due to the complexity of multinational tax obligations and filings, we and our subsidiaries may have a heightened risk related to audits or examinations by federal, state, provincial, and local taxing authorities in the jurisdictions in which we operate. Outcomes from these audits or examinations could have a material adverse effect on our business, results of operations, or financial condition.
The tax laws of the jurisdictions in which we operate, as well as potentially any other jurisdiction in which we may operate in the future, have detailed transfer pricing rules that require that all transactions with related parties satisfy arm’s length pricing principles. Although we believe that our transfer pricing policies have been reasonably determined in accordance with arm’s length principles, the taxation authorities in the jurisdictions where we carry on business could challenge our transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge our transfer pricing policies, we could be subject to additional income tax expenses, including interest and penalties, as well as transfer pricing mismatches. Any such increase in our income tax expense and related interest and penalties could have a material adverse effect on our business, results of operations, or financial condition. We may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect.

General risk factors
Exchange rate fluctuations or abandonment of the euro currency may materially affect our results of operations and financial condition.
Potential future expense and revenue may be incurred or derived in currencies other than the U.S. dollar, particularly in Europe. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the U.S. dollar and other currencies, particularly the Euro and British Pound, which may also have a significant impact on our reported results of operations and cash flows from period to period. In addition, the abandonment of the euro by one or more members of the EU could lead to the re-introduction of individual currencies in one or more EU Member States, or in more extreme circumstances, the dissolution of the European Union. The effects on our business of the abandonment of the euro as a currency, the exit of one or more EU Member States from the European Union (such as Brexit) or a potential dissolution of the European Union, are impossible to predict with certainty, and any such events could have a material adverse effect on our business, financial condition and results of operations.
Unstable global economic or political conditions, inflation, increases in interest rates, natural disasters, public health crises, political crises, geopolitical events such as the crisis in Ukraine, or other macroeconomic conditions, could adversely affect our business, financial condition or results of operations.
Our business is susceptible to general conditions in the global economy and in the global financial markets. A global financial crisis or a global or regional political disruption could cause extreme volatility in the capital and credit markets. There can be no assurance that deterioration in credit and financial markets and confidence in economic conditions will not occur. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and share price and could require us to delay, scale back or discontinue the development and commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions.
A severe or prolonged economic downturn, or political disruption or public health crisis could result in a variety of risks to our business and operations, or those of the third parties on which we rely, including delays or disruptions to our clinical trials, weakened demand for our current or future product candidates, if approved, and our ability to raise additional capital when needed on acceptable terms, if at all.
A weak or declining economy or political disruption, such as the ongoing military conflict between Russia and Ukraine, or between Hamas and Israel, could also strain our manufacturers or suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our potential drugs, if approved. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and prospects, and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could adversely impact our business.
It may be difficult for investors outside Belgium to serve process on or enforce foreign judgments against us or our directors and members of our executive committee.
We are a Belgian limited liability company. A majority of the members of our board of directors and members of our executive committee are not resident of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium.
The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium, unless (in addition to compliance with certain technical provisions) the Belgian courts are satisfied of the following:
•
the effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;

•
the judgment did not violate the rights of the defense of the defendant;

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the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of evading the application of the law applicable according to Belgian private international law;

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the judgment is not subject to further recourse under U.S. law;

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the judgment is not incompatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be recognized in Belgium;

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the claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;

•
the Belgian courts did not have exclusive jurisdiction to rule on the matter;

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the U.S. court did not accept its jurisdiction solely on the basis of the presence of the plaintiff or the location of goods not directly linked to the dispute in the United States;

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the judgment did not concern the deposit or validity of intellectual property rights when the deposit or registration of those intellectual property rights was requested, done or should have been done in Belgium pursuant to international treaties;

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the judgment did not relate to the validity, operation, dissolution, or liquidation of a legal entity that has its main seat in Belgium at the time of the petition of the U.S. court;

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if the judgment relates to the opening, progress or closure of insolvency proceedings, it is rendered on the basis of the European Insolvency Regulation or, if not, that (a) a decision in the principal proceedings is taken by a judge in the state where the most important establishment of the debtor was located or (b) a decision in territorial proceedings was taken by a judge in the state where the debtor had another establishment than its most important establishment; or

•
the judgment submitted to the Belgian court is authentic under the laws of the state where the judgment was issued; in case of a default judgment, it can be shown that under locally applicable laws the invitation to appear in court was properly served on the defendant; a document can be produced showing that the judgment is, under the rules of the state where it was issued, enforceable and was properly served on the defendant.

In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered. The findings of a federal or state court in the United States will not, however, be taken into account to the extent they appear incompatible with Belgian public policy.
Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or members of our board of directors or our executive management any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains express or implied forward-looking statements that involve substantial risks and uncertainties. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:
•
the success, cost and timing of our product development activities and clinical trials of our lead product candidates as well as our other current product candidates and any future product candidates;

•
our need to raise additional funding to further our development activities and clinical trials before we can expect to generate any revenues from product sales;

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our ability to obtain regulatory approval for our current or future product candidates that we may identify or develop;

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our ability to ensure adequate supply of our current or future product candidates;

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our ability to maintain third-party relationships necessary to conduct our business;

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our dependence upon the success of our research to generate and advance additional product candidates;

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our ability to establish an adequate safety or efficacy profile for our current or future product candidates that we may pursue;

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the implementation of our strategic plans for our business, our current or future product candidates we may develop and our technology;

•
our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology, as well as our ability to enforce, protect and defend such intellectual property rights;

•
the rate and degree of market acceptance and clinical utility for our current or future product candidates we may develop;

•
our ability to attract and enroll patients in our clinical trials;

•
our estimates about the size of our market opportunity;

•
our ability to use the proceeds of this offering in ways that increase the value of your investment;

•
our expectations related to the use of proceeds from this offering, and estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•
our ability to maintain and establish collaborations;

•
our financial performance and liquidity;

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our ability to effectively manage our potential growth;

•
developments relating to our competitors and our industry, including the impact of government regulation;

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our ability to retain the continued service of our key professionals and consultants and to identify, hire and retain additional qualified professionals;

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our ability to maintain adequate internal controls over financial reporting and remediate and prevent material weaknesses; and

•
other risks and uncertainties, including those listed under the section titled “Risk Factors.”

You should refer to the section of this prospectus titled “Risk Factors” for an additional discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $       million, based on an assumed initial public offering price of $       per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional ADSs in full, we estimate that the net proceeds to us from this offering will be approximately $       million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $       million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $       million, assuming the assumed initial public offering price per ADS remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:
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$       to advance clinical development of AGMB-129, including for the planned global Phase 2b trial in FSCD patients;

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$       to advance clinical development of AGMB-447, including for the planned global Phase 2b trial in IPF patients;

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$       to advance preclinical and Phase 1 clinical development of AGMB-101 and other development candidates; and

•
the remainder to fund general and administrative expenses, working capital and other general corporate purposes.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We may also use a portion of the net proceeds to in-license, acquire or invest in additional businesses, technologies, products or assets. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. Predicting the cost necessary to develop product candidates and commercialize approved products can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, any collaborations that we may enter into with third parties for product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.
Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents, we estimate that such funds will be sufficient to fund our operations and capital expenditure requirements until            . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.
Pending our use of proceeds from this offering, we plan to invest these net proceeds in a variety of capital preservation instruments, including short-term, interest bearing deposits and investment-grade instruments.

DIVIDEND POLICY
We have never paid or declared any cash dividends in the past, and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the further development and expansion of our business.
All of the common shares representing the ADSs offered by this prospectus will have the same dividend rights as all of our other outstanding common shares. In general, distributions of dividends proposed by our board of directors require the approval of our shareholders at a meeting of shareholders with a simple majority vote, although our board of directors may declare interim dividends without shareholder approval, subject to the terms and conditions of the Belgian Companies and Associations Code. See “Description of Share Capital and Articles of Association.”
Our ability to distribute dividends is subject to availability of sufficient distributable profits as defined under Belgian law on the basis of our stand-alone statutory accounts prepared in accordance with accounting principles generally accepted in Belgium, or Belgian GAAP (and hence not on the basis of the IFRS consolidated accounts). In particular, dividends can only be distributed if, following the declaration and issuance of the dividends, the amount of our net assets on the date of the closing of the last financial year as shown on the stand-alone statutory financial statements (i.e., summarized, the amount of the assets as shown on the balance sheet, decreased by provisions and liabilities, and, save in exceptional cases, to be mentioned and justified in the notes to the annual accounts, decreased by the non-amortized costs of incorporation and extension and the non-amortized costs for research and development, all in accordance with Belgian GAAP), does not fall below the amount of the paid-up capital (or, if higher, the issued capital), increased by the amount of non-distributable reserves (which include, as the case may be, the unamortized part of any revaluation surpluses).
Furthermore, pursuant to Belgian law and our articles of association, we must allocate each year an amount of at least 5% of our annual net profit under our stand-alone statutory accounts (prepared in accordance with Belgian GAAP) to a legal reserve on our stand-alone statutory accounts, until the legal reserve amounts to 10% of our share capital. Our legal reserve currently does not meet this requirement nor will it meet the requirement at the time of the closing of this offering. Accordingly, 5% of our annual net profit under our stand-alone statutory accounts (prepared in accordance with Belgian GAAP) during future years will need to be allocated to the legal reserve, further limiting our ability to pay out dividends to our shareholders.
Additional financial restrictions and other limitations may be contained in any credit agreements or other instruments or agreements governing any indebtedness we may incur in the future.
As a consequence of these facts, there can be no assurance as to whether dividends or similar payments or distributions will be paid out in the future nor, if they are paid, as to their amount. For information regarding the Belgian withholding tax applicable to dividends and related U.S. reimbursement procedures, see “Material income tax considerations—Material Belgian tax considerations.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2024 on:
•
an actual basis;

•
a pro forma basis to give effect to the conversion of all outstanding preferred shares into an aggregate of             common shares and the issuance of             common shares to argenx BV upon the conversion of the profit sharing certificate, each of which will occur immediately prior to the consummation of this offering; and

•
on a pro forma as adjusted basis to give effect to the pro forma adjustment set forth above and to give further effect to the sale of             ADSs in this offering, based on an assumed initial public offering price of $       per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the sections titled “Use of proceeds” and “Management’s discussion and analysis of financial condition and results of operations.”
As of June 30, 2024
(In thousands of € except for per share amounts)	Actual	Pro forma	Pro forma adjusted
Cash and cash equivalents
Shareholders’ equity:
Preferred shares, no value per share;        shares authorized,        shares issued and outstanding, actual;        shares authorized, 0 shares issued and outstanding, pro forma;        shares authorized, 0 shares issued and outstanding, pro forma as adjusted

Common shares, no value per share;        shares authorized,        shares issued and outstanding, actual;        shares authorized,        shares issued and outstanding, pro forma;        shares authorized,        shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive loss
Accumulated deficit
Total shareholders’ equity
Total capitalization
Convenience translation calculated using the exchange rate last reported by the U.S. Federal Reserve as of June 30, 2024 at the rate of one Euro per $     .
Our capitalization following the closing of this offering is subject to adjustment based on the initial public offering price of the             ADSs and the other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of €       ($      ) per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents and shareholders’ equity and total capitalization by €       million ($       million), assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents and shareholders’ equity and total capitalization by €       million ($       million), assuming no change in the assumed initial public offering price per ADS and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION
If you invest in the ADSs in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS in this offering and the pro forma as adjusted net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS. As of June 30, 2024, we had a historical net tangible book value of €       million ($       million), or €      ($      ) per ADS. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of common shares, outstanding on June 30, 2024.
Our pro forma net tangible book value as of June 30, 2024 was €       million ($       million), or €      ($      ) per ADS. Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the total number of our common shares issued and outstanding at June 30, 2024, after giving effect to the conversion of all of our preferred shares into common shares on a one-for-one basis and the issuance of common shares to argenx BV upon conversion of the profit sharing certificate, each of which will occur immediately prior to the consummation of this offering.
After giving further effect to the sale of             ADSs in this offering at an assumed initial public offering price of $       per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2024 would have been €       million ($       million), or €      ($      ) per ADS. This represents an immediate increase in pro forma as adjusted net tangible book value of €      ($      ) per ADS to existing shareholders and immediate dilution of €      ($      ) per ADS to new investors. The following table illustrates this dilution to new investors purchasing ADSs in this offering:
Assumed initial public offering price per ADS	€	($ )
Historical net tangible book value per ADS as of June 30, 2024	€	($ )
Decrease per ADS attributable to the pro forma adjustments described above	€	($ )
Pro forma net tangible book value per ADS as of June 30, 2024	€	($ )
Increase in pro forma as adjusted net tangible book value attributable to new investors purchasing ADSs in this offering	€	($ )
Pro forma as adjusted net tangible book value per ADS after this offering	€	($ )
Dilution per share to new investors purchasing ADSs in this offering	€	($ )
Convenience translation calculated using the exchange rate last reported by the U.S. Federal Reserve as of June 30, 2024 at the rate of one Euro per $      .
The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of €      ($      ) per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2024 after this offering by €      million ($      million), or approximately €      ($      ) per ADS, and would increase (decrease) dilution to new investors by €      ($      ) per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1.0 million in the number of ADSs we are offering would increase our pro forma as adjusted net tangible book value as of June 30, 2024 after this offering by €      ($      ) per ADS, and would decrease dilution to new investors by €      ($      ) per ADS, assuming the assumed initial public offering price per ADS remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1.0 million in the number of ADS we are offering would decrease our pro forma as adjusted net tangible book value as of June 30, 2024 after this

offering by €      ($      ) per ADS, and would increase dilution to new investors by €      ($      ) per ADS, assuming the assumed initial public offering price per ADS remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional ADSs in full, the pro forma as adjusted net tangible book value per ADS after the offering would be €      million ($      million), the increase in net tangible book value per common share to existing shareholders would be €      ($      ) per ADS and the immediate dilution in net tangible book value per common share to new investors in this offering would be €      ($      ) per ADS.
The following table summarizes, on the pro forma as adjusted basis described above as of June 30, 2024, the differences between the existing shareholders and the new investors in this offering with respect to the number of ADSs purchased from us, the total consideration paid to us and the average price per ADS, based on an assumed initial public offering price of €      ($      ) per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
	ADSs purchased		Total consideration			Average price per ADS
	Number	Percent	Amount		Percent
Existing shareholders		%	€	($ )	%	€	($ )
New investors			€	($ )		€	($ )
Totals		100.0%	€	($ )	100.0%	€	($ )
If the underwriters exercise their option to purchase additional ADSs in full, the percentage of common shares held by existing shareholders will decrease to    % of the total number of common shares outstanding after the offering, and the number of shares held by new investors will be increased to            , or     % of the total number of common shares outstanding after this offering.
The number of common shares (including common shares represented by ADSs) to be outstanding after this offering is based on            common shares outstanding as of June 30, 2024, and also gives effect to (i) the conversion of all of our outstanding preferred shares into an aggregate of             common shares immediately prior to the consummation of this offering and (ii) issuance of             common shares to argenx BV upon the conversion of the profit sharing certificate immediately prior to the consummation of this offering and excludes:
•
          common shares issuable upon the exercise of share warrants outstanding as of June 30, 2024 pursuant to our warrant plans, at a weighted-average exercise price of €      per warrant, each of which share warrants will accelerate and become fully vested and exercisable immediately prior to the consummation of this offering;

•
          common shares reserved for future grant or issuance as of June 30, 2024 under our warrant plans; and

•
          common shares to be reserved for future issuance under our 2024 Plan, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion of our financial condition and results of operations in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and else wherein this prospectus, particularly in the sections titled “Risk factors” and “Special note regarding forward-looking statements.”
Overview
We are a clinical-stage biopharmaceutical company focused on developing novel disease-modifying therapies for immunology and inflammatory diseases, with an initial focus on chronic fibrotic indications with high unmet medical need. Our product candidates are designed to target established pathways and utilize validated modalities with the aim of increasing efficacy while avoiding systemic toxicities in order to overcome the limitations of prior therapeutic approaches. Our initial focus for the treatment of fibrosis is through inhibition or modulation of two key signaling pathways that are involved in fibrosis, the transforming growth factor β, or TGFβ, pathway and the hepatocyte growth factor, or HGF, pathway. Our mission is to harness the disease-modifying potential of growth factor modulating therapeutics that aim to resolve fibrosis, repair tissue structure, and restore organ function to enable patients with these disorders to live fuller and healthier lives.
Since our inception in 2017, we have devoted substantially all of our efforts to organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio, acquiring or discovering product candidates, research and development activities and providing general and administrative support for these operations. On December 14, 2021, we acquired 100% of the share capital of Agomab Spain S.L.U (formerly known as Origo Biopharma S.L), a Spanish-based biotechnology company, strengthening our research and development portfolio. To date, we have financed our operations primarily with proceeds from issuance of preferred shares along with anti-dilution warrants. Through December 31, 2023, we had received gross proceeds of €217.7 million from the issuance of common and preferred shares, in the case of the preferred shares along with anti-dilution warrants. The anti-dilutive warrants are classified as derivative financial liabilities and recorded against accumulated loss upon initial recognition and subsequently measured at fair value through profit and loss. We do not have any products approved for sale and have not generated any revenue from product sales or otherwise. We do not expect to generate significant revenue from product sales or royalties unless and until our product candidates are approved for marketing and successfully commercialized.
We have incurred significant operating losses since inception, and we expect to continue to incur significant expenses and operating losses for the foreseeable future. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of any product candidates, if approved. For the years ended December 31, 2023 and 2022, we reported net losses of €11.4 million and €8.1 million, respectively. We expect to continue incurring losses for at least the next several years, and we do not anticipate achieving profitability in the future unless we successfully complete clinical development and obtain regulatory approvals necessary to commercialize any of our future product candidates. We expect our research and development expenses, general and administrative expenses, and capital expenditures will increase substantially in connection with our ongoing activities, particularly if and as we:
•
continue to advance our product candidates, AGMB-129, AGMB-447 and AGMB-101, through clinical development;

•
seek and maintain regulatory and marketing approvals for our product candidates for which we successfully complete clinical trials;

•
continue the preclinical and clinical development of our product candidates and any potential future product candidates;

•
expand the scope of our current clinical trials for our product candidates, if necessary or desired;

•
identify future product candidates and begin new clinical trials for such candidates;

•
develop, scale and validate our manufacturing capabilities for late-stage clinical development and commercialization of our product candidates, if successful and approved;

•
establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain regulatory and marketing approval;

•
acquire or in-license other product candidates and technologies;

•
obtain, maintain, protect, enforce, defend and expand our intellectual property portfolio;

•
manufacture, or have manufactured, preclinical, clinical and potentially commercial supplies of our current and any future product candidates;

•
attract new and retain existing clinical, scientific, operational, financial and management personnel; and

•
incur additional legal, accounting, and other costs associated with operating as a U.S. public company following the completion of this offering.

Our net losses may fluctuate significantly from period to period, depending on the timing of expenditures related to our research and development activities.
As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through equity offerings, debt financings or other capital sources, which could include collaborations, strategic alliances, or licensing arrangements. We may be unable to raise additional funds or enter into such arrangements when needed, on favorable terms, or at all. Our failure to raise capital or enter into such agreements as, and when, needed, could have a material adverse effect on our business, results of operations, and financial condition, including requiring us to have to delay, reduce or eliminate product development or future commercialization efforts or grant rights to develop and market our product candidates or any potential future product candidates that we would otherwise prefer to develop and market ourselves. The amount and timing of our future funding requirements will depend on many factors, including the successful advancement of our product candidates. Our ability to raise additional funds may also be adversely impacted by potential worsening global economic conditions.
Because of the numerous risks and uncertainties associated with the development and potential commercialization of product candidates for inflammatory and fibrotic disorders, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.
As of December 31, 2023, we had cash and cash equivalents of €122.4 million. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements until                 . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources. We anticipate that we will require additional capital as we seek regulatory approval of our product candidates. We intend to assess and plan for any such funding requirements on an ongoing basis.
On December 14, 2021, we acquired 100% of the shares in Agomab Spain, formerly known as Origo Biopharma, a Spanish biopharmaceutical company developing organ-restricted small molecule product candidates targeting the TGF-β pathway.

Presentation of financial information
Our audited financial statements as of, and for the years ended, December 31, 2023 and 2022 were prepared in accordance with International Financial Reporting Standards, or IFRS Accounting Standards, as issued by the International Accounting Standards Board, or IASB.
Key components of our results of operations
Operating expenses
Research and development
Research and development, or R&D, expenses consist of internal and external costs incurred in the development of our product candidates. R&D expenses comprise costs incurred in performing research and development activities, including:
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personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation for employees engaged in research and development functions;

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external expenses, including expenses incurred under arrangements with third parties, such as contract research organizations, consultants and our scientific advisors;

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the cost of developing and validating our manufacturing process for use in our preclinical studies and future clinical trials;

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costs for laboratory supplies, research materials and reagents; and

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facility costs, depreciation, and other expenses, which include direct and allocated expenses.

We expect our R&D expenses to further increase as our clinical programs, AGMB-129 and AGMB-447, continue to progress further into clinical development. Furthermore, study and research expenses will increase due to progress made within the preclinical phase of AGMB-101 and other research programs.
Although R&D activities are central to our business model, the successful development of any future product candidates is highly uncertain. There are numerous factors associated with the successful development of any product, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. In addition, future regulatory factors beyond our control may impact our clinical development programs. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and longer duration of later-stage clinical trials. As a result, we expect our R&D expenses will increase substantially in connection with our ongoing and planned clinical and preclinical development activities in the near term and in the future. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of our current product candidates and any future product candidates. Our future R&D expenses may vary significantly based on a wide variety of factors such as:
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the number and scope, rate of progress, expense and results of our clinical trials and preclinical studies and any future product candidates we may choose to pursue, including any modifications to clinical development plans based on feedback that we may receive from regulatory authorities;

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per patient trial costs;

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the number of trials required for approval;

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the number of sites included in the trials;

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the countries in which the trials are conducted;

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the length of time required to enroll eligible patients;

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the number of patients that participate in the trials;

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the number of doses that patients receive;

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the drop-out or discontinuation rates of patients;

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the potential additional safety monitoring requested by regulatory agencies;

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the duration of patient participation in the trials and follow-up;

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the cost and timing of manufacturing clinical supply;

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the extent of changes in government regulation and regulatory guidance;

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the timing, receipt, and terms of any approvals from applicable regulatory authorities; and

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the extent to which we establish additional collaboration, license, or other arrangements.

A change in the outcome of any of these variables with respect to the development of our product candidates or any potential future product candidate could mean a significant change in the costs and timing associated with the development of that potential future product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate would be required for the completion of clinical development of a potential future product candidate, or if we experience significant delays in our clinical trials due to slower than expected patient enrolment or other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development.
General and administrative
General and administrative, or G&A, expenses include all costs incurred for overall day-to-day operations of the company. G&A expenses include professional service fees for consultants, lawyers, and other external experts, board fees, office supplies and sundries, travel and meeting costs incurred for investor and business conferences, facility rent and related expenses, depreciation and amortization costs for office and car leases, personnel costs and share-based compensation for employees not directly attributable to R&D.
As our R&D activities further increase, we expect a further increase in supportive functions and related G&A expenses. These increases will likely include increased costs related to the hiring of additional personnel and fees paid to outside consultants and for additional and larger facilities among other expenses. We also anticipate increased expenses related to audit, accounting, legal, regulatory, and tax-related services associated with maintaining compliance with the Nasdaq Global Market, or Nasdaq, and the Securities and Exchange Commission, or the SEC, requirements, director and officer insurance premiums, and investor relations costs associated with operating as a public company.
Other operating income
We currently have no marketable products, therefore we are not revenue generating. Income received consists of government grants, R&D tax credit income and R&D personnel credits relating to a government incentive to support innovation via a reduction in withholding income taxes for qualified personnel employed in R&D.
We receive R&D innovation grants issued by the Flanders Innovation and Entrepreneurship agency, or VLAIO. These grants are recognized as government grant income over the term of the related project subject to compliance with the applicable conditions. Grant income is recognized based on the timing of R&D expenses incurred.
R&D tax credits are a tax incentive measure allowed by the Belgium federal government for European Small and Medium-sized Enterprises, or SMEs. The tax credits are received in relation to eligible incurred R&D expenses. The R&D tax credits will be paid to us in cash five years from the time of the claim, to the extent it is not offset against the taxable income over the respective periods.
Lastly, we also receive a tax incentive issued by the Belgian federal government to support innovation via a reduction in withholding taxes paid for qualified personnel employed within R&D, which we refer to as social charges.

Changes in fair value of financial liabilities
Financial liabilities measured at fair value, classified as level three, comprise of the anti-dilution warrants, or ADWs, and the contingent consideration linked with the acquisition of Agomab Spain (formerly known as Origo Biopharma) in 2021. These ADWs and earn-out consideration are measured at fair value as of the balance sheet dates and the changes recognized through profit and loss.
ADWs are financial instruments to protect existing preferred shareholders from the potential dilutive effect of future capital increases. An ADW grants the holder the right to obtain an additional variable number of preferred A, B or C shares, as applicable, in the event of a dilutive capital increase. The protection these ADWs provide expires 5 years (for preferred A shares) and 10 years (for preferred B and C shares) after issuance and in case of changes or termination of the shareholders agreement or in case of an initial public offering, or IPO, or liquidity event.
The contingent consideration issued as a result of the acquisition of Agomab Spain consists of a maximum future contingent milestone payment to Agomab Spain’s former equity holders of €20.0 million if all the targets agreed to in connection with the acquisition are achieved. At each reporting date, the fair value of the contingent consideration is remeasured based on the present value of expected future cash flows, adjusted for risk, and discounted using the Weighted Average Cost of Capital, or WACC.
Financial income and expenses
Financial income and expenses consist of interest income and expenses and foreign exchange gains or losses. The financial expenses also include bank charges paid.
Income taxes
We incurred tax losses in current and prior years. It is not assessed as probable that future taxable profits will be available against which the tax losses can be utilized. Therefore, no deferred tax assets have been recognized in excess of the deferred tax liabilities, relating to the same taxation authority and the same taxable entity. We are subjected to corporate income taxation in both Belgium and Spain, which both have a domestic tax rate of 25%.
Results of operations
Comparison of the years ended December 31, 2023 and 2022
The following table provides our results of operations for the years ended December 31, 2023 and 2022:
	For the year ended December 31
	2023	2022	Change	% Change
	(in thousands EUR)
Research and development expenses	(26,311)	(19,421)	(6,890)	35%
General and administrative expenses	(6,097)	(4,513)	(1,584)	35%
Total operating expenses	(32,408)	(23,934)	(8,474)	35%
Other operating income	1,218	1,300	(82)	(6)%
Operating loss	(31,190)	(22,634)	(8,556)	38%
Changes in fair value of financial liabilities	18,964	11,889	7,075	60%
Financial expenses	(86)	(175)	89	(51)%
Financial income	303	114	189	166%
Loss before taxes	(12,009)	(10,806)	(1,203)	11%
Tax income	619	2,664	(2,045)	(77)%
Loss for the year	(11,390)	(8,142)	(3,248)	40%
Other comprehensive income	—	—
Total comprehensive loss for the year	(11,390)	(8,142)	(3,248)	40%

Total operating expenses
Research and development expenses
The following table provides an allocation of the R&D expenses by R&D project for the years ended December 31, 2023 and 2022:
	For the year ended December 31
	2023	2022	Change	% Change
	(in thousands EUR)
AGMB-129	9,568	6,329	3,239	51%
AGMB-447	8,600	3,334	5,266	158%
Unallocated expenses on other research programs(1)	8,143	9,758	(1,615)	(17)%
Total R&D expenses	26,311	19,421	6,890	35%

(1) The costs primarily exist out of directly attributable R&D expenses and related payroll costs.
The increase in R&D expenses of €3.2 million for program AGMB-129 for the year ended December 31, 2023 is related to progress made within the clinical testing phase, which resulted in increased R&D expenses. For program AGMB-447 the R&D expenses increased to €8.6 million for the year ended December 31, 2023, from €3.3 million for the year ended December 31, 2022, for a similar reason as progression has been made on a clinical phase.
Our other programs such as AGMB-101, are still in a preclinical phase, which means that most of the expenses are related to study research. The decrease of our other programs of €1.6 million when comparing the R&D expenses for the years ended December 31, 2023 and 2022 is primarily due to a rebalancing of resources, both in terms of materials and labor, to our lead clinical programs.
General and administrative expenses
The increase of €1.6 million in G&A expenses for the year ended December 31, 2023 is related to an increase within payroll costs, including share-based compensation, for employees staffed within roles other than R&D of €0.7 million, due to an increase in employees. Furthermore, G&A expenses increased due to €0.5 million related to lawyer, notary and consulting fees, increase in audit and accounting fees and travel and meeting expenses incurred for investor and business conferences. The remaining increase of €0.4 million is related to expenditures we incurred in connection with our organizational growth, including a relocation to new headquarters.
Other operating income
Other operating income decreased to €1.2 million for the year ended December 31, 2023 from €1.3 million for the year ended December 31, 2022. This relates to a decrease of €0.1 million in government grants and a decrease of €0.1 million in R&D tax credit, offset by an increase of €0.1 million in the R&D personnel credit in line with increasing number of employees.
Changes in fair value of financial liabilities
Our financial liabilities measured at fair value, classified as level three, comprise of the ADWs and the contingent consideration.
As the probability of an IPO or liquidity event has increased in the financial year 2023 compared to 2022, the fair value of these ADWs, which are a liability on the consolidated statement of financial position, has decreased significantly to €1.2 million as of December 31, 2023 from €23.3 million as of December 31, 2022. This generated an additional income impact within the consolidated statement of profit or loss and other comprehensive income or loss for the year ended December 31, 2023 of €22.1 million. For the year ended December 31, 2022, the decrease of €12.3 million is a result of updated probabilities of an exit without intermediate funding round, combined with a change in assumptions on the amount of an intermediate funding round.

The earn-out liability increased to €7.5 million as of December 31, 2023 from €4.4 million as of December 31, 2022. The increase for the year ended December 31, 2023 is the effect of increased probability of meeting the contractually-agreed milestones pursuant to which the earn-out is calculated. This resulted in an additional cost recognized within the consolidated statement of profit or loss and other comprehensive income or loss of €3.1 million for the year ended December 31, 2023.
Financial income and expenses
Financial income and expenses for both financial years 2023 and 2022 consists of interest expenses or income and gains or losses from exchange rate differences. For the year ended December 31, 2023, financial income exceeded financial expenses resulting in a net income of €0.2 million which can be explained due to phasing out the effect of negative interest rates and the increased interest rates received over short term deposits, with an original maturity of more than three months. For the year ended December 31, 2022, financial expenses exceeded financial income resulting in a net expense of €0.1 million which was the result of a net exchange loss of €0.1 million from a limited number of transactions in foreign currencies being the United States Dollar, or USD, Pound Sterling, or GBP, Swiss Franc, or CHF and Danish Krone, or DKK, exceeding the net interest income.
Tax income
Current income tax expense for both financial year 2023 and 2022 are negligible. The recognized deferred tax income was €0.6 million and €2.7 million for the years ended December 31, 2023 and 2022, respectively. The decrease of €2.0 million for the year ended December 31, 2023 in deferred tax income was due to deferred tax assets on the increasing carryforward of tax losses, most of which cannot be recognized in 2023 as they exceed the amount of deferred tax liabilities.
Liquidity and capital resources
We are a clinical-stage biopharmaceutical company focused on developing novel disease-modifying therapies for immunology and inflammatory diseases, with an initial focus on chronic fibrotic indications, that has not generated revenues for the years ended December 31, 2023 and 2022. Since inception, we have incurred substantial losses and negative cash flows from operations and expect to further incur significant operating losses for the foreseeable future and may never become profitable. We had an accumulated loss of €72.8 million as of December 31, 2023.
Sources of liquidity
Since our inception, we have financed our operations through the issuance of common and preferred shares, and in case of the preferred shares along with anti-dilution warrants, to our founders and investors, raising a capital of €217.7 million in gross proceeds.
Since our inception and for the year ended December 31, 2023 we have received government grants in Belgium of €1.6 million.
Operating capital and capital expenditure requirements
Based on our current business plan, we believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements until           . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources. We anticipate that we will require additional capital as we seek regulatory approval of our product candidates. We intend to assess and plan for any such funding requirements on an ongoing basis.
In the future, we may not be able to raise additional funds, on favorable terms or at all, when cash is needed. Circumstances may arise that severely disrupt our possibility to raise capital or similar arrangements, which would have a significant negative impact on our financial condition and the ability to execute our business plan as we are currently not generating any revenue from product sales or otherwise and are not expecting to do so in the foreseeable future. In this case we could be forced to delay, limit or terminate single or multiple R&D projects which would have an impact on the future success of our company.
Our present and future funding requirements will depend on several factors, including, but not limited to:
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progression, timing and completion of our preclinical and clinical-stage activities;

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the number of product candidates we identify and decide to further develop;

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the costs incurred for patents filings or applications, as well as maintaining, enforcing or defending our patents against claims or infringements by third parties;

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the time and costs incurred in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to our product candidates;

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the costs incurred for creating effective selling and marketing activities to commercialize, our future product candidates, if any; and

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the amount of revenue, if any, generated from product sales or royalties from any of our future product candidates, if any, after obtaining regulatory approval for commercialization.

Cash flows
The following table shows our cash flows for the years ended December 31, 2023 and 2022:
	For the years ended December 31
	2023	2022	Change	% Change
	(in thousands EUR)
Net cash used in operating activities	(24,592)	(18,967)	(5,625)	30%
Net cash provided by (used in) investing activities	40,000	(44,586)	84,586	190%
Net cash provided by financing activities	79,324	37,632	41,692	111%
Net increase (decrease) in cash and cash equivalents	94,732	(25,921)	120,653	465%
Operating activities
Net cash used in operating activities for the year ended December 31, 2023 was €24.6 million compared to €19.0 million for the year ended December 31, 2022. Net cash used in operating activities in each year was primarily driven by net losses incurred for the years ended December 31, 2023 and 2022. The increase of €5.6 million in net cash used in operating activities for the year ended December 31, 2023 when compared to the year ended December 31, 2022 resulted from an increase in total operating expenses of €8.5 million in 2023. This was offset by the effect of timing of payments and collections of working capital payables and receivables, respectively, when compared with the prior year.
Investing activities
Cash provided by investing activities for the year ended December 31, 2023 was €40.0 million as a result of a release of a term deposit with maturity exceeding three months for €40.0 million. Cash used in investing activities for the year ended December 31, 2022 was €44.6 million as a result of the investment of €40.0 million in the term deposit during the year and the payment of an outstanding second instalment of €4.6 million to the former shareholders of Agomab Spain, formerly known as Origo Biopharma, with respect to its acquisition.

Financing activities
Net cash provided by financing activities increased to €79.3 million for the year ended December 31, 2023, from €37.6 million for the year ended December 31, 2022. This increase is as a result of higher capital increase pursuant to a capital funding round in 2023, for a total subscription amount of €94.9 million of which €15.0 million was received on April 15, 2024, resulting in €79.4 million of net cash proceeds compared to the capital increase of €38.3 million in net proceeds during the year ended December 31, 2022.
Contractual obligations and commitments
In the ordinary course of our business, we regularly use the services of subcontractors and enter into research and partnership arrangements with various Contract Research Organizations, or CROs, Contract Development and Manufacturing Organizations, or CDMOs, and other subcontractors, who conduct clinical trials, preclinical activities and manufacturing activities in relation to the product candidates. Any obligations we have are commitments related to these contractual agreements. They are classified as less than one year maturity in the absence of a fixed schedule in contracts. In case of multiple-year contracts, such as CRO contracts, they will typically include payments that are conditional to the completion of future development milestones.
Off-balance sheet arrangements
We did not have for the periods reported, and we do not currently have, any material off-balance sheet arrangements, as defined in the rules and regulations of the SEC.
Internal control over financial reporting
A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS Accounting Standards. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
We must maintain effective internal controls over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company listed in the United States, the Sarbanes-Oxley Act of 2002, or SOX act, will require, among other things, that we assess the effectiveness of our internal controls over financial reporting at the end of each fiscal year, starting with the end of the first full fiscal year after the completion of the U.S. offering. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting for so long as we are an “emerging growth company,” which may be up to five fiscal years following the date of this U.S. offering. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.
In conjunction with preparing our financial statements as of and for the years ended December 31, 2023 and 2022 for this offering, material weaknesses in our internal controls over financial reporting were identified. We have determined that we did not:
•
design or maintain an effective control environment commensurate with our financial reporting requirements due to a lack of a formal, documented implemented processes, controls and review procedures, lack of resources for assessment of complex accounting topics and insufficient segregation of duties in our finance and accounting functions,

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design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, year-end reporting and disclosures, including controls over the preparation and review of account reconciliations, journal entries and period end financial reporting; and

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design and maintain effective controls over certain information technology general controls for Information Technology, or IT, systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain: (i) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate personnel, and (ii) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately.

These material weaknesses did not result in a material misstatement to our financial statements included herein.
We are developing a remediation plan to address these material weaknesses and strengthen our controls in these areas. In this regard, we have started to expand our finance and accounting team by hiring additional experienced employees to provide more review and oversight over our financial processes. We have also begun the process of reviewing and documenting our accounting and financial processes and internal controls, improving and formalizing accounting and reporting policies, and building out the appropriate technical, financial management and reporting systems infrastructure to automate and standardize such policies. While we are working to remediate the material weaknesses as quickly and efficiently as possible, we cannot at this time provide the expected timeline in connection with implementing our remediation plan. Please see the section of this prospectus titled “Risk Factors — In preparation of this offering, we identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.”
Critical accounting policies and estimates
This Management’s Discussion and Analysis of Financial Condition and Results has been compiled based on our financial statements, as prepared in accordance with the IFRS Accounting Standards, as issued by the IASB. The compilation process of our financial statements and linked disclosures required us to make estimates and assumptions that could affect the reported amounts within the statements of financial position and performance. Our estimates are based on management assessment of circumstances and historical experience with similar situations. We evaluate our estimates and assumptions taken on an ongoing basis, as a result of which actual results may differ from our estimates.
Our significant accounting policies and key estimates and judgements are described in detail within Note 2 and 5 of our financial statements appearing at the end of this prospectus.
Quantitative and qualitative disclosures about market risks
Our principal financial instruments held are cash and cash equivalents, held at current accounts at reputable European banks. The primary purpose of these cash and cash equivalents is to finance the day-to-day business and R&D activities. No derivative financial instruments are held for speculative or hedging purposes.
We are exposed to the following principal risks as described hereafter.
Interest rate risk
Cash is placed on short-term deposits to optimize interest earned while maintaining sufficient funds available for our day-to-day operations and R&D activities. As we currently have no borrowings outstanding, variable interest rates are only applicable over cash and cash equivalents held on current accounts. Therefore, we are not exposed to material interest rate risks.
Foreign exchange risk
We are exposed to limited purchase contracts in USD, CHF, DKK and GBP. Any purchases in foreign currencies are settled at the spot rate at the time of payment, which is within one month of the invoice date. On that basis, we are not subject to significant foreign exchange risks.

Liquidity risk
We try to maintain adequate cash reserves, continuously monitoring forecast and actual cash flows, and matching the maturity profiles of financial assets and liabilities to mitigate the liquidity risk. Our main sources of cash inflows are through capital increases and government grants. All cash is held in immediately accessible current accounts with reputable banks and, if deemed appropriate, term deposit accounts with maturity of one year or less in duration. We currently do not have any unused credit lines available.
Recently adopted accounting pronouncements and accounting pronouncements not yet adopted
Recently adopted and not yet adopted accounting pronouncements, IFRS Accounting Standards, that may potentially impact our financial position and results of operations are disclosed in Note 3 of our financial statements appearing at the end of this prospectus.
Exemptions and foreign private issuer status
Emerging growth company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:
•
we have an option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

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we are not required to comply with the auditor attestation requirements of Section 404 of the SOX act;

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compliance with requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

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at such time we no longer qualify as a foreign private issuer, we would not be required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”, and we would be able to avail ourselves of reduced disclosure about our executive compensation arrangements.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the closing of this offering or such earlier time that we no longer qualify as an emerging growth company. As a result, the information we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.
Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report under IFRS Accounting Standards as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.
We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period.

Foreign private issuer
We are also a foreign private issuer within the meaning of the rules under the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of Nasdaq. Consequently, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act applicable to public companies organized within the United States, including but not limited to:
•
the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;

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certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act;

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the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to the purchases and sales of our securities by our executive officers and directors; and

•
the requirement to file periodic reports, current reports and financial statements with the SEC as frequently or as promptly as domestic filers as well as compliance with Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. We are required to assess our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We will remain a foreign private issuer until such time that 50% or more of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the members of board of directors or our executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.
Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, if we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer. We have taken advantage of certain of these reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities.
Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. Nevertheless, there may be less publicly available information concerning us than there is for U.S. public companies.

BUSINESS
Overview
We are a clinical-stage biopharmaceutical company focused on developing novel disease-modifying therapies for immunology and inflammatory diseases, with an initial focus on chronic fibrotic indications with high unmet medical need. Our product candidates are designed to target established pathways and utilize validated modalities with the aim of increasing efficacy while avoiding systemic toxicities in order to overcome the limitations of prior therapeutic approaches. Our initial focus for the treatment of fibrosis is through inhibition or modulation of two key signaling pathways that are involved in fibrosis, the transforming growth factor β, or TGFβ, pathway and the hepatocyte growth factor, or HGF, pathway. Our mission is to harness the disease-modifying potential of growth factor modulating therapeutics that aim to resolve fibrosis, repair tissue structure, and restore organ function to enable patients with these disorders to live fuller and healthier lives.
We are advancing a pipeline of novel product candidates for chronic fibrotic disorders with well-validated targets, significant unmet medical needs and large commercial potential. Our pipeline includes:
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AGMB-129: Our lead product candidate, AGMB-129, is a selective and potent oral, gastrointestinal-restricted small molecule inhibitor of ALK5, or TGFβR1, in development for the treatment of Fibrostenosing Crohn’s Disease, or FSCD. FSCD is a severe complication of Crohn’s Disease, or CD, that is associated with significant morbidity. There are approximately one million patients under treatment for CD in the seven major markets of the United States, France, Germany, Italy, Spain, the United Kingdom and Japan, and approximately 450,000, or 45%, of these patients have FSCD. The emergence of burdensome symptomatic strictures is considered to be an inevitable consequence of long-term inflammation for the large proportion of patients with CD who progress to FSCD and eventually require surgery. There are no approved pharmacologic therapies for FSCD. We believe AGMB-129 has the potential to change the paradigm for treating FSCD patients and provide the first pharmacologic treatment for strictures. AGMB-129 is designed to act locally in the gastrointestinal tract, enabling high exposure in the target tissue. Then, following absorption, AGMB-129 is rapidly inactivated in the liver to avoid potential toxicities associated with systemic TGFβ signaling inhibition. In a Phase 1 clinical trial, AGMB-129 demonstrated the desired PK profile as high levels of AGMB-129 were present in the gastrointestinal tract with very low exposure in the bloodstream. We are conducting a global randomized, double-blind, placebo-controlled Phase 2a trial of AGMB-129, or the STENOVA trial. We are targeting an initial enrollment of approximately 90 FSCD patients with non-critical symptomatic strictures and expect to report interim data evaluating the safety, pharmacokinetics, or PK, pharmacodynamics, or PD, and target engagement of AGMB-129 in approximately 36 patients in           and topline data in approximately 90 patients in           .

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AGMB-447: AGMB-447, our second clinical-stage product candidate, is an inhaled small molecule inhibitor of ALK5, or TGFβR1, in development for the treatment of idiopathic pulmonary fibrosis, or IPF. IPF is a rare progressive fibrotic lung disease that has a poor prognosis for patients with an average life expectancy of less than five years. IPF affects approximately 140,000 people in the United States, with 30,000 to 40,000 new cases being diagnosed each year. AGMB-447 is designed to have a high local exposure in the lung tissue, and then upon absorption into the bloodstream AGMB-447 is hydrolyzed and substantially inactivated in order to avoid potential toxicities associated with systemic inhibition of TGFβ signaling. Direct delivery to the lung through inhalation and subsequent lung restriction are designed to confer high efficacy and a favorable safety profile for AGMB-447. We believe AGMB-447 also has the potential to demonstrate a low potential for drug-drug interactions that could make it well-suited for use as a single-agent and in combination with current standard of care therapies. AGMB-447 is currently in a Phase 1 clinical trial in healthy subjects and IPF patients and we expect to report single ascending dose, or SAD, and multiple ascending dose, or MAD, data from healthy subjects in           and in IPF patients in           .

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AGMB-101: Our third product candidate, AGMB-101, is an HGF-mimetic monoclonal antibody that acts through agonism, or stimulation, of the MET receptor and has demonstrated both antifibrotic and regenerative activity in preclinical models. The HGF/MET pathway is a critical modulator of the proliferation, survival, motility, and differentiation of cells and has a strong regenerative effect. Our preclinical studies have demonstrated that AGMB-101 has potential across multiple fibrotic diseases and we plan to focus initial development in liver cirrhosis, the terminal stage of progressive liver fibrosis in patients with chronic liver disease, for which there are currently no approved treatments. AGMB-101 is currently in the final stages of IND-enabling studies and we expect to file a regulatory submission for a Phase 1 trial in healthy subjects and patients with liver cirrhosis in           .
Fibrosis, TGFβ and HGF
Fibrosis represents an aberrant response of a tissue to injury, leading to progressive tissue scarring that may be triggered by trauma, inflammation, infection, cell injury or cancer, amongst others. As a result, fibrosis can lead to organ dysfunction and failure. The body’s normal response to injury involves the activation of cells that produce collagen and other components of the extracellular matrix, or ECM, that are part of the healing process for the tissue. Under normal physiological circumstances, scarring is self-limited and the resulting scar resolves itself, leaving behind a tissue architecture similar to what was present before the injury. However, in certain chronic disease states, this process of healing becomes both prolonged and excessive, resulting in fibrotic remodeling which interferes with organ function. Fibrosis can occur in many organ systems throughout the body including the lungs, liver, kidneys, gastrointestinal tract, skin and muscles. While the exact pathologies for diseases in these organs differ, fibrosis involves many of the same cell types and signaling pathways across different organs and tissue.
Signaling by TGFβ has been shown to play a central role in the pathophysiology of fibrosis. The well understood role of the TGFβ pathway, including through the ALK5 receptor, in driving multiple aspects of fibrosis, has made it an attractive target for antifibrotic drug development. In healthy tissues, TGFβ’s physiological role is to initiate healing after injury. In fibrotic diseases, however, TGFβ signaling remains continuously activated in response to prolonged insults such as inflammation, leading the surrounding tissue to deposit excess ECM, which eventually leads to tissue fibrosis. There is strong preclinical evidence and encouraging preliminary clinical evidence that TGFβ inhibition could be effective in multiple indications; however, development of previous ALK5 inhibitors has been limited due to safety concerns as systemic inhibition of TGFβ causes toxicity in the heart and large vessels. We believe our programs have the potential to overcome these systemic toxicity challenges by acting locally within tissues of interest and avoiding systemic exposure while allowing us to leverage the well-described role of TGFβ in fibrosis.
The HGF pathway, like TGFβ, has also been established to be a key modulator of fibrosis and represents a promising target for progressive liver fibrosis, as well as gastrointestinal, pulmonary, and renal disorders. In contrast to TGFβ, however, the HGF pathway possesses anti-fibrotic activity. The HGF pathway is a critical modulator of the proliferation, survival, motility, and differentiation of epithelial cells and has a strong regenerative effect. We are developing an HGF-mimetic monoclonal antibody with the unique ability to act as an agonist of the MET receptor in a robust, stable, specific, and convenient fashion, something which has not been possible with putative small molecule agonists or native HGF.
Our pipeline
Leveraging our deep knowledge and expertise in growth factor biology, we have built a broad pipeline of novel small molecule and antibody product candidates designed to act against well-validated and potentially disease-modifying targets for the treatment of fibrotic diseases with high unmet need and large commercial potential. We retain exclusive, worldwide development and commercialization rights to all of our product candidates and preclinical programs.

AGMB-129: Potential treatment for Fibrostenosing Crohn’s Disease
AGMB-129, our lead product candidate, is a selective and potent oral, gastrointestinal-restricted small molecule inhibitor of ALK5 in development for the treatment of FSCD. FSCD is a severe complication of CD that is associated with significant morbidity. There are approximately one million patients under treatment for CD in the seven major markets of the United States, France, Germany, Italy, Spain, the United Kingdom and Japan, and approximately 450,000, or 45%, of these patients have FSCD. FSCD is caused by a narrowing, or stricturing, of the intestinal lumen due to fibrosis. Over time, these strictures can lead to abdominal pain, cramping, and vomiting after meals, and often require dietary modifications which can lead to malnutrition. There are no approved pharmacologic therapies for FSCD and currently approved therapies for CD mainly target inflammation but have not demonstrated efficacy in FSCD. Therefore, nearly all patients with intestinal strictures will require bowel surgery, which makes FSCD the leading cause of surgery in CD patients.
AGMB-129 is designed to avoid toxicities that arise from systemic inhibition of TGFβ signaling by limiting exposure to the gastrointestinal tract. AGMB-129 takes advantage of liver metabolism which substantially inactivates the drug before it can enter systemic circulation. In preclinical studies in rodents, oral administration of AGMB-129 resulted in high local exposure in the gastrointestinal tract with no or minimal systemic exposure (AUC not calculable). AGMB-129 was effective in preventing and treating fibrosis in preclinical mouse models and showed statistically significant downregulation of expression of both pro-fibrotic and pro-inflammatory genes in ex vivo patient-derived cells from gastrointestinal biopsies of inflammatory bowel disease, or IBD, patients. Furthermore, we have not observed cardiac valve toxicities commonly associated with systemic TGFβ inhibition in our toxicology studies to date. In a Phase 1 trial, oral administration of AGMB-129 to healthy human subjects was generally well-tolerated following both single and multiple ascending doses and demonstrated high levels of AGMB-129 in the gastrointestinal tract with low systemic exposure in the bloodstream. AGMB-129 received Fast Track Designation for the treatment of FSCD from the U.S. Food and Drug Administration, or the FDA, in September 2023.
We are conducting a global randomized, double-blind, placebo-controlled STENOVA Phase 2a trial of AGMB-129. We are targeting an initial enrollment of approximately 90 FSCD patients with non-critical symptomatic strictures to evaluate safety, PK, PD and target engagement of AGMB-129 in patients. We are also evaluating novel efficacy endpoints in FSCD, including the proportion of patients achieving a clinical response, measured with a specific patient-reported outcome, or PRO, instrument, named S-PRO, and the proportion of patients achieving a radiological response, measured with the Stricturing Radiology Index, or SRI, which evaluates stricture severity by magnetic resonance enterography, or MRE. We expect to report interim data in approximately 36 patients in           and topline data in approximately 90 patients in           .

AGMB-447: Potential treatment for IPF
AGMB-447, our second clinical-stage product candidate, is an inhaled small molecule inhibitor of TGFβR1 in development for the treatment of IPF. IPF is a rare progressive fibrotic lung disease that has a poor prognosis for patients with an average life expectancy of less than five years. IPF affects approximately 140,000 people in the United States, with 30,000 to 40,000 new cases being diagnosed each year. There are currently two FDA-approved therapies for IPF, nintedanib, marketed as Ofev® by Boehringer Ingelheim and pirfenidone, marketed as Esbriet® by Roche. Both have shown modest slowing of disease progression in certain patients; however, these products do not enable recovery of lost lung function and are associated with safety and tolerability concerns which can be further complicated by drug-drug interactions. Despite the limitations of available treatments, the aggregate annual revenue for these therapies was approximately $3.5 billion in 2023.
We engineered AGMB-447 to be active in the lung but avoid significant systemic exposure. AGMB-447 is administered directly to the lungs via inhalation and then rapidly hydrolyzed and substantially inactivated upon entering the bloodstream. Preclinical studies in rodents have demonstrated that administration of AGMB-447 leads to high exposure in lung tissue, with systemic plasma exposure approximately 800 to 1,000 times lower than in lung. We have demonstrated that AGMB-447 led to dose-dependent reductions in disease severity across a number of fibrosis and inflammation markers in a rodent model of IPF and antifibrotic activity in human lung tissue from both healthy and IPF patients based on gene expression data. We have not observed any of the cardiac valve toxicities commonly associated with systemic TGFβ inhibition in our toxicology studies to date. AGMB-447 received Orphan Drug designation for the treatment of IPF from the FDA in May 2024.
We are conducting a randomized, double-blind, placebo-controlled Phase 1 clinical trial intended to evaluate the safety, PK, PD and target engagement of AGMB-447. We plan to enroll approximately 28 healthy subjects in the SAD portion of the trial, approximately 36 healthy subjects and 12 patients with IPF in the MAD portion of the trial. We expect to report SAD and MAD data from health subjects in           and in IPF patients in           .
AGMB-101: Potential treatment for liver fibrosis
AGMB-101, our third product candidate, is an HGF-mimetic monoclonal antibody that acts through agonism, or stimulation, of the MET receptor and has demonstrated both antifibrotic and regenerative activity in preclinical models. We believe AGMB-101 has potential across multiple fibrotic diseases and plan to focus initial development in liver cirrhosis, the terminal stage of progressive liver fibrosis in patients with chronic liver disease, for which there are no approved pharmacologic treatments available. In addition to cirrhosis, we may develop AGMB-101 for the treatment of additional liver disorders as well as gastrointestinal, pulmonary, and renal disorders.
Liver cirrhosis is an advanced stage of liver fibrosis which develops in patients with chronic liver disease. Over time liver inflammation leads to the accumulation of fibrotic scar tissue within the liver, which replaces healthy liver tissue and can impede normal blood flow through the liver causing increased pressure in the portal system. Patients with cirrhosis are classified as having compensated cirrhosis or decompensated cirrhosis. Patients with compensated cirrhosis generally have asymptomatic disease and a median survival of up to twelve years. Progression into decompensated cirrhosis is associated with the development of overt decompensation events, including severe gastrointestinal bleeding, encephalopathy, ascites, severe systemic infections, as well as cardiac and renal failure. These patients have a median survival of approximately two years. Worldwide it is estimated that there are 110 million to 130 million cases of cirrhosis, approximately 90% of which are compensated cirrhosis. We believe AGMB-101 has the potential to address liver cirrhosis and secondary portal hypertension, and to restore liver function through its regenerative properties. While we believe AGMB-101 has potential utility in both compensated and decompensated cirrhosis patients, we are focusing initial development in compensated cirrhosis patients given the large patient population, significant unmet need, and more homogenous underlying pathogenic mechanisms in this patient population.
AGMB-101 is designed to combine the anti-fibrotic and tissue regenerative properties of HGF with the drug-like properties of monoclonal antibodies. HGF is a well-characterized growth factor with key roles in homeostasis and regeneration of multiple organs and tissues. The HGF pathway, similar to TGFβ, has also been established as having a key role in fibrosis and represents a promising target for progressive liver fibrosis, as well as gastrointestinal, pulmonary, and renal disorders. We are developing a first-in-class program with the unique ability to act as an agonist of the MET receptor in a robust, stable, specific, and convenient fashion, something which had not been possible with putative small molecule agonists or native HGF. In preclinical in vivo studies, AGMB-101 has been shown to prevent the progression of liver fibrosis, reverse existing liver fibrosis and lead to the regeneration of liver tissue. AGMB-101 is currently in the final stages of investigational new drug, or IND, enabling studies and we expect to file a regulatory submission for a Phase 1 trial in healthy subjects and patients with liver cirrhosis in           .
Our team and corporate history
We have assembled an executive and development team with deep scientific and clinical development expertise and a track record of strong business leadership. Tim Knotnerus, our Chief Executive Officer, has extensive experience in corporate development and venture capital and previously held the position of Vice President of Corporate Development at AM-Pharma, where he and his team secured a $600.0 million option-to-buy deal with Pfizer. Philippe Wiesel, M.D., our Chief Medical Officer, served as Chief Medical Officer at Genkyotex where he led clinical development of several anti-inflammatory and anti-fibrotic compounds for various fibrotic disorders including liver, lung, and kidney fibrosis. Dr. Wiesel also previously led the late-stage development and marketing approval for Raptiva® at EMD Serono. Andrea Sáez, Ph.D., our Chief Development Officer, previously served as Chief Operating Officer and Chief Scientific Officer at Origo Biopharma, where both AGMB-129 and AGMB-447 were discovered. Our Chief Business Officer and Chief Financial Officer, Paul van der Horst, Ph.D., and General Counsel, Ellen Lefever, bring broad experience in corporate development and capital raisings, including leadership roles at Galapagos during negotiations with Gilead regarding their $5.0 billion strategic collaboration, and Galapagos’ initial public offering on Nasdaq and subsequent secondary public offerings.
We are headquartered in Antwerp, Belgium, with chemistry laboratory facilities in Touro, Spain and a growing presence in the United States with an office in Boston, MA.
To date, we have raised €217.7 million from leading strategic and institutional investors including Andera Partners, Boehringer Ingelheim, Canaan, Cormorant Asset Management, Dawn Biopharma, a platform controlled by KKR, EQT Life Sciences, Fidelity Management & Research Company, Pfizer, Pontifax and Redmile.
Our approach and strategy
We have built a strong scientific foundation in immunology and inflammation, or I&I, targeting growth factors and modulating related molecular pathways through novel small molecules and monoclonal antibodies to resolve fibrosis, regenerate tissue and restore organ functionality. Our approach to drug development is focused on the identification of underlying biological processes that drive disease pathology. We leverage our core end-to-end research and development capabilities to develop therapies focused on established and clinically validated targets to overcome the limitations of previous therapeutic approaches with the aim to fundamentally de-risk a program’s clinical development. Combining our scientific insights into growth factor biology along with robust drug development expertise, we are working to build differentiated programs with disease modifying potential in fibrotic diseases. Our approach is target-led, therefore we are modality-agnostic and will select a small molecule or antibody approach to achieve an optimal profile and treat the underlying cause of disease. Through our acquisition of Origo Biopharma, we significantly strengthened our focus on growth factor biology as well as organ-restricted small molecule chemistry.
We are focused on internal research and development capabilities as well as the identification of promising external innovation opportunities with our proven track record of executing business development transactions. Our lead programs, AGMB-129 and AGMB-447, were acquired through our acquisition of Origo Biopharma. The Origo acquisition and seamless integration demonstrates the strength of our business development capabilities and our agility. Our strategy of selecting validated targets, with an emphasis on the underlying biology in which we have expertise, provides us with a broader yet selective range of potential opportunities to assess. We aim to continue to leverage our strong team with differentiated experience in assessing and executing business development transactions to broaden our pipeline to drive long-term value creation.
We are focused on developing therapies for diseases in the areas of I&I, with an initial focus in fibrotic diseases in which there is significant unmet medical need and large commercial potential utilizing well-understood biology and validated pathways and modalities. Despite the significant toll that fibrotic disease has on human health and the amount of research undertaken to understand and characterize the fibrotic process, there has been little progress towards developing highly effective pharmacological treatments that can prevent and reverse fibrosis. Our approach is comprised of the following characteristics:
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Focusing on I&I with an initial nexus in fibrosis: We are focused on the discovery and development of disease modifying approaches to treat I&I disorders to transform the treatment paradigm for patients with these diseases. Our initial focus is on fibrotic diseases which can be attenuated by growth factor biology, given the significant potential of these targets in mediating fibrotic pathways and the high unmet need of patients suffering from fibrotic diseases.

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Targeting large commercial potential with significant unmet medical need: We pursue indications with large commercial potential where there is a significant unmet need driven by the limitations of existing treatment options. We are currently focused on fibrotic indications, including FSCD, IPF and cirrhosis, that represent large commercial opportunities. Current therapies that are approved or in development for these diseases are symptomatic treatments and do not modify the underlying disease. This can leave a significant proportion of the patient population with severe symptoms, poor quality-of-life and ongoing progression of the disease. For example, of the approximately 1 million CD patients treated globally, approximately 45% develop FSCD, while existing marketed therapies treat inflammation and are ineffective in addressing the fibrosis.

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Well-understood biology and validated pathways: We aim to directly address the underlying molecular pathways and drivers of a given disease. Our approach involves targeting established and validated pathways to improve the likelihood of clinical impact. Our lead programs AGMB-129 and AGMB-447, for example, target TGFβ, a key regulator of fibrosis and the primary biochemical factor that drives fibrosis, thereby representing a well-validated and potentially disease-modifying approach for addressing FSCD and IPF. We believe that this approach has the potential to allow us to mediate underlying fibrosis of the diseases by targeting molecular pathways which were previously considered challenging to target, and deliver the drug in a manner that maximizes potential efficacy while reducing the risk of safety concerns.

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Utilizing validated modalities: We utilize both small molecules and antibodies that are validated modalities in drug discovery and development and plan to utilize the modality that maximizes the potential for a therapy to be safe and effective. Our lead programs, AGMB-129 and AGMB-447, are small molecules leveraging our in-house medicinal chemistry expertise that are designed to maximize exposure of the drug to key tissue areas while being quickly inactivated systemically to avoid systemic toxicity effects.

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Leveraging early evidence of proof-of-mechanism to inform clinical development decisions: We perform thorough preclinical analyses, collection of target engagement data based on biomarkers at the key sites of tissue exposure, and detailed analyses of drug metabolism and circulating metabolites following administration that can provide early proof-of-mechanism and inform clinical development decisions.

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Utilizing a collaborative approach to facilitate clinical development: Due to the novel disease modifying nature of our therapies, we are working closely with regulatory agencies, including the FDA, and key patient advocacy groups and consortia to inform the selection of biomarkers and clinical endpoints for assessing the therapeutic impact of a drug candidate. The Fast Track Designation granted by FDA for AGMB-129 in FSCD allows us to actively work with FDA to receive ongoing guidance about the evaluation of clinical and radiological responses. We are also working with Stenosis Therapy and Anti-Fibrotic Research, or STAR, which was founded by leading gastroenterologists, to develop and validate measures of clinical responses, including through patient reported outcomes and radiological responses. We have incorporated these in our STENOVA Phase 2a trial design for AGMB-129 in FSCD patients.

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Maximizing the commercial potential of our product candidates: We retain exclusive, worldwide development and commercialization rights to all of our product candidates and discovery programs. We aim to develop and commercialize our product candidates by building a fully-integrated company focused on fibrotic diseases. We may seek strategic partnerships where we believe that external resources and expertise could accelerate the clinical development or maximize the market potential of our product candidates, or candidates, or where such collaborations could expand our internal capabilities.

To achieve our mission and through the implementation of our approach, we are building a unique and robust pipeline of novel therapies for immunology and inflammatory diseases, with an initial focus on chronic fibrotic indications. Our current development strategy includes:
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Advance AGMB-129 as a potentially disease-modifying therapy for the treatment of FSCD. We believe that by selectively and potently inhibiting ALK5 and by avoiding systemic toxicity through localized activity in the gastrointestinal tract and rapid metabolization in the liver, AGMB-129 has the potential to transform the treatment paradigm for FSCD and unlock the significant unmet need of the currently underserved FSCD patient population. We expect to report interim data evaluating the safety, PK, PD and target engagement of AGMB-129 in approximately 36 patients in        and topline data in approximately 90 patients in       .

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Advance AGMB-447 to overcome the limitations of existing treatment options for IPF. We believe that through targeted delivery of AGMB-447 in the lung combined with inactivation upon absorption into the bloodstream, thus avoiding systemic exposure, we can achieve potent antifibrotic effects in IPF while avoiding toxicities associated with systemic TGFβ inhibition. We expect to report SAD and MAD data from healthy subjects in        and IPF patients in       .

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Advance AGMB-101 for the treatment of liver cirrhosis. We believe that AGMB-101 has the potential to generate both antifibrotic and regenerative activity to treat liver disorders, as well as gastrointestinal, pulmonary, and renal disorders. Through agonism of the MET receptor and by harnessing the unique activity of a mimetic monoclonal antibody to potentially reverse the fibrotic process in cirrhosis, we believe we can stimulate the regeneration of healthy liver cells to restore hepatic function. We have generated data supporting the broad potential of this product candidate in several in vivo models and intend to initially develop it for the treatment of compensated cirrhosis. We expect to file a regulatory submission for a Phase 1 trial in healthy subjects and patients with liver cirrhosis in       .

Fibrosis background
Fibrosis represents an aberrant response of a tissue to injury leading to progressive tissue scarring that may be triggered by trauma, inflammation, infection, cell injury or cancer, amongst others. As a result, fibrosis can lead to organ dysfunction and failure. The body’s normal response to injury involves the activation of cells that produce collagen and other components of the ECM that are part of the healing process for the tissue. This process helps to do several things at once, including to fill in tissue voids created by the injury or damage, to segregate the damage and to facilitate healing and strengthening of the recovering tissue. Under normal physiological circumstances, scarring is self-limited and the resulting scar resolves itself, leaving behind a tissue architecture similar to what was present before the injury. However, in certain chronic disease states, this process of healing becomes both prolonged and excessive, resulting in fibrotic remodeling which interferes with organ function. Fibrosis can occur in many organ systems throughout the body including the lungs, liver, kidneys, gastrointestinal tract, skin and muscles. While the exact pathologies for diseases in these organs differ, fibrosis involves many of the same cell types and signaling pathways across different organs and tissue.
TGFβ is a master regulator of fibrosis
TGFβ is referred to as a master regulator of fibrosis and the primary biochemical factor that drives fibrosis. TGFβ is secreted by nearly all cells and organs in humans and is stored in large amounts outside of cells in an inactive form located in the ECM. In healthy tissues, TGFβ’s physiological role is to initiate healing after injury, so when there is damage to the tissue, TGFβ is transiently activated in response. This activation initiates a powerful response, a cascade that results in the expression of genes encoding key components of the ECM such as collagens and fibronectin as well as genes that help stabilize the ECM and prevent its degradation. In a process referred to as epithelial-mesenchymal transformation, or EMT, TGFβ is able to transform epithelial cells, fibroblasts and endothelial cells into mesenchymal cells, such as myofibroblasts, which further promote fibrosis. In fibrotic diseases, however, TGFβ signaling remains continuously activated in response to prolonged insults such as inflammation, leading the surrounding tissue to deposit excess ECM, which eventually leads to tissue fibrosis.
The central role of TGFβ in fibrosis is well-established and has been evaluated extensively in both in vitro and in vivo studies, making it an attractive target for pharmacological intervention. In rodent models, continuous activation of TGFβ has been shown to be sufficient to induce fibrosis in the absence of any other stimuli, while its inhibition has been shown to prevent or attenuate fibrosis. It has been observed that TGFβ signaling can be blocked by inhibiting the type I TGFβ receptor, a receptor referred to as ALK5. This receptor is a protein kinase and when bound by TGFβ, becomes activated, enabling it to add phosphate groups, known as phosphorylation, to downstream targets. Once triggered by TGFβ, ALK5 phosphorylates a protein family of transcription factors, or SMADs. The phosphorylation of SMADs is a key biochemical signal that leads to the relocation of SMADs into the nucleus, resulting in the activation of a series of genes that promote fibrotic processes such as collagen formation.
Overview of TGFβ and SMAD signaling in tissue fibrosis
TGFβ: the master regulator of fibrosis, Xiao-ming Meng, David J. Nikolic-Paterson and Hui Yao Lan, Nature Reviews, Nephrology, Volume 12, June 2016.
SMADs and TGFβ-responsive genes represent promising indicators to assess the modulation of the TGFβ pathway. Therefore, by measuring the transcription of these and related biomarkers, one can assess the level of target engagement and ultimately the pharmacological activity of ALK5 inhibitors in fibrotic diseases. These biomarkers can be analyzed in biopsies of organ tissues affected by fibrosis.
Beyond its role in the underlying biochemical pathways driving fibrosis, TGFβ plays an important role in immune homeostasis, with effects which have been shown to be context-dependent. In an environment of existing inflammation, and in conjunction with inflammatory cytokines, such as IL-6, high levels of TGFβ have been described to enhance the inflammatory response through increased cytokine signaling, such as IL-23 and activation of proinflammatory T cells subtypes, such as Th17 cells.
Challenges to targeting TGFβ signaling
The TGFβ signaling pathway has been under investigation as a key therapeutic target in fibrosis and oncology for more than 30 years. There is strong preclinical evidence and encouraging preliminary clinical evidence that TGFβ inhibition could be effective in multiple indications; however, use of this pathway in therapeutic products has been limited due to safety concerns as systemic inhibition of TGFβ causes toxicity in the heart and large vessels. In particular, development of previous systemic ALK5 inhibitors has been hampered by observations of cardiotoxicity in preclinical toxicology studies, which were characterized by the appearance of severe valvulopathy, or damage to the valves of the heart. These effects were apparent early on in toxicology programs for different classes of ALK5 inhibitors (as early as three days after dosing in a rat and after one month in a dog). These findings were considered target-related and caused by the essential role of TGFβ in ECM remodeling processes that occur in the valves of the heart. Thus, cardiovascular toxicity is a major concern that has limited the potential of systemic ALK5 inhibitors to treat fibrosis. These observations and the lack of a safe and effective therapeutic window led to the discontinuation of several of these programs before they reached the clinic, and only two ALK5 inhibitors, Galunisertib and Vactosertib, were evaluated in clinical trials in oncology patients using intermittent dosing regimens to avoid cardiotoxicity. Limiting cardiotoxicity is a critical factor for any therapy being developed to target inhibition of TGFβ signaling.
In spite of these challenges, TGFβ inhibition still represents a promising therapeutic approach for the potential treatment of different fibrotic indications and we believe that an optimal approach to modulating the TGFβ pathway is by inhibiting ALK5 locally in the tissues of interest thereby avoiding systemic exposure. With this strategy, we aim to address the safety concerns associated with ALK5 inhibitors, such as cardiotoxicity, while leveraging the key role of TGFβ in fibrosis, in order to develop therapies for the chronic treatment of fibrotic diseases.
AGMB-129 for the potential treatment of Fibrostenosing Crohn’s disease
AGMB-129, our lead product candidate, is a selective and potent oral, gastrointestinal-restricted small molecule inhibitor of ALK5 in development for the treatment of FSCD. AGMB-129 is designed to avoid toxicities that arise from systemic inhibition of TGFβ signaling by limiting its exposure to the gastrointestinal tract. In a Phase 1 trial, oral administration of AGMB-129 to healthy human subjects was generally well-tolerated following both single and multiple ascending doses and demonstrated high levels of AGMB-129 in the gastrointestinal tract with low systemic exposure observed in the bloodstream. AGMB-129 received Fast Track Designation for the treatment of FSCD from the FDA in September 2023. We are conducting a global randomized, double-blind, placebo-controlled STENOVA Phase 2a trial of AGMB-129 in an initial approximately 90 FSCD patients with non-critical symptomatic strictures and expect to report interim data evaluating the safety, PK, PD and target engagement of AGMB-129 in approximately 36 patients in           and topline data in approximately 90 patients in           .
Fibrostenosing Crohn’s disease background
FSCD involves a narrowing of the intestinal lumen due to fibrosis and is a severe complication of CD that is associated with significant morbidity. CD is a type of IBD that involves any part of the gastrointestinal tract from mouth to anus but most commonly affects the end of the small intestine, referred to as the ileum, and the colon. Inflammatory injury to the intestinal mucosa causes erosions and ulcers that in turn cause symptoms which typically include diarrhea, fever, fatigue, abdominal pain and cramping, bloody stool, mouth sores, reduced appetite and weight loss. At diagnosis, most CD patients present with an inflammatory event; however 10% of patients already display a fibrotic phenotype. Over time, build-up of scar tissue in the intestine will continue and as a result, approximately 45% of CD patients present with clinically apparent stricturing disease, or FSCD. Strictures mainly develop in the terminal ileum in the vicinity of the ileocecal valve which connects the ileum and the colon.
There are approximately one million patients under treatment for CD in the seven major markets of the United States, France, Germany, Italy, Spain, the United Kingdom and Japan, and approximately 450,000 of these patients have FSCD. In CD the sustained immunological activation and inflammatory injury drive both excessive and prolonged activation of TGFβ-driven fibrosis and excessive production of ECM components. At discrete locations along the gastrointestinal, or GI, tract, most often in the ileum, excessive ECM can result in a significant intestinal stricture characterized by an increased bowel wall thickness, reduced luminal diameter and dilation of the upstream section of the intestine.

Strictures can impede the passage of intestinal contents and cause burdensome obstructive symptoms including severe pain, cramping, and vomiting after meals. This often requires FSCD patients to follow profound dietary restrictions, limiting the amount and/or type of food they can eat, which for some patients requires liquid diets or skipping meals altogether, which is of particular concern since approximately 70% of CD patients already have some degree of malnutrition. Strictures also drive the development of fistulae, which are alternate intestinal paths which form as an attempt to bypass a stricture. Fistulae can connect the intestine to the skin or other hollow organs, causing complications which often require surgery and have a detrimental impact on patients’ quality of life. While our planned clinical trials will initially focus on symptom reduction and radiological improvement of strictures, we believe it is possible that addressing strictures may have beneficial effects on fistula formation.
FSCD patients have two to four times more inpatient visits, five to eight times more surgical visits and two to four times more endoscopic procedures than CD patients without fibrostenosis. The additional costs associated with treating a patient with FSCD are estimated to be more than $80,000 per year.
FSCD treatment
The current treatment paradigm for luminal, or inflammatory, CD is focused on anti-inflammatory agents, which include steroids and modern small molecule and biological anti-inflammatory therapies such as anti-TNFα and anti-IL-12/23 antibodies, or integrin α4β7 and Janus kinase, or JAK, inhibitors. Inflammation is the initial trigger for intestinal fibrotic remodeling and also directly contributes to intestinal narrowing through infiltrated inflammatory cells, increased vascularity, and edema. As a result, intensification of anti-inflammatory therapy or a steroid pulse is sometimes attempted to control stricture-related obstructive symptoms. However, these strategies have not shown efficacy against strictures in placebo-controlled clinical trials. Furthermore, the cumulative risk of developing stricturing or fistulae remains despite the widespread use of modern anti-inflammatory therapies. While inflammation plays an important role as an initial trigger of fibrogenesis, intestinal fibrosis becomes independent of inflammation as it progresses. As a result, there are currently no approved therapies specifically indicated for the treatment of FSCD, or for targeting the underlying intestinal fibrosis. Therefore, when symptoms can no longer be tolerated, mechanical interventions including endoscopic balloon dilation, strictureplasty, a surgical procedure that widens a narrowed section of the intestine, to relieve bowel obstruction, or intestinal resection are frequently the only option. Having to potentially undergo bowel resection surgery, especially if associated with a permanent stoma, poses significant risk to CD patients. Furthermore, bowel resection surgery, especially when it involves colectomy, can result in short bowel syndrome with serious complications including intestinal failure requiring parenteral nutrition.
Balloon dilation and surgical procedures only relieve local strictures and, in the case of balloon dilation, the benefits are only temporary. Following such procedures, the majority of patients require re-dilation or surgery within two years. 90% of patients that undergo strictureplasty will develop strictures at other sites. The need for surgical intervention has been reported to be close to 50% if the symptom-free interval between treatments is less than eight months. Between 70% and 90% of patients with CD will require surgery during their lifetime and as many as 39% will require repeated surgery. Complications from surgery include infections, bleeding, bowel obstruction and anastomotic leaks or leaks that occur at the location where the cut ends of the bowel are surgically joined.
TGFβ is a potential target for FSCD
TGFβ signaling is believed to be a primary driver of fibrosis in FSCD, both due to its role as a master regulator of fibrosis and based on direct evidence of TGFβ overexpression in CD strictures. As shown in the figure below, analyses of TGFβ expression from sections of mucosa taken from FSCD patients found that there was a significant upregulation of TGFβ in tissue samples taken immediately above stricture sites compared to comparable samples from sites lacking strictures.

TGFβ expression is significantly elevated at sites of intestinal strictures in CD patients
The role of TGFβ in gastrointestinal fibrosis has also been validated in several different kinds of animal models. Overexpression of TGFβ1 in the colon of mice led to spontaneous colonic fibrosis and severe gastrointestinal obstruction. Conversely, blocking the TGFβ pathway in mice conferred resistance to gastrointestinal fibrosis in fibrosis models. This was due both to a reduction in ECM production and accumulation as well as to a significant reduction in intestinal muscle layer thickness. Altogether, the key role of TGFβ on gastrointestinal fibrosis has been widely recognized in the scientific literature.
Our potential solution, AGMB-129
AGMB-129 is a selective and potent oral, gastrointestinal-restricted small molecule inhibitor of ALK5, in development for the treatment of FSCD. Due to the known safety liabilities associated with systemic ALK5 inhibition, we engineered AGMB-129 to be rapidly metabolized and inactivated by the liver following absorption from the gastrointestinal tract, thereby avoiding systemic exposure of AGMB-129 outside of the tissue of interest.
Following oral administration, AGMB-129 passes along the gastrointestinal tract to the ileum in the small intestine where it is absorbed through the intestinal wall, thereby exposing the target tissue to the active molecule. Material absorbed from the gastrointestinal tract, including AGMB-129, is then transported directly to the liver via the portal vein before entering the systemic circulatory system, enabling AGMB-129 to be metabolized in the liver into inactive metabolites before entering the systemic circulatory system. A similar strategy of local gastrointestinal targeting with limited systemic exposure has been previously employed for the corticosteroid, budesonide, which is marketed as Entocort® for the treatment of mild to moderate CD.
AGMB-129 was designed to expose the gastrointestinal tract to high levels of active drug while minimizing systemic exposure

Preclinical development of AGMB-129
Summary of preclinical findings for AGMB-129
Preclinical findings	Observations
Preclinical pharmacokinetics AGMB-129 resulted in high exposure to the gastrointestinal tract and ileum, with minimal systemic exposure
•
Area under the curve was 10,000-fold higher in the ileum compared to plasma in a preclinical rat model

•
AGMB-129 shown to have very short half-life in vitro in human hepatocytes and in hepatocytes from several animal species

Activity in in vivo DSS mouse model AGMB-129 was effective in preventing and treating fibrosis in dextran sodium sulfate, or DSS, mouse model with evidence of potential impact on inflammation
•
DSS model is one of the most widely used preclinical models of IBD*

•
Preventive setting: AGMB-129 prevented an increase in both collagen staining and histological score compared to control

•
Therapeutic setting: AGMB-129 led to decreases in both collagen staining and histological score compared to control

•
Significant change in histological score observed at highest dose largely due to a reduction in immune infiltration

Activity in ex vivo IBD biopsies AGMB-129 led to statistically significant downregulation of expression of both fibrotic and inflammatory genes
•
Patient-derived gastrointestinal biopsies from IBD patients were treated ex vivo

•
AGMB-129 led to significant reductions in fibrotic genes, as well as in certain inflammatory genes

•
RNA sequencing of IBD biopsies showed a high proportion of genes related to fibrosis were downregulated by AGMB-129

Activity in primary cell cultures AGMB-129 showed in vitro inhibition of TGFβ pathway activation and expression of collagen
•
Primary intestinal fibroblast cells isolated from ileal resections from stricture surgery of CD patients were analyzed in vitro

•
AGMB-129 demonstrated significant inhibition of both (a) TGFβ-induced phosphorylation of SMAD2-3, a downstream biomarker of TGFβ pathway activation; and (b) expression of collagen A1, or ColA1, a key fibrotic protein

Toxicology studies No cardiac valve lesions observed with AGMB-129
•
AGMB-129 showed a differentiated safety profile as compared to third-party data reported for previous ALK5 inhibitors as no cardiac valve lesions have been observed in good laboratory practice, or GLP, toxicology studies to date, including chronic toxicology studies in rodents and non-rodents

* See below for a discussion on the value and limitations of this model in relation to FSCD
Oral dosing in rats demonstrated high exposure of AGMB-129 in the gastrointestinal tract and ileum, with minimal systemic exposure
AGMB-129 is designed to undergo rapid liver metabolism and has been shown to have very short half-life in vitro in human hepatocytes as well as in hepatocytes from several animal species. The ileum is the target tissue for AGMB-129 since it is the section of the gastrointestinal tract in FSCD patients where most of the strictures develop. In preclinical studies with AGMB-129, we demonstrated that oral dosing resulted in high exposure in the ileum and progressively decreased along the colon. We found that the total exposure to AGMB-129, represented as the area under the curve was 10,000-fold higher in the ileum compared to plasma.

Oral dosing of AGMB-129 in rats resulted in high exposure to the gastrointestinal tract with minimal plasma exposure
AGMB-129 was effective in preventing and treating fibrosis in the DSS mouse model
We evaluated AGMB-129 in a DSS mouse model in both the preventive and therapeutic setting. The DSS model is one of the most widely used preclinical models of IBD. In this model, DSS induces intestinal inflammation resulting in intestinal damage that reproduces key features of IBD including both (a) upregulation of markers of inflammation and fibrosis and (b) fibrogenesis in all layers of the intestinal wall.
In the preventive setting, treatment of mice with 10 mg/kg of AGMB-129 from day 1 through day 34 prevented both the increase in staining for collagen and the increase in histological score compared to control. In the therapeutic setting, treatment with 20 mg/kg or 40 mg/kg from day 18 through day 51 of the study led to decreases in both collagen staining and histological scores compared to control. Although AGMB-129 is not expected to directly target inflammatory pathways, the significant decrease in the histological score observed at a dose level of 40 mg/kg AGMB-129 was believed to be largely due to a reduction in immune infiltration, suggesting that AGMB-129 may have the potential to address multiple key drivers of FSCD pathology, including both fibrosis and inflammation.
AGMB-129 had in vivo activity in the DSS model in both the preventive and therapeutic settings

The DSS model has certain limitations in its applicability to FSCD because it induces inflammation in the colon while FSCD is characterized by fibrotic changes in the ileum. Furthermore, AGMB-129 levels are highest in the ileum and decreased along the colon. Particular emphasis has therefore been placed on using patient-derived models for preclinical studies, including fresh biopsies from IBD patients and fibroblasts isolated from stenotic resections.
AGMB-129 has demonstrated ex vivo antifibrotic activity in IBD biopsies
To evaluate the antifibrotic potential of AGMB-129 in patient-derived cells we used gastrointestinal biopsies from IBD patients and treated them ex vivo to explore the effect of AGMB-129 on pro-fibrotic and pro-inflammatory genes. Treatment with AGMB-129 led to significant reductions in multiple pro fibrotic genes such as Serpine-1 which codes for PAI-1 protein, an inhibitor of ECM degradation that contributes to excessive accumulation of collagen. Notably, the reduction of Serpine-1 was shown to correlate with reduction of skin fibrosis in humans. Treatment with AGMB-129 also led to reduction in certain inflammatory genes. The observation that AGMB-129 led to downregulation of both pro-fibrotic and pro-inflammatory genes in this study is consistent with the in vivo results observed in the DSS model.
We also analyzed by RNA sequencing the biopsies from IBD patients treated ex vivo with AGMB-129 to evaluate the impact of AGMB-129 on the transcription of the full genome. We found that, among the genes downregulated by AGMB-129 in IBD samples, there was a high proportion of genes related to fibrosis, including genes associated with TGFβ signaling, ECM biology, epithelial biology and growth factor biology. In addition, RNAseq analyses found evidence that AGMB-129 may also have the potential to dampen the intestinal inflammation in IBD.
AGMB-129 demonstrated in vitro antifibrotic activity in primary cell cultures
We assessed the effects of AGMB-129 in primary intestinal fibroblast cells isolated from ileal resections obtained from stricture surgery of CD patients. AGMB-129 demonstrated significant in vitro inhibition of both (a) TGFβ-induced phosphorylation of SMAD2-3, a downstream biomarker of TGFβ pathway activation; and (b) expression of collagen A1, or ColA1, a key fibrotic protein.
AGMB-129 inhibited TGFβ signaling in primary fibroblasts from CD patients as determined by significant inhibition of pSMAD phosphorylation and COL1A1 production
AGMB-129 showed an improved safety profile over previous ALK5 inhibitors
We completed the general toxicology program for AGMB-129 with chronic toxicology studies in rodents and non-rodents. No cardiac valvular lesions were detected in any of the AGMB-129 toxicology studies carried out to date in any of the species tested, as opposed to data reported on previous systemic ALK5 inhibitors which caused severe heart valve lesions in rats and dogs in early toxicology studies of short duration. Thus, AGMB-129 has shown a differentiated and improved safety profile as compared to the safety profile reported for previous systemic ALK5 inhibitors and we have been able to define a therapeutic window with large safety margins for clinical evaluation as opposed to prior inhibitors.

Clinical development of AGMB-129
Completed Phase 1 trials
We completed a Phase 1 SAD/MAD, food effect and drug-drug interaction clinical trial of AGMB-129 in healthy subjects. A total of 76 healthy male and female subjects received oral AGMB-129 as part of the Phase 1 trial with no safety signals observed and no dose limiting toxicities reported. The Phase 1 data supported prior key preclinical findings for AGMB-129, suggesting AGMB-129 has the potential to be a differentiated drug for FSCD. Key attributes of AGMB-129 observed in the Phase 1 trial, as summarized in the table below, include high exposure of AGMB-129 in the ileal mucosa, very low systemic exposure of the active parent compound, main AGMB-129 metabolites observed to be functionality inactive, lack of drug-drug interaction and lack of a food effect impact.
Summary of clinical findings for AGMB-129
Clinical findings	Observations
AGMB-129 observed to have a short half-life leading to very low systemic exposure
•
Single ascending-dose (SAD) and multiple ascending-dose (MAD) trials in 76 healthy subjects up to maximum dose of 1,200 mg (in SAD) of AGMB-129 confirmed AGMB-129 has a short half-life in plasma leading to very low systemic exposure

•
Plasma levels of the main human metabolite of AGMB-129 were found to be thousands of times higher than levels of AGMB-129

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Repeat exposure to AGMB-129 in the MAD trial showed that systemic levels of AGMB-129 remained low with no relevant accumulation, while MET-158, which is produced in the liver, was identified as the major human metabolite

Main human AGMB-129 metabolites are functionally inactive
•
Main human metabolites of AGMB-129 identified by identification profiling of clinical samples were found to be inactive against ALK5

•
The ALK5 IC50 was 36 nM with AGMB-129. By contrast, the IC50 of MET-158, the major metabolite observed in the Phase 1 trial was too high to be determined in the assays

AGMB-129 was observed to be generally well tolerated, with no dose limiting toxicities
•
A total of 76 healthy male and female subjects, of which 62 participated in the First-in-Human study and 14 participated in the dedicated drug-drug interaction study, received oral AGMB-129 as part of the Phase 1 trial

•
No safety signals were observed and there were no dose limiting toxicities

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Generally favorable safety profile seen for 200 mg twice-daily, or BID, dosing regimen of AGMB-129, which is the highest dose selected for the ongoing STENOVA Phase 2a trial

High exposure of AGMB-129 demonstrated in the ileal mucosa
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Local drug levels were measured in the ileal mucosa of nine healthy subjects receiving oral AGMB-129 at 200 mg BID for ten days, and three healthy subjects receiving matching placebo

•
The concentration of AGMB-129 in these tissue samples was at micromolar level for all subjects, well above the 29 mM IC50 for ALK5 inhibition determined in cellular assays and consistent with concentrations achieved in the ileum at pharmacological doses in mice

Clinical findings	Observations
Food effect analysis suggests AGMB-129 can be administered with food
•
AGMB-129 was administered as a single 400 mg dose in fasted or fed conditions to evaluate the effect of food intake on the pharmacokinetics of AGMB-129

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In the presence of food, AGMB-129 absorption is higher, less variable and delayed compared to fasted conditions

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We believe AGMB-129 can be taken with meals, which may result in more thorough and consistent absorption and greater convenience for the patient

Lack of drug-drug interaction suggests potential for AGMB-129 as an add-on treatment
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Of the 76 healthy subjects, 62 subjects participated in the First-in-Human study and 14 subjects participated in a dedicated drug-drug interaction trial to evaluate the potential of AGMB-129 to cause drug-drug interactions through CYP3A4, a metabolizing enzyme involved in the degradation of many drugs

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The trial indicated that AGMB-129 is a weak inhibitor of CYP3A4 in humans and therefore does not require specific precautions when used with drugs known to be metabolized by CYP3A4

Phase 1 trial
We completed a Phase 1 SAD/MAD food effect trial of AGMB-129 in healthy subjects. This trial was designed to assess the safety, tolerability and pharmacokinetics of single- and multiple-dose AGMB-129. As part of this trial, we also evaluated the effect of food intake on the pharmacokinetics of AGMB-129 as well as the level of local exposure to AGMB-129 in the gastrointestinal tract mucosa of a subset of subjects. Additionally, we conducted a drug-drug interaction trial.
In the SAD portion of the trial, single doses of AGMB-129 or placebo were administered orally to 32 healthy subjects in a 3:1 ratio. AGMB-129 was administered across 4 dose cohorts of 200, 400, 800 and 1200 mg. In the MAD portion of the trial, AGMB-129 was administered orally to 18 healthy subjects, once-daily over 5 consecutive days at daily doses of 100, 200 and 400 mg. A further 6 healthy subjects in the MAD portion of the trial received matching placebo. In the local PK cohort, 200 mg twice-daily (BID) of AGMB-129 was administered orally to 9 healthy subjects over 10 consecutive days, with 3 healthy subjects receiving matching placebo. In the food effect portion of the trial, AGMB-129 was administered to 11 healthy subjects, as a single 400 mg dose with and without food, with a further two healthy subjects receiving placebo. In the drug-drug interaction trial, 14 healthy subjects received 200 mg BID of AGMB-129 over 11 consecutive days.
Summary of the 95 healthy subjects enrolled in Phase 1 clinical trial with 76 healthy subjects receiving AGMB-129
AGMB-129 observed to have a short half-life leading to very low systemic exposure and main human metabolites are functionally inactive
Low systemic exposure of AGMB-129 observed in SAD/MAD pharmacokinetic analyses of drug levels in the plasma indicated that AGMB-129 had a very short half-life in plasma leading to very low systemic exposure, which was around 100-fold lower than previous systemic ALK5 inhibitors at pharmacologically relevant doses. Conversely, plasma levels of several metabolites of AGMB-129 were found to be higher than AGMB-129, and, in particular, the main human metabolite of AGMB-129 was found to be thousands of times higher than those of AGMB-129. As described further below, main AGMB-129 metabolites were shown to be functionally inactive. At the higher doses, the level of metabolites compared to AGMB-129 was lower, suggesting lower liver metabolism. However, even at these dose levels, systemic exposure to metabolites of AGMB-129 greatly exceeded that of AGMB-129.
Plasma pharmacokinetics of AGMB-129 and its metabolites (MET-142, MET-154, MET-156, MET-158) in a Phase 1 trial

200 mg

AGMB-129
MET-142
MET-154
MET-156
MET-158
LOQ
Plasma Conc (ng/ml)
1000.0
100.0
10.0
1.0
0.1
0.0
0
12
24
36
48
Time (h)

In the MAD portion of the trial, systemic exposure to AGMB-129 increased linearly with dose but remained low, and exposure to the major metabolite, MET-158 also increased linearly with dose and no accumulation was observed.
Systemic levels of AGMB-129 remained low in the multiple ascending dose stage of the Phase 1 trial
Following repeated dosing of 100 mg, 200 mg and 400 mg once daily, the proportion of different circulating metabolites was estimated, with abundance around 70% for MET-158 whereas the rest of the metabolites were around 10% or lower and AGMB-129 equal or below 0.5%.

Metabolite ID profiling was carried out in plasma to identify the main metabolites of AGMB-129 generated by metabolism in humans. Main metabolites of AGMB-129 were found to have minimal/no activity against ALK5. The IC50, or concentration at which 50% or half of the ALK5 kinase activity is inhibited, was shown to be 34.6 nM for AGMB-129. By contrast, MET-158, the main human metabolite observed in the plasma in the Phase 1 trial, was inactive. Further characterization of the main human metabolite MET-158 did not identify any relevant activity against a panel of kinases and, G protein-coupled receptors, related to key biomarkers for cardiotoxicity and drug-drug interactions. MET-158 was not found to inhibit the human Ether-à-go-go-Related Gene, cardiac ion channels or Cytochrome P450s or CYP3A4, and was not active in a genotoxicity assay, supporting a favorable safety profile.
Similar results were observed in cellular assays where the only metabolite shown to have any meaningful activity against ALK5 activity in cellular assays was MET-154, a metabolite that represented only 2% of the total drug-related exposure, which includes parent and all detected metabolites measured in the plasma at the 200 mg dose level. Moreover, the potency of this metabolite against ALK5 was at least 10-fold weaker than that of AGMB-129.
Metabolites of AGMB-129 have minimal ability to inhibit ALK5
AGMB-129 was generally well tolerated with no observed safety signals or dose limiting toxicities
A total of 76 healthy male and female subjects, of which 62 participated in the First-in-Human study and 14 participated in the dedicated drug-drug interaction study, received oral AGMB-129 as part of the Phase 1 trial. Overall, the safety and tolerability profile of single- and multiple-dose oral AGMB-129 was shown to be favorable with no observed safety signals and no dose limiting toxicities. The safety summary table below presents the incidence and severity of adverse events for the placebo and AGMB-129 groups in the single ascending dose, multiple ascending dose, food effect, and local PK study stages (Stages A, B, C, and D, respectively). The incidence and severity of adverse events were similar between subjects receiving AGMB-129 and placebo. Importantly, the trial provided data supporting the generally favorable safety profile of the 200 mg BID dosing regimen, which is the highest dose of AGMB-129 selected for the ongoing STENOVA Phase 2a trial.
The incidence and severity of adverse events were similar between subjects receiving AGMB-129 and placebo in the First-in-Human Study
	Stage A			Stage B
	AGMB-129 (N=24) n (%) E	Placebo (N=8) n (%) E	Overall (N=32) n (%) E	AGMB-129 (N=18) n (%) E	Placebo (N=6) n (%) E	Overall (N=24) n (%) E
Any TEAE	5 (20.8) 11	2 (25.0) 5	7 (21.9) 16	8 (44.4) 15	2 (33.3) 8	10 (41.7) 23
Mild	5 (20.8) 11	2 (25.0) 5	7 (21.9) 16	6 (33.3) 11	2 (33.3) 8	8 (33.3) 19
Moderate	0	0	0	2 (11.1) 4	0	2 (8.3) 4
Severe	0	0	0	0	0	0
Related TEAEs	4 (16.7) 4	2 (25.0) 5	6 (18.8) 9	8 (44.4) 14	2 (33.3) 7	10 (41.7) 21
Serious TEAEs	0	0	0	0	0	0
TEAEs leading to study discontinuation	0	0	0	0	0	0

	Stage C			Stage D
	AGMB-129 (N=11) n (%) E	Placebo (N=2) n (%) E	Overall (N=13) n (%) E	AGMB-129 (N=9) n (%) E	Placebo (N=4) n (%) E	Overall (N=13) n (%) E
Any TEAE	9 (81.8) 20	1 (50.0) 2	10 (76.9) 22	2 (22.2) 3	1 (25.0) 6	3 (23.1) 9
Mild	6 (54.5) 17	0	6 (46.2) 18	1 (11.1) 2	0	1 (7.7) 2
Moderate	3 (27.3) 3	1 (50.0) 1	4 (30.8) 4	1 (11.1) 1	1 (25.0) 6	2 (15.4) 7
Severe	0	0	0	0	0	0
Related TEAEs	7 (63.6) 17	1 (50.0) 1	8 (61.5) 18	1 (11.1) 2	0	1 (7.7) 2
Serious TEAEs	0	0	0	0	0	0
TEAEs leading to study discontinuation	1 (9.1) 1	0	1 (7.7) 1	0	1 (25.0) 5	1 (7.7) 5
N=number of subjects; n=number of subjects with an AE; E=number of events; TEAE=treatment-emergent adverse event
If a subject experienced more than one TEAE, only the most related occurrence or the most intense occurrence was counted for the incidence rates.
(1) Stage A — Single ascending dose study in healthy young male subjects.
(2) Stage B — Multiple ascending dose study in healthy young male and female subjects.
(3) Stage C — Food-effect study to assess the interaction of AGMB-129 with food in healthy young male and female subjects.
(4) Stage D — Repeated dose study in healthy young male and female subjects to evaluate local PK of AGMB-129 in intestinal mucosa.
High exposure of AGMB-129 demonstrated in the ileal mucosa
Local drug levels were measured in the ileal mucosa of nine healthy subjects receiving oral AGMB-129 at 200 mg BID for ten days, and three healthy subjects receiving matching placebo. Mucosal biopsies were performed after two colonic preparations and approximately two hours after dosing. The concentration of AGMB-129 in these tissue samples was at micromolar levels for all subjects, well above the 39 nM IC50 for ALK5 inhibition determined in cellular assays and consistent with concentrations achieved in the ileum at pharmacological active doses in mice. Results we obtained from a physiologically based pharmacokinetic model refined with this data predict that the proposed Phase 2a dose 200 mg BID will reach 80% target engagement in the ileum. We believe that these findings support the potential of AGMB-129 to inhibit TGFβ signaling in the gastrointestinal tract.
Food effect analysis suggests AGMB-129 can be administered with food
In the food effect part of the trial, we observed that food intake delayed the time point at which the maximal drug levels were measured (by approximately 2 hours) and increased total exposure over 24 hours (by approximately 2 fold). At the same time, food intake reduced the variability in exposure by 50%. Taken together, we believe these results indicated that AGMB-129 can be taken with meals, which may result in more thorough and consistent absorption and greater convenience for the patient.
Lack of drug-drug interaction suggests potential for AGMB-129 as an add-on treatment
Of the 76 healthy subjects receiving AGMB-129, 62 subjects participated in the First-in-Human study and 14 subjects participated in a dedicated drug-drug interaction trial to evaluate the potential of AGMB-129 to cause drug-drug interactions through CYP3A4, a metabolizing enzyme involved in the degradation of many drugs. The trial indicated that AGMB-129 is a weak inhibitor of CYP3A4 in humans and therefore is unlikely to require specific precautions when used concomitantly with drugs known to be metabolized by CYP3A4, which represent 50% of medications on the market. This result supports the potential for AGMB-129 to be used as an add-on treatment on top of standard of care treatments for CD.
Ongoing Phase 2a clinical trial of AGMB-129 in FSCD
We are currently conducting the global STENOVA Phase 2a trial of AGMB-129 in FSCD patients with non-critical symptomatic strictures. This randomized, double-blind, placebo-controlled trial is designed to evaluate the safety, tolerability, PK, PD and target engagement of AGMB-129 dosed orally at 100 mg QD or 200 mg BID or matching placebo for twelve weeks, on top of standard of care treatment. Standard of care treatment generally consists of steroids such as prednisone and budesonide for rapid symptomatic control during initiation of anti-tumor necrosis factor α therapy as well as, for example, oral 5-aminosalicylates, monoclonal antibodies or integrin α4β7, immunomodulators, combination therapies, or surgery. The trial is expected to enroll approximately 90 patients.
We expect to report interim Phase 2a data for AGMB-129 in approximately 36 patients in           and topline data in approximately 90 patients in           .
The objective of the interim analysis will be to assess safety, PK, PD and target engagement in mucosal biopsies. The final analysis will be carried out once approximately 90 patients have completed twelve weeks of treatment and two weeks of safety follow-up.
Design of the Phase 2a trial of AGMB-129 in FSCD
We plan to evaluate target engagement in mucosal biopsies collected at the sites of ileal strictures at baseline and at week 12. These biopsies will be examined for fibrotic and inflammatory pathway activation through transcriptomics and proteomics analyses.
In addition to assessing target engagement, we intend to explore the clinical impact of AGMB-129. There are currently no approved therapies, no regulatory guidance, and no clinical development precedents to inform the selection of clinical and radiological efficacy endpoints in FSCD. Based on our initial interactions with regulatory bodies and discussions with key opinion leaders, or KOLs, we believe it is likely that the FDA and other major regulators will recommend assessing both clinical response based on a PRO instrument and radiological response. To this end we have been working alongside the STAR Consortium, an independent body founded by leading gastroenterologists. STAR has developed an initial version of a specific PRO instrument, named S-PRO, which is currently undergoing validation in a prospective observational trial in FSCD patients. STAR is also developing a specific instrument to evaluate radiological response, named the Stricture Radiology Index, or SRI. The STENOVA trial will contribute an important dataset to both the S-PRO and SRI validation efforts. We continue to work alongside STAR, regulatory bodies and KOLs in order to establish appropriate endpoints for FSCD. AGMB-129 received Fast Track Designation for the treatment of FSCD from the FDA in September 2023 which allows us to actively work with the FDA to receive ongoing guidance about the clinical trial design, including evaluation of clinical and radiological responses.
AGMB-129 has the potential to transform the treatment of FSCD
The emergence of burdensome symptomatic strictures is considered to be an inevitable consequence of long-term inflammation for the large proportion of patients with CD who progress to FSCD and eventually require surgery. We believe AGMB-129 has the potential to change the paradigm for treating FSCD patients and provide the first pharmacologic treatment for strictures. We believe AGMB-129’s antifibrotic effect through efficient blockade of TFGβ signaling in the gastrointestinal tract has the potential to address the underlying driver of strictures while avoiding the known toxicities associated with systemic TGFβ inhibition. We believe AGMB-129 has the potential to be used as a chronic treatment for patients with symptomatic strictures not requiring immediate surgical intervention.
AGMB-447 for the treatment of Idiopathic Pulmonary Fibrosis
AGMB-447, our second clinical-stage product candidate, is an inhaled small molecule inhibitor of ALK5 in development for the treatment of IPF. AGMB-447 is designed to have a high local exposure in the lung tissue. Upon absorption into the bloodstream AGMB-447 is hydrolyzed and inactivated in order to avoid potential toxicities associated with systemic inhibition of TGFβ signaling. We are conducting a randomized, double-blind, placebo-controlled Phase 1 clinical trial intended to evaluate the safety, PK, PD and target engagement of AGMB-447. We plan to enroll approximately 28 healthy subjects in the SAD portion of the trial, approximately 36 healthy subjects and 12 patients with IPF in the MAD portion of the trial. We plan to report data in healthy patients in           and in IPF patients in           .
IPF background
Pulmonary fibrosis is a severe disease characterized by rapidly progressive scarring of connective tissue within the lung. IPF, the most common type of pulmonary fibrosis, is an age-related, rare progressive fibrotic lung disease of unknown cause that has a growing clinical need and limited treatment options. IPF has a poor prognosis for patients, with an average life expectancy of less than five years. Patients with IPF develop shortness of breath and difficulty performing routine functions, such as walking and talking. Other symptoms include chronic dry cough, fatigue, weakness, chest pain and weight loss. IPF affects approximately 140,000 people in the United States, with 30,000 to 40,000 new cases being diagnosed each year. Worldwide about 3 million people are affected by IPF.
IPF treatments
There are no approved pharmacological treatments for IPF that can reverse disease pathology. Patients with IPF are managed by providing supportive care such as pulmonary rehabilitation and assisted ventilation, pharmacological interventions that may slow disease progression, and lung transplantation for eligible patients. IPF is the main cause of all lung transplantations, however, mortality on the waiting list is high due to speed of disease progression.
There are currently two FDA-approved therapies for the treatment of IPF, nintedanib, marketed as Ofev® by Boehringer Ingelheim, and pirfenidone, marketed as Esbriet® by Roche. nintedanib is an inhibitor of the tyrosine kinase activity of multiple growth factor receptors. Treatment with nintedanib has been shown to reduce the rate of decline of pulmonary function and led to significant delays in the time to acute disease exacerbation, with a trend towards increased survival. Pirfenidone has been shown to slow disease progression as reflected by improvements in lung function, exercise tolerance, and longer progression-free survival. Pirfenidone’s direct mechanism of action is not well defined. Sales of nintedanib in 2023 were $3.8 billion and sales of pirfenidone in 2021, before generic versions became available, were $1.0 billion. Despite these treatment options, we believe there is a significant unmet need for patients with IPF and a need for therapies that have the potential to improve efficacy and safety. Elevated liver enzymes have been observed in both nintedanib and pirfenidone, resulting in required monitoring of liver tests and temporary dose reduction or discontinuations for patients whose liver enzymes are elevated. Over 60% of patients treated with nintedanib experience diarrhea and 14% have elevated liver enzymes. Patients treated with nintedanib have also had drug-induced liver injury, including one patient death, with pirfenidone’s prescribing information carrying a similar warning about elevated liver enzymes. Other common side effects in patients taking pirfenidone include nausea and a photosensitive rash.
TGFβ is a key driver of fibrosis in IPF
TGFβ is produced by a wide variety of cell types in the lung including alveolar macrophages, neutrophils, fibroblasts, endothelial cells and myofibroblasts. Repetitive injury of the alveolar epithelium is understood to be a trigger for the aberrant wound healing process that drives the development of IPF. TGFβ is increased in IPF lungs, especially in alveolar epithelium and macrophages and also contributes to fibroblast functions in a paracrine fashion. All three TGFβ isoforms are expressed in the lung; however, the activation of TGFβ1 has been associated with fibrotic processes. TGFβ activates multiple pathways relevant to the pathogenesis of IPF including cell differentiation, proliferation, apoptosis, migration, and ECM production. TGFβ also induces macrophage and fibroblast recruitment as well as fibroblast proliferation in lung tissue. Disruption of TGFβ signaling has been found to limit the development of fibrosis in preclinical models of IPF. In experimental models, the expression of active TGFβ alone is sufficient to induce fibrosis. Furthermore, the inhibition of epithelial activation of TGFβ or TGFβR function prevents fibrotic progression.
In the lungs, TGFβ also stimulates expression of a number of proinflammatory and fibrogenic cytokines, such as TNFα, PDGF, IL-1β and IL-13, thereby further enhancing and perpetuating the fibrotic response. In addition, TGFβ is thought to promote lung fibrosis by suppressing production of antifibrotic molecules, such as HGF and prostaglandin E2. Despite the potential that TGFβ pathway inhibitors, such as inhibitors of ALK5, have to treat IPF, systemic toxicities have precluded their clinical development.
Our potential solution, AGMB-447
AGMB-447 is a small molecule inhibitor of ALK5 designed to be administered by inhalation, leading to inhibition of the TGFβ pathway in the lung. AGMB-447 is distinct from other ALK5 inhibitors because it was designed to be rapidly hydrolized and inactivated upon absorption into the blood stream, thereby limiting systemic exposure, and reducing the risk of known toxicities associated with systemic TGFβ inhibition, as well as the potential for drug-drug interactions. Additionally, dosing via inhalation may offer significant advantages for IPF patients as it allows the delivery of high doses directly into the lungs.
Preclinical development of AGMB-447
Summary of preclinical findings for AGMB-447
Preclinical findings	Observations
Preclinical pharmacokinetics AGMB-447 resulted in high exposure to the lung with fast hydrolysis in plasma
•
Exposure to AGMB-447 after intratracheal administration in rodents was approximately 800 to 1,000-fold higher in the lung than in plasma

•
Major metabolite of AGMB-447 in plasma, MET-093, has shown no meaningful ALK5 inhibitory activity in cellular experiments

Activity in in vivo bleomycin mouse model AGMB-447 led to dose-dependent reductions in disease severity in the bleomycin model across a number of fibrosis and inflammation readouts
•
Bleomycin model is the most widely used preclinical model for IPF due to its ability to reproduce many aspects of the disease

•
The Ashcroft score, a histological method of quantifying fibrosis, was significantly reduced with 1 mg/kg dose of AGMB-447. Similarly, lung histopathology scores were significantly reduced with AGMB-447 treatment

•
AGMB-447 also led to significant reductions in inflammation as measured by the number of leukocytes in bronchoalveolar lavage fluid

Activity in ex vivo human lung fibroblasts AGMB-447 led to dose-dependent decreases in the release of COL1A1 protein
•
Dose-dependent decreases in the release of COL1A1 protein were seen in fibroblasts from healthy human subjects and IPF patients

•
Similar results were seen with other pro-fibrotic markers such as PAI-1, FN and ITGB6

Preclinical findings	Observations
Activity in ex vivo human precision cut lung slices AGMB-447 led to dose-dependent decreases in profibrotic genes
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Precision-cut lung slices are increasingly recognized and employed as an ex vivo organotypic model

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Expression of COL1A1 was decreased in a dose-dependent manner

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Similar effects were observed for other profibrotic genes

Toxicology studies No cardiac valve lesions observed with AGMB-447
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AGMB-447 showed a differentiated safety profile as compared to data reported for previous ALK5 inhibitors as no cardiac valve lesions have been observed in GLP toxicology studies including up to chronic toxicology studies of AGMB-447 in rodents and toxicology studies in non-rodents

AGMB-447 resulted in high exposure to the lung with fast hydrolysis in plasma
AGMB-447 was designed to be hydrolized in plasma and was confirmed to have low plasma stability in human plasma in vitro. The ability to restrict exposure of AGMB-447 to the lungs was confirmed in preclinical studies. Exposure to AGMB-447 after intratracheal administration in rodents was approximately 800 to 1,000-fold higher in the lung than in plasma. The major metabolite of AGMB-447 in plasma, MET-093, has no meaningful ALK5 inhibitory activity in cellular experiments. Consistent with the low systemic exposure of AGMB-447, we have not observed cardiac valve lesions or other concerning systemic toxicities in preclinical toxicity studies, differentiating our compound from others that have been previously studied and experienced toxicity issues.
AGMB-447 exposure is restricted to the lung in rats

Intratracheal PK in rat

100000,0
10000,0
1000,0
100,0
10,0
1,0
CONCENTRATION (NM)
0
4
8
12
16
20
24
TIME (H)
High local AGMB-447 exposure in lung
No relevant AGMB-447 exposure in plasma

AGMB-447 led to dose-dependent reductions in disease severity in the bleomycin model across a number of fibrosis and inflammation readouts
The most common and best-characterized preclinical model of IPF is the bleomycin model, due to its ability to reproduce many aspects of the disease. As shown below, treatment with AGMB-447 led to dose-dependent reductions in disease severity in the bleomycin model across a number of fibrosis and inflammation readouts. In this mouse model, treatment with AGMB-447 was initiated seven days after induction of fibrosis with bleomycin, at a stage when lung fibrosis is near maximal. Intratracheal doses of AGMB-447 at 0.1 mg/kg or 1 mg/kg were administered daily. The Ashcroft score, a histological method of quantifying fibrosis, was significantly reduced with 1 mg/kg dose of AGMB-447. Similarly, lung histopathology scores were significantly reduced with AGMB-447 treatment. AGMB-447 also led to significant reductions in inflammation as measured by the number of leukocytes in bronchoalveolar lavage fluid, or BALF.
AGMB-447 showed efficacy in the Bleomycin therapeutic mice model
AGMB-447 led to dose-dependent decreases in the release of COL1A1 protein
As shown below, in ex vivo experiments using human lung fibroblasts, treatment with AGMB-447 led to dose-dependent decreases in the release of COL1A1 protein, a pro-fibrotic marker, into the supernatant of TGFβ treated cells. This effect was seen in fibroblasts from healthy human subjects and IPF patients. Similar results were obtained with other pro-fibrotic markers such as PAI-1, FN and ITGB6.
AGMB-447 reduced COL1A1 protein in human lung fibroblasts from healthy and IPF patients
AGMB-447 led to dose-dependent decreases in profibrotic genes
Precision-cut lung slices, which are small, uniform tissue slices generated from human lungs, are increasingly recognized and employed as an ex vivo organotypic model. In contrast to cell cultures, lung slices retain the cellular complexity and the architecture of the lung, providing a platform to investigate perturbations in a near-native environment. We found that the expression of TGFβ-stimulated profibrotic genes, such as COL1A1, was decreased in a dose-dependent manner after treatment with AGMB-447 in precision-cut lung tissue from patients with IPF. Similar effects were observed for other profibrotic genes such as FN1, encoding fibronectin, and PAI-1, encoding plasminogen activator inhibitor 1.

AGMB-447 reduced COL1A1 expression in hPCLS from IPF patients
AGMB-447 showed an improved safety profile over previous ALK5 inhibitors
We completed general toxicology studies up to six months in the rat and three months in the dog for AGMB-447. No cardiac valvular lesions were detected in any of the toxicology studies carried out to date in any of the species tested, as opposed to data reported from previous systemic ALK5 inhibitors which caused severe heart valve lesions in rats after only 3 to 14 days and in dogs after 1 month of treatment in early toxicology studies. Thus, we believe AGMB-447 has a differentiated and potentially improved safety profile over previous systemic ALK5 inhibitors, and we have been able to establish a therapeutic window for clinical evaluation that allows AGMB-447 to inhibit ALK5 while potentially avoiding cardiotoxicity, as opposed to prior systemic inhibitors.
Clinical development of AGMB-447
We are conducting a randomized, double-blind, placebo-controlled Phase 1 clinical trial of single- and mulitple-dose inhaled AGMB-447 to assess its safety, and target engagement in healthy subjects and IPF patients. This trial will enroll an estimated 28 healthy subjects in the single ascending dose part, 36 healthy subjects in the multiple ascending dose part and 12 patients with IPF who will be dosed with AGMB-447 for two weeks. Target engagement will be assessed by measuring the effect of AGMB-447 on TGFβ signaling through evaluation of pSMAD levels in cells isolated from BALF. pSMADs act as signaling molecules directly downstream from the TGFβ receptor, and, therefore, as a reliable biomarker for TGFβ activation. AGMB-447 or placebo will be administed by inhalation using a commercially available nebulizer. We expect to report topline data in healthy subjects in        and in IPF patients in       .
Design of the Phase 1 trial of AGMB-447
AGMB-101 for the treatment of liver cirrhosis
AGMB-101, our third product candidate, is an HGF-mimetic monoclonal antibody that acts through agonism, or stimulation, of the MET receptor and has demonstrated both antifibrotic and regenerative activity in preclinical models. HGF is a well-characterized growth factor with key roles in homeostasis and regeneration of multiple organs and tissues. Preclinical experiments have demonstrated that AGMB-101 can mimic the activity of HGF, preventing injury and accelerating tissue regeneration. We anticipate filing a regulatory submission for a Phase 1 trial of AGMB-101 in healthy subjects and patients with liver cirrhosis in           . In addition to cirrhosis, we may develop AGMB-101 for the treatment of additional liver disorders as well as gastrointestinal, pulmonary, and renal disorders.

Liver cirrhosis background
Liver cirrhosis is an advanced stage of liver fibrosis which develops in patients with chronic liver disease. The underlying causes of cirrhosis include obesity and metabolic dysfunction, viral infection, alcohol abuse, cholestatic diseases and autoimmune hepatitis. These various insults induce liver inflammation which, over time, leads to the accumulation of fibrotic scar tissue within the liver. The scar tissue that forms replaces healthy liver tissue and can impede normal blood flow through the liver causing increased pressure in the portal system. Both effects contribute to liver failure. One of the most serious complications of cirrhosis is portal hypertension caused by restricted blood flow in the portal vein and smaller veins that drain off of it. Portal vein hypertension is the most common cause of hospitalization and death in people with cirrhosis. Patients with cirrhosis are classified as having compensated cirrhosis or decompensated cirrhosis. Patients with compensated cirrhosis have asymptomatic disease and a median survival of up to twelve years. Progression into decompensated cirrhosis is associated with the development of overt decompensation events, including severe gastrointestinal bleeding, encephalopathy, ascites, severe systemic infections, as well as cardiac and renal failure. These patients have a median survival of approximately two years.
Worldwide it is estimated that there are 110 million to 130 million cases of cirrhosis, approximately 90% of which are compensated cirrhosis. In 2019 cirrhosis led to 1.5 million deaths. In the United States, 4.9 million people have cirrhosis. Annual direct and indirect costs for the care of cirrhosis exceed $12.0 billion in the United States alone. In the United States in 2023, chronic liver disease and cirrhosis were the tenth leading cause of death.
Liver cirrhosis treatments
Medical care for patients with liver cirrhosis focuses on treating the underlying causes of cirrhosis including antiviral therapy, anti-cholestatic agents, alcohol abstinence, and metabolic therapies for metabolic dysfunction-associated steatohepatitis. Medical management also focuses on managing symptoms and complications of cirrhosis. However, there is no specific therapy for the treatment of cirrhosis. While liver transplantation may be an option for some patients, not all are eligible due to factors such as organ availability and overall health.
Our potential solution, AGMB-101
We are developing AGMB-101, an HGF-mimetic monoclonal antibody. We have generated preclinical data which suggests that activation of this receptor with AGMB-101 can mimic the effects of HGF, potentially reversing the fibrotic process in cirrhosis and stimulating the regeneration of healthy liver cells to restore hepatic function.
AGMB-101 was created on the argenx Simple® antibody platform using the antibody-binding domains of antibodies generated in llamas to the extracellular domain of the HGF receptor. These domains were humanized and combined with human IgG1 heavy chains to create AGMB-101. AGMB-101 also contains a set of mutations, referred to as LALA mutations, which decrease binding to the FcRg receptors, reducing its ability to activate the immune system.
AGMB-101 is distinct from most other antibodies in that it functions as an agonist of the HGF receptor. Incubation of HGF-receptor-expressing cells with AGMB-101 resulted in phosphorylation of the receptor and downstream proteins in the HGF signaling pathway in a dose-dependent manner. AGMB-101 treatment of cells recapitulated HGF activity in various assays such as protection against drug-induced apoptosis, epithelial cell scattering and branching morphogenesis.
In vivo, AGMB-101 mimicked the biology of HGF in models designed to measure its protective, antifibrotic and regenerative potential to treat fibrotic diseases in multiple organs including the liver. In a DSS colitis model, treatment with AGMB-101 reduced disease severity, potentially by restoring the intestinal barrier and stimulating repair of intestinal lesions induced by DSS. In a carbon tetrachloride, or CCl4, model of chronic liver injury, treatment with AGMB-101 for four weeks reduced fibrosis. In a partial hepatectomy model, mice with pre-existing CCl4-induced liver damage were subjected to hepatectomy in which 70% of the liver was removed. Treatment with AGMB-101 improved survival and triggered robust hepatocellular regeneration resulting in significantly higher liver weight compared to treatment with a control antibody. Based on these and other data, we believe AGMB-101 may potentially be effective in fibrotic liver disorders.
AGMB-101 treatment had in vivo activity in models corresponding to the prevention or treatment of fibrotic diseases
Future plans for clinical development of AGMB-101
We anticipate filing a regulatory submission for a Phase 1 trial of AGMB-101 in healthy subjects and patients with liver cirrhosis in           . In addition to cirrhosis, AGMB-101 has shown potential for the treatment of additional liver disorders as well as gastrointestinal, pulmonary, and renal disorders.
Manufacturing and supply
We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on third-party contract development and manufacturing organizations, or CDMOs, for the manufacture and supply of the active pharmaceutical ingredients, or APIs, of our product candidates for preclinical studies and clinical trials, as well as for the commercial manufacture and supply of our product candidates, if approved. We also rely on CDMOs for the manufacture and supply of the inhalation device needed to administer our AGMB-447 product candidate in clinical trials, as well as for the commercial manufacture and supply thereof, if our AGMB-447 product candidate is approved. As our development programs expand and we build new process efficiencies, we expect to continually evaluate this strategy with the objective of satisfying demand for our clinical trials and, if approved, the manufacture, sale and distribution of commercial products. We believe we maintain and will have access to sufficient supply to avoid any material disruptions in the event of any need to replace one or more of our suppliers. We plan to secure additional supply sources as our product candidates advance, including for the commercial manufacture and supply of any products we successfully develop. All of our clinical-stage product candidates are manufactured under current Good Manufacturing Practice, or cGMP, through reliable and reproducible processes using standard equipment and readily available starting materials.
Competition
The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, strong competition and an emphasis on proprietary products. While we believe that our R&D capabilities, expertise in growth factor biology, ability to execute business development transactions, agility and personnel provide us with competitive advantages, we face substantial competition from many different sources, including larger pharmaceutical companies with greater resources. Smaller specialized biotechnology and biopharmaceutical companies, academic research institutions, governmental agencies, as well as public and private institutions are also potential sources of competitive products and technologies, including through collaborative arrangements with large and established biopharmaceutical companies to (i) obtain support for their research, development and commercialization of products or (ii) combine several treatment approaches to develop longer lasting or more efficacious treatments that may potentially directly compete with our current or future product candidates. Mergers and acquisition activity in the pharmaceutical, biopharmaceutical and biotechnology sector is likely to result in greater resource concentration among a smaller number of our competitors. We also face competition in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and enrolling patients for clinical trials, and acquiring technologies complementary to, or necessary for, our programs. We believe that the key competitive factors affecting the success of any of our product candidates will include efficacy, safety profile, convenience, method of administration, cost, level of promotional activity and intellectual property protection.
In addition to the current standard-of-care treatments to address the diseases we are targeting in therapeutic development programs, numerous commercial and academic preclinical studies and clinical trials are being undertaken by a large number of parties to assess novel technologies and product candidates.
There are a number of large biopharmaceutical companies that are currently pursuing the development of products for the treatment of various fibrosis indications. Companies that we are aware of that aim to inhibit various parts of the TGF-β pathway for the treatment of fibrosis, include large companies with significant financial resources such as Merck & Co., Inc., Sanofi S.A., Roche Holding AG, Boehringer Ingelheim International GmbH, Bristol Myers Squibb Co. and Amgen Inc. We are aware of several marketed and investigational products in our leading disease areas, including but not limited to:
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AGMB-129 for FSCD: We will compete with companies currently developing product candidates for FSCD, such as Redx Pharma. Companies currently developing product candidates in CD with a potential anti-fibrotic effect include Merck & Co., Sanofi S.A., Roche Holding AG and Spyre Therapeutics, Inc. There are also approved gastrointestinal-restricted products for the treatment of inflammatory bowel disease, such as the corticosteroid, budesonide. In addition, companies developing gastrointestinal-restricted product candidates in inflammatory bowel disease include AbbVie Inc., Eli Lilly and Morphic Therapeutic, Inc.

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AGMB-447 for IPF: There are currently two approved products for the treatment of IPF; Esbriet, marketed by Roche Holding AG, and Ofev, marketed by Boehringer Ingelheim International GmbH. Companies currently developing product candidates in IPF using TGF-β based approaches include Merck & Co., Pliant Therapeutics, Inc. and MannKind Corporation. Companies currently developing product candidates in IPF more generally include Boehringer Ingelheim International GmbH, Bristol-Myers Squibb Co., Amgen Inc., CSL Limited, PureTech Health, Redx Pharma, Vicore Pharma Holding AB, Roche Holding AG, Novartis AG, Endeavor BioMedicines, Avalyn Pharma Inc. and Aileron Therapeutics, Inc.

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AGMB-101 for liver cirrhosis: There are a number of companies focused on the development of product candidates for liver cirrhosis or liver-related diseases, such as Amgen, Inc., AstraZeneca PLC, Boehringer Ingelheim International GmbH, Eli Lilly, Gilead Sciences, Inc., GSK plc, Johnson & Johnson, Merck & Co., Inc., Novo Nordisk A/S, Pfizer Inc., Roche Holding AG and Takeda Pharmaceutical Company Limited, as well as biotechnology companies such as Altimmune, Inc., Arrowhead Pharmaceuticals, Inc., 89bio, Inc., Inventiva Pharma SA, Madrigal Pharmaceuticals, Inc. and Viking Therapeutics, Inc.

Our commercial opportunity could be reduced or eliminated if one or more of our competitors develop and commercialize products that are safer, more effective, better tolerated, or of greater convenience or economic benefit than our proposed product offering. Our competitors also may be in a position to obtain FDA or other regulatory approval for their products more rapidly, resulting in a stronger or dominant market position before we are able to enter the market.
Intellectual property
Our success depends in part upon our ability to protect our technology and intellectual property. We strive to protect the proprietary technologies that we believe are important to our business by relying on patents and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements. Our intellectual property is critical to our business and we strive to protect it through a variety of approaches, including by obtaining and maintaining patent protection in various countries for our product candidates. This includes plans to pursue and maintain patent protection intended to cover the composition of matter of AGMB-129, AGMB-447 and AGMB-101, their methods of use, and other related technologies and inventions that are important to our business. Additionally, although we have pending patent applications, we have no issued patents for AGMB-447 and no issued patents in the United States for AGMB-129. In addition to seeking patent protection, we also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Trade secrets can be difficult to protect, and while we have confidence in the measures we take to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.
Our commercial success depends in part upon our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions and know-how related to our business, defend and enforce our intellectual property rights, in particular, our patent rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others. For more information regarding the risks related to our intellectual property, please see “Risk factors—Risks related to our intellectual property”.
Patent portfolio
As of June 1, 2024, our patent estate included two issued U.S. patents, five pending U.S. patent applications, seven issued foreign patents and over 60 pending foreign patent applications (including seven pending European patent applications).
AGMB-129
We have two patent families relating to our AGMB-129 product candidate. The first patent family includes composition of matter and method of treatment claims directed to AGMB-129. This patent family includes two issued patents, in China and Eurasia, a pending U.S. non-provisional patent application, and 18 pending ex-U.S. patent applications in North America (such as Canada and Mexico), South America (such as Argentina and Brazil), Europe, Asia (such as India, Japan, Malaysia, Singapore and South Korea), the Middle East (such as Israel and Saudi Arabia) and Australia. The patent and the pending patent applications, if issued, are expected to expire in 2040, without giving effect to any potential patent term extensions or adjustments and assuming all maintenance fees are paid. The second patent family includes a European priority application with claims directed to certain physical forms, including salts, polymorphic forms and compositions, of AGMB-129. Any national or regional stage applications claiming priority to this European application, if filed and issued, are expected to expire in 2045, without giving effect to any potential patent term extensions or adjustments and assuming all maintenance fees are paid.
AGMB-447
We have one patent family with composition of matter and method of treatment claims directed to AGMB-447. This patent family includes a pending U.S. non-provisional patent application and 20 pending ex-U.S. patent applications in North America (such as Canada and Mexico), South America (such as Argentina and Brazil), Europe, Asia (such as China, India, Japan, Malaysia and South Korea), the Middle East (such as Israel and Saudi Arabia), Australia and New Zealand. These pending patent applications, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions or adjustments and assuming all maintenance fees are paid.
AGMB-101
We have three patent families relating to our AGMB-101 product candidate. The first patent family includes composition of matter claims and method of treatment claims directed to AGMB-101. This patent family includes seven issued patents, in the U.S., China, India, Japan, South Korea (two issued patents) and Russia, two pending U.S. non-provisional patent applications, and 17 pending ex-U.S. patent applications in North America (such as Canada and Mexico), South America (such as Brazil), Europe, Asia (such as China, India, Japan and South

Korea), Australia and Russia. The patents and the pending patent applications, if issued, are expected to expire in 2037, without giving effect to any potential patent term extensions or adjustments and assuming all maintenance fees are paid. The second patent family is directed to the use of an anti-MET agonistic antibody such as AGMB-101 in treating diabetes by promoting pancreatic islet cell growth. This patent family includes a pending U.S. non-provisional patent application, eight pending ex-U.S. patent applications in North America (such as Canada), Europe, Asia (such as China, India and Japan) and Australia. These pending patent applications, if issued, are expected to expire in 2039, without giving effect to any potential patent term extensions or adjustments and assuming all maintenance fees are paid. The third patent family is directed to the use of AGMB-101 in treating cancer or colorectal fibrosis. This patent family includes an issued U.S. patent relating to the use of AGMB-101 in treating colorectal cancer and a pending patent application in Europe. The patent and the pending patent application, if issued, are expected to expire in 2039, without giving effect to any potential patent term extensions or adjustments and assuming all maintenance fees are paid.
General remarks on patent protection
The patent positions for biopharmaceutical companies are generally uncertain and can involve complex legal, scientific and factual issues. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that our AGMB-129, AGMB-447 and AGMB-101 product candidates will be protected or remain protectable by enforceable patents, even if issued. We cannot predict whether the patent applications we are currently pursuing will issue as granted patents in any particular jurisdiction or whether the claims of any granted patent will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties. The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries where we may elect to file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office, or USPTO, in granting a patent. A United States patent term may be shortened, if a patent is terminally disclaimed by its owner, over another patent.
In the United States, the term of a patent covering an FDA-approved drug may be eligible for a patent term extension under The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. It is possible that an issued United States patent covering AGMB-129, AGMB-447 or AGMB-101 may be entitled to a patent term extension. If any of our product candidates receives FDA approval, we intend to apply for a patent term extension, if available, to extend the term of the patent that covers the approved product candidate. We also intend to seek patent term extensions in any jurisdictions where they are available. However, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.
In addition to patent protection, we may rely on other forms of regulatory and legislative non-patent exclusivity protection that are typically triggered by marketing approval of a product. In the United States, these include orphan drug exclusivity, pediatric exclusivity, new chemical entity exclusivity for drugs such as AGMB-129 and AGMB-447, and reference product exclusivity for biologics such as AGMB-101. The European Union, which we refer to as the European Union, or EU, and many other key markets outside the United States, have comparable forms of such exclusivity. However, there is no guarantee that we will obtain any of these forms of exclusivity protection for AGMB-129, AGMB-447, AGMB-101 or any future product candidate.
Trade secrets and proprietary information
We also rely on trade secret protection for our proprietary information that is not amenable to, or that we do not consider appropriate for, patent protection, including, for example, certain aspects of our manufacturing processes. However, trade secrets can be difficult to protect. Although we take steps to protect our proprietary information, including restricting access to our premises and our confidential information, as well as entering into agreements with our employees, consultants, advisors, contract research organizations, contract manufacturing organizations and potential collaborators, these agreements may be breached and we may not have adequate remedies for any breach. In addition, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information or disclose our technology. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”
Government regulation
Government authorities in the United States, at the federal, state and local level, and in the European Union and other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of drug and biological products. In addition, some jurisdictions regulate the pricing of drug and biological products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.
Licensure and regulation of drugs and biologics in the U.S.
In the U.S., drug and biological products used for the prevention, treatment, or cure of a disease or condition in humans are subject to regulation under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations, although biologics are approved for marketing under provisions of the Public Health Service Act, or the PHSA, via biologics license applications, or BLAs. The application process and requirements for approval of BLAs are very similar to those for NDAs. The failure to comply with applicable U.S. requirements at any time during the product development process, including preclinical testing and clinical testing, the approval process or post-approval marketing may subject an applicant to delays in the conduct of a clinical trial, regulatory review and approval, and/or administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA’s refusal to allow an applicant to proceed with clinical testing, refusal to approve pending applications, application or license suspension or revocation, warning or untitled letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines and civil or criminal investigations and penalties brought by the FDA or the Department of Justice or other governmental entities.
An applicant seeking approval to market and distribute a new drug or biologic in the U.S. generally must satisfactorily complete each of the following steps:
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preclinical laboratory tests, animal studies and formulation studies performed in accordance with applicable regulations, which may include good laboratory practices, or GLPS;

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submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;

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approval by an institutional review board, or IRB, or ethics committee, or EC, for each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials to establish the safety and effectiveness of the product candidate for each proposed indication, in accordance with GCPs;

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preparation and submission to the FDA of an NDA for a drug product or a BLA for a biological product requesting marketing for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product and proposed labeling;

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one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with current good manufacturing practice, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;
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FDA audits of certain clinical trial sites to assure compliance with GCPs, and the integrity of clinical data in support of the NDA or BLA;

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payment of user fees and securing FDA approval of the NDA or BLA; and

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compliance with any post-approval requirements, including any postmarketing studies required by the FDA.

Before testing any product candidate in humans, the product candidate must undergo preclinical testing. Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as animal studies to evaluate the potential for activity and toxicity. The conduct of the preclinical tests and formulation of the compounds for testing must comply with applicable regulations and requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about the product candidate or conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and places the proposed clinical trial on clinical hold. In that case, the IND sponsor and the FDA must resolve the FDA concerns before the clinical trial can begin.
As a result, submission of the IND may result in the FDA not allowing the clinical trial to commence or on the terms originally specified by the sponsor in the IND. If the FDA imposes a partial or complete clinical hold, this action would delay either a proposed clinical trial or cause suspension of an ongoing clinical trial, or in the case of a partial clinical hold place limitations on the conduct of the clinical trial such as duration of treatment, until all outstanding concerns have been adequately addressed and the FDA has notified the company that investigation may proceed and then only under terms authorized by the FDA. This could cause significant delays or difficulties in completing planned clinical trials in a timely manner. The FDA may impose clinical holds on a drug or biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance.
Human clinical trials in support of an NDA or BLA
Clinical trials involve the administration of the product candidate to healthy subjects or patients with the disease to be treated under the supervision of a qualified principal investigator in accordance with GCPs, including informed consent requirements. Clinical trials are conducted under clinical trial protocols detailing, among other things, the objectives of the clinical trial, inclusion and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.
A sponsor who wishes to conduct a clinical trial outside the U.S. may, but is not required to, conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of the NDA or BLA so long as the clinical trial is well-designed and conducted in accordance with GCPs, including review and approval by an independent ethics committee, and the FDA is able to validate the clinical trial data through an onsite inspection, if necessary.
Further, each clinical trial must be reviewed and approved by an IRB or, if applicable, an Ethics Committee, either centrally or individually at each institution at which the clinical trial will be conducted. The IRB or the Ethics Committee will consider, among other things, clinical trial design, patient informed consent, ethical factors and the safety of human subjects. An IRB must operate in compliance with FDA regulations. The FDA, IRB, the Ethics Committee or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or the subjects or patients are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or data monitoring committee. This group may recommend continuation of the clinical trial as planned, changes in clinical trial conduct, or cessation of the clinical trial at designated check points based on access to certain data from the clinical trial.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Additional clinical trials may be required after approval.
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Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and PD in healthy humans or, on occasion, in patients, such as cancer patients.

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Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger Phase 3 clinical trials.

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Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population to gather additional information about safety and effectiveness necessary to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling.

In some cases, the FDA may approve an NDA or BLA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Such post-approval clinical trials are typically referred to as Phase 4 clinical trials. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to confirm clinical benefit in the case of products approved under accelerated approval. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement or to request a change in the product labeling. Failure to exhibit due diligence in conducting required Phase 4 clinical trials could result in withdrawal of approval or other FDA enforcement action.
Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and the investigators within 15 days after the clinical trial sponsor determines that serious and unexpected suspected adverse events or findings from other clinical trials or animal or in vitro testing that suggest a significant risk for human subjects qualify for reporting. The sponsor must also submit an IND safety report to the FDA for any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.
A product candidate being studied in clinical trials may be made available for treatment of individual patients in certain circumstances. Pursuant to the 21st Century Cures Act, the manufacturer of an investigational drug for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access to an investigational product. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 clinical trial of the investigational product, or as applicable, 15 days after the investigational product receives a designation as a breakthrough therapy, fast track product, or regenerative advanced therapy.
Sponsors of clinical trials of drug and biological products are required to register and disclose certain clinical trial information on the website www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, clinical trial sites and investigators, and other aspects of a clinical trial are then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion, although disclosure of such results can be delayed in certain circumstances. .
Review and approval of an NDA or BLA
The results of product candidate development, preclinical testing and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product. The NDA or BLA must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling as well as payment of a user fee.

The FDA has 60 days after submission of the application to conduct an initial review to determine whether the NDA or BLA is sufficiently complete to permit substantive review. If the FDA determines the NDA or BLA is not sufficiently complete, it will refuse to file the application. Once the submission has been filed, the FDA begins an in-depth review of the application. Under the goals agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has 10 months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for a priority review of an application, for a total review time of 12 or 8 months, respectively. The FDA does not always meet its PDUFA goal dates for standard and priority reviews. The review process and the PDUFA goal date may also be extended if the FDA so requests or if the applicant otherwise provides additional information or clarification during the review process regarding information already previously provided in the submission.
As part of the review process, the FDA typically will inspect the facility or facilities where the product candidate is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency, and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.
After the FDA’s evaluation of the application and accompanying information, including the results of any inspections of the manufacturing facilities and any FDA audits of clinical trial sites to assure compliance with GCPs, the FDA will issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. If the application is not approved, the FDA will issue a complete response letter, which will identify the deficiencies in the application and the conditions that must be met in order to secure approval of the application, and when possible, will outline recommended actions the sponsor might take to obtain approval of the application. Sponsors that receive a complete response letter may submit to the FDA information that represents a complete response to the issues identified by the FDA, withdraw the application or request a hearing. The FDA will not approve an application until issues identified in the complete response letter have been addressed.
The FDA may also refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. In particular, the FDA may refer applications for novel product candidates or product candidates that present difficult questions of safety or efficacy to an advisory committee. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Even if the FDA approves an NDA or BLA, it may limit the approved indications for use of the product. It may also require that contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may call for post-approval studies, including Phase 4 clinical trials, to further assess the product’s safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including a Risk Evaluation and Mitigation Strategy, or REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs.
After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Such regulatory reviews can result in denial or modification of the planned changes, or requirements to conduct additional tests or evaluations that can substantially delay or increase the cost of the planned changes.
Regulation of combination products in the United States
Certain products may be comprised of components, such as drug components, biologic components and device components, that would normally be regulated under different types of regulatory authorities, and frequently by different centers at the FDA. These products are known as combination products.
Under the FDCA and its implementing regulations, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. The designation of a lead center generally eliminates the need to receive approvals from more than one FDA center for combination products, although it does not preclude consultations by the lead center with another FDA center. The determination of which center will be the lead center is based on the “primary mode of action” of the combination product.
A combination product with drug primary mode of action, such as a drug delivered via a nebulizer, generally would be reviewed and approved under the new drug approval process; however, FDA reviewers in the relevant drug review division could consult with their counterparts in the device center to ensure that the device component of the combination product meets applicable requirements regarding safety, effectiveness, durability and performance.
Following approval of a combination product, each component of a combination product retains its regulatory status (as a drug or device, for example) and is subject to the requirements established by the FDA for that type of component. Accordingly, under FDA regulations, drug-device combination products are subject to both the cGMP requirements for drugs and the FDA’s Quality System Regulation applicable to medical devices.
Fast track, breakthrough therapy and priority review designations
The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as fast track designation, breakthrough therapy designation and priority review designation.
The FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s application before the application is complete. This rolling review may be available if the sponsor provides, and the FDA approves, a schedule for the submission of the remaining information and the sponsor must pay the applicable user fee. The FDA’s review goal does not begin until the last section of the application is submitted, however. Fast Track Designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.
A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process, providing timely advice to the product sponsor regarding development and approval, involving more senior staff in the review process, assigning a cross-disciplinary project lead for the review team, and taking other steps to help design the clinical trials in an efficient manner.
The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness of the treatment, diagnosis, or prevention of such condition. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from 10 months to 6 months.
Accelerated approval pathway
The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.
For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radio-graphic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.
The accelerated approval pathway is often appropriate in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly.
The accelerated approval pathway is generally contingent on a sponsor’s agreement to conduct one or more post-approval confirmatory clinical trials or studies to verify and describe the product’s clinical benefit. These confirmatory clinical trials must be completed with due diligence, and failure to conduct or confirm a clinical benefit in post-marketing studies may prompt the FDA to withdraw the product from the market on an expedited basis. Unless otherwise informed by the FDA, all promotional materials for products approved under accelerated approval are subject to prior review by the agency. Pursuant to the Food and Drug Omnibus Reform Act , or FDORA, enacted in December 2022, the FDA is authorized to require a post-approval clinical trial to be underway prior to approval or within a specified time period following approval. Under FDORA, the FDA also has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.
Post-approval regulation
If regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all post-approval regulatory requirements as well as any post-approval requirements that the FDA has imposed as part of the approval process. The sponsor will be required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements for advertising and promotional labeling. Manufacturers and other parties involved in the drug supply chain for prescription drug and biological products must also comply with product tracking and tracing requirements and notify the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the U.S. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon manufacturers. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs and other regulatory requirements.
The FDA may revoke or suspend the approval of an NDA or BLA if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS program. FDA also has authority to require post-market studies and labeling changes, where appropriate. Other potential consequences for a failure to maintain regulatory compliance include, among other things:
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restrictions on the marketing or manufacturing of the product, product recalls, or complete withdrawal of the product from the market;

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fines, untitled letters or warning letters or holds on post-approval clinical trials;

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refusal of the FDA to approve pending applications or supplements to approved applications;

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product seizure or detention, or refusal to permit the import or export of products; or

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injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of drug and biological products that are placed on the market. Promotional materials must be submitted to the FDA at the time of their first use, and products may be promoted only for their approved indications and in a manner that is consistent with the approved labeling. Although physicians may prescribe legally available products for unapproved uses or in patient populations that are not described in the product’s approved labeling (known as off-label use), companies with approved products may not market or promote such off-label uses. The FDA and other agencies enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities.
Orphan drug designation
Orphan drug designation in the U.S. is designed to encourage sponsors to develop products intended for rare diseases or conditions. In the U.S., a rare disease or condition is statutorily defined as a condition that affects fewer than 200,000 individuals in the U.S. or that affects more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available the product for the disease or condition will be recovered from sales of the product in the U.S.
Orphan drug designation qualifies a company for tax credits and market exclusivity for seven years following the date of the product’s marketing approval if granted by the FDA and if it is the first FDA approval for that product for the disease for which it has such designation. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. If the FDA grants orphan drug designation, the generic identity of the product and its potential orphan use are disclosed publicly by the FDA. The product must then go through the review and approval process like any other product in order to be marketed.
A sponsor may request orphan drug designation of a previously unapproved product or new orphan indication for an already marketed product. In addition, a sponsor of a product that is otherwise the same product as an already approved orphan drug may seek and obtain orphan drug designation for the subsequent product for the same rare disease or condition if it can present a plausible hypothesis that its product may be clinically superior to the first drug. In the case of a biological product, whether said biological product is the same as another product for orphan drug designation purposes is based on whether the two products have the same principal molecular structural features. More than one sponsor may receive orphan drug designation for the same product for the same rare disease or condition, but each sponsor seeking orphan drug designation must file a complete request for designation.
If orphan drug exclusivity is granted by the FDA, the period of exclusivity begins on the date that the marketing application is approved by the FDA and applies only to the indication for which the product has been designated. The FDA may approve a second application for the same product for a different use or a second application for a clinically superior version of the product for the same use. The FDA cannot, however, approve the same product made by another sponsor for the same indication during the orphan drug exclusivity period unless it has the consent of the sponsor or the sponsor is unable to provide sufficient quantities of the product.
Pediatric studies and exclusivity
Under the Pediatric Research Equity Act of 2003, or PREA, an NDA, BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric sub-populations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. During development, sponsors must also submit pediatric clinical trial plans that contain an outline of the proposed pediatric clinical trial or studies the applicant plans to conduct, including clinical trial objectives and design, any deferral or waiver requests and other information required by regulation.
The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, PREA does not apply to a drug or biological product for an indication for which orphan designation has been granted, except that PREA will apply to an original application for a new active ingredient that is orphan-designated if the product candidate is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA determines to be substantially relevant to the growth or progression of a pediatric cancer.
Pediatric exclusivity is another type of non-patent marketing exclusivity in the U.S. and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity. This six-month exclusivity may be granted if a sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, and the reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity cover the product are extended by six months.
Generic drug competition and exclusivity
The Hatch-Waxman Amendments to the FDCA established an abbreviated regulatory framework authorizing the FDA to approve generic drugs that are shown to contain the same active ingredients as, and to be bioequivalent to, pharmaceutical products previously approved by the FDA pursuant to an NDA. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the FDA. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, bioequivalence, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. ANDAs are “abbreviated” because they generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference-listed drug, or RLD.
For an ANDA to be approved, the FDA must find that the generic version is the same as the RLD with respect to the active ingredients, route of administration, dosage form, and strength and conditions of use of the drug. The FDA must also determine that the generic drug is bioequivalent to the RLD. Under the statute, a generic drug is bioequivalent to an RLD if the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the RLD. Upon approval of an ANDA, the FDA determines whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider a therapeutically equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the intervention of the prescribing physician.
The Hatch-Waxman Amendments also specify a period of five years of non-patent regulatory exclusivity for a new drug containing a new chemical entity, or NCE. An NCE is a drug that contains no active moiety, which is the molecule or ion responsible for the physiological or pharmacological action of the drug substance, that has previously been approved by the FDA in any other NDA. Where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of the five-years exclusivity, unless the ANDA is accompanied by a Paragraph IV certification, which states that the proposed drug will not infringe the RLD’s listed patents or that such patents are invalid or unenforceable, in which case the applicant may submit its application four years following the RLD approval.
The Hatch-Waxman Amendments also specify a period of three years of exclusivity if an NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. Three-year exclusivity would be available for a drug product that contains a previously approved active moiety, provided the statutory requirement for a new clinical investigation is satisfied.
Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that a generic applicant relies on studies conducted for an already approved product, the applicant is required to certify to the FDA with respect to each patent that:
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the required patent information has not been filed;

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the listed patent has expired;

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the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

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the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not provide a Paragraph IV certification against the listed patents or indicates that it is not seeking approval of a patented method of use, the application will not be approved until all the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the applicant is not seeking approval).
If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV notice automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the applicant. The ANDA also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the RLD drug has expired.

Biosimilar competition and exclusivity
The Biologics Price Competition and Innovation Act, or BPCIA, established a regulatory framework authorizing the FDA to approve biosimilars. Under the BPCIA, an applicant may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product, or reference product. For the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.
Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The BPCIA also established an exclusivity period for the first biosimilar approved as an interchangeable product. Biosimilar products deemed interchangeable by the FDA may be substituted by pharmacies depending on state law.
U.S. patent term restoration
Depending upon the timing, duration and specifics of FDA approval of product candidates, some of a sponsor’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term for an eligible patent of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date and only those claims covering such approved product, a method for using it or a method for manufacturing it may be extended. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted within sixty (60) days of approval from FDA and prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.
Regulation and procedures governing approval of medicinal products in the EU and the UK
In order to market any medicinal product outside of the U.S., a company also must comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, with respect to the EU, no medicinal product may be placed on the market of a respective EU Member State unless a marketing authorization has been granted by the competent authorities of that Member State, or a centralized marketing authorization has been granted by the European Commission. Similar requirements apply in Great Britain. The process governing approval of medicinal products in the EU and Great Britain generally follows the same lines as in the U.S. It entails satisfactory completion of pharmaceutical development, pre-clinical trials and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication.

Clinical trial approval
On January 31, 2022, the Clinical Trials Regulation (EU) No 536/2014, or CTR, entered into application, and replaced the Clinical Trials Directive 2001/20/EC. The transitional provisions of the CTR offered sponsors the possibility to choose between the requirements of the previous Directive and the CTR if the request for authorization of a clinical trial was submitted by January 30, 2023. If the sponsor chose to submit under the previous Directive, the clinical trial continues to be governed by the Directive until three years after the CTR became applicable (i.e., January 30, 2025). If a clinical trial continues for more than three years after the CTR became applicable, the CTR will at that time begin to apply to the clinical trial (i.e., from January 31, 2025). The CTR, which is directly applicable in all EU Member States, aims to simplify and streamline the approval of clinical trials in the EU. The main characteristics of the CTR include: a streamlined application procedure via a single-entry point through the Clinical Trials Information System; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). For clinical trials involving more than one Member State, the assessment process for Part I includes (i) an initial assessment phase performed by the reporting Member State, (ii) a coordinated review phase involving all Member States concerned, and (iii) a consolidation phase performed by the reporting Member State. Part II is assessed separately by each concerned Member State. Strict deadlines have been established for the assessment of clinical trial authorization applications.
Prior to its exit from the EU, the UK implemented the EU Clinical Trials Directive 2001/20/EC into national law through the Medicines for Human Use (Clinical Trials) Regulations 2004 (as amended). However, implementation of the EU CTR took place after the UK’s departure from the EU, and so this does not apply in the UK. The Medicines and Healthcare products Regulatory Agency, or the MHRA, the UK medicines regulator, ran a consultation on reforms to the UK clinical trials legislation, which closed in March 2022. The outcome of that consultation was published in March 2023 and includes proposals to reform the clinical trials legislative framework, although the specific content and timeline for reform are not yet determined.
The UK government has enacted the Medicines and Medical Devices Act 2021. The purpose of the act is to enable the existing regulatory frameworks in relation to human medicines and clinical trials of human medicines, among others, to be updated. The powers under the act may only be exercised in relation to specified matters and must safeguard public health.
The Medicines and Medical Devices Act 2021 supplements the UK Medical Devices Regulations 2002, or the UK Regulations, which are based on the EU Medical Devices Directive as amended to reflect the UK’s post-Brexit regulatory regime. Notably, the UK Regulations do not include any of the revisions that have been made by the EU Medical Devices Regulation (EU) 2017/745, which, since May 26, 2021, applies in all EU Member States.
The MHRA conducted a comprehensive consultation in 2021 on proposals to develop a new UK regime for medical devices in the UK. The proposals include more closely aligning definitions for medical devices and in vitro medical devices with internationally recognized definitions and changing the classification of medical devices according to levels or risk. The proposals are intended to improve patient and public safety and increase the appeal of the UK market. Core aspects of the new regime are planned to come into force on July 1, 2025, with strengthened post-market surveillance proposals to be introduced ahead of this in 2023.
Under the Medical Devices (Amendment) (Great Britain) Regulations 2023, CE marked European medical devices will continue to be accepted for sale in the UK until 2028 or 2030 (depending on the type of device).
Marketing authorization
To obtain a marketing authorization for a product under the EU regulatory system, an applicant must submit a marketing authorization application, either to the European Medicines Agency, or the EMA, using the centralized procedure or to competent authorities in the EU Member State using the other procedures (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU. Regulation (EC) No. 1901/2006 concerning medicinal products for pediatric use provides that, in order to obtain a marketing authorization in the EU, an applicant must submit (i) either the results of all studies performed and details of all information collected in compliance with an agreed pediatric investigation plan, or PIP, or (ii) a decision of the EMA granting a product-specific waiver, class waiver, or a deferral with respect to a PIP.
The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all EU Member States, and in the additional Member States of the European Economic Area, or the EEA, (Norway, Iceland and Liechtenstein). Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (gene therapy, somatic cell therapy or tissue engineered products) and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer and auto-immune diseases and other immune dysfunctions, viral diseases and neurodegenerative disorders. The centralized procedure is optional for products that contain an active substance for any other indications which, on May 20, 2004, as not authorized in the EU, or which are a significant therapeutic, scientific or technical innovation or whose authorization would be in the interest of patients’ health at the EU level.
Under the centralized procedure, the EMA’s Committee for Medicinal Products for Human Use, or CHMP, is responsible for conducting the assessment of a product to define its risk/benefit profile. The CHMP recommendation is then sent to the European Commission, which adopts a decision binding in all EEA Member States. Under the centralized procedure, the maximum timeframe for the evaluation of a marketing authorization application is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of a marketing authorization application considerably beyond 210 days. Accelerated evaluation may be granted by the CHMP in exceptional cases upon request of the applicant, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days (excluding clock stops), but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment.
Following the departure of the UK from the EU, Great Britain is no longer covered by centralized marketing authorizations (under the Northern Ireland Protocol, centralized EU authorizations currently continue to be recognized in Northern Ireland). However, on January 1, 2024, a new International Recognition Procedure was put in place by the MHRA, under which the MHRA takes into account decisions on the approval of marketing authorizations made by the EMA and certain other regulators to conduct a targeted assessment of an application for a marketing authorization in the UK.
Data and market exclusivity
In the EU, innovative medicinal products, approved on the basis of a complete and independent data package, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The data exclusivity, if granted, prevents generic or biosimilar applicants from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU, for a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed in the EU until the expiration of the market exclusivity period. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains a marketing authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained a marketing authorization based on an Marketing Authorisation Application, or an MAA, with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials. Similar arrangements apply in the UK.
Orphan designation and exclusivity
Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan product by the European Commission if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition, (2) either (i) the prevalence of the condition is not more than five in ten thousand persons in the EU when the application is made, or (ii) without incentives it is unlikely that the marketing of the product in the EU would generate sufficient return to justify the necessary investment in its development and (3) there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the EU or, if such method exists, the medicinal product will be of a significant benefit to those affected by that condition.
An orphan designation provides a number of benefits, including fee reductions and, regulatory assistance. If a marketing authorization is granted for an orphan medicinal product, this results in a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA, the European Commission nor the EU Member States can grant a marketing authorization for a “similar medicinal product” in the same indication as the authorized orphan product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in a currently authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation because, for example, the product is sufficiently profitable not to justify maintenance of market exclusivity. A marketing authorization may be granted to a similar medicinal product in very select cases, such as if (i) it is established that the similar medicinal product is safer, more effective or otherwise clinically superior to the authorized orphan product; (ii) the marketing authorization holder for the original orphan product consents to the second medicinal product application; or (iii) the marketing authorization holder for the original orphan product cannot supply sufficient quantities of the orphan medicinal product. Orphan designation must be requested before submitting an application for marketing authorization. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
Since January 1, 2021, a separate process for orphan designation has applied in Great Britain. There is now no pre-marketing authorization orphan designation (as there is in the EU) and the application for orphan designation will be reviewed by the MHRA, at the time of an application for a UK or Great Britain marketing authorization. The criteria are the same as in the EU, save that they apply to Great Britain only (e.g., there must be no satisfactory method of diagnosis, prevention or treatment of the condition concerned in Great Britain, as opposed to the EU, and the prevalence of the condition must be no more than five in 10,000 persons in Great Britain).
Regulatory requirements after marketing authorization
Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the EU’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s GMP requirements and comparable requirements of other regulatory bodies in the EU, which mandate the methods, facilities and controls used in manufacturing, processing and packing of products to assure their safety and identity. Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of products and/or the general public, are strictly regulated in the EU under Directive 2001/83/EC, as amended, which is transposes into national legislation by the Member States.

Periods of authorization and renewals
A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a re-evaluation of the risk benefit balance by the EMA for a centrally authorized product, or by the competent authority of the authorizing Member State for a nationally authorized product. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any marketing authorization that is not followed by the placement of the product on the EU market (in the case of the centralized procedure) or on the market of the authorizing Member State (for a nationally authorized product) within three years after authorization, or if the product is removed from the market for three consecutive years, ceases to be valid.
The aforementioned EU rules are generally applicable in the EEA.
Reform of the regulatory framework in the European Union
The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). The European Commission has provided the legislative proposals to the European Parliament and the European Council for their review and approval and, in April 2024, the European Parliament proposed amendments to the legislative proposals. Once the European Commission’s legislative proposals are approved by both the European Parliament and the European Council (with or without amendment), they will be adopted into EU law.
Brexit and the regulatory framework in the UK
On January 31, 2020, the UK officially withdrew from the EU (Brexit). The EU and UK entered into a trade and cooperation agreement, or TCA, which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP rules, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not provide for wholesale mutual recognition of UK and EU pharmaceutical regulations. The UK has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) and has not yet enacted significant legislative change in this area following its exit from the EU. The regulatory regime in Great Britain therefore largely aligns with current EU regulations. However, these regimes may diverge increasingly as time passes, now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation. For example, as mentioned above, the CTR has not been implemented into UK law, and a separate application must be submitted for a clinical trial authorization in the UK. However, notwithstanding that there is no wholesale recognition of EU pharmaceutical legislation under the TCA, under the new International Recognition Procedure described above, which was put in place by the MHRA on January 1, 2024, the MHRA may take into account decisions on the approval of a marketing authorization from the EMA (and certain other regulators) when considering an application for a Great Britain or UK marketing authorization.
On February 27, 2023, the UK government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework”. This new framework fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the UK. In particular, the MHRA will be responsible for approving all medicinal products destined for the UK market (i.e., Great Britain and Northern Ireland), and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. A single UK-wide marketing authorization will be granted by the MHRA for all medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, so the UK government and the EU will enact legislative measures to bring it into law. On June 9, 2023, the MHRA announced that the medicines aspects of the Windsor Framework will apply from January 1, 2025.

Coverage, pricing and reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may obtain regulatory approval. Even if our product candidates are approved for marketing, sales of such product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the U.S. (such as Medicare and Medicaid), commercial health insurers, and managed care organizations, provide coverage and establish adequate reimbursement levels for such product candidates. Moreover, increasing efforts by governmental and third-party payors in the EU, the U.S. and other markets to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products.
In the U.S. and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Patients are unlikely to use any product candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates.
Factors payors consider in determining reimbursement are based on whether the product is (i) a covered benefit under its health plan; (ii) safe, effective and medically necessary; (iii) appropriate for the specific patient; (iv) cost-effective; and (v) neither experimental nor investigational.
The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates. No uniform policy for coverage and reimbursement for drug products exists among third-party payors in the U.S. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Each plan determines whether or not it will provide coverage for a product, what amount it will pay the manufacturer for the product, on what tier of its formulary the product will be placed and whether to require step therapy. The position of a product on a formulary generally determines the co-payment that a patient will need to make to obtain the product and can strongly influence the adoption of a product by patients and physicians. Third-party payors may limit coverage to specific products on a formulary, which might not include all of the approved products for a particular indication. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. For example, the payor may require co-payments that patients find unacceptably high. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.
Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services and imposing controls to manage costs, especially drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidate and other therapies as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidate, pricing of existing drugs may limit the amount we will be able to charge for our product candidate. These payors may deny or revoke the reimbursement status of a given drug product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates and may not be able to obtain a satisfactory financial return on products that we may develop. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.
Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely. In order to secure coverage and reimbursement for any product that might be approved for sale, we have needed and may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, and the cost of these studies would be in addition to the costs required to obtain FDA or other comparable marketing approvals. Conducting such studies could be expensive, involve additional risk and result in delays in our commercialization efforts. Even after pharmacogenomic studies are conducted, product candidates may not be considered medically necessary or cost-effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Third-party reimbursement and coverage may not be adequate to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. The insurance coverage and reimbursement status of newly approved products for orphan diseases is particularly uncertain, and failure to obtain or maintain adequate coverage and reimbursement for any such product candidates could limit our ability to generate revenue.
The containment of healthcare costs also has become a priority of U.S. federal, state and international governments and the prices of pharmaceuticals have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any future product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our potential revenue from the sale of any products for which we may obtain approval. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more of our products for which we or our collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Obtaining and maintaining reimbursement status is time-consuming and costly.
The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. As a result, in the EU, despite recent legislative developments aiming at a certain level of harmonization in certain respects, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies (so called health technology assessments) in order to obtain reimbursement or pricing approval. For example, the EU provides options for its Member States to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU Member States may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other Member

States allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel trade (arbitrage between low-priced and high-priced Member States) can further reduce prices. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results-based rules of reimbursement may apply. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries. Historically, products launched in the EU do not follow price structures of the U.S. and generally prices tend to be significantly lower.
In January 2022, Regulation (EU) 2021/2282 concerning a European health technology assessment entered into force, providing for its application in general as of 2024 and further providing for a transitional phase-in. Despite the fact that the evaluation of clinical studies is mainly transferred to the European level, the final assessment of the added benefit and the pricing remains a national responsibility. The joint clinical assessments within the framework of the Regulation are not binding for Member States; rather, Member States have broad discretion as to how to evaluate the results of the European health technology assessment procedure for the purposes of their national decision-making processes. The EU commission has recently defined a phased implementation rolling plan, which includes, in particular, the adoption of six implementing acts, two of which have already been issued.
Outside the U.S., international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the U.S., the reimbursement for our products may be reduced compared with the U.S. and may be insufficient to generate commercially reasonable revenue and profits.
Government pricing and reimbursement programs for marketed drugs in the U.S.
Federal law requires that a pharmaceutical manufacturer, as a condition of having its drug and biological products receive federal reimbursement under Medicaid and Medicare Part B, must pay rebates to state Medicaid programs for all units of its covered outpatient drugs dispensed to Medicaid beneficiaries and paid for by a state Medicaid program under either a fee-for-service arrangement or through a managed care organization. This federal requirement is effectuated through a Medicaid drug rebate agreement between the manufacturer and the Secretary of the U.S. Department of Health and Human Services, or HHS. Centers for Medicare & Medicaid Services, or CMS, administers the Medicaid drug rebate agreements, which provide, among other things, that the drug manufacturer will pay rebates to each state Medicaid agency on a quarterly basis and report certain price information on a monthly and quarterly basis. The rebates are based on prices reported to CMS by manufacturers for their covered outpatient drugs. For non-innovator products, generally generic drugs marketed under abbreviated NDAs, the rebate amount is 13% of the average manufacturer price, or AMP, for the quarter. The AMP is the weighted average of prices paid to the manufacturer (1) directly by retail community pharmacies and (2) by wholesalers for drugs distributed to retail community pharmacies. For innovator products (i.e., drugs that are marketed under NDAs or BLAs), the rebate amount is the greater of 23.1% of the AMP for the quarter or the difference between such AMP and the best price for that same quarter. The best price is essentially the lowest price available to non-governmental entities after accounting for discounts and rebates. Innovator products may also be subject to an additional rebate that is based on the amount, if any, by which the product’s AMP for a given quarter exceeds the inflation-adjusted baseline AMP, which for most drugs is the AMP for the first full quarter after launch. Since 2017, non-innovator products are also subject to an additional rebate. Prior to January 1, 2024, the rebate amount for a drug was capped at 100% of the AMP; however, effective January 1, 2024, this cap has been eliminated, which means that a manufacturer could pay a total rebate amount on a unit of the drug that is greater than the average price the manufacturer receives for the drug.
The terms of participation in the Medicaid drug rebate program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in additional or lesser rebate liability, depending on the direction of the correction. In addition to retroactive rebates, if a manufacturer were found to have knowingly submitted false information to the government, federal law provides for civil monetary penalties for failing to provide required information, late submission of required information, and false information.
A manufacturer must also participate in a federal program known as the 340B drug pricing program in order for federal funds to be available to pay for the manufacturer’s drug and biological products under Medicaid and Medicare Part B. Under this program, the participating manufacturer agrees to charge certain safety net healthcare providers no more than an established discounted price for its covered outpatient drugs. The formula for determining the discounted price is defined by statute and is based on the AMP and the unit rebate amount as calculated under the Medicaid drug rebate program, discussed above. Manufacturers are required to report pricing information to the Health Resources and Services Administration, or HRSA, on a quarterly basis. HRSA has also issued regulations relating to the calculation of the ceiling price as well as imposition of civil monetary penalties for each instance of knowingly and intentionally overcharging a 340B covered entity.
Federal law also requires that manufacturers report data on a quarterly basis to CMS regarding the pricing of drugs that are separately reimbursable under Medicare Part B. These are generally drugs and biologics, such as injectable products, that are administered incident to a physician service and are not generally self-administered. The pricing information submitted by manufacturers is the basis for reimbursement to physicians and suppliers for drugs covered under Medicare Part B. Under the Inflation Reduction Act of 2022, or IRA, manufacturers are also required to provide quarterly rebates for certain single-source drugs and biologics (including biosimilars) covered under Medicare Part B with prices that increase faster than the rate of inflation. This requirement started on January 1, 2023 for drugs approved on or before December 1, 2020 and begins six quarters after a drug is first marketed for all other drugs. As with the Medicaid drug rebate program, federal law provides for civil monetary penalties for failing to provide required information, late submission of required information, and false information.
Recently, the Infrastructure Investment and Jobs Act added a requirement, effective January 1, 2023, for manufacturers of certain single-source drugs (including biologics and biosimilars) separately paid for under Medicare Part B for at least 18 months and marketed in single-dose containers or packages (known as refundable single-dose containers or single-use package drugs) to provide annual refunds for any portions of the dispensed drug that are unused and discarded if those unused or discarded portions exceed an applicable percentage defined by statute or regulation. Manufacturers will be subject to periodic audits and those that fail to pay refunds for their refundable single-dose containers or single-use package drugs shall be subject to civil monetary penalties.
Medicare Part D provides prescription drug benefits for seniors and people with disabilities. Medicare Part D enrollees once had a gap in their coverage (between the initial coverage limit and the point at which catastrophic coverage begins) where Medicare did not cover their prescription drug costs, known as the coverage gap. However, beginning in 2019, Medicare Part D enrollees paid 25% of brand drug costs after they reached the initial coverage limit—the same percentage they were responsible for before they reached that limit—thereby closing the coverage gap from the enrollee’s point of view. Most of the cost of closing the coverage gap has been borne by innovator companies and the government through subsidies. Each manufacturer of drugs approved under NDAs or BLAs is required to enter into a Medicare Part D coverage gap discount agreement and provide a 70% discount on those drugs dispensed to Medicare Part D enrollees in the coverage gap, in order for its drugs to be reimbursed by Medicare Part D. Beginning in 2025, the IRA eliminates the coverage gap under Medicare Part D by significantly lowering the enrollee maximum out-of-pocket cost to $2,000 per year and requiring manufacturers to subsidize, through a newly established manufacturer discount program, 10% of Part D enrollees’ prescription costs for brand drugs above a deductible and below the out-of-pocket maximum, and 20% once the out-of-pocket maximum has been reached. Although these discounts represent a lower percentage of enrollees’ costs than the current discounts required below the out-of-pocket maximum (that is, in the coverage gap phase of Part D coverage), the new manufacturer contribution required above the out-of-pocket maximum could be considerable for very high-cost patients and the total contributions by manufacturers to a Part D enrollee’s drug expenses may exceed those currently provided. The IRA also requires manufacturers to provide annual Medicare Part D rebates for single-source drugs and biological products with prices that increase faster than the rate of inflation.
The IRA also allows HHS to directly negotiate the price of a statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. Only high-expenditure single-source biologics that have been approved for at least 11 years (7 years for single-source drugs) can qualify for negotiation, with the negotiated price taking effect two years after the selection year. Negotiations for Medicare Part D products began in 2024, with the negotiated price taking effect in 2026, and negotiations for Medicare Part B products begin in 2026 with the negotiated price taking effect in 2028. In August 2023, HHS announced the first 10 Medicare Part D drugs and biologics that it selected for negotiations, and by October 1, 2023, each manufacturer of the selected drugs signed a manufacturer agreement to participate in the negotiations. HHS will announce the negotiated maximum fair price by September 1, 2024, and this price cap, which cannot exceed a statutory ceiling price will come into effect on January 1, 2026.
U.S. federal contracting and pricing requirements
Manufacturers are also required to make their covered drugs, which are generally drugs approved under NDAs or BLAs, available to authorized users of the Federal Supply Schedule, or FSS, of the General Services Administration. The law also requires manufacturers to offer deeply discounted FSS contract pricing for purchases of their covered drugs by the Department of Veterans Affairs, the Department of Defense, the Coast Guard, and the Public Health Service (including the Indian Health Service) in order for federal funding to be available for reimbursement or purchase of the manufacturer’s drugs under certain federal programs. FSS pricing to those four federal agencies for covered drugs must be no more than the Federal Ceiling Price, or FCP, which is at least 24% below the Non-Federal Average Manufacturer Price, or Non-FAMP, for the prior year. The Non-FAMP is the average price for covered drugs sold to wholesalers or other middlemen, net of any price reductions.
The accuracy of a manufacturer’s reported Non-FAMPs, FCPs, or FSS contract prices may be audited by the government. Among the remedies available to the government for inaccuracies is recoupment of any overcharges to the four specified federal agencies based on those inaccuracies. If a manufacturer were found to have knowingly reported false prices, in addition to other penalties available to the government, the law provides for significant civil monetary penalties per incorrect item. Finally, manufacturers are required to disclose in FSS contract proposals all commercial pricing that is equal to or less than the proposed FSS pricing, and subsequent to award of an FSS contract, manufacturers are required to monitor certain commercial price reductions and extend commensurate price reductions to the government, under the terms of the FSS contract Price Reductions Clause. Among the remedies available to the government for any failure to properly disclose commercial pricing and/or to extend FSS contract price reductions is recoupment of any FSS overcharges that may result from such omissions.
Healthcare law and regulation
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of pharmaceutical products that are granted marketing approval. Our current and future arrangements with providers, researchers, consultants, third-party payors and customers are subject to broadly applicable federal and state fraud and abuse, anti-kickback, false claims, transparency and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations are listed below.

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The federal Anti-Kickback Statute, or AKS, prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. A person or entity can be found guilty of violating the AKS without actual knowledge of the statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties statute. Violations of the AKS carry potentially significant civil and criminal penalties, including imprisonment, fines, administrative civil monetary penalties, and exclusion from participation in federal healthcare programs.

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The U.S. federal false claims and civil monetary penalties laws, including the civil False Claims Act and federal civil monetary penalty laws, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim or obligation to pay or transmit money to the federal government, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the False Claims Act. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The False Claims Act also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the False Claims Act and to share in any monetary recovery. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs.

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The U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or obtaining by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the pay (e.g., public or private) or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters; similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, and as amended again by the Omnibus Rule in 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the Final HIPAA Omnibus Rule, i.e., certain covered health plans, healthcare clearinghouses and healthcare providers, as well as their business associates, those independent contractors or agents of covered entities that perform certain services for or on their behalf involving the use or disclosure of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

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The federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of

2010, or collectively, the ACA, which requires certain manufacturers of approved drugs, devices, biologics and medical supplies to report annually to CMS information related to payments and other transfers of value made by that entity to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician providers such as physician assistants and nurse practitioners and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties for all payments, transfers of value or ownership or investment interests that are not timely, accurately, and completely reported in an annual submission.
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Federal government price reporting laws, which will require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs for any approved products in the future.

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Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

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Analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect; and state laws related to insurance fraud in the case of claims involving private insurers.

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EU, UK and other foreign law equivalents, including reporting requirements detailing interactions with and payments to healthcare providers and data privacy and security laws and regulations that may be more stringent than those in the U.S.

Violations of these laws or any future enacted laws can subject us to criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we may be required to curtail or restructure our operations. Moreover, we expect that there will continue to be federal and state laws and regulations, proposed and implemented, that could impact our future operations and business.
Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment, reputational harm, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, defending against any such actions can be costly and time-consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, our ability to operate our business and our results of operations could be adversely affected.
Healthcare reform
In the U.S., the EU and other foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare systems that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, the ACA, effective since March 2010, is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.
Healthcare reforms that have been adopted, and that may be adopted in the future, could result in further reductions in coverage and levels of reimbursement for pharmaceutical products, increases in rebates payable under U.S. government rebate programs and additional downward pressure on pharmaceutical product prices. As discussed above, these initiatives culminated in the enactment of the IRA in August 2022, which allows, among other things, HHS to directly negotiate the selling price of statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. Only high-expenditure single-source biologics that have been approved for at least 11 years (7 years for single-source drugs) can qualify for negotiation, with the negotiated price taking effect two years after the selection year. The negotiated prices, which will first become effective in 2026, will be capped at a statutory ceiling price. Negotiations for Medicare Part D products begin in 2024 with the negotiated price taking effect in 2026, and negotiations for Medicare Part B products begin in 2026 with the negotiated price taking effect in 2028. In August 2023, HHS announced the 10 Medicare Part D drugs and biologics that it selected for negotiations, and by October 1, 2023, each manufacturer of the selected drugs signed a manufacturer agreement to participate in the negotiations. HHS will announce the negotiated maximum fair price by September 1, 2024, and this price cap, which cannot exceed a statutory ceiling price will come into effect on January 1, 2026. The IRA also penalizes drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. These provisions began taking effect progressively starting in 2023, although they may be subject to legal challenges. For example, the provisions related to the negotiation of selling prices of high-expenditure single-source drugs and biologics have been challenged in multiple lawsuits. Thus, while it is unclear how the IRA will be implemented, it will likely have a significant impact on the pharmaceutical industry.
We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.
Further, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals, if any, of our product candidates, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing conditions and other requirements.
Individual states in the U.S. have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.
We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.
Employees and human capital resources
As of May 31, 2024, we had 45 employees and 15 consultants providing us directly with services. 29 of these service providers hold M.D. or Ph.D. degrees. 41 of our service providers work in research and development or intellectual property and 19 work in management and administrative areas. We do not employ a significant number of temporary employees. None of our employees is subject to a company-specific collective bargaining agreement or represented by a trade or labor union and we do not have a workers’ council. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining incentivizing and integrating our existing and new employees, advisors and consultants. The principal purpose of our equity incentive plan is to attract, retain, and reward personnel through the granting of stock-based compensation awards, in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.
Facilities
We lease approximately 406 square meters of office space in Antwerp, Belgium. This facility serves as our corporate headquarters. Our lease will expire on December 11, 2023. We also lease approximately 40 square meters of office and laboratory space in Galicia, Spain. This facility serves as a secondary office and central laboratory space. Our lease will expire on January 2, 2025. The lease automatically extends by successive one-year periods, unless earlier terminated. We believe that our current facilities are adequate to meet our ongoing needs, and that if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.
Legal proceedings
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any material legal proceedings.

Management
Board structure
We have a one-tier board structure consisting of a board of directors comprising one executive and five non-executive directors.
Board of directors
Our board of directors consists of six members, comprised of one executive director, whom we consider to be one of our executive officers, and five non-executive directors. Following the closing of this offering, each of our directors will hold office for the term set by our general meeting, except in the case of his or her earlier death, resignation or dismissal. Our directors do not have a retirement age requirement under our articles of association.
The following table sets forth the name, age and position of our executive committee and directors as of the date hereof. Unless otherwise stated, the business address of our members of our executive committee and our directors is c/o AgomAb Therapeutics NV at Posthoflei 1/6, 2600 Antwerpen, Belgium.
Name	Age	Position(s)
Executive Committee:
Tim Knotnerus	41	Chief Executive Officer and Executive Director
Paul van der Horst	37	Chief Financial Officer and Chief Business Officer
Philippe Wiesel	57	Chief Medical Officer
Andrea Sáez	43	Chief Development Officer
Ellen Lefever	40	General Counsel
Non-Executive Directors:
John Haurum	60	Chairman of the Board of Directors
Angelika Jahreis	58	Non-Executive Director
Felice Verduyn—van Weegen	37	Non-Executive Director
Ming Fang	42	Non-Executive Director
Ohad Hammer	44	Non-Executive Director
(1) Member of our audit committee
(2) Member of our remuneration, nomination and corporate governance committee
Executive committee
Tim Knotnerus has been our Chief Executive Officer since February 2019 and member of our Board of Directors since March 2021. Prior to AgomAb, Mr. Knotnerus held positions of increasing responsibility at AM-Pharma B.V., most recently as Vice President of Corporate Development from June 2012 to April 2020. Prior to that, Mr. Knotnerus was a Senior Associate at Aescap Venture, a venture capital fund investing in European medical companies, from August 2008 to May 2012. Mr. Knotnerus holds an executive MBA from IMD, where he was named Valedictorian, and earned two Master degree programs from Utrecht University. We believe Mr. Knotnerus is qualified to serve on our board of directors because of his breadth of experience with biotechnology companies and his service as our Chief Executive Officer.
Paul van der Horst has been our Chief Business Officer since May 2021 and has been our Chief Financial Officer since May 2024. Prior to joining AgomAb, he was Head of Corporate Development at Galapagos NV (Nasdaq: GLPG), or Galapagos, from April 2019 to April 2021. From March 2016 to March 2019, he was the Director of Business Development at Galapagos and from March 2016 to September 2018 he was the Investor Relations Officer Europe at Galapagos. Earlier in his career, he worked at boutique investment bank, Kempen & Co., in Amsterdam. From January 2020 to April 2021 he was a nonexecutive Board Member of Fibrocor Therapeutics. In addition, from April 2021 to January 2023, Dr. van der Horst was an advisor at ImmuneTune in the Netherlands and, since

January 2022, was a member, and as of recent became president, of the Supervisory Board of Molecure S.A. in Poland. Dr. van der Horst studied medicine and holds a Ph.D. in Gynaecology from the Erasmus University Medical Centre in Rotterdam, The Netherlands.
Philippe Wiesel has been our Chief Medical Officer since January 2021. Previously, from August 2010 to December 2020, Dr. Wiesel was the Chief Medical Officer at Genkyotex SA, a clinical development company developing treatment for fibrotic disorders in the liver, lung, and kidney, which was acquired by Calliditas Therapeutics AB in 2021. Prior to this role, Dr. Wiesel co-founded Genexion SA, which was focused on developing early-stage clinical assets in partnership with emerging biotechnology companies. Before this, Dr. Wiesel was Medical Director at EMD Serono, Inc., where he was involved with the global development of several biologics. In particular, he led the late-stage clinical development of Raptiva, achieving the first marketing authorization in Europe for a biological therapy targeting psoriasis. Dr. Wiesel received an M.D. in Medicine from Lausanne University Medical School and was a postdoctoral researcher at Harvard University Medical School and the Division of Hypertension at Lausanne University.
Andrea Sáez has been our Chief Development Officer since November 2023 and was previously our Head of Portfolio Development from January 2022 to November 2023. Prior to joining AgomAb she was Chief Operating Officer from July 2021 to January 2022 and Chief Scientific Officer from September 2020 to January 2022 at Origo Biopharma S.L., or Origo, which we acquired in 2021. Prior to joining Origo, Dr. Sáez was a Senior Associate and Associate, respectively, from June 2020 to September 2020 and October 2018 to June 2020 at Asabys Partners, a venture capital firm in Barcelona. From January 2015 to September 2018, Dr. Sáez was the Director of Research and Development at Pangaea Oncology and from May 2012 to January 2015, she was a Scientific and Regulatory Affairs Manager at Asphalion, a leading consultancy firm. Dr. Sáez was a Board Observer at ONA Therapeutics, a Barcelona-based biotechnology company, from May 2019 to June 2020. Dr. Sáez obtained a Ph.D. in Immunology at the Pompeu Fabra University followed by a postdoctoral stay at Vall d’Hebron Hospital where she studied and published on the therapeutic benefit of TGF-β inhibitors in preclinical cancer models.
Ellen Lefever has been our General Counsel since July 2021. She previously served as Deputy General Counsel at Galapagos from April 2019 to June 2021. From February 2016 to April 2019 she was Senior Counsel and from May 2014 to January 2016, she was Legal Counsel, each at Galapagos. Prior to this, from September 2007 to April 2014, she worked at corporate law firms Linklaters, Simpson, Thacher & Bartlett and Eubelius, where she focused on M&A and capital markets transactions. Ms. Lefever holds an L.L.M. in Corporate Governance & Practice from Stanford Law School and a master’s degree in law from the University of Leuven. She is qualified to practice in Belgium and New York.
Non-executive directors
John Haurum has been a member of our board of directors since March 2019. Dr. Haurum is the former Chief Executive Officer of F-star Therapeutics, a biotechnology company located in Cambridge, UK, from 2012 to October 2018. Prior to that, Dr. Haurum was the Vice President of Research at ImClone Systems, a New York biopharmaceutical company, from years 2010 to 2012, and Chief Scientific Officer and Co-Founder of Symphogen A/S, a biotechnology company located in Denmark, from years 2000 to 2009. Dr. Haurum has been a director of numerous biotechnology companies located in Denmark, including SOLID Therapeutics since January 2023, ADCendo ApS since May 2021, CatalYm GmbH since March 2021 and Synklino A/S since January 2019, as well as a director of Neophore Limited since January 2019, a biotechnology company located in the United Kingdom. Dr. Haurum was formerly a director of Storm Therapeutics, a biotechnology company located in the United Kingdom, from June 2019 to February 2024. After his medical degree in Aarhus, Denmark, Dr. Haurum received a D.Phil. in Immunology from University of Oxford, England. We believe Dr. Haurum is qualified to serve on our board of directors because of his extensive experience serving on the boards of directors of biotechnology companies and his experience as an executive.
Angelika Jahreis has been a member of our board of directors since October 2023. Dr. Jahreis has been the Senior Vice President, Global Head Immunology and Clinical Development Excellence at Novartis AG, or Novartis, since January 2022 and the Global Head Development Unit Immunology, Hepatology & Dermatology at Novartis

since September 2020. Prior to Novartis, she was the Vice President Rheumatology and Autoimmunity at Gilead Sciences, or Gilead, from June 2019 to September 2020. From June 2008 to June 2019, Dr. Jahreis was the Group Medical Director at Genentech, Inc. which was acquired by Roche Holdings. Dr. Jahreis earned her M.D. and Ph.D. from the University of Freiburg, Germany and conduced her postdoctoral research at The Scripps Research Institute in La Jolla. We believe Dr. Jahreis is qualified to serve on our board of directors because of her extensive experience with biotechnology companies.
Felice Verduyn—van Weegen has been a member of our board of directors since October 2023. Ms. Verduyn—van Weegen has been a Partner at EQT Life Sciences, or EQT, a healthcare investment company, since July 2022. Ms. Verduyn—van Weegen worked for EQT’s predecessor, LSP Advisory B.V., or LSP, from March 2015 until July 2022. Prior to joining LSP, Ms. Verduyn—van Weegen worked as a consultant at McKinsey & Company in Amsterdam, Netherlands. Prior to McKinsey, Ms. Verduyn—van Weegen was a neuroscientist and statistical geneticist, working with the prestigious complex traits genetics group at the Broad Institute and Harvard Medical School in Cambridge, Massachusetts. Ms. Verduyn—van Weegen serves and has served on several company boards, including Amolyt Pharma, a clinical-stage endocrine company which was sold to AstraZeneca in 2024, and Evommune, Inc., a clinical-stage immunology company. Ms. Verduyn—van Weegen holds a MSc degree (cum laude) in Neuroscience from VU University Amsterdam and an MBA degree (with distinction) from Columbia Business School in New York. We believe Ms. Verduyn is qualified to serve on our board of directors because of her extensive experience in healthcare investments and her board service.
Ming Fang has been a member of our board of directors since October 2023. Mr. Fang is a Managing Director at Redmile Group, LLC, or Redmile, a healthcare-focused investment firm. Prior to joining Redmile in 2016, Mr. Fang worked in the healthcare space as an investor at Safeguard Scientifics, a consultant at McKinsey & Company and ZS Associates, and an operator at Gilead. He received a B.A. from UC Berkeley and an MBA from the Wharton School of Business. We believe Mr. Fang is qualified to serve on our board of directors because of his extensive experience in healthcare investments and operations.
Ohad Hammer has been a member of our board of directors since April 2019. Mr. Hammer has been a Partner at Pontifax Venture Capital, or Pontifax, since 2013. He also serves on the board of several of Pontifax’ portfolio companies including Step Pharma SAS and ADCendo ApS. Mr. Hammer obtained his MSc in Biology from Tel-Aviv University. We believe Mr. Hammer is qualified to serve on our board of directors because of his experience in venture investments and service on numerous boards of directors of biotechnology companies.
Family relationships
There are no family relationships among any of the members of our executive committee or directors.
Corporate governance practices
We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq listing requirements, we may rely on home country governance requirements and certain exemptions thereunder rather than relying on, and complying with, Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:
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exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;

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exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;

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exemption from the Nasdaq requirement necessitating disclosure of any waivers of the Code of Business Conduct and Ethics for directors and executive officers;

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exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;

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exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;

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exemption from the requirement that our board have a remuneration committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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exemption from the requirement to have independent director oversight of director nominations.

The Listing Rules of Nasdaq include certain accommodations in relation to the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each instance of noncompliance with Nasdaq Listing Rules that we do not follow and describe the Belgian corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. If and when the ADSs are listed on Nasdaq, we intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:
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Quorum at shareholder meetings. Nasdaq Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33 1/3% of the outstanding common shares. There is no general quorum requirement under Belgian law for our shareholders’ meetings, except as provided for by law in relation to decisions regarding certain matters. See “Description of Share Capital and Articles of Association—Description of the rights and benefits attached to our shares—Quorum and majority requirements.”

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Independent director majority on board/meetings. Nasdaq Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have any independent directors on our board of directors.

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Director Nominations/Remuneration and Nomination Committee Composition. Nasdaq Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a remuneration committee comprised solely of independent directors. Nasdaq Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our board of directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees either. However, our articles of association provide that our board of directors may set up one or more advisory committees from among its members. See “Management—Committees of our board of directors.” Upon completion of this offering, our board of directors will have two standing committees: an audit committee and a remuneration, nomination and corporate governance committee.

Composition of our board of directors
Our board of directors is currently composed of one executive director (who is our Chief Executive Officer) and five non-executive directors. Our board of directors has determined that no director other than Mr. Knotnerus and                 has a relationship that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director and that each of these directors is “independent” as that term is defined under Nasdaq rules.
Our directors will serve staggered terms of up to three years. Their initial terms will be as follows:
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the initial terms of                 ;                 , and                 will expire at our annual general meeting to be held in 2025;

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the initial terms of                 ;                 , and                 will expire at our annual general meeting to be held in 2026; and

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the initial terms of                 ;                 , and                 will expire at our annual general meeting to be held in 2027.

Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. See “Description of Share Capital and Articles of Association.”
Committees of our board of directors
Upon completion of this offering, our board of directors will have two standing committees: an audit committee and a remuneration, nomination and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus forms a part. Each committee will be governed by a charter that will be posted on our website prior to the listing of the ADSs on Nasdaq. We believe that the composition and functioning of all of our committees will comply with the applicable requirements of Nasdaq, the SOX act and SEC rules and regulations that will be applicable to us. We intend to comply with future requirements to the extent they become applicable to us.
Audit committee
The audit committee is expected to consist of                 ,                 and                 .                 will serve as chairperson of the audit committee. Our board of directors has determined that each member of the audit committee satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC.
The audit committee will be responsible for, among other things:
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monitoring the preparation of accounting and financial information and, where appropriate, formulating recommendations in this respect to ensure its accuracy;

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reviewing the effectiveness of the internal control and risk management systems;

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assisting the board of directors in ensuring proper oversight of the preparation of the annual financial statements and audit of financial statements by the statutory auditors; and

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appointment, compensation, retention and oversight of the work of, and ensuring the independence of, the statutory auditors.

The audit committee will be responsible for approving:
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non-audit services provided by the statutory auditors (including the permitted level of fees); and

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all budgets for statutory audits and other engagements provided by the statutory auditors.

The audit committee will further control the services provided by the auditors in relation to what is permitted by law or regulation.
The audit committee will be responsible for formulating recommendations regarding the proposal for the appointment of the statutory auditor to be submitted for shareholder approval and the renewal of their term.
Within this context, the audit committee will be able to examine our annual financial statements in the form that they are presented to the Board, hear the opinions of the statutory auditors and the finance director and receive communications in relation to their analysis work and their conclusions.
Remuneration, nomination and corporate governance committee
The remuneration, nomination and corporate governance committee is expected to consist of                 ,                 and                 .                 will serve as chairperson of the remuneration, nomination and corporate governance committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of a remuneration committee, including a prohibition against the receipt of any compensation from us other than standard director fees.

The remuneration, nomination and corporate governance committee will be responsible for, among other things:
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assisting our board of directors in determining remuneration for our directors and members of our executive committee;

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identifying individuals qualified to become our directors consistent with criteria established by us;

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reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

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reviewing and establishing our overall remuneration philosophy and policy;

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overseeing and administering our remuneration and similar plans;

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overseeing the evaluation of our board of directors; and

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developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines.

Rules on insider trading
Prior to the closing of this offering, we will adopt an internal code on inside dealing and Rule 10b5-1 trading plans by our directors, officers and employees. Because we are a foreign private issuer, our directors and officers are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
Code of business conduct and ethics
Prior to the closing of this offering, we will adopt a written code of business conduct and ethics, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct will apply to all of our directors and employees. Upon the closing of this offering, the full text of the code of conduct will be available on our website at www.agomab.com. The information and other content appearing on our website are not part of this prospectus.
Compensation of members of our executive committee and directors
Each of the members of our executive committee has entered into an employment agreement with us. The aggregate compensation, including benefits in kind, accrued or paid to the current members of our executive committee with respect to the year ended December 31, 2023, was €1.64 million. Equity-based compensation of the members of our executive committee at April 15, 2024 included warrants to purchase an aggregate of 72,133 common shares with an exercise price of €0.01, 13,681 common shares with an exercise price of €21.25 and 8,934 common shares with an exercise price of €52.13, in each case expiring ten years after the date of issuance. As of December 31, 2023, we have made pension contributions of €7,277 to defined contribution pension plans for the benefit of the current members of our executive committee.
Our Remuneration Committee recommends the level of remuneration for directors. These recommendations are subject to approval by our board of directors and, subsequently, by our shareholders at the annual general meeting. The aggregate compensation, including benefits in kind, accrued or paid to our independent directors with respect to the year ended December 31, 2023 for services in all capacities was €0.07 million. Equity-based compensation of our directors at April 15, 2024 included warrants to purchase an aggregate of 1,474 common shares with an exercise price of €21.25, 2,742 common shares with an exercise price of €52.13, 4,511 common shares with an exercise price of €0.01 and 4,363 common shares with an exercise price of €58.52, in each case expiring ten years after the date of issuance.
As a foreign private issuer, in accordance with Nasdaq listing requirements, we will comply with home country compensation requirements and certain exemptions thereunder rather than complying with Nasdaq compensation requirements. Belgian law does not provide for limitations with respect to the aggregate annual compensation paid to our directors or members of our executive committee. These compensation packages may consist of a mix of fixed and variable compensation components, including base salary, short-term incentives, long-term incentives, fringe benefits, severance pay and pension arrangements, as determined by our board of directors. Our executive director may not participate in the discussions or decision-making regarding his remuneration. A proposal with respect to remuneration schemes in the form of shares or rights to shares in which directors may participate is subject to approval by our general meeting by simple majority of votes cast.
Equity incentive plans
Employee stock option and warrant plans
We have established a number of warrant plans, under which we have granted warrants free of charge to the recipients, i.e., employees, key managers, directors and/or outside consultants and advisors of our company. Seventy-five percent of the warrants offered to the recipients vest according to the following schedule: 25% vest at the first anniversary of the grant; the remaining 75% vest on a monthly basis over a period of thirty-six months. Pursuant to the provisions of the warrant plans, all warrants will become immediately exercisable immediately prior to this offering.
The table below sets forth the details of all warrants granted under the warrant plans in force as of December 31, 2023, including the plan under which the warrants were granted, the offer date, exercise price, expiry date, number of warrants exercised, and number of warrants outstanding. Unless otherwise decided by the Board, vested warrants may be exercised either from the commencement (January 1) of the fourth calendar year following the calendar year in which the warrants were offered during two exercise windows.
Warrant Plan	Offer date	Exercise price (€)	Number of warrants granted	Number of warrants exercised	Number of warrants still outstanding	Expiry date
Employee Stock Option Plan, dated March 2019	June 2019	€21.25	7,971	—	7,971	2029
	January 2021	€21.25	1,752	—	1,752	2029
Employee Stock Option Plan, dated September 2019	November 2019	€21.25	5,933	—	5,933	2029
	January 2021	€21.25	1,304	—	1,304	2029
Employee Stock Option Plan, dated March 2020	May 2020	€21.25	4,546	—	4,546	2030
	January 2021	€21.25	997	—	997	2030
Employee Stock Option Plan, dated October 2020	January 2021	€21.25	11,082	—	11,082	2030
Global Stock Option Plan, dated March 2021	June 2021	€0.01–52.13	33,519	—	33,519	2031
	July 2021	€0.01–52.13	16,162	—	16,162
	December 2021	€52.13	1,406	—	1,406	2031
	March 2022	€52.13	11,209	—	11,165	2031
2022 Global Stock Option Plan, dated June 2022	July 2022	€55.66	1,695	—	423	2032
	September 2022	€0.01–52.13	18,847	—	18,837	2032
	November 2022	€0.01	1,300	—	1,300	2032
	February 2023	€0.01–52.13	1,982	—	1,982	2032
	June 2023	€0.01–52.13	1,472	—	1,472	2032
2023 Global Stock Option Plan, dated October 2023		—	—	—	—	—
Grand Total			121,177	—	119,851

2024 Global Stock Option Plan
In addition, we plan to adopt a new 2024 Stock Option and Incentive Plan, or our 2024 Plan, pursuant to which we may offer up to                 new warrants to our employees, directors and independent consultants, subject to (i) shareholder approval with respect to the offer of warrants to our directors and executive committee members and (ii) acceptance by the plan’s recipients. Aside from the warrants set forth in the table above and the contemplated new 2024 Plan, and as otherwise described in this registration statement of which this prospectus forms a part, there are currently no other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase outstanding securities.
Clawback policy
Prior to the closing of this offering, we intend to adopt a clawback policy consistent with Nasdaq listing standards and Rule 10D-1 of the Exchange Act, which requires U.S. national securities exchanges to adopt listing standards for the recovery of erroneously awarded remuneration under certain circumstances.
Insurance and indemnification
We maintain customary director and officer insurance that covers potential liability of the directors, officers and certain agents of the Company and its subsidiaries.

RELATED PARTY TRANSACTIONS
Within this section, we have calculated the euro amounts using the historical exchange rate as of the date of each transaction. Other than compensation arrangements described in “Management” elsewhere in this prospectus, since January 1, 2021, we have engaged in the following transactions with our members of our executive committee, directors or holders of more than 5% of our share capital, including their affiliates, which we refer to as our related parties. The share and per share numbers set forth below under this “Related party transactions” section do not give effect to the conversion of all of our outstanding preferred shares into common shares and the issuance of common shares to argenx BV upon conversion of the profit sharing certificate, each of which will occur immediately prior to the consummation of this offering.
Preferred share financings
Series B preferred financing
In March 2021, we issued and sold 286,705 Series B preferred shares, at a purchase price of €208.50 per share for an aggregate amount of approximately €59.8 million, to certain investors pursuant to a share subscription agreement among us and the investors party thereto, or the SSA.
In October 2021, we issued and sold an additional 8,249 Series B preferred shares, at a purchase price of €208.50 per share for an aggregate amount of approximately €1.7 million, to certain investors pursuant to the SSA.
In June 2022, we issued and sold an additional 184,086 Series B preferred shares, at a purchase price of €208.50 per share for an aggregate amount of €38.4 million, to certain investors pursuant to an amendment to the SSA.
Each of the following parties was also issued ten anti-dilution warrants in connection with its purchase, which allows the holder to exercise such warrants in the event the Company issues shares with an exercise price lower than the subscription price for which such investors paid for the shares. This offering does not constitute a dilutive event pursuant to the Company’s articles for purposes of the anti-dilution warrants.
The following table summarizes purchases of our Series B preferred shares and anti-dilution warrants by related parties:
Name	March 2021	October 2021	June 2022	Aggregate purchase price paid
Biodiscovery 5 FPCI(1)	35,970	—	11,990	€9,999,969.34
Boehringer Ingelheim Venture Fund GMBH(2)	2,398	—	—	€500,000.00
Entities affiliated with Cormorant Asset Management(3)	81,533	—	8,345	€18,739,970.32
Pfizer Inc.(4)	—	—	95,921	€19,999,963.20
Entities affiliated with Pontifax(5)	35,970	—	10,935	€9,779,997.06
Redmile Biopharma Investments III, L.P.(6)	95,921	—	9,832	€22,050,016.56
(1) Funds affiliated with Biodiscovery 5 FPCI (Andera Partners), or Andera Partners, collectively hold more than 5% of our voting securities.
(2) Boehringer Ingelheim Venture Fund GMBH, or BIVF, holds more than 5% of our voting securities.
(3) Entities affiliated with Cormorant Asset Management collectively hold more than 5% of our voting securities.
(4) Pfizer Inc., or Pfizer, holds more than 5% of our voting securities.
(5) Entities affiliated with Pontifax collectively hold more than 5% of our voting securities. Ohad Hammer is a partner at Pontifax and is a member of our board of directors.
(6) Redmile Biopharma Investments III, L.P., or Redmile, holds more than 5% of our voting securities. Redmile Group, LLC is an investment manager of Redmile and Ming Fang is a managing director at Redmile Group, LLC and is a member of our board of directors.

Series C preferred financing
In October 2023, we issued and sold 455,004 Series C preferred shares, at a price of €208.50, for an aggregate amount of approximately €94.9 million to certain investors pursuant to a share subscription agreement among us and the investors party thereto.
Each of the following parties was also issued ten anti-dilution warrants in connection with its purchase, which allows the holder to exercise such warrants in the event the Company issues shares with an exercise price lesser than the subscription price for which such investors paid for the shares. This offering does not constitute a dilutive event pursuant to the Company’s articles for purposes of the anti-dilution warrants.
The following table summarizes purchases of our Series C preferred shares and anti-dilution warrants by related parties:
Name	October 2023	Aggregate purchase price paid
Biodiscovery 5 FPCI(1)	7,194	€1,499,981.61
Canaan XII L.P.(2)	73,000	€15,220,830.83
Entities affiliated with Cormorant Asset Management(3)	11,510	€2,399,887.18
Entities affiliated with Fidelity Management & Research Company(4)	123,500	€25,750,309.69
LSP 7 Coöperatief U.A.(5)	143,881	€29,999,840.56
Entities affiliated with Pontifax(6)	15,347	€3,199,919.06
Redmile Biopharma Investments III, L.P.(7)	13,428	€2,799,798.86
(1) Funds affiliated with Andera Partners collectively hold more than 5% of our voting securities.
(2) Canaan XII L.P. holds more than 5% of our voting securities.
(3) Entities affiliated with Cormorant Asset Management collectively hold more than 5% of our voting securities.
(4) Entities affiliated with Fidelity Management & Research Company collectively hold more than 5% of our voting securities.
(5) LSP 7 Coöperatief U.A holds more than 5% of our voting securities. LSP 7 Coöperatief U.A is affiliated with EQT Life Sciences and Felice van Weegan is a partner in the EQT Life Science team and is a member of our board of directors.
(6) Entities affiliated with Pontifax collectively hold more than 5% of our voting securities. Ohad Hammer is a partner at Pontifax and is a member of our board of directors.
(7) Redmile holds more than 5% of our voting securities. Redmile Group, LLC is an investment manager of Redmile and Ming Fang is a managing director at Redmile Group, LLC and is a member of our board of directors.
Agreements with shareholders
In connection with our Series C preferred financing, in October 2023, we entered into the third amended and restated shareholders’ agreement with our shareholders, which contains registration rights, information rights and rights of first refusal, among other rights. This shareholders’ agreement will terminate immediately prior to the consummation of this offering, except for the confidentiality provisions and registration rights granted thereunder.
Management rights and side letters
In connection with the initial issuance and sale of our preferred shares, we entered into management rights and side letters with certain purchasers of our preferred shares, including holders of more than 5% of our share capital and entities with which certain of our directors or officers are affiliated, pursuant to which such entities were granted certain management rights, among other things, including the right to consult with and advise our management on significant business issues, review our operating plans, examine our books and records and inspect our facilities. These letters will terminate upon completion of this offering.
Agreements with our executive committee and directors
We have entered into employment agreements with certain of our directors and members of our executive committee. These employment agreements contain customary provisions and representations, including confidentiality, non-competition and non-solicitation undertakings by the directors and members of our executive committee. The enforceability of the non-competition provisions may be limited under applicable law.
Insurance and indemnification
We maintain customary director and officer insurance that covers potential liability of the directors, officers and certain agents of the Company and its subsidiaries.
Related party transactions policy
Prior to the closing of this offering, we intend to adopt a related party transactions policy. Under this policy, related party transactions (as defined by the policy) must be reviewed by, and will be subject to, the approval or ratification of, our board of directors or a designated committee thereof consisting solely of independent directors, including the audit committee.

PRINCIPAL SHAREHOLDERS
As of the date of this prospectus, our authorized share capital amounts to      , divided into      common shares and      preferred shares, each with no nominal value.
The following table sets forth information with respect to the beneficial ownership of our common shares as of      , 2024, after giving effect to the conversion of all of our outstanding preferred shares into an aggregate of       common shares and the issuance of      common shares to argenx BV upon conversion of the profit sharing certificate, each of which will occur immediately prior to the consummation of this offering, for:
•
each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding common shares;

•
each of our directors and members of our executive committee; and

•
all of our directors and members of our executive committee as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares that the person has the right to acquire within 60 days of      , 2024. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.
The percentage of shares beneficially owned before the offering is computed on the basis of      common shares outstanding as of      , 2024, after giving effect to the conversion of all outstanding preferred shares into an aggregate of      common shares and the issuance of      common shares to argenx BV upon the conversion of the profit sharing certificate, each of which will occur immediately prior to the consummation of this offering. The percentage of shares beneficially owned after the offering is based on the number of our common shares outstanding before this offering, and includes the      common shares represented by ADSs to be issued in connection with this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs from us.
Common shares that a person has the right to acquire within 60 days of      , 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all board members and members of our executive committee as a group.
As of      , 2024, after giving effect to the conversion of all of our outstanding preferred shares into an aggregate of      common shares and the issuance of      common shares to argenx BV upon the conversion of the profit sharing certificate, each of which will occur immediately prior to the consummation of this offering, common shares, representing    % of our issued and outstanding common shares, were held by       U.S. shareholders of record.
Except as otherwise indicated in the table below, addresses of the directors, members of our executive committee and named beneficial owners are c/o AgomAb Therapeutics NV at Posthoflei, 1/6 2600 Antwerpen, Belgium.

	Before Offering		After Offering
Name of Beneficial Owner	Number of Common shares Beneficially Owned	Percentage of Common shares Beneficially Owned	Number of Common shares Beneficially Owned	Percentage of Common shares Beneficially Owned
5% or Greater Shareholders:
%
%
%
%
%
%
%
Members of Executive Committee and Directors:
%
%
%
%
%
%
%
%
%
All members of our executive committee and directors as a group ( persons)
* Represents beneficial ownership of less than one percent.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
The following describes our issued share capital and summarizes the material provisions of our restated articles of association, or the articles of association, as they will read upon the closing of this offering.
General
The following description is a summary of certain information relating to our share capital, certain provisions of our articles of association and the Belgian Companies and Associations Code. Unless stated otherwise, this description gives effect to the conversion of all preferred shares to common shares, the issuance of common shares to argenx BV upon conversion of the profit sharing certificate and the conversion of any outstanding ESOP common shares. Our articles of association will become effective concurrently with the closing of this offering. Because this description is a summary, it may not contain all information which is important to you. Accordingly, this description is qualified entirely by references to our articles of association and the Belgian Companies and Associations Code. Copies of our articles of association will be publicly available as an exhibit to the registration statement of which this prospectus forms a part.
The following also includes comparisons of certain provisions of our articles of association and the Belgian Companies and Associations Code applicable to us, and the Delaware General Corporation Law, or the DGCL, the law under which many publicly listed companies in the United States are incorporated. Because such statements are summaries, they do not address all aspects of Belgian law that may be relevant to us and our shareholders or all aspects of the DGCL which may differ from Belgian law. This summary is not intended to be a complete discussion of the respective rights and it is qualified entirely by reference to the Belgian Companies and Associations Code applicable to us and the DGCL.
Share capital
Our share capital is represented by registered common shares without nominal or par value. Our share capital is fully paid-up. There are no separate classes of shares. As of June 30, 2024, we had      common shares held by      shareholders of record,      preferred shares and warrants to purchase      common shares pursuant to our warrant plans outstanding.
Upon the consummation of this offering, our share capital will consist of      authorized common shares, without nominal or par value.
We intend to apply to list the ADSs on the Nasdaq Global Market under the symbol “AGMB.” We believe that upon the completion of this offering, we will meet the standards for listing on Nasdaq, and the closing of this offering is contingent upon such listing.
Upon the closing of this offering, our articles of association will provide that, for as long as any of the ADSs are admitted to trading on Nasdaq, the New York Stock Exchange or on any other regulated stock exchange operating in the United States, the laws of the State of New York shall apply to the property law aspects of the ADSs reflected in the register administered by our depositary, subject to certain overriding exceptions under Belgian law.
Common shares
The following summarizes the main rights of holders of our common shares:
•
each holder of common shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the appointment of directors;

•
there are no cumulative voting rights;

•
the holders of our common shares are entitled to dividends and other distributions as may be declared from time to time by us out of funds legally available for that purpose, if any;

•
upon our liquidation and dissolution, the holders of common shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities; and

•
the holders of our common shares have pre-emption rights in case of share issuances or the grant of rights to subscribe for shares, except if such rights are limited or excluded by the corporate body authorized to do so and except in such cases as provided by Belgian law and our articles of association.

Articles of association and other share information
Corporate profile
Our legal and commercial name is “AgomAb Therapeutics”. We are a limited liability company incorporated in the form of a naamloze vennootschap / société anonyme under Belgian law. We are registered with the Register of Legal Entities of Antwerp (section Antwerp) under the registration number 0674.527.310. Our registered office and our headquarters are located at Posthoflei 1/ 6, 2600 Antwerpen, Belgium. We were incorporated on April 13, 2017 for an unlimited duration. Our financial year runs from January 1 through December 31.
Corporate purpose
According to Article      of our articles of association, our corporate purpose is as follows:
“The Company has as its object, in Belgium as well as abroad, on its own behalf as well as on behalf of third parties, alone or in participation with third parties:
(a) the scientific research, the clinical study, the identification, the testing, analysis and evaluation, of biological, chemical or natural products with therapeutic or diagnostic potential in the life science area in general and in the pharmaceutical, medical, chemical, veterinary sectors in particular, and the production, the marketing, the exploitation, the granting or taking of a license and in general performing all possible transactions regarding any pharmaceutical or affiliated products and formulations;
(b) the worldwide distribution of, selling of and providing services with regard to the products of the Company directly to clients and also via third parties;
(c) the setting up of, participating in, managing of, monitoring of and collaborating with companies and other enterprises, obtaining, maintaining, selling or by other means managing of participations and interests in other companies and enterprises;
(d) the financing of companies and other enterprises, borrowing, lending and collecting of funds, the participation in financial transactions, including the issuance of bonds, debentures or other securities, and concluding of all agreements somehow related thereto, to enterprises and companies connected to the Company in a group and to third parties;
(e) providing guarantees, binding of the Company and encumbering assets of the Company for the benefit of enterprises and companies with which the Company is affiliated in a group and for the benefit of third parties;
(f) to acquire, manage, exploit and dispose of movable goods, immovable property and all asset values in general;
(g) to trade in currencies, securities, movable goods, immovable property and asset values in general;
(h) to acquire, exploit and trade in patents, trademarks, licenses, know-how and other industrial property rights;
(i) to perform all types of industrial, financial and commercial activities.
The Company may perform all civil, industrial, commercial, movable or immovable operations, directly or indirectly, totally or partially related to any section of its purpose, or that are of such a nature to enlarge the realization of its purpose or to facilitate it.
The Company may in any way, participate in all companies or enterprises with a similar or a related purpose, or whose purposes are of such a nature to facilitate the realization of its own purpose.

The Company may also enter into any agreement of cooperation, rationalization, association or other with such companies or enterprises.
The Company may provide a guarantee or provide security, both by providing personal rights or rights in rem for the benefit of any physical or legal person, whether or not affiliated. It may execute the role of director, managing director (zaakvoerder/gérant) and liquidator.”
Board of directors
Belgian law does not specifically regulate the ability of directors to borrow money from our company.
Article 7:96 of the Belgian Companies and Associations Code provides that if one of our directors has a direct or indirect interest of a patrimonial nature that conflicts with the interest of the Company in connection with a resolution or transaction that falls within the powers of our board of directors, the director concerned must inform our other directors of this matter before our board of directors makes any decision on the relevant resolution or transaction. The statutory auditor must also be notified. The director may neither participate in the deliberation nor vote on the conflicting resolution or transaction. An excerpt from the minutes of the meeting of our board of directors that sets forth the financial impact of the matter on us and justifies the decision of our board of directors must be published in our annual report. The statutory auditor’s report to the annual accounts must contain a description of the financial impact on us of each of the decisions of our board of directors where director conflicts arise. If all directors have a conflict of interest, the resolution or transaction shall be submitted for approval to the shareholders’ meeting.
There are no outstanding loans granted by our Company to any of the members of the board of directors and members of the executive management, nor are there any guarantees provided by our Company for the benefit of any of the members of the board of directors and members of the executive management.
Our articles of association will provide that we may obtain and maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act.
None of the members of the board of directors and members of the executive management has a family relationship with any other of the members of the board of directors and members of the executive management.
The DGCL generally permits transactions involving a Delaware corporation and an interested director of that corporation if (i) the material facts as to the director’s relationship or interest and as to the transaction are disclosed and a majority of disinterested directors consent, (ii) the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.
We rely on a provision in the Listing Rules of Nasdaq that allows us to follow Belgian corporate law with respect to certain aspects of corporate governance. This allows us to continue following certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq. In particular, the Listing Rules of Nasdaq require a majority of the directors of a listed U.S. company to be independent, whereas pursuant to Belgium law, we are not subject to any legal requirement to have any independent directors. Our board of directors currently comprises five independent directors and one non-independent director. See “Management.” The Listing Rules of Nasdaq further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. All members of our Audit Committee will be independent as determined under Rule 10A-3 under the Exchange Act and the applicable rules of Nasdaq. See “Management.”
Form and transferability of our shares
All of our shares rank pari passu in all respects with all other existing and outstanding shares of the Company. All of our shares belong to the same class of securities and are in registered form.

All of our outstanding shares are fully paid-up and freely transferable, subject to any contractual restrictions. See “Shares and ADSs Eligible for Future Sale—Lock-up agreements.”
Currency
Our share capital, which is represented by our outstanding common shares, is denominated in Euros.
Changes to our share capital
In principle, changes to our share capital are decided by our shareholders. Our shareholders may at any time at a shareholders’ meeting decide to increase or decrease our share capital. Such resolution must satisfy the quorum and majority requirements that apply to an amendment of the articles of association, as described below in “—Description of the rights and benefits attached to our shares—Right to attend and vote at our shareholders’ meeting—Quorum and majority requirements.” No shareholder is liable to make any further contribution to our share capital other than with respect to shares held by such shareholder that are not fully paid-up.
Share capital increases by our board of directors
Subject to the quorum and majority requirements described below in “—Description of the rights and benefits attached to our shares—Right to attend and vote at our shareholders’ meeting—Quorum and majority requirements,” our shareholders’ meeting may authorize our board of directors, within certain limits, to increase our share capital without any further approval of our shareholders. A capital increase that is authorized in this manner is, referred to as “authorized capital”. This authorization needs to be limited in time, meaning that it can only be granted for a renewable period of a maximum of five years.
By virtue of the resolution of the extraordinary general shareholders’ meeting of the Company held on      , 2024, as published by excerpt in the Annexes to the Belgian Official Gazette (Belgisch Staatsblad/Moniteur belge) on      , 2024 under number      , which entered into force on      , 2024, the board of directors of the Company has been granted certain powers to increase our share capital in the framework of the authorized capital. The powers under the authorized capital have been set out in article           of the Company’s articles of association. Pursuant to the authorization granted by the extraordinary general shareholders’ meeting, the board of directors was authorized to increase the share capital of the Company on one or several occasions by a maximum aggregate amount of €      (excluding issue premium, as the case may be).
Preferential subscription rights
In the event of a share capital increase for cash through the issuance of new shares, or in the event we issue convertible bonds or subscription rights (warrants), our existing shareholders have a preferential right to subscribe, pro rata, to the new shares, convertible bonds or subscription rights (warrants). These preferential subscription rights are transferable during the subscription period.
Our shareholders may, at a shareholders’ meeting, decide to limit or cancel this preferential subscription right, subject to special reporting requirements. Such decision by the shareholders must satisfy the same quorum and majority requirements as the decision to increase our share capital.
Shareholders may also decide to authorize our board of directors to limit or cancel the preferential subscription right within the framework of the authorized capital, subject to the terms and conditions set forth in the Belgian Companies and Associations Code and the relevant authorization. As mentioned above, our board of directors currently has the authority to increase the share capital within the framework of the authorized capital, and the right to limit or cancel the preferential subscription right within the framework of the authorized capital. The powers under the authorized capital have been set out in article      of the articles of association. See also “—Share capital increases by our board of directors” above.
Generally, unless expressly authorized in advance by the shareholders’ meeting, the authorization of our board of directors to increase the share capital through contributions in cash with cancellation or limitation of the preferential subscription right of the existing shareholders is suspended as of the notification to us by the Belgian Financial Services and Markets Authority, or the FSMA, of a public takeover bid on our financial instruments. Our shareholders’ meeting did not grant such express authorization to our board of directors. See also “—Share capital increases by our board of directors” above.
Under the DGCL, stockholders of a Delaware corporation have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the corporation’s certificate of incorporation.
Purchases/acquisitions and sales of our own shares
We may acquire, pledge and dispose of our own shares, profit certificates or associated certificates at the conditions provided for by articles 7:215 and following of the Belgian Companies and Associations Code. These conditions include a prior shareholders’ resolution approved by at least 75% of the votes validly cast at a general shareholders’ meeting (whereby abstentions are not included in the numerator nor in the denominator) where at least 50% of the share capital are present or represented. In the event where the aforementioned 50% quorum is not present or represented at the first general shareholders’ meeting, a second general shareholders’ meeting needs to be convened through a new notice. The second general shareholders’ meeting may validly deliberate and decide regardless of the number of shares present or represented. The special 75% majority requirements, however, remain applicable.
Furthermore, shares can only be acquired with funds that would otherwise be available for distribution as a dividend to the shareholders and the transaction must relate to fully paid-up shares or associated certificates. Furthermore, an offer to purchase shares must be made by way of an offer to all shareholders under the same conditions.
Generally, the general shareholders’ meeting or the articles of association determine the amount of shares, profit certificates or certificates that can be acquired, the duration of such an authorization which cannot exceed five years as from the publication of the proposed resolution as well as the minimum and maximum price that the board of directors can pay for the shares. The prior approval by the shareholders is not required if we purchase the shares to offer them to our personnel, in which case the shares must be transferred within a period of 12 months as from their acquisition.
We may, without prior authorization by the general shareholders’ meeting, dispose of the Company’s own shares, profit certificates or associated certificates in the limited number of situations set out in article 7:218 of the Belgian Companies and Associations Code.
As of the date of this prospectus, our Company does not hold any own shares.
Under the DGCL, a Delaware corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation.
Description of the rights and benefits attached to our shares
Right to attend and vote at our shareholders’ meetings
Annual shareholders’ meeting
Our annual general shareholders’ meeting will be held at the registered office of our Company (in Belgium) or at the place determined in the notice convening the general shareholders’ meeting. The meeting will be held every year on the last Tuesday of May at 04:00 p.m. (Belgian time). If this day would be a Belgian public holiday, the annual general shareholders’ meeting shall be held on the next business day. At our annual general shareholders’ meeting, the board of directors submits to the shareholders the audited non-consolidated and consolidated annual financial statements and the reports of the board of directors and of the statutory auditor with respect thereto.

The general shareholders’ meeting then decides on the approval of the statutory annual financial statements, the proposed allocation of the Company’s profit or loss, the release from liability of the directors and the statutory auditor, and, when applicable, the (re-)appointment or dismissal of the statutory auditor and/or of all or certain directors. In addition, as relevant, the general shareholders’ meeting must also decide on the approval of the remuneration of the directors and statutory auditor for the exercise of their mandate (see also “—Voting rights attached to the common shares” below).
Special and extraordinary shareholders’ meetings
Our board of directors or the statutory auditor (or the liquidators, if appropriate) may, whenever our interests so requires, convene a special or extraordinary shareholders’ meeting. Pursuant to article 7:126 of the Belgian Companies and Associations Code, such general shareholders’ meeting must also be convened when one or more shareholders holding, alone or together, at least 10% of our company’s share capital so request. Shareholders that do not hold at least 10% of our share capital do not have the right to have the general shareholders’ meeting convened.
Under the DGCL, special meetings of the stockholders of a Delaware corporation may be called by such person or persons as may be authorized by the certificate of incorporation or by the bylaws of the corporation, or if not so designated, as determined by the board of directors. Stockholders generally do not have the right to call meetings of stockholders unless that right is granted in the certificate of incorporation or the bylaws.
Notices convening shareholders’ meetings
Notices convening our shareholders’ meeting must state the place, date and hour of the meeting, must include an agenda indicating the items to be discussed and the proposed resolutions that will be submitted at the meeting, and must be published at least 15 calendar days prior to the general shareholders’ meeting in the Belgian Official Gazette (Belgisch Staatsblad/Moniteur Belge), in a newspaper that is published nation-wide in Belgium, in paper or electronically, and on our company’s website. A publication in a nation-wide newspaper is not needed for annual general shareholders’ meetings taking place on the date, hour and place indicated in the articles of association of the Company if the agenda is limited to the treatment and approval of the financial statements, the annual report of the board of directors, the report of the statutory auditor, and the discharge from liability of the directors and statutory auditor. See also “—Voting Rights attached to the common shares” below. In addition to this publication, the notice has to be distributed at least 15 calendar days prior to the meeting via the normal publication means that the Company uses for the publication of press releases. The term of 15 calendar days prior to the general shareholders’ meeting for the publication and distribution of the convening notice can be reduced to 10 calendar days for a second meeting if, as the case may be, the applicable quorum for the meeting is not reached at the first meeting, the date of the second meeting was mentioned in the notice for the first meeting and no new item is put on the agenda of the second meeting. See also further below under “—Quorum and majority requirements.”
At the same time as its publication, the convening notice must also be sent to the holders of registered shares, holders of registered convertible bonds, holders of registered subscription rights (warrants), holders of registered certificates issued with the co-operation of the Company (if any), and, as the case may be, to the directors and statutory auditor of the Company. This communication needs to be made by e-mail unless the addressee has informed the Company that it wishes to receive the relevant documentation by another equivalent means of communication. If the relevant addressee does not have an e-mail address or if it did not inform the Company thereof, the relevant documentation will be sent by ordinary mail.
Notices of all our shareholders’ meetings and all documents submitted to such meetings, such as special board and auditor’s reports, will also be published on our website, commencing after the completion of this offering.
Under the DGCL, unless otherwise provided in the certificate of incorporation or by-laws, written notice of any meeting of the stockholders of a Delaware corporation must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and, in the case of a special meeting, the purpose of the meeting.

Admission to meetings
All holders of shares, subscription rights (warrants), profit-sharing certificates, non-voting shares, convertible bonds, or other securities issued by our Company, as the case may be, and all holders of certificates issued with the co-operation of our Company (if any) can attend the general shareholders’ meetings insofar as the law or the articles of association entitle them to do so and, as the case may be, give them the right to participate in voting. The articles of association determine the formalities that shareholders need to fulfill to be admitted to the general shareholders’ meeting. As the case may be, the formalities for the registration of securities holders, and the notification of our Company must be described in the notice convening the general shareholders’ meeting.
The board of directors shall have the ability to determine that the right to attend the general shareholders’ meetings and to exercise the voting right at such meetings (as the case may be) is determined by the registration of the ownership of the securities concerned in the name of the holder of such securities on a certain date prior to the date of the relevant general shareholders’ meeting (such date shall be set out in the notice convening the general shareholders’ meeting, but cannot be earlier than the 15th calendar date before the relevant general shareholders’ meeting), at midnight at the end of such day (Brussels time) (such date and hour being the relevant registration date), by means of the registration of such securities in the relevant (portion of the split) register book for such securities, or in the accounts of a certified account holder or relevant settlement institution for the securities concerned. The board of directors may also make participation to the general shareholders’ meetings dependent on a requirement of notification by the securities holders concerned to the Company, or to the person appointed for this purpose by the Company, on a date to be determined by the board of directors before the date of the scheduled meeting, that such securities holder intends to attend the meeting, stating the number of securities with which such securities holder wishes to participate. The manner in which such notification must be made (as the case may be) must be set out in the notice convening the general shareholders’ meeting.
Electronic participation
Our board of directors has the possibility to organize the general shareholders’ meeting by means of electronic communication which must (i) allow our company to verify the capacity and identity of the shareholders using it; (ii) at least enable (a) the securities holders to directly, simultaneously and continuously follow the discussions during the meeting and (b) the shareholders to exercise their voting rights on all points on which the general shareholders’ meeting is required to take a decision; and (iii) allow the securities holders to actively participate to the deliberations and to ask questions during the meeting.
Voting by proxy or remote voting
Each shareholder has, subject to compliance with the requirements set forth above under “—Admission to meetings”, the right to attend a general shareholders’ meeting and to vote at the general shareholders’ meeting in person or through a proxy holder, who need not be a shareholder. The appointment of a proxy holder must be made in accordance with the applicable rules of Belgian law, including in relation to conflicts of interest and the keeping of a register.
The notice convening the meeting may allow shareholders to vote remotely in relation to the general shareholders’ meeting, by sending a paper form or, if specifically allowed in the notice convening the meeting, by sending a form electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law). These forms shall be made available by our company. The original signed paper form must be received by our company within the term specified by the articles of association. Voting through the signed electronic form may occur until the last calendar day before the meeting.
Our company may also organize a remote vote in relation to the general shareholders’ meeting through other electronic communication methods, such as, among others, through one or several websites. Our company shall specify the practical terms of any such remote vote in the convening notice.
When votes are cast electronically, an electronic confirmation of receipt of the votes is sent to the relevant shareholders that cast the vote. After the general shareholders’ meeting, shareholders can obtain, at least upon request (which must be made no later than three months after the vote), the confirmation that their votes have been validly recorded and taken into account by the Company, unless that information is already available to them.
Holders of securities who wish to be represented by proxy or vote remotely must, in any case comply with the formalities to attend the meeting, as explained under “—Admission to Meetings.” Holders of shares without voting rights, profit-sharing certificates without voting rights, convertible bonds, subscription rights (warrants) or certificates issued with the cooperation of our company may attend the general shareholders’ meeting but only with an advisory vote.
Voting rights attached to the common shares
Each shareholder of the Company is entitled to one vote per common share. Shareholders may vote by proxy, subject to the rules described in “—Right to attend and vote at general shareholders’ meetings” and “—Voting by proxy or remote voting.”
Voting rights can also be suspended in relation to shares:
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which are not fully paid-up, notwithstanding the request thereto of our board of directors;

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to which more than one person is entitled or on which more than one person has rights in rem (zakelijke rechten/droits réels), except in the event a single representative is appointed for the exercise of the voting right vis-à-vis our company;

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which entitle their holder to voting rights above the threshold of 25% of the total number of voting rights attached to the outstanding financial instruments of our company on the date of the relevant general shareholders’ meeting, in the event that the relevant shareholder has not notified us at least 20 calendar days prior to the date of our general shareholders’ meeting in accordance with the applicable rules of the Belgian Companies and Associations Code; or

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of which the voting right was suspended by a competent court.

Pursuant to the Belgian Companies and Associations Code, the voting rights attached to shares owned by the Company, or a person acting in its own name but on behalf of the Company, or acquired by a subsidiary of the Company, as the case may be, are suspended.
Generally, the general shareholders’ meeting has sole authority with respect to:
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the approval of the annual financial statements of our company;

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the distribution of profits (except interim dividends (see “—Dividends”));

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the appointment and dismissal of directors of our company;

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the appointment and dismissal of the statutory auditor of our company;

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the granting of release from liability to the directors and the statutory auditor of our company;

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the determination of the remuneration of the directors and of the statutory auditor for the exercise of their mandate;

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the filing of a claim for liability against directors;

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the decisions relating to the dissolution, merger and certain other reorganizations of our company; and

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the approval of amendments to our articles of association.

Quorum and majority requirements
In general, there is no attendance quorum requirement for a general shareholders’ meeting and decisions are passed with a simple majority of the votes of the shares present or represented. However, capital increases (other than those decided by the board of directors pursuant to the authorized capital), decisions with respect to our company’s dissolution, mergers, de-mergers and certain other reorganizations of our company, amendments to the articles of association (other than an amendment of the corporate purpose), and certain other matters referred to in the Belgian Companies and Associations Code do not only require the presence or representation of at least 50% of the share capital of our company but also a majority of at least 75% of the votes cast (whereby abstentions are not included in the numerator nor in the denominator). An amendment of our company’s corporate purpose requires the approval of at least 80% of the votes cast at a general shareholders’ meeting (whereby abstentions are not included in the numerator nor in the denominator), which can only validly pass such resolution if at least 50% of the share capital of our company and at least 50% of the profit certificates, if any, are present or represented. In the event where the required quorum is not present or represented at the first meeting, a second meeting needs to be convened through a new notice. The second general shareholders’ meeting may validly deliberate and decide regardless of the number of shares present or represented. The special majority requirements, however, remain applicable.
Under the DGCL, the certificate of incorporation or bylaws of a Delaware corporation may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.
Right to ask questions
Within the limits of Article 7:139 of the Belgian Companies and Associations Code, security holders have a right to ask questions to the directors in connection with the report of the board of directors or the items on the agenda of such general shareholders’ meeting. However, directors may, in the interest of our company, refuse to answer questions when the communication of certain information or facts could cause prejudice to our company or is contrary to the obligations of confidentiality entered into by them or by our company.
Shareholders can also ask questions to the statutory auditor in connection with its report. Such questions can be submitted in writing prior to the meeting or can be asked at the meeting. Written questions to the statutory auditor must be submitted to our company at the same time as questions to the directors. The statutory auditor may, in the interest of our company, refuse to answer questions when the communication of certain information or facts could cause prejudice to our company or is contrary to its professional secrecy or to obligations of confidentiality entered into by our company. The statutory auditor has the right to speak at the general meeting in connection with the performance of its duties.
Written and oral questions will be answered during the meeting concerned in accordance with applicable law. In addition, in order for written questions to be considered, the shareholders who submitted the written questions concerned must comply with the formalities to attend the meeting, as explained under “—Admission to Meetings.”
Dividends
All shares participate equally in our company’s profits (if any). Pursuant to the Belgian Companies and Associations Code, the shareholders can in principle decide on the distribution of profits with a simple majority vote at the occasion of the annual general shareholders’ meeting, based on the most recent statutory audited financial statements, prepared in accordance with Belgian GAAP and based on a (non-binding) proposal of the Company’s board of directors. The Belgian Companies and Associations Code and the Company’s articles of association also authorize the board of directors to declare interim dividends without shareholder approval. The right to pay such interim dividends is, however, subject to certain legal restrictions.
Our ability to distribute dividends is subject to availability of sufficient distributable profits as defined under Belgian law on the basis of our stand-alone statutory accounts prepared in accordance with accounting principles generally accepted in Belgium, or Belgian GAAP (and hence not on the basis of the IFRS consolidated accounts). In particular, dividends can only be distributed if, following the declaration and issuance of the dividends, the amount of our net assets on the date of the closing of the last financial year as shown on the stand-alone statutoryfinancial statements (i.e., summarized, the amount of the assets as shown on the balance sheet, decreased by provisions and liabilities, and, save in exceptional cases, to be mentioned and justified in the notes to the annual accounts, decreased by the non-amortized costs of incorporation and extension and the non-amortized costs for research and development, all in accordance with Belgian GAAP), does not fall below the amount of the paid-up capital (or, if higher, the issued capital), increased by the amount of non-distributable reserves (which include, as the case may be, the unamortized part of any revaluation surpluses).
Furthermore, pursuant to Belgian law and our articles of association, we must allocate each year an amount of at least 5% of our annual net profit under our stand-alone statutory accounts (prepared in accordance with Belgian GAAP) to a legal reserve on our stand-alone statutory accounts, until the legal reserve amounts to 10% of our share capital. Our legal reserve currently does not meet this requirement nor will it meet the requirement at the time of the closing of this offering. Accordingly, 5% of our annual net profit under our stand-alone statutory accounts (prepared in accordance with Belgian GAAP) during future years will need to be allocated to the legal reserve, further limiting our ability to pay out dividends to our shareholders.
In addition, further financial restrictions and other limitations may be contained in future credit agreements.
The right to payment of dividends expires five years after the board of directors declared the dividend payable.
Under the DGCL, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for either or both of the fiscal year in which the dividend is declared and the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). Dividends may be paid in the form of shares, property or cash.
Appointment of directors
Pursuant to the Belgian Companies and Associations Code and the articles of association, the board of directors must consist of at least three directors and no more than nine directors.
Liquidation rights
Our company can only be voluntarily dissolved by a shareholders’ resolution passed with a majority of at least 75% of the votes cast at an extraordinary shareholders’ meeting where at least 50% of the share capital is present or represented. In the event the required quorum is not present or represented at the first meeting, a second meeting needs to be convened through a new notice. The second meeting of shareholders can validly deliberate and decide regardless of the number of shares present or represented.
Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution of a Delaware corporation must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The DGCL allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
In the event of the dissolution and liquidation of our company, the assets remaining after payment of all debts and liquidation expenses will be distributed to the holders of our shares, each receiving a sum on a pro rata basis.
Pursuant to article 7:228 of the Belgian Companies and Associations Code, if, as a result of losses incurred, the ratio of our net assets (determined in accordance with Belgian legal and accounting rules for non-consolidated financial statements) to share capital is less than 50%, the board of directors must convene an extraordinary general shareholders’ meeting within two months as of the date upon which the board of directors discovered or should have discovered this undercapitalization. At this general shareholders’ meeting the board of directors needs to propose either the dissolution of the Company or the continuation of the Company, in which case the board of directors must propose measures to ensure the Company’s continuity. The board of directors must justify its proposals in a special report to the shareholders. Shareholders representing at least 75% of the votes validly cast at this meeting have the right to dissolve the Company, provided that at least 50% of our share capital is present or represented at the meeting.

If, as a result of losses incurred, the ratio of the Company’s net assets to share capital is less than 25%, the same procedure must be followed, it being understood, however, that in that event shareholders representing 25% of the votes validly cast at the meeting can decide to dissolve the Company.
Pursuant to article 7:229 of the Belgian Companies and Associations Code, if the amount of the Company’s net assets has dropped below €61,500 (the minimum amount of share capital of a corporation with limited liability organised under the laws of Belgium (naamloze vennootschap/société anonyme)), any interested party is entitled to request the competent court to dissolve the Company. The court can order the dissolution of the Company or grant a grace period within which the Company is to remedy the situation.
If the Company is dissolved for any reason, the liquidation must be carried out by one or more liquidators appointed by the general shareholders’ meeting and whose appointment has been ratified by the enterprise court. Any balance remaining after discharging all debts, liabilities and liquidation costs must first be applied to reimburse, in cash or in kind, the paid-up capital of the shares not yet reimbursed. Any remaining balance shall be equally distributed amongst all the shareholders.
On the date of this Prospectus, the Company’s net equity is positive and thus does not fall within the scope of the articles 7:228 or 7:229 of the Belgian Companies and Associations Code.
Belgian legislation
Disclosure/notification of significant shareholdings
Pursuant to Article 7:83 of the Belgian Companies and Associations Code, when a natural or legal person directly or indirectly acquires dematerialized voting securities that cause that person to hold 25% or more of the total voting rights of the company as of the date of the transaction, such person must notify the company of the total number of securities held by them within five working days following the day of acquisition. This notification is also compulsory within the same period in case of a transfer of securities when such transfer results in the voting rights falling below the 25% threshold mentioned above.
The obligation to disclose significant shareholdings as well as certain other provisions of Belgian law (e.g., merger control, foreign investment screening and authorized capital) that may apply to the Company, may make an unsolicited tender offer, merger, change in management or other change in control, more difficult. Such provisions could discourage potential takeover attempts that third parties may consider and that other shareholders may consider to be in their best interest and could adversely affect the market price of the shares. These provisions may also deprive shareholders of the opportunity to sell their shares at a premium (which is typically offered in the context of a takeover bid).
The Belgian Act of May 2, 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, as amended from time to time, does not apply to us. However, in accordance with U.S. federal securities laws, holders of our common shares and holders of ADSs will be required to comply with disclosure requirements relating to their ownership of our securities. Any person who, after acquiring beneficial ownership of our common shares or ADSs, is the beneficial owners of more than 5% of our outstanding common shares or common shares underlying ADSs must file with the SEC a Schedule 13D or Schedule 13G, as applicable, disclosing the information required by such schedules, including the number of our common shares or common shares underlying ADSs that such person has acquired (whether alone or jointly with one or more other persons). In addition, if any material change occurs in the facts set forth in the report filed on Schedule 13D (including a more than 1% increase or decrease in the percentage of the total shares beneficially owned), the beneficial owner must promptly file an amendment disclosing such change.
Public takeover bids
Public takeover bids in Belgium for the Company’s shares and other securities giving access to voting rights (such as subscription rights or convertible bonds, if any) are subject to supervision by the FSMA. Any public takeover bid must be extended to all of the Company’s voting securities, as well as all other securities giving access to voting rights. Prior to making a bid, a bidder must publish a prospectus which has been approved by the FSMA prior to publication.
Belgium has implemented the Thirteenth Company Law Directive (European Directive 2004/25/EC of 21 April 2004) by the Belgian Act of 1 April 2007 on public takeover bids, as amended, or the Belgian Takeover Act, and the Belgian Royal Decree of 27 April 2007 on public takeover bids, as amended, or the Belgian Takeover Decree. As the Company does not quality as a listed company under Belgian law (as the Company’s shares are not admitted to trading and listing on a regulated market within the European Economic Area), the requirement, provided for by the Belgian Act of April 1, 2007, to launch a mandatory bid for all of our outstanding shares and securities giving access to shares if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting on their account, directly or indirectly holds more than 30% of the voting securities in a company that has its registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility designated by the Belgian Royal Decree of 27 April 2007 does not apply. This may allow existing shareholders or new investors to acquire significant influence or control over the Company by acquiring the shares in the market without being required to acquire the other outstanding voting securities, as well as for all other securities that entitle the holders thereof to the subscription to, the acquisition of or conversion into voting securities.
There are several provisions of Belgian company law and certain other provisions of Belgian law, such as merger control, that may apply towards the Company and which may create hurdles to an unsolicited tender offer, merger, change in management or other change in control. These provisions could discourage potential takeover attempts that other shareholders may consider to be in their best interest and could adversely affect the market price of the shares of the Company. These provisions may also have the effect of depriving the shareholders of the opportunity to sell their shares at a premium.
In addition, pursuant to Belgian company law, the board of directors of Belgian companies may in certain circumstances, and subject to prior authorization by the shareholders, deter or frustrate public takeover bids through dilutive issuances of equity securities (pursuant to the authorized capital) or through share buy-backs (i.e. purchase of own shares). In principle, the authorization of the board of directors to increase the share capital of the Company through contributions in kind or in cash with cancellation or limitation of the preferential subscription right of the existing shareholders is suspended as of the notification to the Company by the FSMA of a public takeover bid on the securities of the Company. The general shareholders’ meeting can, however, under certain conditions, expressly authorize the board of directors to increase the capital of the Company in such case by issuing shares in an amount of not more than 10% of the existing shares at the time of such a public takeover bid. (see also “—Changes to our share capital” and “—Share capital increases by our board of directors”).
Our articles of association do not provide for any specific protective mechanisms against public takeover bids.
Squeeze-out
Pursuant to Article 7:82 of the Belgian Companies and Associations Code or the regulations promulgated thereunder, a person or legal entity, or different persons or legal entities acting alone or in concert, who own, at least 95% of the securities with voting rights in a limited liability company are entitled to acquire the totality of the securities with voting rights in that company following a squeeze-out offer. With the exception of the securities for which the owner has expressly indicated in writing that he does not wish to relinquish them, the securities not offered at the end of the procedure shall be deemed to have passed automatically to the person making a squeeze-out offer with consignment of the price.
Limitations on the right to own securities
Neither Belgian law nor our articles of association impose any general limitation on the right of non-residents or foreign persons to hold our securities or exercise voting rights on our securities other than those limitations that would generally apply to all shareholders. However, investors residing, incorporated or with an ultimate beneficiary owner based outside the European Union may have to obtain the prior approval of the Belgian Inter-Federal Screening Commission in order to hold certain important stakes of the voting rights in the Company, in each case in accordance with, and subject to, the applicable Belgian foreign investment screening regulations.
Exchange controls and limitations affecting shareholders
There are no Belgian exchange control regulations that impose limitations on our ability to make, or the amount of, cash payments to residents of the United States. We are in principle under an obligation to report to the National Bank of Belgium certain cross-border payments, transfers of funds, investments and other transactions in accordance with applicable balance-of-payments statistical reporting obligations. Where a cross-border transaction is carried out by a Belgian credit institution on our behalf, the credit institution will in certain circumstances be responsible for the reporting obligations.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American depositary receipts
J.P. Morgan Chase Bank, N.A., or the Bank, as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number of shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, yourself as an ADR holder and all other ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time.
The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, New York 10179.
The ADS to share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you.
A beneficial owner is any person or entity having a beneficial ownership interest in ADSs. A beneficial owner need not be the holder of the ADR evidencing such ADS. If a beneficial owner of ADSs is not an ADR holder, it must rely on the holder of the ADR(s) evidencing such ADSs in order to assert any rights or receive any benefits under the deposit agreement. A beneficial owner shall only be able to exercise any right or receive any benefit under the deposit agreement solely through the holder of the ADR(s) evidencing the ADSs owned by such beneficial owner. The arrangements between a beneficial owner of ADSs and the holder of the corresponding ADRs may affect the beneficial owner’s ability to exercise any rights it may have.
An ADR holder shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADRs registered in such ADR holder’s name for all purposes under the deposit agreement and ADRs. The depositary’s only notification obligations under the deposit agreement and the ADRs is to registered ADR holders. Notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.
Unless certificated ADRs are specifically requested, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.
You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.
As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Belgian law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the common shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all holders and beneficial owners from time to time of ADRs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the common shares, you must rely on it to exercise the rights of a shareholder on your behalf.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement (or amendment thereto) filed with the U.S. Securities and Exchange Commission, or the SEC, of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is currently located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement through the EDGAR system on the SEC’s internet website at http://www.sec.gov.
Common share dividends and other distributions
How will I receive dividends and other distributions on the common shares underlying my ADSs?
We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of the Bank to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.
Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:
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Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

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Common Shares. In the case of a distribution in common shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such common shares. Only whole ADSs will be issued. Any common shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

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Rights to receive additional common shares. In the case of a distribution of rights to subscribe for additional common shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

i. sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or
ii. if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse. We have no obligation to file a registration statement under the Securities Act, in order to make any rights available to ADR holders.
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Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

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Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional common shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the common shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional common shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders or beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of common shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.
Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.
The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.
There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, common shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth on the “Disclosures” page (or successor page) of www.adr.com, as updated by the depositary from time to time.
Deposit, withdrawal and cancellation
How does the depositary issue ADSs?
The depositary will issue ADSs if you or your broker deposit common shares or evidence of rights to receive common shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such common shares.
Common shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of the Bank as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited common shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account and to the order of the depositary, in each case for the benefit of ADR holders, to the extent not prohibited by law. ADR holders and beneficial owners thus have no direct ownership interest in the common shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited common shares. The deposited common shares and any such additional items are referred to as “deposited securities”.
Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.
Upon each deposit of common shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.
How do ADR holders cancel an ADS and obtain deposited securities?
When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying common shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.
The depositary may only restrict the withdrawal of deposited securities in connection with:
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temporary delays caused by closing our transfer books or those of the depositary or the deposit of common shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

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the payment of fees, taxes and similar charges; or

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compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Record dates
The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):
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to receive any distribution on or in respect of deposited securities,

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to give instructions for the exercise of voting rights at a meeting of holders of common shares,

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to pay any fees, expenses or charges assessed by, or owing to, the depositary for administration of the ADR program as provided for in the ADR, or

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to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.
Voting rights
How do I vote?
If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the common shares which underlie your ADSs. As soon as practicable after receipt from us of notice of any meeting at which the holders of common shares are entitled to vote, or of our solicitation of consents or proxies from holders of common shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least 30 days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the registered ADR holders a “voting notice” stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of Belgian law, be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such ADR holder’s ADRs and (iii) the manner in which such instructions may be given, including instructions for giving a discretionary proxy to a person designated by us. Each ADR holder shall be solely responsible for the forwarding of voting notices to the beneficial owners of ADSs registered in such ADR holder’s name. There is no guarantee that ADR holders and beneficial owners generally or any holder or beneficial owner in particular will receive the notice described above with sufficient time to enable such ADR holder or beneficial owner to return any voting instructions to the depositary in a timely manner.
Following actual receipt by the ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for DTC), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such ADR holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing deposited securities.
ADR holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion in respect of deposited securities. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy, or for the effect of any such vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, rule, or regulation, or by the rules, regulations or requirements of any stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of or solicitation of consents or proxies from holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such ADR holders with or otherwise publicizes to such ADR holders instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).
There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and other communications
Will ADR holders be able to view our reports?
The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.
Additionally, if we make any written communications generally available to holders of our common shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.
Fees and expenses
What fees and expenses will I be responsible for paying?
The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of common shares, issuances in respect of common share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a common share distribution, rights and/or other distribution prior to such deposit to pay such charge.
The following additional fees, charges and expenses shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing common shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:
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a fee of US$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

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an aggregate fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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an amount for the reimbursement of such charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and charges and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the common shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charges and expenses may be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge or expense from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were common shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;
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stock transfer or other taxes and other governmental charges;

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a transaction fee per cancellation request (including through SWIFT, telex and facsimile transmission) as disclosed on the “Disclosures” page (or successor page) of ADR.com and any applicable delivery expenses (which are payable by such persons or holders);

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transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

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fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within the Bank and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.
The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.
Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.
Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.
We will pay all other fees, charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.
The right of the depositary to receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.
The fees and charges described above may be amended from time to time by agreement between us and the depositary.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing common shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.
Payment of taxes
ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or governmental charge.
Neither the depositary, nor any of its agents, shall be liable to holders or beneficial owners of the ADSs and ADRs for failure of any of them to comply with applicable tax laws, rules and/or regulations. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners of ADSs and ADRs, ADR holders (and all prior ADR holders) acknowledge and agree that the depositary has no obligation to seek payment of amounts owing for tax and other governmental charges from any current or former beneficial owner of ADSs and ADRs. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.
As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.
Reclassifications, recapitalizations and mergers
If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of common shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:
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amend the form of ADR;

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distribute additional or amended ADRs;

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distribute cash, securities or other property it has received in connection with such actions;

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sell any securities or property received and distribute the proceeds as cash; or

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none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.
Amendment and termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees, charges or expenses (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, a transaction fee per cancellation request (including through SWIFT, telex or facsimile transmission), applicable delivery expenses or other such fees, charges or expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders and beneficial owners a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder and any beneficial owner are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.
Any amendments or supplements which (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs or common shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.
Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).
How may the deposit agreement be terminated?
The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered ADR holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary. Notwithstanding anything to the contrary herein, the depositary may terminate the deposit agreement (a) without notifying us, but subject to giving 30 days’ notice to the ADR holders, under the following circumstances: (i) in the event of our bankruptcy or insolvency, (ii) if the common shares cease to be listed on an internationally recognized stock exchange, (iii) if we affect (or will affect) a redemption of all or substantially all of the deposited securities, or a cash or share distribution representing a return of all or substantially all of the value of the deposited securities, or (iv) there occurs a merger, consolidation, sale of assets or other transaction as a result of which securities or other property are delivered in exchange for or in lieu of deposited securities, and (b) immediately without prior notice to us, any holder or beneficial owner or any other person if required by any law, rule or regulation or any governmental authority or body, or the depositary would be subject to liability under or pursuant to any law, rule or regulation or by any governmental authority or body, in each case as determined by the depositary in its reasonable discretion.
After the date fixed for termination, then instead of the provisions in the prior paragraph, after the date so fixed for termination, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs, except to receive and hold (or sell) distributions on common shares and/or deposited securities and deliver common shares and/or deposited securities being withdrawn. As soon as practicable after the date so fixed for termination, the depositary has agreed to use its reasonable efforts to sell the common shares and/or deposited securities and shall thereafter (as long as it may lawfully do so) hold in an account (which may be a segregated or unsegregated account) the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the pro rata benefit of the registered ADR holders not theretofore surrendered. After making such sale, the depositary shall be discharged from all obligations in respect of the deposit agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary and its agents.
Limitations on obligations and liability to ADR holders
Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs
Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:
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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of common shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

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compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of common shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of common shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw common shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of common shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.
The deposit agreement expressly limits the obligations and liability of the depositary, the depositary’s custodian or ourselves and each of our and their respective agents, provided, however, that no provision of the deposit agreement is intended to constitute a waiver or limitation of any rights which ADR holders or beneficial owners of ADSs may have under the Securities Act or the Exchange Act, to the extent applicable. The deposit agreement provides that each of us, the depositary and our respective agents will:
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incur or assume no liability (including, without limitation, to holders or beneficial owners) if any present or future law, rule, regulation, fiat, order or decree of Belgium, the United Sates or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our Constitution, any act of God, war, terrorism, epidemic, pandemic, naturalization, expropriation, currency restrictions, extraordinary market conditions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, cyber, ransomware or malware attack, computer failure or circumstance beyond our, the depositary’s or our respective agents’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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incur or assume no liability (including, without limitation, to holders or beneficial owners) by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or things which by the terms of the deposit agreement it is provided shall or may be done or performed or any exercise or failure to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

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incur or assume no liability (including, without limitation, to holders or beneficial owners) if it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

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in the case of the depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs;

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in the case of us and our agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs, which in our or our agents’ opinion, as the case may be, may involve it in expense or liability, unless indemnity satisfactory to us or our agent, as the case may be against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be requested;

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not be liable (including, without limitation, to holders or beneficial owners) for any action or inaction by it in reliance upon the advice of or information from any legal counsel, any accountant, any person presenting common shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information and/or, in the case of the depositary, us; or

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may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of the Bank Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any registered ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders of issuers. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.
The depositary has no obligation to inform ADR holders or beneficial owners about the requirements of the laws, rules or regulations or any changes therein or thereto of Belgium, the United States or any other country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.
Additionally, none of the depositary, the custodian or us, or any of their or our respective directors, officers, employees, agents or affiliates shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide the ADR holders and beneficial owners, or any of them, with any information about our tax status. Neither the depositary or us shall incur any liability for any tax or tax consequences that may be incurred by registered ADR holders or beneficial owners on account of their ownership or disposition of ADRs or ADSs.
Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy, or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor us, nor any of our or their respective agents shall be liable to the other for any indirect, special, punitive or consequential damages (excluding reasonable fees and expenses of counsel) or lost profits, in each case of any form, collectively referred to as Special Damages, incurred by any of them, or liable to any other person or entity (including, without limitation, holders or beneficial owners of ADRs and ADSs) for any Special Damages, or any fees or expenses of counsel in connection therewith, whether or not foreseeable and regardless of the type of action in which such a claim may be brought; provided, however, that (i) notwithstanding the foregoing, the depositary and its agents shall be entitled to legal fees and expenses in defending against any claim for Special Damages and (ii) to the extent Special Damages arise from or out of a claim brought by a third party (including, without limitation, holders and beneficial owners of ADRs and ADSs) against the depositary or any of its agents, the depositary and its agents shall be entitled to full indemnification from us for all such Special Damages, and reasonable fees and expenses of counsel in connection therewith, unless such Special Damages are found to have been a direct result of the gross negligence or willful misconduct of the depositary.
In the deposit agreement each party thereto (including, for avoidance of doubt, each ADR holder and beneficial owner) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the common shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory). No provision of the deposit agreement or the ADRs is intended to constitute a waiver or limitation of any rights which an ADR holder or any beneficial owner may have under the Securities Act or the Exchange Act, to the extent applicable.
The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADRs.
Disclosure of interest in ADSs
To the extent that the provisions of or governing any deposited securities, or an applicable law or the order or requirement of any relevant regulatory or government body or agency, may require disclosure of or impose limits on beneficial or other ownership of, or interest in, deposited securities, other common shares and other securities and may provide for blocking transfer, voting or other rights, or for sale, transfer or divesture of such deposited securities, common shares or other securities, to enforce such disclosure or limits, you as ADR holders or beneficial owners agree to comply with (and authorize the depositary and custodian to comply with) all such requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof.
Books of depositary
The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register (and/or any portion thereof) may be closed at any time or from time to time, when deemed expedient by the depositary.
The depositary will maintain facilities for the delivery and receipt of ADRs.
Appointment
In the deposit agreement, each registered holder of ADRs and each beneficial owner, upon acceptance of any ADSs or ADRs (or any interest in any of them) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:
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be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs,

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appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof; and

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acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto, nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about us, ADR holders, beneficial owners and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us or ADR holders or beneficial owners and/or their respective affiliates may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (A) preclude the depositary or any of its divisions, branches or affiliates from engaging in any such transactions or establishing or maintaining any such relationships, or (B) obligate the depositary or any of its divisions, branches or affiliates to disclose any such transactions or relationships or to account for any profit made or payment received in any such transactions or relationships, (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs. For all purposes under the deposit agreement and the ADRs, the ADR holders thereof shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by such ADRs.

Governing law
The deposit agreement, the ADSs and the ADRs are governed by and construed in accordance with the internal laws of the State of New York without giving effect to the application of the conflict of law principles thereof. In the deposit agreement, we have submitted to the non-exclusive jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Any action based on the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby may also be instituted by the depositary against us in any competent court in Australia, the United States and/or any other court of competent jurisdiction.
Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving ADR holders or beneficial owners brought by us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may be instituted in a state or federal court in New York, New York, irrevocably waive any objection which you may have to the laying of venue of any such proceeding, and irrevocably submit to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. We and, by holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each also irrevocably agree that any legal suit, action or proceeding against or involving the depositary and/or us brought by ADR holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, including, without limitation, claims under the Securities Act and Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or except for claims under the Exchange Act, in the state courts of New York County in New York if either (i) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable).
Jury trial waiver
In the deposit agreement, each party thereto (including, for the avoidance of doubt, each holder and beneficial owner of, and/or holder of interests in, ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of, based on or relating in any way to the common shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for the ADSs. Upon closing of this offering, we will have            outstanding ADSs, based on an assumed offering price of $       per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus. Future sales of ADSs in the public market after this offering, and the availability of ADSs for future sale, could adversely affect the market price of the ADSs prevailing from time to time.
Some of the ADSs are subject to contractual and legal restrictions on resale as described below. There may be sales of substantial amounts of the ADSs shares in the public market after such restrictions lapse, which could adversely affect prevailing market prices of the ADSs.
We expect             ADSs, or             ADSs if the underwriters exercise their option to purchase additional ADSs in full, sold in this offering will be freely transferable without restriction, except for any ADSs purchased by one or more of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sale would be subject to the Rule 144 resale restrictions described below other than the holding period requirement. We expect             of the ADSs will be subject to the contractual 180-day lock-up period described below. This may adversely affect the prevailing market price of our shares and our ability to raise capital in the future.
Rule 144
In general, persons who have beneficially owned restricted ADSs for at least six months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act, subject to certain restrictions.
Non-affiliates
Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale of the ADSs, may sell an unlimited number of restricted securities under Rule 144 if:
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the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

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we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

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we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.
Affiliates
Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the 90 days preceding, a sale of the ADSs, would be subject to the restrictions described above.
They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:
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1% of the number of common shares then outstanding, which will equal approximately             shares immediately after the closing of this offering based on the number of common shares outstanding as of June 30, 2024; or

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the average weekly trading volume of the ADSs on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.
Rule 701
Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.
The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the holding period requirement.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act.
Lock-up agreements
We expect that all of our directors and members of our executive committee and the holders of substantially all of our share capital will agree, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ADSs or any securities convertible into or exercisable or exchangeable for ADSs, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs or such other securities, or publicly disclose an intention to do any of the foregoing, for a period of 180 days after the date of this prospectus, without the prior written consent of                  . See “Underwriting.”

MATERIAL INCOME TAX CONSIDERATIONS
Material Belgian tax considerations
General
The following paragraphs are a summary of material Belgian tax consequences of the ownership of ADSs by an investor. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this document, all of which are subject to change, including changes that could have retroactive effect.
The summary only discusses Belgian tax aspects which are relevant to U.S. holders of ADSs, or Holders. This summary does not address Belgian tax aspects which are relevant to persons who are residents in Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base in Belgium. This summary does not purport to be a description of all of the tax consequences of the ownership of ADSs and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ADSs in a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. Investors should consult their own advisers regarding the tax consequences of an investment in ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws, treaties and regulatory interpretation thereof.
In addition to the assumptions mentioned above, it is also assumed in this discussion that for purposes of the domestic Belgian tax legislation, the owners of ADSs will be treated as the owners of the common shares represented by such ADSs. However, the assumption has not been confirmed by or verified with the Belgian Tax Administration.
For the purposes of this summary, ADSs or common shares means common shares represented by ADSs. Both terms are used interchangeably.
Dividend withholding tax
As a general rule under applicable Belgian tax law as of the date of the filing of the registration statement of which this prospectus forms a part, a withholding tax of 30% is levied on the gross amount of dividends paid on or attributed to the common shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits attributed to the common shares represented by the ADSs, irrespective of their form. A reimbursement of fiscal capital made in accordance with the Belgian Companies and Associations Code is partly considered to be a distribution of the existing taxed reserves (irrespective whether incorporated into the capital or not) and/or the tax-free reserves incorporated into the capital. The proportion is determined on the basis of the ratio between certain taxed reserves and tax-free reserves incorporated into the capital on the one hand and, on the other hand, the aggregate of such reserves and the fiscal capital. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.
In case of a redemption by us of own shares represented by ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed shares) will be treated as a dividend which in certain circumstances may be subject to a withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. In case of a liquidation of our Company, any amounts distributed in excess of the fiscal capital will be subject to a 30% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.
For non-residents, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds ADSs in connection with a business conducted in Belgium, through a fixed base in Belgium or a Belgian permanent establishment.

Relief of Belgian dividend withholding tax
Under the Belgium-United States Tax Treaty, or the Treaty, there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty, or a Qualifying Holder. If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is however applicable if the Qualifying Holder, is: (i) a company that is a resident of the United States that has owned directly ADSs representing at least 10% of our capital for a 12-month period ending on the date the dividend is declared, or (ii) a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.
Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax (without taking into account the Treaty rate). Qualifying Holders may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained online on the website of the Belgian tax authorities. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than ten days after the date on which the dividend is paid or attributed. U.S. holders should consult their own tax advisors as to whether they qualify for reduction in withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.
Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to certain U.S. pension funds provided that the U.S. pension fund (i) qualifies as a non-resident saver for Belgian withholding tax purposes (i.e., it has a separate legal personality and fiscal residence outside of Belgium and without a permanent establishment or fixed base in Belgium), (ii) has a corporate purpose that consists solely in managing and investing funds collected in order to pay legal or complementary pensions, (iii) has activity that is limited to the investment of funds collected in the exercise of its statutory purpose, without any profit making activity and (iv) is exempt from income taxes in the United States. Furthermore, such pension fund may not contractually be obligated to redistribute the dividends to any beneficial owner of such dividends for whom it would manage the ADSs nor obligated to pay a manufactured dividend with respect to the ADSs under a securities borrowing transaction (save in certain particular cases as described in Belgian law) and subject to certain procedural formalities. A pension fund not holding the shares—which give rise to dividends—for an uninterrupted period of 60 days in full ownership amounts to a rebuttable presumption that the arrangement or series of arrangements which are connected to the dividend distributions, are not genuine. The withholding tax exemption will in such case be rejected, unless counterproof is provided by the OFP that the arrangement or series of arrangements are genuine.
Under Belgian domestic tax law, a withholding tax exemption is available to dividends paid to a non-resident corporate shareholder (located in a Member State of the European Union or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) provided that (i) at the date of payment or attribution of the dividend it holds a participation in our company representing at least 10% of our share capital, (ii) this holding is held or will be held in full ownership for an uninterrupted period of at least one year, (iii) this non-resident corporate shareholder is tax resident of the country where it is established according to the tax laws of and the bilateral tax treaties established by such country, (iv) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a tax regime that derogates from the ordinary tax regime and (v) its legal form is (similar to one of the legal forms) listed in the annex of the E.U. directive dated 23 July 1990 (90/435/EC) as amended by the directive of 22 December 2003 (2003/123/EC). This reduced withholding tax will apply provided that certain procedural formalities are complied with.
Finally, a withholding tax exemption is available, pursuant to Belgian domestic tax law, to dividends paid to a non-resident corporate shareholder (located in the European Economic Area or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) to the extent that at the date of payment or attribution of the dividend it holds a participation in our company representing less than 10% of our share capital but the acquisition value of which is at least €2.5 million and provided that certain other conditions are met, i.e., that (i) this holding is held or will be held in full ownership for an uninterrupted period of at least one year (ii) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a tax regime that derogates from the ordinary tax regime, and (iii) its legal form is (similar to one of the legal forms) listed in the annex I, part A, of the E.U. directive dated 30 November 2011 (2011/96/EU) as amended by the directive of 8 July 2014 (2014/86/EU). This reduced withholding tax will apply only if and to the extent that the ordinary Belgian withholding tax cannot be credited or reimbursed to the non-resident corporate shareholder referred to above and subject to certain procedural formalities.
Please note that the above withholding tax exemptions will not be applicable to dividends which are connected to an arrangement or a series of arrangements (acte juridique ou un ensemble d’actes juridiques/rechtshandeling of geheel van rechtshandelingen) for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine (non authentique/kunstmatig) and has been put in place for the main purpose or one of the main purposes of obtaining a tax benefit. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.
Capital gains and losses
Pursuant to the Treaty, capital gains and/or losses realized by a Qualifying Holder from the sale, exchange or other disposition of ADSs do not generally fall within the scope of application of Belgian domestic tax law.
Capital gains realized on ADSs by a corporate Holder which is not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty are generally not subject to taxation in Belgium unless the corporate Holder is acting through a Belgian permanent establishment or a fixed place in Belgium to which the ADSs are effectively connected. Capital losses are not deductible.
Private individual Holders who are not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty and which are holding ADSs as a private investment will, as a rule, not be subject to tax on any capital gains arising out of a disposal of ADSs. Losses will, as a rule, not be deductible in Belgium.
However, if the gain realized by such individual Holders on ADSs is deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will in principle be taxable at 33%. The Official Commentary to the ITC 1992 stipulates that occasional transactions on a stock exchange regarding ADSs should not be considered as transactions realized outside the scope of normal management of one’s own private estate.
Capital gains realized by such individual Holders on the disposal of ADSs for consideration, outside the exercise of a professional activity, to a non-resident company (or a body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity who is established outside the European Economic Area, are in principle taxable at a rate of 16.5% if, at any time during the five years preceding the sale, such individual Holders has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in us (that is, a shareholding of more than 25% of our shares).
Capital gains realized by a Holder upon the redemption of ADSs or upon our liquidation will generally be taxable as a dividend. See section titled “—Dividend Withholding Tax.”
Estate and gift tax
There is no Belgian estate tax on the transfer of ADSs upon the death of a Belgian non-resident.

Donations of ADSs made in Belgium may or may not be subject to gift tax in Belgium depending on the modalities under which the donation is carried out.
Belgian tax on stock exchange transactions
A tax on stock exchange transactions (taxe sur les opérations de bourse/taks op de beursverrichtingen) is generally levied on the purchase and the sale and on any other acquisition and transfer for consideration of existing ADSs on the secondary market carried out by a Belgian resident investor through a professional intermediary if (i) executed in Belgium through a professional intermediary, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals having their usual residence in Belgium, or legal entities for the account of their seat or establishment in Belgium.
The applicable rate amounts to 0.35% of the consideration paid but with a cap of €1,600 per transaction and per party. The tax is due separately from each party to any such transaction, i.e., the seller (transferor) and the purchaser (transferee), both collected by the professional intermediary.
However, if the intermediary is established outside of Belgium, the tax will in principle be due by the ordering private individual or legal entity, unless that individual or entity can demonstrate that the tax has already been paid. Professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian representative for tax purposes, which will be liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary.
Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, ADSs in Belgium for their own account through a professional intermediary may be exempt from the tax on stock exchange transactions if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status.
No stock exchange tax is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Belgian Act of August 2, 2002 acting for their own account, (ii) insurance companies described in Article 6 of the Belgian Act of 13 March 2016 on the status and control of insurance and reinsurance companies, (iii) professional retirement institutions referred to in Article 2, 1° of the Belgian Act of October 27, 2006 relating to the control of professional retirement institutions acting for their own account, (iv) collective investment institutions acting for their own account, or (v) regulated real estate companies (for the stock exchange tax only).
No stock exchange tax will thus be due by Holders on the subscription, purchase or sale of ADSs, if the Holders are acting for their own account. In order to benefit from this exemption, the Holders must file with the professional intermediary in Belgium a sworn affidavit evidencing that they are non-residents for Belgian tax purposes.
Belgian annual tax on securities accounts
Pursuant to the Belgian Act of February 17, 2021 introducing a new annual tax on securities accounts due on securities accounts held through an intermediary if the average value of the taxable financial instruments held on this securities account exceeds €1 million during a reference period of 12 consecutive months, starting on October 1st and ending on September 30th of the subsequent year.
The annual tax on securities accounts is due irrespective of whether the holder of a securities account is a physical person or a legal entity. If the holder of a securities account is a Belgian resident, the annual tax on securities accounts will be applicable both to securities accounts held in Belgium as well as securities accounts held abroad. For non-residents, only securities accounts held in Belgium fall in scope of the annual tax on securities accounts. A double tax treaty could prevent Belgium to levy the annual tax on securities accounts. Each securities account is assessed separately. The Treaty, does not apply to this tax. When multiple holders hold a securities account, each holder shall be jointly and severally liable for the payment of the tax and each holder may fulfil the declaration requirements for all holders.
Certain exemptions exist to mitigate the impact of the annual tax on securities accounts on the financial sector. As such, securities accounts held by certain financial undertakings are exempt.

All securities held on a securities account are targeted, such as shares, bonds, participations in investment funds and investment companies, but also derived products, such as index trackers, turbos, real estate certificates and cash. The rate of the annual tax on securities accounts amounts to 0.15% on securities accounts of which the average value exceeds €1 million during a reference period of 12 consecutive months. In order to avoid that the payment of the tax would result in a decrease of the average value below the €1 million threshold, the rate is limited to 10% of the difference between the taxable base and €1 million in those cases. The reference period is a subsequent period of 12 months starting on October 1 and ending September 30 of the subsequent year or (i) any earlier date when the account is closed; or (ii) the moment when the account holder becomes a resident of a state with which Belgium has concluded a tax treaty and the tax treaty allocates the taxing rights to the other state. The average value is calculated by taking the average of the securities accounts values on December 31, March 31, June 30 and September 30.
The tax must be declared and paid by the Belgian resident intermediary with whom the securities account is held. If a securities account is held with a non-resident intermediary, the holder of the securities account itself is responsible for the declaration and the payment of the annual tax on securities accounts. Alternatively, the foreign intermediary could also voluntarily appoint a recognized responsible representative in Belgium to declare and pay the tax.
In case of non-declaration, late, inaccurate or incomplete declaration, as well as non-payment or late payment, a penalty varying from 10% to 200% of the tax due can be imposed. Every holder of the securities account is jointly and severally liable to pay these penalties. The Act furthermore includes a general anti-abuse provision pursuant to which the following is not allowed: (i) distributing taxable financial instruments over different securities accounts to avoid the threshold of €1 million for an individual account, (ii) converting taxable financial instruments into nominative securities (the latter are out of scope of the tax); (iii) transferring a securities account to a foreign legal entity which then transfers the securities to a foreign securities account, etc. In the aforementioned circumstances, there is a refutable presumption that abuse exists. However, the Act also includes situations in which there is an irrefutable presumption of abuse (specific anti-abuse provisions). As such, the following transactions taking place as of October 30, 2020 onwards will be considered to constitute abuse: (i) splitting of a securities account into multiple securities accounts held by the same intermediary; and (ii) the conversion of taxable financial instruments held in a securities account to nominal financial instruments. However, in its judgment of 27 October 2022, the Belgian Constitutional Court annulled the specific anti-abuse provisions as well as the retroactive effect up to 30 October 2020 of the general anti-abuse provision. As a result, only the general anti-abuse provision can still be validly applied and, moreover, only as of 26 February 2021.
Prospective Holders should consult their own tax advisors as to whether they are subject to the new annual tax on securities accounts.
Proposed financial transactions tax
On February 14, 2013, the European Commission published a proposal for a Directive for a common financial transactions tax, or FTT, in Belgium, Germany, Greece, Spain, France, Italy, Austria, Portugal, Slovenia, Estonia and Slovakia, collectively, the Participating Member States. On December 8, 2015, Estonia declared that it will no longer support the FTT.
The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in ADSs in certain circumstances. The FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in ADSs where at least one party is a financial institution, and at least one party is established in a Participating Member State.
A financial institution may be, or be deemed to be, “established” in a Participating Member State in a broad range of circumstances, including by transacting with a person established in a Participating Member State.
Currently, the proposed FTT remains subject to further negotiations between the Participating Member States (excluding Estonia). It may therefore be adjusted prior to any implementation, of which the timing and fate remains unclear. Moreover, additional EU Member States could decide to participate or drop out of the negotiations. Prospective Holders of ADSs are advised to seek their own professional advice in relation to the FTT.
Material U.S. federal income tax considerations for U.S. holders
The following is a description of certain material U.S. federal income tax considerations for U.S. Holders (defined below) with respect to their ownership and disposition of the ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire ADSs. This discussion applies only to a U.S. Holder that is an initial purchaser of the ADSs pursuant to the global offering and that holds the ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, tax consequences of Section 451(b) of the Code (as defined below), and tax consequences applicable to U.S. Holders subject to special rules, such as:
•
banks, insurance companies, and certain other financial institutions;

•
U.S. expatriates and former citizens or long-term residents of the United States;

•
dealers or traders in securities who use a mark-to-market method of tax accounting;

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persons holding ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ADSs;

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persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•
brokers, dealers or traders in securities, commodities or currencies;

•
tax-exempt entities or government organizations;

•
S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or persons that will hold the ADSs through such an entity;

•
regulated investment companies or real estate investment trusts;

•
persons who acquired the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

•
persons holding the ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

•
persons who own (directly, constructively or through attribution) 10% or more (by vote or value) of our outstanding ADSs.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs and partners in such partnerships are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of ADSs.
The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the income tax treaty between Belgium and the United States, or the U.S.-Belgium Tax Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs and is:
•
an individual who is a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

PERSONS CONSIDERING AN INVESTMENT IN ADSS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ADSS, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.
PFIC rules
A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either:
•
at least 75% of its gross income is passive income (such as interest income); or

•
at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes, the equity of which we own, directly or indirectly, 25% or more (by value).
Based upon our past and current projections of our income and assets, we do not expect to be treated as a PFIC for the 2024 taxable year although this conclusion is not free from doubt. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year. In addition, any U.S. Holder who held our ADSs during any time when we were a PFIC will continue to be subject to adverse tax consequences unless certain elections (as described below) are made. Following this offering, the total value of our assets (including intangibles) for purposes of the asset test may be calculated by reference to our market capitalization, which may fluctuate considerably, particularly prior to the commercialization of any of our drug candidates. Because following this offering we will hold a substantial amount of cash (which is a passive asset), fluctuations in the market price of the ADSs may result in our being or becoming a PFIC for the current or any other taxable year. In addition, the composition of our assets will also be affected by how, and how quickly, we spend the cash we raise in this offering. Our income and PFIC status for a taxable year will also be affected by the amount of positive interest earned on our bank deposits and the characterization of other sources of gross income that we may receive. To date our only active income has been from government grants, but there can be no assurance that we will continue to receive governmental grants. Therefore, prior to the commercialization of any of our drug candidates we may be a PFIC if our interest and other investment income is substantial in comparison to our total gross income.
Our status as a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation.
Because of the uncertainties involved in determining our PFIC status, the possible volatility of our ADS price and the lack of certainty regarding our income streams, we cannot provide any assurances regarding our PFIC status in the current taxable year or any future taxable year.
If we are classified as a PFIC in any year with respect to which a U.S. Holder owns ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns ADSs, regardless of whether we continue to meet the tests described above unless we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the ADSs the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of ADSs.
For each taxable year that we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will generally be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition of the ADSs. Distributions a U.S. Holder receives in a taxable year to the extent greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for ADSs will be treated as an excess distribution. Under these special tax rules:
•
the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ADSs;

•
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs cannot be treated as capital, even if a U.S. Holder holds the ADSs as capital assets.
Certain elections may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the ADSs. If a U.S. Holder makes an effective “qualified electing fund” election, or QEF Election, for our first taxable year as a PFIC in which the U.S. Holder owns our ADSs, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as long-term capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains, on a current basis. However, a U.S. Holder can only make a QEF Election with respect to ADSs in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. If we determine that we are a PFIC in any taxable year, we intend to make available to U.S. Holders a “PFIC Annual Information Statement” (as described in U.S. Treasury Regulations Section 1.1295-1(g)) with respect to the company for such taxable year, although no assurance is given in this regard.
If a U.S. Holder makes a QEF election for a taxable year after our first taxable year as a PFIC in which the U.S. Holder owned our ADSs, the excess distribution regime described above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply, unless the U.S. Holder makes a deemed sale election, as described above. A QEF election is made on an individual basis and, once made, can be revoked only with the consent of the U.S. Internal Revenue Services, or IRS. A retroactive QEF elections generally may be made only if a protective statement was timey filed and certain other conditions are met, or with the consent of the IRS.
Alternatively, U.S. Holders can avoid the interest charge on excess distributions or gain relating to ADSs by making a mark-to-market election with respect to the ADSs, provided that the ADSs are “marketable.” ADSs will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. We intend to list the ADSs on the Nasdaq Global Market, which is a qualified exchange for these purposes. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to ADSs.
A U.S. Holder that makes a mark-to-market election with respect to the ADSs must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ADSs. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the ADSs over the fair market value of the ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable.
Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to make an annual filing containing such information as the U.S. Treasury may require. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.
WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE ADSS AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ADSS.
Taxation of distributions
Subject to the discussion above under “PFIC rules,” distributions paid on ADSs, other than certain pro rata distributions of ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not intend to calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Non-corporate U.S. Holders may qualify for the current preferential rates of taxation applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to “qualified dividend income” with respect to dividends on the ADSs. However, the qualified dividend income treatment will only apply if (1) we are not treated as a PFIC in the taxable year in which the dividend is paid or in the preceding taxable year and (2) either (i) the ADSs are readily tradable on an established securities market in the U.S. or (ii) we are eligible for the benefits of a comprehensive tax treaty with the U.S. that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program. The ADSs are intended to be listed on NASDAQ, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on NASDAQ. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in future years. We are incorporated under the laws of Belgium, and we believe that we qualify as a resident of Belgium for purposes of, and are eligible for the benefits of the U.S.-Belgium Tax Treaty, although there can be no assurance in this regard. The preferential tax rate on dividends paid to a non-corporate U.S. Holder is subject to limitations based on the U.S. Holder’s circumstances.
The amount of any dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss.
Subject to applicable limitations, some of which may vary depending upon your circumstances, Belgian income taxes withheld from dividend payments on shares at a rate not exceeding an applicable rate under the U.S.-Belgium Tax Treaty will be creditable against your U.S. federal income tax liability. Belgian income taxes withheld in excess of the applicable rate under the U.S.-Belgium Tax Treaty will not be eligible for credit against your U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should therefore consult their tax advisors regarding the effect of the receipt of dividends for foreign tax credit limitation purposes. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Belgian income tax system meets these requirements. However, the IRS released notices that indicate that the Treasury Department and the IRS are considering amendments to these Treasury regulations and provide relief from certain of their provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). You should consult your tax advisor regarding the creditability of Belgian taxes in your particular circumstances. In lieu of claiming a credit, you may be able to elect to deduct Belgian taxes in computing your taxable income, subject to applicable limitations. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the taxable year.
Sale or other taxable disposition of ADSs
Subject to the discussion above under “PFIC rules,” gain or loss realized on the sale or other taxable disposition of ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.
If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ADSs are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.
Information reporting and backup withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
Information with respect to foreign financial assets
Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the ADSs, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the ADSs.

UNDERWRITING
We are offering the ADSs described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Leerink Partners LLC and Van Lanschot Kempen (USA) Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:
Name	Number of ADSs
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Leerink Partners LLC
Van Lanschot Kempen (USA) Inc.
Total
The underwriters are committed to purchase all the ADSs offered by us if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to $      per ADS from the initial public offering price. After the initial offering of the ADSs to the public, if all of the ADSs are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any ADSs made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to           additional ADSs from us to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional ADS. If any ADSs are purchased with this option to purchase additional ADSs, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.
The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting fee is $      per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.
	Without option to purchase additional ADSs exercise	With full option to purchase additional ADSs exercise
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $      . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. of up to $      .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any common shares or ADSs or securities convertible into or that represents the right to receive common shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares or ADSs or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common shares, ADSs or such other securities, in cash or otherwise), in each case without the prior written consent of                   for a period of 180 days after the date of this prospectus, other than the ADSs to be sold in this offering.
The restrictions on our actions, as described above, do not apply to certain transactions, including:
i.   the issuance of common shares or ADSs or securities convertible into or exercisable for common shares or ADSs pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of Restricted Stock Units, or RSUs, (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus;
ii.   grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of common shares or ADSs or securities convertible into or exercisable or exchangeable for common shares or ADSs (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters;
iii.   our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.
Our directors and executive officers, and substantially all of our shareholders, such persons, the lock-up parties, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus, such period, the restricted period, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of                   (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or ADSs or any securities convertible into or exercisable or exchangeable for our common shares or ADSs (including, without limitation, common shares or ADSs or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant, collectively with the common shares and ADSs, the lock-up securities), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers or dispositions of lock-up securities: (i) as a bona fide gift or gifts, as a charitable contribution or for bona fide estate planning purposes, (ii) by will or intestacy or any other testamentary document, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, or if the lock-up party is a trust, to a trustor, trustee (or co-trustee) in their capacity as trustee (or co-trustee, as applicable) or beneficiary of the trust or to the estate of a beneficiary of such trust, (iv) to a corporation, partnership, limited liability company, investment fund, or other entity (A) of which the lock-up party and/or its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests or (B) controlled by, or under common control with, the lock-up party or the immediate family of the lock-up party, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to limited partners, members or shareholders of the lock-up party; (vii) by operation of law, (viii) to us (or a person designated by us) from a member of our personnel (as such term is defined in article 1:27 of the Belgian Companies and Associations Code) upon death, disability or termination of employment of such member, (ix) as part of a sale of lock-up securities acquired in this offering or acquired in open market transactions after the pricing of this offering, provided that the lock-up party is not an officer or director of the company, (x) to a third party in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase common shares or ADSs (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, (xi) pursuant to (A) acceptance of a general tender offer for all or a substantial part of our share capital or (B) the giving of an irrevocable commitment to accept such a tender offer, each of which is approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph, or (xii) to an immediate family of the lock-up party; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred shares, warrants to acquire preferred shares, or convertible securities into common shares or ADSs or warrants to acquire common shares or ADSs, provided that any common shares or ADSs or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; (d) deposit common shares with the depositary, in exchange for the issuance of ADSs, or cancel ADSs in exchange for the issuance of common shares; provided that such ADSs or common shares issued pursuant to this clause (d) held by the lock-up party shall remain subject to restrictions similar to those in the immediately preceding paragraph; and (e) the establishment or modification by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period, provided that if a filing under the Exchange Act or other public announcement is required, such announcement or filing shall include a statement to the effect that no transfer of lock-up securities may be made under such Rule 10b5-1 trading plan during the restricted period.
                 , in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We will apply to have our ADSs approved for listing/quotation on the Nasdaq Global Market under the symbol “AGMB”.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional ADSs referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional ADSs, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADS in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded ADSs of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In addition, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC will act as depositary for the ADSs and will receive customary fees in connection thereto.
Notice to prospective investors in Canada
The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in the European economic area
In relation to each Member State of the European Economic Area, or, each, a Relevant State, no ADSs have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)   to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)   to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c)   in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to prospective investors in the United Kingdom
No ADSs have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which has been approved by the Financial Conduct Authority, except that the ADSs may be offered to the public in the United Kingdom at any time:
(a)   to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)   to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or
(c)   in any other circumstances falling within Section 86 of the FSMA.
provided that no such offer of the ADSs shall require the Issuer or any Underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to prospective investors in Switzerland
This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any ADSs. No ADSs have been offered or will be offered to the public in Switzerland, except that offers of ADSs may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act, or FinSA:
(a)   to any person which is a professional client as defined under the FinSA;
(b)   to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of representatives for any such offer; or

(c)   in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance, provided that no such offer of ADSs shall require the Company or any underwriter to publish a prospectus pursuant to Article 35 FinSA.
The ADSs have not been and will not be listed or admitted to trading on a trading venue in Switzerland.
Neither this document nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to prospective investors in Israel
In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase ADSs under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our ADSs to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.
Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered ADSs, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued ADSs; (iv) that the ADSs that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

EXPENSES OF THIS OFFERING
Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions, which are expected to be incurred in connection with the sale of ADSs in this offering. With the exception of the registration fee payable to the SEC, Nasdaq initial listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.
Expense	Amount
SEC registration fee	$	*
Nasdaq initial listing fee		*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*
Total	$	*
* To be filed by amendment.

LEGAL MATTERS
The validity of our common shares and ADSs and certain other matters of U.S. federal law and Belgian law will be passed upon for us by Goodwin Procter LLP and Baker McKenzie BV/SRL, respectively. Certain legal matters of U.S. federal law and Belgian law will be passed upon for the underwriters by Davis Polk and Wardwell LLP and Clifford Chance LLP, respectively.
EXPERTS
The financial statements as of December 31, 2023, and 2022 and for each of the two years in the period ended December 31, 2023, included in this prospectus, have been audited by PwC Bedrijfsrevisoren BV / Reviseurs d’Entreprises SRL, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The registered business address of PwC Bedrijfsrevisoren BV / Reviseurs d’Entreprises SRL is Culliganlaan 5, 1831 Diegem, Belgium.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES
We are a Belgian limited liability company organized and existing under the laws of Belgium, and our registered offices and the majority of our assets are located outside of the United States. In addition, most of our directors and members of our executive committee and the experts named herein are residents of jurisdictions other than the United States. As a result, it may be difficult or not possible for you to (i) obtain jurisdiction over these non U.S. individuals or our company in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal or state securities laws, (ii) effect service of process within the United States upon these non U.S. individuals or our company, (iii) enforce judgments obtained in U.S. courts against these non U.S. individuals or our company in courts outside the United States, including Belgian courts, (iv) enforce against these non U.S. individuals and our company (as the case may in a Belgian court), whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon U.S. federal or state securities laws.
The United States currently does not have a treaty with Belgium providing for the reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. Consequently, a final judgment rendered by any federal or state court in the United States, whether or not predicated solely upon U.S. federal or state securities laws, would not automatically be enforceable in Belgium. Actions for the recognition and enforcement of judgments of U.S. courts are regulated by Articles 22 to 25 of the 2004 Belgian Code of Private International Law, as amended from time to time. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium unless (in addition to compliance with certain technical provisions) the Belgian courts are satisfied that:
•
the effect of the recognition or enforcement of judgment is not manifestly incompatible with Belgian public order;

•
the judgment did not violate the rights of defense of the defendant;

•
the judgment was not rendered in a matter where the parties did not freely dispose of their rights, with the sole purpose of evading the application of the law applicable according to Belgian private international law;

•
the judgment is not subject to further recourse under U.S. law;

•
the judgment is not incompatible with a judgment rendered in Belgium or with a prior judgment rendered abroad that might be recognized in Belgium;

•
the claim was not filed outside Belgium after a claim was filed in Belgium, if the claim filed in Belgium relates to the same parties and the same subject and is still pending

•
the Belgian courts did not have exclusive jurisdiction to rule on the matter;

•
the U.S. court did not accept its jurisdiction solely on the basis of either the presence of the plaintiff or the location of goods not directly linked to the dispute in the United States;

•
the judgment did not concern the deposit or validity of intellectual property rights when the deposit or registration of those intellectual property rights was requested, done or should have been done in Belgium pursuant to international treaties;

•
the judgment did not relate to the validity, operation, dissolution, or liquidation of a legal entity that has its main seat in Belgium at the time of the petition of the U.S. court;

•
if the judgment relates to the opening, progress or closure of insolvency proceedings, it is rendered on the basis of the European Insolvency Regulation or, if not, that (a) a decision in the principal proceedings is taken by a judge in the state where the most important establishment of the debtor was located or (b) a decision in territorial proceedings was taken by a judge in the state where the debtor had another establishment than its most important establishment; or

•
the judgment submitted to the Belgian court is authentic under the laws of the state where the judgment was issued; in case of a default judgment, it can be shown that under locally applicable laws the invitation to appear in court was properly served on the defendant; a document can be produced showing that the judgment is, under the rules of the state where it was issued, enforceable and was properly served on the defendant.
•
In addition, with regard to the enforcement through legal proceedings in Belgium of any claim (including the exequatur of foreign court decisions in Belgium), a registration tax at the rate of 3% (to be calculated on the total amount that a debtor is ordered to pay) is due, if the sum of money which the debtor is ordered to pay by a Belgian court judgment, or by a foreign court judgment that is either (i) automatically enforceable and registered in Belgium or (ii) rendered enforceable by a Belgian court, exceeds €12,500. A stamp duty is payable for each original copy of an enforcement judgment rendered by a Belgian court, with a maximum of €1,450. The debtor is also liable for the payment of the registration tax.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the ADSs offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon closing of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC. We maintain a corporate website at www.agomab.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.
As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Report of independent registered public accounting firm
To the Board of Directors and Shareholders of AgomAb Therapeutics NV
Opinion on the financial statements
We have audited the accompanying consolidated statement of financial position of AgomAb Therapeutics NV and its subsidiaries (the “Company”) as of December 31, 2023, December 31, 2022, and January 1, 2022, and the related consolidated statement of profit or loss and other comprehensive income or loss, consolidated statement of changes in equity, and consolidated statement of cash flows for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, December 31, 2022, and January 1, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Diegem, Belgium, June 20, 2024
PwC Bedrijfsrevisoren BV / Reviseurs d’Entreprises SRL
Represented by
/s/ Didier Delanoye
Statutory Auditor
We have served as the Company’s auditor since 2021.

Consolidated statement of profit or loss and other comprehensive income or loss
		For the year ended December 31
(in thousands of €)	Notes	2023	2022
Research and development expenses		(26,311)	(19,421)
General and administrative expenses		(6,097)	(4,513)
Total operating expenses	8	(32,408)	(23,934)
Other operating income	8.4	1,218	1,300
Operating loss		(31,190)	(22,634)
Changes in fair value of financial liabilities	19; 23	18,964	11,889
Financial expenses	8.3	(86)	(175)
Financial income	8.3	303	114
Loss before taxes		(12,009)	(10,806)
Tax income	9	619	2,664
Loss for the year*		(11,390)	(8,142)
Other comprehensive income		—	—
Total comprehensive loss for the year*		(11,390)	(8,142)
Weighted average number of common shares outstanding	10	25,000	25,000
Basic and diluted loss per share (in thousands of €)	10	(0.77)	(0.54)
* The loss and total comprehensive loss for the year is fully attributable to the owners of the parent
The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated statement of financial position
		For the year ended per December 31		As of January 1
(In thousands of €)	Notes	2023	2022	2022
Assets
Non-current assets
Intangible assets	12	20,110	20,110	20,110
Goodwill	11	8,612	8,612	8,612
Right-of-use assets	13	1,606	62	—
Other financial assets	14	14	14	147
Other non-current assets	15	1,444	1,112	698
Total non-current assets		31,786	29,910	29,567
Current assets
Other current assets	16	17,071	3,415	841
Other financial assets	14	—	40,000	—
Cash and cash equivalents	17	122,402	27,670	53,591
Total current assets		139,473	71,085	54,432
Total assets		171,259	100,995	83,999
Equity
Share capital	18	174,712	110,412	84,398
Share premium reserve	18	42,939	12,368	—
Accumulated loss	18	(72,831)	(61,441)	(44,817)
Share-based payment reserves	20.1	7,452	5,293	3,084
Other reserves	18	(837)	(384)	(301)
Equity attributable to the owners of the parent		151,435	66,248	42,364
Total equity		151,435	66,248	42,364
Liabilities
Non-current liabilities
Non-current lease liabilities	13	1,439	36	—
Deferred tax liabilities	9	—	622	3,288
Contingent consideration	23	7,500	4,373	3,948
Long-term borrowings	21	—	—	690
Total non-current liabilities		8,939	5,031	7,926
Current liabilities
Current lease liabilities	13	181	26	—
Anti-dilutive warrants	19	1,226	23,318	27,150
Trade and other payables	22	8,282	4,596	6,230
Deferred income and accrued charges	22	1,196	1,776	329
Total current liabilities		10,885	29,716	33,709
Total liabilities		19,824	34,747	41,635
Total equity and liabilities		171,259	100,995	83,999
The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated statement of changes in equity
(In thousands of €)	Share capital	Share premium reserve	Accumulated loss	Share-based payment reserve	Other reserves	Equity attributable to owners of the company	Total equity
Balance at January 1, 2022	84,398	—	(44,817)	3,084	(301)	42,364	42,364
Loss for the year			(8,142)			(8,142)	(8,142)
Other comprehensive income						—	—
Total comprehensive loss for the year	—	—	(8,142)	—	—	(8,142)	(8,142)
Increase of capital	26,014	12,368	(8,482)			29,900	29,900
Share-based payments				2,209		2,209	2,209
Transaction costs to be deducted from equity (IAS 32)					(83)	(83)	(83)
Balance at December 31, 2022	110,412	12,368	(61,441)	5,293	(384)	66,248	66,248
Loss for the year			(11,390)			(11,390)	(11,390)
Other comprehensive income						—	—
Total comprehensive loss for the year	—	—	(11,390)	—	—	(11,390)	(11,390)
Increase of capital	64,300	30,571				94,871	94,871
Share-based payments				2,159		2,159	2,159
Transaction costs to be deducted from equity (IAS 32)					(453)	(453)	(453)
Balance at December 31, 2023	174,712	42,939	(72,831)	7,452	(837)	151,435	151,435
The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated statement of cash flows
	For the year ended per December 31
(In thousands of €)	2023	2022
Net loss for the year	(11,390)	(8,142)
Adjustments for non-cash items:
Current income tax expense	3	2
Deferred tax income	(622)	(2,666)
Fair value gain on financial liabilities	(18,964)	(11,889)
Depreciation & amortization	99	23
Share-based payment expenses	2,159	2,209
Interest expense	86	175
Interest income	(303)	(114)
Operating cash flows before movements in working capital	(28,932)	(20,402)
Movements in working capital:
Decrease (increase) in other current assets	1,343	(2,575)
Increase in other non-current assets	(331)	(414)
Increase in trade and other payables	3,686	2,951
Increase (decrease) in deferred income	(580)	1,447
Income taxes paid	(3)	(2)
Interest paid	(20)	(44)
Interest received	245	72
Net cash used in operating activities	(24,592)	(18,967)
Acquisition of a subsidiary, net of cash acquired	—	(4,586)
Proceeds (purchase) of investments–term account	40,000	(40,000)
Net cash flow from (used in) investing activities	40,000	(44,586)
Repayment of borrowings	—	(691)
Deposit linked to repayment of borrowings	—	135
Repayment of lease liabilities	(100)	(26)
Proceeds from capital increase	79,871	38,385
Share issue costs	(453)	(83)
Other financial expense, net	6	(88)
Net cash flow from financing activities	79,324	37,632
Net increase (decrease) in cash and cash equivalents	94,732	(25,921)
Cash and cash equivalents at beginning of year	27,670	53,591
Effect of foreign exchange rate changes	—	—
Cash and cash equivalents at end of year	122,402	27,670
Non-cash financing activities
Capital increase included in other current assets	15,000	—
The accompanying notes form an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements
1. Corporate information
AgomAb Therapeutics NV (the “Company”) is a limited liability company incorporated and domiciled in Belgium. The registered office is located at 1/6 Posthoflei, 2600 Antwerp, Belgium.
The Company has a wholly-owned Spanish subsidiary, Agomab Spain S.L.U. (formerly known as Origo Biopharma S.L. and referred to herein as “Agomab Spain”), which was acquired on December 14, 2021. The Company and its Spanish subsidiary (together referred to as “the Group”) are clinical-stage biopharmaceutical companies focused on developing novel disease-modifying therapies for immunology and inflammatory diseases. The Group is active primarily in Europe.
Information on other related party transactions is provided in note 26.
The Consolidated Financial Statements under IFRS Accounting Standards (further referred to as “the consolidated financial statements”) of the Group for the year ended December 31, 2023, were authorized for issue in accordance with a resolution of the directors on June 18, 2024.
2. Significant accounting policies
2.1. Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
For all periods up to and including the year ended December 31, 2023, the Company prepared its separate financial statements in accordance with Belgian Generally Accepted Accounting Principles (“BE GAAP”). The Group financial statements for the year ended December 31, 2023 are the first financial statements prepared in accordance with IFRS 1—First-time Adoption of IFRS, which are, in addition, prepared on a consolidated basis. Refer to note 4 for the disclosures with respect to the first-time adoption of IFRS Accounting Standards by the Group.
The consolidated financial statements have been prepared on a historical cost basis, except for derivative instruments and contingent considerations, that are measured on the basis of fair value (see note 24). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. All financial assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•
Level 1: quoted (unadjusted) market prices in active markets for identical assets or liabilities;

•
Level 2: valuation techniques for which the lowest level input that is significant to the fair value measurement, is directly or indirectly observable; or

•
Level 3: valuation techniques for which the lowest level input that is significant to the fair value measurement is, unobservable.

The financial statements are presented in thousands of euros and all currency amounts are rounded to the nearest thousands, except where otherwise indicated.
The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented and by all Group entities if applicable in the respective years.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas where significant judgment and estimates have been made in preparing the financial statements and their effect are disclosed in note 5.
2.2. Summary of significant accounting policies
2.2.1. Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries—see note 7). Control is achieved when the Company has the power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns.
Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries incorporated, acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.
2.2.2. Taxation
The current tax payable is based on the taxable profit for the year. Taxable profit differs from the net result as reported in the statement of profit or loss for the period as there are some items which may never be taxable or deductible for tax and other items which may be deductible or taxable in other periods. The Company’s liability for current tax is calculated based on the tax laws enacted or substantively enacted by the end of the reporting period.
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized on deductible temporary differences and on the carry-forward of unused tax losses and tax credits only to the extent that it is probable that taxable profits will be available in the foreseeable future. The carrying amount of the deferred tax assets are reviewed at each reporting date.
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the reporting date.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
2.2.3. Goodwill
Goodwill represents the future economic benefits arising from intangible assets acquired in a business combination that are not individually identified and separately recognized. Such benefits include future synergies expected from the combination recognized as a result of the purchase price allocation. Agomab Spain brings a dedicated pipeline of organ-restricted small molecule drug candidates targeting the transforming growth factor beta (TGF-β)

pathway. The synergies are stemming from the potential additional commercial revenue expected from these products upon regulatory and marketing approvals.
Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net amount of assets and liabilities).
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized and annually (i.e., in the fourth quarter) tested for impairment at cash generating unit (“CGU”) level. The Group distinguishes two CGU’s, being Agomab Spain and AgomAb Therapeutics NV. The goodwill has been allocated in full to the CGU “Agomab Spain” as it is the level at which the synergies from the combination are expected to materialize. The recoverable amount of the Agomab Spain CGU is based on its value in use, i.e. net present value of the expected future cash flows. No impairment was recorded as the recoverable amount is not lower than the carrying amount of the CGU. The pre-tax discount rates are derived from the Company’s weighted average cost of capital, taking into account the cost of equity and debt, to which specific market-related premium adjustments are made. When the recoverable amount of the goodwill is less than its carrying amount, an impairment loss is recognized immediately in the income statement which cannot be subsequently reversed.
2.2.4. Intangible assets
2.2.4.1. Research and Commercialization license
The Company has entered into a research and commercialization license agreement for certain third-party patent rights and know-how. The license agreement is a non-exclusive, worldwide milestone-free and royalty-free research license grant under the third-party intellectual property (‘‘IP’’) for the sole purpose of researching anti-MET SIMPLE Antibodies in the field. The third-party grants a worldwide, exclusive, sublicensable license under the third-party IP to research, develop, manufacture, use and sell, licensed products in the field. The license agreement expires on the last to expire of third-party patent right and cannot be terminated by either party other than for cause or due to insolvency.
The license is received in exchange for a profit share certificate. The license is considered a right-to-use license and meets the definition of an intangible asset as the license rights obtained are identifiable, i.e., both separable and arising from contractual or legal rights.
The profit share certificate was immediately vested as at the effective date of the research and commercialization license agreement and correspondingly, an intangible asset is recognized equal to the fair value of the profit share certificate at grant date. The intangible asset will not be subsequently remeasured, although the number of equity instruments to be issued upon exercise may vary as a result of the continued development efforts by the Company on their product pipeline and other events, independent of the third-party license. Refer to note 2.2.8.2 for further details.
The license will be amortized as from the moment one or more products that uses the license are available for use (i.e., when regulatory approval is obtained to launch the product on the market). Intangible assets not available for use and hence not subject to amortization, are tested annually for impairment or if there is an indication that an asset may be impaired. External indicators may be: market value declines, overall macro-economic climate, increase in market interest rates and a decrease of the Group’s market capitalization below its net assets. Internal indicators could be negative outcome of R&D and issues identified with the corresponding intellectual property.
2.2.4.2. In-process research and development
Internally generated research and development
Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally generated intangible asset arising from development is recognized to the extent that all the following conditions for capitalization have been satisfied:
•
The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•
Its intention to complete the intangible asset and use or sell it;

•
Its ability to use or sell the intangible asset;

•
How the intangible asset will generate probable future economic benefits;

•
The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•
Its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The above recognition criteria are only met when a regulatory filing has been made in a major market and the approval from the regulators is considered as highly probable. Where no internally generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred. All costs incurred to legally protect the intellectual property of the Group on research and development activities not qualifying for recognition as an intangible asset, are also expensed as incurred.
The amount initially recognized for internally generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
Acquired research and development
The fair value of the in-process research and development projects acquired via the acquisition of Agomab Spain are capitalized and accounted for as intangible assets not yet ready for use until:
•
the underlying project receives regulatory approval, at which point the intangible asset will be accounted for as a definite-lived intangible asset, or

•
discontinuation, at which point the intangible asset will be written off.

Research and development costs incurred subsequent to the acquisition are expensed as incurred. In-process R&D assets are tested annually for impairment or if there is an indication that an in-process R&D asset is impaired when the recoverable amount is lower than the carrying amount at CGU level. The Group distinguishes two CGUs, being Agomab Spain and AgomAb Therapeutics NV. As the related R&D projects are not expected to generate cash inflows independently from the CGU (i.e., Agomab Spain), the in-process R&D has been fully allocated to the Agomab Spain CGU. The recoverable amount of the Agomab Spain CGU is based on its value in use, i.e. net present value of the expected future cash flows. No impairment was recorded as the recoverable amount is not lower than the carrying amount of the CGU. The pre-tax discount rates are derived from the Company’s weighted average cost of capital, taking into account the cost of equity and debt, to which specific market-related premium adjustments are made. When the recoverable amount of the in-process R&D is less than its carrying amount, an impairment loss is recognized immediately in the income statement which could be potentially subsequently reversed.
2.2.5. Financial assets
The Company has only financial assets measured at amortized cost. Those include cash and cash equivalents, other financial assets, and non-current assets (i.e., trade receivables and other receivables).
Cash and cash equivalents comprise cash at banks, on-hand and short-term highly liquid deposits with an original maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Other financial assets comprise cash balances that are not available for use by the Company (i.e., guarantees) and deposit accounts with an original maturity of more than three months.
Trade receivables are initially measured at the transaction price and are subsequently measured at amortized cost using the effective interest rate method, less any loss allowance.
2.2.5.1. Impairment of financial assets
The Company determines the value of the allowance for losses (impairment) on each reporting date. It recognizes this impairment for credit losses to be expected during the term of all financial instruments for which the credit risk—whether on an individual or collective basis—has increased significantly since initial recognition, considering all reasonable and substantiated information, including forward-looking information. In the case that the credit risk is low, the twelve month expected credit losses are recognized.
2.2.6. Financial liabilities
The Company has financial liabilities measured at amortized cost which include borrowings, trade payables and other payables.
These financial liabilities are recognized initially at fair value plus directly attributable transaction costs and are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.
The Company has a contingent consideration payable classified as a financial liability relating to a business combination. The amount classified as a financial liability is subsequently remeasured to fair value with changes in fair value through profit or loss.
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.
2.2.7. Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position, if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.
2.2.8. Share-based payments
2.2.8.1. Share-based payments
The Company issued ESOP warrants giving employees and consultants the right to acquire newly issued ESOP common shares. There is no obligation for the Company to deliver cash or another financial asset. The related plans are classified as equity-settled share-based payment transactions. Refer to note 20.1 for more information.
The fair value of warrants granted under the ESOP plan is measured at grant date using the Black-Scholes model and is recognized as an employee benefits expense, with a corresponding increase in equity (share-based payment reserves). The total amount to be expensed is determined by reference to the fair value of the options granted. The ESOP plan has service performance vesting conditions which are further detailed in note 20.1.
The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.
2.2.8.2. Profit share certificate
The Company has granted a profit share certificate (“PSC”) towards a third-party company in return for a research and commercialization license on certain patent rights and know-how. The profit share certificate qualifies as an equity-settled share-based payment transaction. Information relating to this profit share certificate is set out in note 20.2.

The fair value of the profit share certificate is measured at the grant date at fair value (refer to note 5.2.2) and is initially recognized as an intangible asset with a corresponding increase in equity (share-based payment reserves). The profit share certificate is immediately vested at the effective date of the research and commercialization license agreement as the third-party company is not required to deliver any service other than granting the license. No subsequent remeasurement shall be made to total equity in accordance with IFRS 2.23 after the vesting date.
The profit share certificate entitles the third-party to 20% of all distributions to the Company’s shareholders (which shall be reduced to 10% following the filing of an Investigational New Drug application (“IND”) and is subject to further adjustment upon the occurrence of certain financings).
As at December 31, 2023, the Company has obtained the IND. Additionally, as a result of the Series C financing round in October 2023, the terms regarding the profit share certificate were renegotiated (i.e., the percentage was reduced to 6.60% of all distributions to the Company’s shareholders, subject to further adjustment upon the occurrence of certain financings.). Upon the occurrence of a qualified initial public offering of the Company, the profit share certificate will automatically be converted into the equivalent number of common shares in the Company.
2.2.9. Anti-dilution warrants
The Company has issued anti-dilution warrants A, B and C to each of the preferred A, B and C investor shareholders. The anti-dilution warrants are granted to shareholders, in their capacity as shareholder, to protect the investors against future dilutive capital increases. The warrants are only exercisable upon a dilutive capital increase and will grant the right to the holder to obtain an additional variable number of preferred A, B or C shares. As the warrants will result in a variable number of shares to be issued upon exercise, they do not meet the definition of an equity instrument. The anti-dilutive warrants are classified as derivative financial liabilities and recorded against accumulated loss upon initial recognition and subsequently measured at fair value through profit and loss. Refer to note 19 below for further information.
2.2.10. Other income—Grants and R&D incentives
As the Company carries out extensive research & development (“R&D”) activities, it benefits from various grants and R&D incentives from certain governmental agencies. These grants and incentives generally aim to partly reimburse eligible R&D costs incurred.
All incoming cash from grants is presented as a liability in deferred income on the balance sheet for as long as the grant is not recognized as income. A partial deduction of the withholding tax on salaries of research employees is also recognized as other income in the period in which the deduction is granted. This deduction is treated as a reduced payment of withholding tax to the government and has therefore no direct impact on the cash flow. The Company has not received grants related to assets.
2.2.10.1. VLAIO grants
These amounts relate to R&D innovation grants issued by Flanders Innovation and Entrepreneurship (“VLAIO”). In line with IAS 20 “Government grants,” VLAIO grants are recognized as government grant income over the term of the project for which the grant was given when there is reasonable assurance that the Company will comply with the conditions attached to them and the grants will be received. Grants that compensate the Company for expenses incurred are recorded in other operating income on a systematic basis in the same period in which the expenses are incurred. Grants are provided to the Company in order to support certain R&D activities and costs that are defined in the grant agreement. Over the course of the project, the Company reports on the status of activities and incurred expenditure to VLAIO on a regular basis in order to receive grant advances. A final assessment is performed by VLAIO at the end of the project in order to determine the final grant amount. Projects can take on average between two and three years. Over the course of funded projects, the Company is confident that all activities performed will not deviate from the agreed scope, and that the final grant amount will not deviate from the initially agreed amount. The Company is confident that reasonable assurance as defined in the standard is reached over the course of the project for the amounts spent up to that moment. The only condition attached to the grant is the performance of R&D activities in line with the agreed-upon scope and in line with the set budget. Contracts with these grant bodies also typically include clauses that require the Company to maintain a presence in the Flemish region for a number of year and that define the need for future validation of the project results after completion of the initial grant term during which the subsidized expenses or investments have been incurred and for which the grant was earned. These government institutions may however subsequently perform an audit which may result in a (partial) claw back of the grant. The Company deems that the claw back risk is remote in view of the continuous monitoring of the contractual conditions. There are no other conditions attached to the grants and the scientific result of R&D activities does not impact the decision of VLAIO as to whether the final grant will be received or not.
2.2.10.2. R&D tax credits
The Company applies for R&D tax credits, a tax incentive measure for European Small and Medium-sized Enterprises (SMEs) established by the Belgian federal government. When capitalizing its R&D expenses for tax filing, the Company may either:
•
Receive a reduction of its taxable income (at the current income tax rate applicable); or

•
If no sufficient taxable income is available, apply for a refund of the unutilized tax credits, calculated on the R&D expenses for the year.

Such settlement occurs, at the earliest, five financial years after the tax credit application is filed by the Company. Considering that R&D tax credits are ultimately paid by public authorities, the related benefit is treated as a government grant and recognized as other income, to match the R&D expenses subsidized by the grant.
3. New and revised standards not yet adopted
The new and amended standards and interpretations that have been issued, but are not effective yet, are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
•
Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (applicable for annual periods beginning on or after January 1, 2024 or later)

•
Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (applicable for annual periods beginning on or after January 1, 2024)

•
Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (applicable for annual periods beginning on or after January 1, 2024)

•
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (applicable for annual periods beginning on or after January 1, 2025)

•
IFRS 18 Presentation and Disclosure in Financial Statements (applicable for annual periods beginning on or after January 1, 2027)

It is not expected that the adoption of the new and amended standards listed above will have a material impact on the consolidated financial statements of the Group in future periods.
4. First time adoption of IFRS Accounting Standards
These consolidated financial statements are the first that the Group has prepared in accordance with IFRS Accounting Standards. For periods up to and including the years ended December 31, 2023, the Company and Agomab Spain prepared their separate financial statements in accordance with local generally accepted accounting principles, respectively BE GAAP and Spanish Generally Accepted Accounting Principles (“ES GAAP”) (both referred to as “previous GAAP”).

Accordingly, the Group has prepared consolidated financial statements that comply with IFRS Accounting Standards applicable as at and for the year ended December 31, 2023, together with the comparative period data for the year ended December 31, 2022, as described in the summary of significant accounting policies. In preparing the consolidated financial statements, the Group’s opening statement of financial position was prepared as at January 1, 2022, the Group’s date of transition to IFRS Accounting Standards. This note explains the exemptions selected by the Group to prepare its first financial statements under IFRS Accounting Standards, as well as the adjustments under IFRS Accounting Standards on the consolidated opening equity as at January 1, 2022, the net loss and other comprehensive income for the year ended December 31, 2022 and closing equity for the year ended December 31, 2022.
4.1. Exemptions applied
IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS Accounting Standards. The Company has applied the following exemption:
•
The Company assessed all contracts existing at January 1, 2022 to determine whether a contract contains a lease based upon the conditions in place as at January 1, 2022.

It shall be noted that the Company has not applied the IFRS 1 exemption with respect to business combinations before the date of transition to IFRS Accounting Standards. As a result, the acquisition of Agomab Spain in December 2021 was accounted for on a retrospective basis in accordance with IFRS 3—Business Combinations in these consolidated financial statements.
4.2. Estimates
The estimates as at January 1, 2022 and as at December 31, 2022 are consistent with those made for the same dates in accordance with local GAAP (after adjustments to reflect any differences in accounting policies).
The estimates used by the Company to present these amounts in accordance with IFRS Accounting Standards reflect conditions as at January 1, 2022, the date of transition to IFRS Accounting Standards, and as at December 31, 2022.
4.3.
Reconciliation of 2022 equity and total comprehensive loss from previous GAAP to IFRS Accounting Standards

A reconciliation was performed between the equity reported by the Group under previous GAAP and its equity in accordance with IFRS Accounting Standards at the date of transition to IFRS Accounting Standards (January 1, 2022) and at the closing date of the latest set of the most recent financial statements compiled in accordance with previous GAAP (December 31, 2022). A similar reconciliation is provided for the total comprehensive loss for the year 2022.

(In thousands of €)	Reference	Equity at 01/01/2022	Total comprehensive income 2022	Other equity movements 2022	Equity at 12/31/2022
Agomab Belgium (BE GAAP)		67,934	(9,397)	38,383	96,920
Agomab Spain (ES GAAP)		5,165	(1,518)	(77)	3,570
Consolidation adjustments	A	(5,210)	—	—	(5,210)
Consolidated previous GAAP figures		67,889	(10,915)	38,306	95,280
Anti-dilution warrants	B	(27,151)	12,314	(8,482)	(23,319)
Share-based payments	C	—	(2,209)	2,209	—
Derecognition R&D assets	D	(196)	(9,241)	—	(9,437)
Profit Share Certificate	E	1,560	—	—	1,560
R&D tax credits	F	261	94	—	355
Fair value–earn out	G	—	(425)	—	(425)
Other adjustments	H	—	80	(6)	74
Deferred taxes	I	—	2,160	—	2,160
Total IFRS Accounting Standards–adjustments		(25,526)	2,773	(6,279)	(29,032)
IFRS Accounting Standards figures		42,363	(8,142)	32,027	66,248
4.4. Notes to the reconciliation of equity at January 1 and December 31, 2022
A)
Consolidated previous GAAP

The Company did not previously prepare consolidated financial statements under BE GAAP, whereas these financial statements are prepared on a consolidated basis. In this context, the first adjustments presented in the table reconstitute the consolidated equity under previous GAAP starting from the filed separate (statutory) financial statements of the Company and Agomab Spain. The consolidation adjustment represents the elimination of the equity of Agomab Spain at the date of acquisition.
B)
Anti-dilution warrants

As part of the various financing rounds and together with the issuance of the respective preferred shares, the Company has granted anti-dilution warrants to the preferred shareholders. The warrants are instruments which give the holder the right, but not an obligation, to purchase the Company’s shares in certain limited circumstances at a specified price. The warrants include anti-dilution features to protect the holder of the instrument from the possible impact of dilution due to the issue of new shares. Considering that the holders will receive a variable number of shares (based on the number of shares to be issued and the issue prices of the new shares to be issued), the warrants are not equity instruments but financial liabilities in accordance with IAS 32. The anti-dilution warrants are therefore recognized initially as derivative financial liabilities against accumulated loss as this is considered to be a transaction with shareholders. The subsequent remeasurement at fair value is however recognized through profit or loss. Under BE GAAP, the anti-dilution warrants have not been recognized.
C)
Share-based payments

The Group issues share options to its employees. Under BE GAAP, such share options, that are to be satisfied with the issuance of new shares, are not recognized until the exercise date. Accordingly, no amounts are recognized in the financial statements prior to this date. In the context of the first-time adoption of IFRS Accounting Standards, equity-settled share options issued by the Company need to be measured at the fair value at grant date and expensed over the expected vesting period. As the options are classified as equity settled under IFRS 2, there is no net impact on the opening equity. However, there is an adjustment to the 2022 total comprehensive income.
D)
Derecognition of capitalized research and development (R&D) expenses

Under certain conditions, research and development expenses could be capitalized under previous GAAP. However, in accordance with IAS 38, the capitalization criteria for the Group’s R&D costs are not met, which is the common practice in the industry for activities conducted before final regulatory approval is obtained. Hence, the capitalized R&D costs are derecognized in the opening equity and expensed in 2022.
E)
Profit share certificate

The Company has granted a profit share certificate (PSC) to a third-party company in return for a research and commercialization license on certain patent rights and know-how. Under IFRS Accounting Standards, this license is accounted for as an intangible asset with a corresponding increase in equity as the PSC qualifies as an equity-settled share-based payment transaction. Impact within equity is reflected in a separate share-based payments reserve. Under BE GAAP, the PSC and the related intangible asset acquired have not been recognized.
F)
R&D tax credits

Under BE GAAP, the R&D tax credit is recognized over three years in line with the tax amortization period of the corresponding capitalized R&D expenses, while the R&D costs are immediately expensed as incurred under IFRS Accounting Standards. In line with IAS 20, the tax credit is recognized as other income in the same year as the corresponding R&D expenses have been incurred.
G)
Fair value re-measurement—contingent consideration

As a result of the acquisition of Agomab Spain, a contingent consideration is payable subject to the occurrence of specific future events. The contingent consideration has been measured at the fair value as at the acquisition date and recognized as a financial liability with a corresponding increase in goodwill. Since such a contingent liability is not recognized under BE GAAP, the IFRS Accounting Standards adjustment in the 2022 total comprehensive loss corresponds to the fair value remeasurement of the contingent consideration based on the present value of the expected future cash flows, adjusted for risk, and discounted using an appropriate discount rate.
H)
Other adjustments

Other adjustments relate to some minor IFRS Accounting Standards adjustments which have been aggregated, including derecognition of Spanish government grants (€0.08 million), decapitalization of tangible assets and the recognition of leases on-balance sheet under IFRS Accounting Standards (€0.01 million).
In addition, transaction costs (€0.08 million) related to the issuance of equity instruments have been expensed under BE GAAP, whereas these costs are directly reduced from equity under IFRS Accounting Standards.
I)
Deferred taxes

A deferred tax liability is recognized based on temporary differences between previous GAAP and IFRS Accounting Standards and is recognized to the extent that it cannot be offset by deferred tax assets resulting from tax losses carried forward for an indefinite period of time. Under previous GAAP, no deferred taxes are recognized.

5. Key judgements and major sources of estimation uncertainty
The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of income, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require significant adjustments to the carrying amount of assets or liabilities in future periods.
On an ongoing basis, the Group evaluates its estimates, assumptions, and judgments.
The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.
5.1. Key judgements
5.1.1. Going concern
The Group regularly monitors its cash position and its ability to continue as a going concern at each reporting period. When assessing going concern, the Group mainly considers the following:
•
Cash and cash equivalents available at the reporting date;

•
Cash burn projected in accordance with the approved budget for next 12-month period as from the reporting date;

•
Availability of grant funding; and

•
Financial facilities open to the Company for raising new funds by new capital increases.

Whilst the current cash position is sufficient for the Group’s immediate and mid-term needs, the executive management committee and the Board regularly assess if the Company’s research and development activities continue to deliver added value. The Company may seek additional funding to support the continuing development of its portfolio of products or to allow it to be able to execute other business opportunities.
5.2. Key sources of estimation uncertainty
5.2.1. Share-based payment transactions—ESOP warrants
The Company measures the cost of equity-settled transactions with employees and consultants by reference to the fair value of the equity instruments at the date at which they are accepted by the beneficiary. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility, dividend yield and fair value of the underlying common shares (which itself relies on probability of exit scenarios and volatility) determined by using an OPM valuation approach.
The assumptions and models, using the Black-Scholes valuation approach for estimating the fair value of share-based payment transactions and other estimates, are disclosed in note 20.1.
In measuring the expense for ESOP share-based payment transactions, the Company must estimate the vesting period. This estimation is based on the vesting schedule outlined in the plans, and on certain liquidity events, such as an initial public offering (“IPO”). There may be an accelerated vesting resulting in a revision of the expected vesting period. The corresponding assumptions regarding vesting period are also disclosed in note 20.1.
5.2.2. Profit share certificate
The Company has a profit share certificate granted to a third party. Refer to note 2.2.8.2. for information on the accounting policy in this respect. The Company measures the profit share certificate by reference to the fair value of the equity instruments at the date at which the profit share certificate was granted. Refer to note 20.2 for a description of the valuation of the profit share certificate and key inputs. Estimating fair value for the profit share certificate requires determining the applicable profit share percentage at grant date based on the contractual terms of the profit share certificate and determination of the volatility and potential exit scenarios as part of the fair value calculation of the underlying common share values.
No subsequent revaluation shall be made to total equity in accordance with IFRS 2.23 after the vesting date.
5.2.3. Identification and valuation of intangible assets in a business combination
The Company has acquired and may continue to acquire significant intangible assets in connection with business combinations that the Company measures at fair value. The fair value of in-process R&D has been estimated based on “Relief from Royalty” (“RfR”), which is an income approach valuation method. It calculates the value based on the hypothetical royalty payments the Company would save by owning the intangible asset itself compared to paying license fees or royalties to a third party for using the asset. The RfR calculation involves assumptions for both the royalty rate used and the discounted future economic benefits or cashflows (future revenue projections, discount rate equal to the Weighted Average Cost of Capital (“WACC”) and the applicable statutory tax rate). The royalty rate used within the calculation is based upon the average rate from ten similar transactions within the pharmaceutical and biotech industry.
In-process R&D acquired in a business combination is capitalized as an intangible asset not yet available for use until regulatory approval is obtained, at which time it is accounted for as a definite-lived asset and amortized over its estimated useful life.
5.2.4. Impairment of intangible assets not available for use and goodwill
Goodwill and intangible assets not yet available for use are tested for impairment annually or when an event occurs that could indicate that the asset may be impaired. See notes 11 and 12 to the consolidated financial statements for additional information.
As goodwill and intangible assets recognized result from the acquisition of Agomab Spain and relate to the R&D activities in Spain, goodwill and intangible assets are allocated to the same CGU (Agomab Spain). For the impairment test of intangible assets not yet available for use and goodwill, the Company applies the value in use approach (discounted cash flows) that requires significant estimates with respect to future sales volume, revenue and expense growth rates, changes in working capital, appropriate discount rate and other assumptions and estimates. The estimates and assumptions used are consistent with the Company’s business plans and a third-party objective view. The use of alternative estimates and assumptions could increase or decrease the estimated value in use of the CGU and could potentially impact the Group’s profit or loss. Actual results may differ from the Group’s estimates.
5.2.5. Measurement of contingent considerations
The fair value measurement of the contingent consideration liabilities is determined as of the acquisition date based on significant unobservable inputs, including the discount rate, the estimated probabilities and timing of achieving specified development and regulatory milestones. Contingent consideration liabilities are remeasured to fair value at each subsequent reporting date until the related contingency is resolved. The potential contingent consideration payments are estimated by applying a probability-weighted expected payment model for contingent milestone payments which are then discounted to present value. Changes to the fair value of the contingent consideration liabilities can result from changes to one or a number of inputs, including discount rates, the probabilities of achieving the milestones and the time required to achieve the milestones. Significant judgment is employed in determining the appropriateness of certain of these inputs. Changes to the inputs described above could have a significant impact on the Group’s financial position and profit or loss in any given period. Refer to note 23 for more information on the contingent consideration key inputs.

5.2.6. Anti-dilution warrants
The Company has issued anti-dilution warrants that are measured at fair value on each reporting date. The fair value of such derivatives is estimated by applying valuation models in which the Company uses market data to the extent available. The description of the valuation models and unobservable inputs applied, as well as the impact on the fair value of reasonably possible changes in the value of the respective significant unobservable inputs at the end of the reporting period, is provided in note 19.
6. Segment information
Segment information is determined consistent with the internal reporting to the chief operating decision makers (CODM) of the Group, i.e., the person or persons who take decisions about the allocation of resources and evaluate financial performance. Currently the CODM is the key management personnel. The CODM reviews information at the consolidated level for resource allocation and evaluation of the Group’s financial performance.
As the Group currently has no marketable products, no revenue generated from external customers can be presented based on product or service categories, geographical location or the extent of key customers that constitute total revenue.
The below table presents the non-current assets per country:
	For the year ended December 31		As of January 1 2022
(In thousands of €)	2023	2022
Agomab Belgium	4,550	2,705	2,269
Agomab Spain	27,236	27,205	27,298
Total non-current assets	31,786	29,910	29,567
7. Overview of the consolidation scope
7.1. Subsidiaries
The consolidated financial statements of the Company include:
Company name	Registration number	Location	Financial interest (%)
AgomAb Therapeutics NV	674527310	Antwerp, Belgium	Parent
Agomab Spain S.L.U.*	B32478414	Fonte Díaz–A Coruña, Spain	100%
* Formerly known as “Origo Biopharma S.L.”

8. Income and expenses
8.1. Operating expenses
The research and development expenses consist of the following expenses:
(In thousands of €)	2023	2022
Clinical trial expenses	19,130	14,155
Employee benefits	3,290	2,165
R&D consulting	1,786	1,536
Share-based payments	1,009	970
Chemicals and small materials	191	339
Patent related charges	891	203
Regulatory	14	53
Total research and development expenses	26,311	19,421
Employee benefits	2,243	1,456
Share-based payments	1,150	1,239
Professional service fees	1,185	963
Office materials and services	549	333
Travel and meeting expenses	483	235
Facility rent and expenses	178	122
Board fees	67	60
Depreciation and amortization	99	23
Other G&A expenses	143	82
Total general and administrative expenses	6,097	4,513
Total operating expenses	32,408	23,934
Increases in R&D expenses are mainly related to clinical trial expenses, which are outsourced activities, specifically for the two lead programs AGMB-129 and AGMB-447, as a result of progression of those programs in the clinical testing phase.
The largest increases within General and Administrative (G&A) expenses relate to travel expenses incurred for investor/business conferences, leasing of new company cars (note 13) and an increase in office and facility costs due to the upcoming move to the new headquarters in Antwerp.
8.2. Employee benefit expenses
The employee benefit expenses consist of the following:
(In thousands of €)	2023	2022
Employee salaries and wages–R&D	2,337	1,535
Employee salaries and wages–G&A	1,684	1,042
Social security contributions	782	337
Employee provisions	560	523
Other employee benefits	170	184
Total employee benefit expenses(1)	5,533	3,621
(1) Total employee benefit expenses exclude share-based payment expenses which are included in note 8.1.
The increase in employee benefit expenses is in line with the increase in full-time equivalents (“FTEs”). The Group had an average of 34 FTEs as at December 31, 2023 compared to 19.9 FTEs as at December 31, 2022.

The Company offers post-employment retirement benefits to its Belgian employees. The plan is a defined contribution plan with an employer contribution equal to 5% of the employee’s gross salary. The plan is individually funded through an insurance company that offers a guaranteed minimum return.
Belgian legislation requires a company sponsoring a defined contribution plan to guarantee a minimum level of return. If the return obtained on the individual accounts, in our case via the insurance company, is lower than the minimum return defined by the legislation, the employer would be required to make additional contributions to cover the shortfall.
The employee will receive its accrued individual account at retirement, including the potential additional contribution paid by the employer. Typically, these benefits are paid as a lump sum at retirement for tax reasons.
Due to this obligation, a Belgian defined contribution plan is treated as a Defined Benefit plan under IFRS Accounting Standards. An IAS 19 valuation has been performed as at December 31, 2023 and has been concluded that no net liability exists for the Company, the gross liability being equal to the assets of €0.1 million as at December 31, 2023.
The Group also offers an insurance death coverage to its Belgian and Spanish employees. The coverage amounts to one time the annual salary of the employee and is funded through annual premiums to the insurance company.
8.3. Financial expenses and income
The financial expenses and income consist of the following:
(In thousands of €)	2023	2022
Interest expenses	(31)	(45)
Exchange rate losses	(51)	(128)
Bank charges	(4)	(2)
Total financial expenses	(86)	(175)
Interest income	245	71
Exchange rate gains	58	42
Other financial income	—	1
Total financial income	303	114
Net financial (expenses) income	217	(61)
The decrease in interest charges is the result of phasing out of bank negative interest rates. Furthermore, interest rate increases during 2023 received from short term deposits (< 3 months) resulted in an increase in interest income.
8.4. Other operating income
The other operating income consist of:
(In thousands of €)	2023	2022
Grants received	596	703
R&D tax credit	331	414
R&D personnel credit	291	183
Other operating income	1,218	1,300
The Company received VLAIO grants to support R&D activities. No conditions related to the above government grants were unfulfilled, nor were there any related material contingencies at the date of the approval of the consolidated financial statements.

R&D tax credit relates to a tax credit on incurred research and development expenses. The R&D tax credit will be paid to the Group in cash after five-years, to the extent it is not offset against the taxable basis over the respective period.
R&D personnel credits relates to a government incentive to support innovation via a reduction in withholding income taxes for qualified personnel employed in research and development.
9. Current and deferred taxes
The Group incurred tax losses in current and prior years. It is not assessed as probable that future taxable profits will be available against which the tax losses can be utilized. Therefore, the Group has not recognized deferred tax assets in excess of deferred tax liabilities, relating to the same taxation authority and the same taxable entity.
The breakdown of the income tax expenses by origin is as follows:
(in thousands of €)	2023	2022
Current income tax expense	(3)	(2)
Deferred tax income	622	2,666
Income tax income	619	2,664
The decrease in deferred tax income is due to deferred tax assets on the carryforward of tax losses, most of which cannot be recognized in 2023 as they exceed the amount of deferred tax liabilities. The domestic tax rate is 25% for both 2022 and 2023.
The following table details the source of deferred tax assets and liabilities:
	December 31, 2023			December 31, 2022
(in thousands of €)	Assets	Liabilities	Net	Assets	Liabilities	Net
Intangible assets	—	(4,637)	(4,637)	3,507	(4,637)	(1,130)
Property, plant and equipment	1	—	1	2	—	2
Right of use (RoU) assets	402	—	402	16	—	16
Lease liabilities	—	(405)	(405)	—	(16)	(16)
Other current assets & other liabilities	—	(35)	(35)	—	(89)	(89)
Deferred tax assets and liabilities related to temporary differences	403	(5,077)	(4,674)	3,525	(4,742)	(1,217)
Tax loss carried forwards	4,674	—	4,674	595	—	595
Deferred tax assets related to unused tax losses	4,674	—	4,674	595	—	595
Set off of tax	(5,077)	5,077	—	(4,120)	4,120	—
Net deferred tax assets/liabilities	—	—	—	—	(622)	(622)
The largest position within temporary differences is relating to intangible assets for which a deferred tax liability was recognized as a result of the fair value adjustment in the acquisition of Agomab Spain. Due to an alignment between the tax base and the carrying amount of R&D expenditure in 2023 within Agomab Spain, the related deferred tax asset has been derecognized with a corresponding increase in the tax loss carried forwards for an amount of €3.5 million.
The table below details the amount and expiry date of deferred tax assets that are not recognized in relation to deductible temporary differences, unused tax losses and unused tax credits.

(in thousands of €)	Temporary differences	Tax losses	Tax credits	Total
Expiry in:
2023	—	—	—	—
2024	—	—	—	—
2025	—	—	—	—
2026	—	—	—	—
2027	—	—	—	—
After	—	—	—	—
No expiry	—	7,819	—	7,819
Total	—	7,819	—	7,819
The movements of deferred tax balances during 2023 and 2022 are disclosed within the table below.
(in thousands of €)	December 31, 2023	Recognized in profit or loss	December 31, 2022	Recognized in profit or loss	January 1, 2022
Intangible assets	(4,637)	(3,507)	(1,130)	2,310	(3,440)
Property, plant and equipment	1	(1)	2	1	1
RoU assets	402	386	16	16	—
Lease liabilities	(405)	(389)	(16)	(16)	—
Other current assets & other liabilities	(35)	54	(89)	(24)	(65)
Deferred tax assets and liabilities related to temporary differences	(4,674)	(3,457)	(1,217)	2,287	(3,504)
Tax loss carry-forwards	4,674	4,079	595	379	216
Deferred tax assets/liabilities	—	622	(622)	2,666	(3,288)
The following table represents the reconciliation between the theoretical and effective tax rates of 2023 and 2022.
(in thousands of €)	2023	2022
Loss before income taxes	(12,009)	(10,806)
Theoretical income tax income	3,002	2,702
Theoretical tax rate*	25%	25%
Non-deductible expenses	(1,409)	(673)
Non-taxable income	5,636	3,099
Tax losses of the year for which no deferred tax asset has been recognized	(6,610)	(2,464)
Tax income	619	2,664
Effective tax rate	(5)%	(39)%
* The theoretical tax rate (25%) is the domestic tax rate applicable for both the Company and its subsidiary.
10. Loss per share
The calculation of the basic and dilutive loss per share on December 31, 2023 and December 31, 2022 is based on the holders of common shares attributable (loss) or profit and the weighted average number of common shares outstanding during the year.

(in thousands of €)	2023	2022
Basic loss
Loss for the year	(11,390)	(8,142)
Loss attributable to the holder of the profit share certificate(1)	752	814
Cumulative dividend on preferred shares (Series A, B and C)(2)	(8,644)	(6,236)
Loss attributable to common shareholders	(19,282)	(13,564)
Diluted loss
Dilution effect of ESOP warrants, preferred shares, anti-dilutive warrants and profit share certificate	—	—
Loss attributable to common shareholders, after dilution effect	(19,282)	(13,564)
(1) Reflects the impact of the liquidation interest profit share in relation to the profit share certificate (6.6% in 2023 and 10% in 2022). Refer to notes 2.2.8.2 and 18.2
(2) The cumulative dividend (i.e., a fixed cumulative cash preferential dividend at 6% p.a. of the issue price of the preferred shares) is calculated on the issue price of the preferred shares over the period they were outstanding. In the event of an IPO, the preferred shares will automatically convert into common shares, on a 1:1 basis, without any pay-out in the form of cash or common shares relating to the cumulative dividend.
Number of shares	2023	2022
Weighted average number of common shares outstanding during the period for basic and diluted EPS	25,000	25,000
Total weighted average number of common shares outstanding during the period for basic and diluted EPS	25,000	25,000
(in thousands of €)	2023	2022
Basic loss per share	(0.77)	(0.54)
Diluted loss per share	(0.77)	(0.54)
Although the Company has common shares that could be issued upon the potential exercise of ESOP warrants, conversion of preferred shares, conversion of anti-dilutive warrants and the profit share certificate, they have non-dilutive effect, since the Group is in loss-making position during 2023 and 2022.
11. Goodwill
The below table presents the carrying value for the goodwill.
(In thousands of €)	Goodwill	Total
As at January 1, 2023	8,612	8,612
Impairment loss	—	—
Carrying amount as at December 31, 2023	8,612	8,612
As at January 1, 2022	8,612	8,612
Impairment loss	—	—
Carrying amount as at December 31, 2022	8,612	8,612
On December 14, 2021, the Company acquired 100% of Agomab Spain, a Spanish biotech company with a pipeline of organ-restricted small molecule drug candidates targeting the transforming growth factor beta (TGF-β) pathway. Through this acquisition, the Company has broadened its clinical-stage pipeline, taking a step closer to bringing meaningful treatments to patients with fibrotic diseases. The synergies between Agomab Spain’s unique small molecule platform and the Company’s pre-existing antibody capabilities, combined with collective expertise in targeting growth factors, is expected to allow the Group to accelerate the development of novel therapeutic candidates.
The consideration transferred to acquire Agomab Spain amounted to €24.3 million and includes a contingent consideration with a fair value at acquisition date of €3.95 million (see note 23). As the Company applies IFRS 3—

Business Combinations retrospectively in its first Consolidated Financial Statements under IFRS Accounting Standards (see note 4), the assets acquired and liabilities assumed have been measured on a fair value basis at acquisition date, resulting in net assets acquired amounting to €15.7 million, including in-process R&D for €18.55 million (see note 12). The positive difference between the total consideration transferred to acquire 100% of Agomab Spain (€24.3 million) and the fair value of the net assets acquired (€15.7 million) was recognized as goodwill, which is tested for impairment at least annually together with the acquired in-process R&D (see note 12).
The goodwill has been allocated in full to the “Agomab Spain” CGU as this is the level at which the synergies from the combination are expected to materialize. The recoverable amount of the Agomab Spain CGU is based on its value in use, i.e. net present value of the expected future cash flows. No impairment was recorded as the recoverable amount is not lower than the carrying amount of the cash-generating unit.
The cash flow projections are based on the management business plan for each of the R&D projects in Agomab Spain (i.e., AGMB-129 and AGMB-447) that extend over a period of 25 years. The key assumptions made by management within the business plan relate to the:
•
Probability of reaching commercialization stage as well as the associated timing, based on external scientific methodologies, reputable scientific literature and internal estimates. In that respect, expected revenues are based on management’s best estimation of the timing of obtaining the necessary approvals from the European Union and United States authorities.

•
Duration of the patent after reaching commercialization stage, which is estimated by management at 15 years.

•
Amount of R&D costs expected to be incurred to reach the commercialization stage and the revenues expected to be generated during the commercialization phase; and

•
Discount rates to be applied to the future expected cash flows, which are derived from the Company’s weighted average cost of capital, taking into account the cost of equity and debt. The pre-tax discount rates range between 22.4% and 23.6%.

Based on the key assumptions above, the recoverable amount of the Agomab Spain CGU significantly exceeds its carrying amount (including allocated goodwill and in-process R&D) and a ‘reasonably likely’ change in a key assumption would not cause an impairment loss.

12. Intangible assets
The below table presents the movements in the carrying amount of intangible assets.
(In thousands of €)	In-process R&D	Research and commercialization license	Total
Acquisition cost
As at January 1, 2023	18,550	1,560	20,110
Additions	—	—	—
Disposals	—	—	—
As at December 31, 2023	18,550	1,560	20,110
Accumulated Amortization and impairment losses
As at January 1, 2023	—	—	—
Amortization	—	—	—
Impairment losses	—	—	—
Disposals	—	—	—
As at December 31, 2023	—	—	—
Carrying amount as at December 31, 2023	18,550	1,560	20,110
Acquisition cost
As at January 1, 2022	18,550	1,560	20,110
Additions	—	—	—
Disposals	—	—	—
As at December 31, 2022	18,550	1,560	20,110
Accumulated Amortization and impairment losses
As at January 1, 2022	—	—	—
Amortization	—	—	—
Impairment losses	—	—	—
Disposals	—	—	—
As at December 31, 2022	—	—	—
Carrying amount as at December 31, 2022	18,550	1,560	20,110
In-process R&D is the intangible that has been acquired as part of the business combination with Agomab Spain during 2021 (see note 11). In-process R&D is an intangible not available for use and will therefore not be amortized until one or more corresponding underlying R&D projects have obtained regulatory approval to launch the product on the market. Instead, the Company performs an impairment test at each reporting date. As the related projects are not expected to generate cash inflows independently from the Agomab Spain GCU, the in-process R&D has been fully allocated to the Agomab Spain CGU. The impairment test on the Agomab Spain CGU has been performed based on the principles and key assumptions described in note 11.
The research and commercialization license relates to a third-party research and commercialization license for acquired patent rights and know-how. The license is an intangible asset not yet available for use and will not be amortized until one or more products that uses the license have obtained regulatory approval. The Company reviews this intangible asset annually for impairment or when an event occurs during the reporting period that could result in an impairment. No impairment was recorded as the recoverable amount is higher than the carrying amount of the research and commercialization license.
No impairment was recognized on intangible assets.

13. Leases
The following note provides an overview of the right-of-use (RoU) assets and the lease liabilities where the Group is a lessee.
The table below presents the movements in the carrying amount of the RoU assets.
(In thousands of €)	Office leases	Car leases	Total
Acquisition cost
As at January 1, 2023	58	27	85
Additions	1,349	294	1,643
Disposals	—	—	—
As at December 31, 2023	1,407	321	1,728
Accumulated depreciation and impairment
As at January 1, 2023	(18)	(5)	(23)
Depreciation	(53)	(46)	(99)
Disposals	—	—	—
As at December 31, 2023	(71)	(51)	(122)
Carrying amount as at December 31, 2023	1,336	270	1,606
Acquisition cost
As at January 1, 2022	—	—	—
Additions	58	27	85
Disposals	—	—	—
As at December 31, 2022	58	27	85
Accumulated depreciation and impairment
As at January 1, 2022	—	—	—
Depreciation	(18)	(5)	(23)
Disposals	—	—	—
As at December 31, 2022	(18)	(5)	(23)
Carrying amount as at December 31, 2022	40	22	62
As at December 31, 2023, the short-term lease exemption for two Spanish office leases no longer applied as one contract was extended for a period exceeding 12 months (i.e., two years) during 2023 while another contract was already extended for a period of three years during financial year 2022. Therefore, both leases have been recognized as RoU assets for the years ended December 31, 2023 and 2022. In addition, just before the 2023 year-end, Agomab entered into a new office lease in Belgium with a term of nine years.
As at January 1, 2022, the Group rented four office buildings with non-cancellable lease terms of 12 months. As from July 1, 2021, one of the contracts has automatically been renewed for an undefined period, however either party can terminate the lease with a notice period of two months. The Group applies the short-term exemption for these contracts.
Other than office leases, the Group has several car leases for their Belgian employees. The majority of the cars are leased over a period of one month and are extended on a monthly basis. As at December 31, 2023, there are 11 car leases recognized on the balance sheet. As at December 31, 2022, there was only one car lease with a lease term of four years, which was therefore recognized as a RoU asset.
The below table presents the movements in the lease liabilities.

(In thousands of €)	Office leases	Car leases	Total
As at January 1, 2023	41	21	62
Additions	1,349	295	1,644
Lease payments	(48)	(52)	(100)
Interest expenses	8	6	14
As at December 31, 2023	1,350	270	1,620
As at January 1, 2022	—	—	—
Additions	58	26	84
Lease payments	(19)	(6)	(25)
Interest expenses	2	1	3
As at December 31, 2022	41	21	62
The weighted average incremental borrowing rate used for the car leases is 3.5% and for the office leases 4.6%. The underlying leased assets are the pledges for the lease liabilities.
The lease liabilities can be split within current and non-current liabilities as follows.
	For the year ended December 31		As of January 1 2022
(In thousands of €)	2023	2022
Current	181	26	—
Non-current	1,439	36	—
Total Lease liabilities	1,620	62	—
The following table provides an overview of the expenditure for the short-term leases.
(In thousands of €)	2023	2022
Expenses short term office leases	127	114
Expenses short term car leases	19	67
Total short term lease expenses	146	181
14. Other financial assets
The Company holds other financial assets, both current and non-current.
	For the year ended December 31		As of January 1 2022
(In thousands of €)	2023	2022
Guarantees	14	14	147
Non-current other financial assets	14	14	147
Term deposit (maturity date April 11, 2023)	—	40,000	—
Current financial assets	—	40,000	—
Total other financial assets	14	40,014	147
Non-current financial assets consist of guarantees for office spaces rented by the Group. An amount of €0.14 million as at January 1, 2022 relates to a deposit made to obtain a Spanish government loan. The deposit and loan have been repaid during 2022.
Current financial assets relate to a term deposit held at a trustable European bank with credit rating “A”, with a maturity that exceeds 90 days. The term deposit commenced on July, 8, 2022, with a maturity of nine months, and expired on April 11, 2023.

15. Other non-current assets
The following table provides an overview of the other non-current assets:
	For the year ended December 31		As of January 1 2022
(In thousands of €)	2023	2022
R&D tax credit receivables	1,444	1,112	698
Total non-current assets	1,444	1,112	698
R&D tax credit receivables are future expected refunds or tax deductions resulting from tax incentives on research and development expenses incurred in Belgium. The increase in these tax credits is linked to the increase in R&D activities (note 8.1) in 2023 compared to previous reporting periods. The Group has met the conditions to recognize the benefits as other operating income (note 8.4).
16. Other current assets
The other current assets consist out of the following balances:
	For the year ended December 31		As of January 1 2022
(In thousands of €)	2023	2022
Grant receivables	1,040	2,317	262
Supplier credit notes received	154	138	—
VAT receivables	147	73	102
Other receivables	15,610	730	469
Total trade and other receivables	16,951	3,258	833
Deferred charges	120	85	8
Accrued Income	—	72	—
Total deferred charges and accrued income	120	157	8
Total other current assets	17,071	3,415	841
The increase in other receivables mainly relate to the remaining unpaid capital from the Series C financing round in October 2023. The amount has been paid in April 2024.
The Grant receivables relate to the VLAIO grants received. For further information refer to note 8.4 above.
17. Cash and cash equivalents
Cash and cash equivalents are as follows.
	For the year ended December 31		As of January 1 2022
(In thousands of €)	2023	2022
Cash at bank and in hand	122,402	27,670	53,591
Total cash and cash equivalents	122,402	27,670	53,591
Cash and cash equivalents consist of unrestricted cash held at banks. Cash at bank is represented by current accounts at reputable European banks with strong credit ratings. The carrying amount of the cash and cash equivalents is a reasonable approximation of their fair value.
The significant increase in 2023 is due to the Series C financing round completed in October 2023.

18. Equity
18.1. Capital management
The Company manages its capital to ensure that it will be able to continue as a going concern. The capital structure of the Company consists of equity attributed to the holders of equity instruments of the Company, such as capital, reserves and accumulated losses as mentioned in the consolidated statement of changes in equity. The Company considers its financing needs in light of changes in economic circumstances, risks associated with its different assets, and the projected cash needs of the current and projected research activities. On December 31, 2023, cash and cash equivalents amounted to €122 million and total equity amounted to €151 million. The Company’s objective is to maintain its capital structure at a level to enable it to finance its activities for at least 12 months.
18.2. Share capital and share premium
The Company has the following categories of shares: common shares, preferred A shares, preferred B shares, preferred C shares and, upon exercise of ESOP warrants, ESOP common shares. Upon a liquidity event and after complete fulfilment of the liquidation interest profit share in relation to the profit share certificate (i.e., 6.6% of all amounts that would be distributable to the shareholders of the Company, subject to further adjustment upon the occurrence of certain financings.), the remaining amount will be further distributed to the remaining shareholders: firstly (and in priority to any other classes of shares), to the holders of preferred C shares equal to their investment and preferential return (i.e., a fixed cumulative cash preferential dividend at 6% p.a. of the issue price of the preferred shares (“Preferred Dividend”)), secondly (and in priority to any other classes of shares), to the holders of preferred B shares equal to their investment and preferential dividend, thirdly (and in priority to any other classes of shares), to the holder of preferred A shares equal to their investment and preferential dividend, fourthly, (and in priority to any other classes of shares, other than the preferred A, B and C shareholders), the holders of the common shares will receive a fixed amount of €40 per share. Any remaining amount, will be distributed to all shareholders on a fully diluted basis. A liquidity event is defined as:
a. A payment of dividends, capital reduction, or share buy-back;
b. A bankruptcy, liquidation, dissolution or reorganization of the Company;
c. A sale of all, or substantially all, of the assets (including intellectual property rights) of the Company;
d. Any merger, consolidation, schemes of arrangement or acquisition, involving the Company or its subsidiaries, in which the Company or its subsidiaries are not the surviving entity;
e. The sale of all or such number of the shares of the Company that results in any person acquiring a controlling interest in the Company; or
Any other event with substantially the same economic effect as the events set out in (a) to (e) above.
The following share-related transactions have taken place during the period between January 1, 2022 and December 31, 2023.

(In thousands of €, except as indicated otherwise)					Total common shares		Total preferred A shares		Total preferred B shares		Total preferred C shares		Total share capital and share premium
	Number of common shares	Number of preferred A shares	Number of preferred B shares	Number of preferred C shares	Share capital	Share premium	Share capital	Share premium	Share capital	Share premium	Share capital	Share premium	Share capital	Share premium
Outstanding at January 1, 2022	25,000	277,272	294,954	—	25	—	22,873	—	61,500	—	—	—	84,398	—
June 28, 2022–Series B extension			184,086						26,014	12,368			26,014	12,368
Outstanding at December 31, 2022	25,000	277,272	479,040	—	25	—	22,873	—	87,514	12,368	—	—	110,412	12,368
October 10, 2023–Series C				455,004							64,300	30,571	64,300	30,571
Outstanding at December 31, 2023	25,000	277,272	479,040	455,004	25	—	22,873	—	87,514	12,368	64,300	30,571	174,712	42,939
The split between share capital and share premium has been recorded in accordance with the local Belgian corporate law based on the difference between the issue price of the preference shares and their par value. On initial recognition, the anti-dilutive warrants are recognized as a financial liability and recorded against accumulated loss.
The above results into following weighted average issue prices for the different classes of shares, and with the respect to the preferred A, B and C shares, the concurrently issued anti-dilutive warrants.
	Weighted average issue price per common share in € per share(1)	Weighted average issue price per pref. A share in € per share(1)	Weighted average issue price per pref. B and C shares in € per share(1)
Outstanding at January 1, 2022	1.00	82.49	208.50
June 28, 2022–Series B extension	—	—	208.50
Outstanding at December 31, 2022	1.00	82.49	208.50
October 10, 2023–Series C	—	—	208.50
Outstanding at December 31, 2023	1.00	82.49	208.50
(1) Including concurrently issued anti-dilutive warrants.
The common shares outstanding at January 1, 2022 consist of the 25,000 common shares issued at an issue price of €1.
The preferred A shares outstanding at January 1, 2022 consist of 277,272 preferred A shares, of which 15,450 preferred A shares were issued at an issue price of €40 and 261,822 preferred A shares were issued at an issue price of €85. The stated issue prices also include the consideration received for the concurrently issued anti-dilution warrants.
The preferred B shares outstanding at January 1, 2022 consist of 294,954 preferred B shares issued at an issue price of €208.5. The stated issue prices also include the consideration received for the concurrently issued anti-dilution warrants.
On June 28, 2022, the Company raised €38.4 million of share capital by issuing 184,086 preferred B shares at an issue price of €208.5 to existing and three new investors. On October 10, 2023, the Company raised an additional €94.9 million of share capital by issuing 455,004 preferred C shares at an issue price of €208.5 to existing and four new investors. The stated issue prices also include the consideration received for the concurrently issued anti-dilution warrants.
The share capital has been fully paid for all classes of shares, except for €15 million unpaid capital that is still due as a result of the capital increase of October 10, 2023 (preferred C shares). The payment has been received on April 15, 2024.

No ESOP common shares have been issued yet.
With regard to the preferred shares A, B, C and the profit share certificate, the Company has assessed that it has no contractual obligation to deliver cash or another financial asset under conditions that are not under the discretionary control of the Company, or to exchange or deliver a variable number of equity instruments of the Company.
In the event of an IPO, the preferred shares will automatically convert into common shares, on a 1:1 basis, without any pay-out in the form of cash or common shares relating to the cumulative dividend.
18.3. Other reserves
Other reserves relate to transaction costs incurred for the capital increases which are deducted directly from equity.
19. Anti-dilution warrants
The Company issued 60 anti-dilution warrants (“ADW”) to the preferred A shares investors that expire after a period of 5 years (i.e., 45 at March 14, 2024, 5 at June 21, 2024 and 10 at October 9, 2024). In the event of a dilutive issuance of new shares at a price lower than the subscription price of the preferred A shares (i.e., €85), holders of the anti-dilution warrants are entitled to subscribe to additional preferred A shares. The number of additional shares they can subscribe to is calculated such that the weighted average price for the total number of shares held by a preferred A shareholder, after exercising the warrants, would be equal to the share price applied in the dilutive issuance. The exercise price for the anti-dilution warrants is €1. The anti-dilution warrants were issued at the same time as the preferred shares.
The Company issued 250 anti-dilution warrants to the preferred B shares investors that expire after a period of 10 years (i.e., 200 at March 5, 2031 and 50 at June 28, 2032). In the event of a dilutive issuance of new shares at a price lower than the subscription price of the preferred B shares (i.e., €208.5), holders of the anti-dilution warrants are entitled to exercise their warrants. Upon exercising one anti-dilution warrant, the holder can subscribe to an additional number of preferred B shares. The number of additional shares is calculated such that the weighted average price for the total number of shares held by a preferred B shareholder, after exercising the warrants, would be equal to the share price applied in the dilutive issuance. The exercise price for the anti-dilution warrants is €1. The anti-dilution warrants were issued at the same time as the preferred shares.
The company issued 210 anti-dilution warrants to the preferred C shares investors that expire after a period of 10 years (i.e., October 10, 2033). In the event of a dilutive issuance of new shares at a price lower than the subscription price of the preferred C shares (i.e., €208.5), holders of the anti-dilution warrants are entitled to exercise their warrants. Upon exercising one anti-dilution warrant, the holder can subscribe to an additional number of preferred C shares. The number of additional shares is calculated such that the weighted average price for the total number of shares held by a preferred C shareholder, after exercising the warrants, would be equal to the share price applied in the dilutive issuance. The exercise price for the anti-dilution warrants is €1. The anti-dilution warrants were issued at the same time as the preferred shares.
The anti-dilution warrants protection expires on the earlier of :
•
The expiration of the term of the shareholders agreement (amended from time to time), or termination of the shareholders agreement.

•
The completion of an initial public offering (IPO) or liquidity event.

Each warrant can only be exercised once. However, for each series every beneficiary received multiple warrants protecting them against multiple dilutive issuances.
The fair value measurement of the anti-dilution warrants is classified as Level 3, as the valuation requires estimates of the timing of future capital rounds as well as estimates of future capital needs and the probability of non-occurrence of an IPO.

A Monte-Carlo simulation was used to calculate the valuation of the ADW for each occurrence of an expected funding round. The total fair value is the sum of the separate Monte-Carlo simulations multiplied by the probability of occurrence.
The fair value of the anti-dilution warrants was determined to be as follows (refer to note 24 for an overview of the movements in the anti-dilution warrants):
(in thousands of €) Fair Value	12/31/2023	Issue date 2023 ADW warrants 10/10/2023(2)	12/31/2022	Issue date 2022 ADW warrants 06/28/2022(1)	01/01/2022
Series A	16	—	3,121	—	5,994
Series B	610	—	20,197	8,482	21,156
Series C	600	—	—	—	—
Total Anti-dilutive warrants	1,226	—	23,318	8,482	27,150
(1) represents fair value of the anti-dilution warrants upon issuance, recorded against accumulated loss.
(2) upon issue date October 10, 2023, the fair value of the anti-dilution warrants was determined to be zero
The Monte-Carlo simulation is multiplied by the probability of occurrence of a next expected funding round, considering that there is a chance of an exit (i.e., IPO or liquidity event) without an intermediate funding round. In case of such an exit, the ADW would expire and would have no remaining value.
Exit probabilities without intermediate funding round	12/31/2023	12/31/2022	01/01/2022
Series A, Series B and Series C	90%	60%	50%
The volatility used as an input in the valuation model was determined based on a peer group defined by management, which is composed of five companies active in the same industry and being at a similar stage of development to the Company. The median of the historical volatilities over 18 months for each valuation date was used as the volatility parameter in the Monte-Carlo simulation.
Volatility	12/31/2023	12/31/2022	01/01/2022
Series A, Series B and Series C	57.89%	73.70%	90.38%
The sensitivity analysis below presents the significant unobservable inputs used (volatility) and the impact of reasonable changes in the value of the respective significant unobservable inputs at the end of the reporting period, while holding all other assumptions constant.

(in thousands of €) Sensitivity analysis		12/31/2023	12/31/2022	01/01/2022
Series A	Base value	16	3,121	5,994
	volatility +10%	35	4,238	7,316
	volatility -10%	5	2,097	4,701
	Exit probabilities +5%	8	2,731	5,394
	Exit probabilities -5%	24	3,511	6,593
Series B	Base value	610	20,197	21,156
	volatility +10%	720	22,919	23,230
	volatility -10%	500	17,397	19,035
	Exit probabilities +5%	305	17,672	19,041
	Exit probabilities -5%	916	22,722	23,273
Series C	Base value	600	—	—
	volatility +10%	708	—	—
	volatility -10%	491	—	—
	Exit probabilities +5%	300	—	—
	Exit probabilities -5%	900	—	—
20. Share-based payments
The Group has two share-based payment arrangements: employee stock option plan (ESOP) and profit share certificate.
20.1. ESOP warrant plans
The Group has implemented ESOP warrant plans for its employees, key managers, directors and/or outside consultants and advisors of the Company (“Beneficiaries”) with grants made each year, since 2019. In accordance with the terms of the plan, as approved by the shareholders, beneficiaries are granted free of charge the right to exercise their warrants under certain conditions.
The ESOP warrants carry neither rights to dividends nor voting rights.
The ESOP warrants are classified as equity-settled and have a maximum term of 10 years as from the issue date of the ESOP warrants.
The ESOP warrants vest based on the following schedule:
•
25% will vest 12 months after the date of the offer (except for certain ESOP warrants offered in June 2021 of which 25% vests 12 months after April 1, 2021);

•
the remaining 75% of the options will vest monthly over a period of 36 months (i.e., 2.083% vested per month).

However, the terms and conditions of the ESOP warrants include conditions under which the vesting and exercisability of the warrants may be accelerated (i.e., in case of a liquidity event or initial public offering (“IPO”) (note 18.2)).
On that basis, management made the following assessment about the most-likely outcome of a liquidity event at the different reporting dates:
•
As at January 1, 2022 and December 31, 2022, management deemed it too uncertain that a liquidity event or IPO would take place within the vesting period of the ESOP warrants, and therefore conclude that a liquidity event or IPO was not yet probable during the vesting period on the respective reporting dates. Hence, accelerated vesting was not considered.

•
As at December 31, 2023, liquidity event or IPO is probable as from October 2024 and, as such, accelerated vesting has been taken into account on that reporting date.

The changes of the year for the ESOP warrant plans are as follows:
	2023		2022
	Number of stock options	Weighted average exercise price (EUR)	Number of stock options	Weighted average exercise price (EUR)
Outstanding at January 1st	116,423	14.83	83,266	14.64
Granted	4,754	17.70	33,157	15.31
Forfeited	1,326	53.39	—	—
Outstanding at December 31st	119,851	14.52	116,423	14.83
Exercisable at December 31st	13,904	21.25	—	—
The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, considering the terms and conditions upon which the warrants were granted.
The following table provides the input to the Black-Scholes model for the different warrant plans:
Stock options granted in	July 2023	March 2023
Number of options granted	1,472	1,632
Fair value (€)	71.67–79.79	72.20–79.79
Share price (€)	79.8	79.8
Exercise price (€)	0.01–52.13	0.01–52.13
Expected volatility (%)	92.04	94.88
Expected life time of a warrant (years)	9.87	9.86
Risk-free rate (%)	2.935	2.66
Expected dividends (%)	—	—
Stock options granted in	January 2023	October 2022	July 2022	April 2022
Number of options granted	1,300	18,847	423	8,959
Fair value (€)	79.79	71.26–79.79	70.64	64.69
Share price (€)	79.8	79.8	79.8	64.7
Exercise price (€)	0.01	0.01–52.13	55.66	0.01
Expected volatility (%)	95.54	89.82–89.76	90.93	88.72
Expected life time of a warrant (years)	9.83	9.92–9.94	9.98	8.93
Risk-free rate (%)	2.373	2,705–3.032	1.667	0.896
Expected dividends (%)	—	—	—	—
Stock options granted in	March 2022	January 2022	July 2021	February 2021
Number of options granted	2,250	1,406	49,681	11,082
Fair value (€)	54.7	55.35	57.52–64.69	31.68
Share price (€)	64.7	64.7	64.7	37.1
Exercise price (€)	52.13	52.13	0.01–52.13	21.25
Expected volatility (%)	89.8	92.37	99.76	83.3
Expected life time of a warrant (years)	8.95	9.16	9.6	9.74
Risk-free rate (%)	0.807	0.114	(0.255)	(0.217)
Expected dividends (%)	—	—	—	—

Stock options granted in	January 2021	June 2020	November 2019	June 2019
Number of options granted	4,053	4,546	5,933	7,971
Fair value (€)	30.23-31.05	32.77	32.91	30.71
Share price (€)	37.1	37.1	37.1	37.1
Exercise price (€)	21.25	21.25	21.25	21.25
Expected volatility (%)	81.74	91.19	91.7	76.57
Expected life time of a warrant (years)	8.12–9.21	9.83	9.89	9.76
Risk-free rate (%)	(0.405)–(0.350)	(0.392)	(0.196)	0.025
Expected dividends (%)	—	—	—	—
The above inputs for the Black-Scholes model have been determined based on the following parameters and assumptions:
•
The price of a ESOP common share has been estimated on the basis of an option pricing model (“OPM”) approach calibrated on the latest capital round(s);

•
The expected volatility, determined on the basis of volatility of the share price, is not available as the Company is not a listed company. Therefore, the volatility has been determined using a peer group of listed companies for which historical volatility data of the share price was available. The peer group is composed of five companies active in the same industry and being at a similar stage of development compared to the Company;

•
The risk-free interest rate is based on the Overnight Index Swap (OIS) rate on each valuation date over the lifetime of the warrant; and

•
The dividend return is estimated to be zero as no dividend has been paid since inception and the Company has no intention to pay dividends over the life-time of the ESOP warrants.

The expense arising from share-based payment transactions for the warrant plans mentioned above was €2.2 million for 2023 (2022: €2.2 million).
The following ESOP warrants were in place during the current and prior period:
Expiry date	Exercise price per warrants (in €)	12/31/2023	12/31/2022	01/01/2022
2029	21.25	16,960	16,960	16,960
2030	21.25	16,625	16,625	16,625
2031	52.13	13,345	13,345	9,689
2031	0.01	48,907	48,951	39,992
2032	52.13	5,883	4,269
2032	55.66	423	1,695
2032	0.01	17,708	14,578
Total		119,851	116,423	83,266
20.2. Profit share certificate
On March 14, 2019, the Company issued a PSC to a third-party company in return for a research and commercialization license on certain patent rights and know-how (the “IP rights”).
In exchange for the IP rights acquired under the license, the Company has issued a PSC that meets the definition of an equity instrument under IFRS Accounting Standards. As a result, the transaction qualifies as an equity-settled share-based payment in accordance with IFRS 2.

The PSC immediately vested at the effective date of the research and commercialization license agreement (i.e., March 14, 2019 or ‘grant date’) as there was no service or other vesting condition to be met. Hence, the fair value was measured at grant date and recognized as an intangible asset (see note 12) with a corresponding increase in equity (share-based payment reserve). No subsequent adjustments are made to equity in accordance with IFRS 2.23 after vesting date.
The Company measures the fair value by reference to the equity instrument issued. In accordance with the terms of the license agreement, the fair value of the PSC at grant date is calculated as 20% of the total equity fair value. The total equity fair value is obtained by multiplying the outstanding number of each class of shares by the corresponding latest share price at the same date (i.e., preferred share price of €85 and common share price of €37.1 as of March 14, 2019) and by subsequently dividing by 80% to gross up the amount to the total equity value (to appropriately take the profit share certificate into account). Refer to note 2.2.8.2 and note 18.2 for more details on the terms and conditions of the profit share certificate.
21. Long- term Borrowings
	For the year ended December 31		As of January 1 2022
(In thousands of €)	2023	2022
Borrowings	—	—	690
Total Long-term borrowings	—	—	690
Borrowings relate to three government loans granted to Agomab Spain. The loans were interest-free and hence remeasured at fair value upon the acquisition of Agomab Spain using a market-based interest rate of 3%. The loans were all repaid during 2022.
The Group does not have any outstanding covenants.
22. Other current liabilities
The following table provides an overview of the other current liabilities.
	For the year ended December 31		As of January 1 2022
(In thousands of €)	2023	2022
Trade payables	6,830	3,896	1,063
Payroll-related liabilities	1,249	632	362
Social tax payables	202	67	218
Other current liabilities	1	1	4,587
Total trade and other payables	8,282	4,596	6,230
Deferred income	1,181	1,776	329
Accrued charges	15	—	—
Total deferred income and accrued charges	1,196	1,776	329
Total other current liabilities	9,478	6,372	6,559
As there has been continued progress made on the development projects (AGMB-129 and AGMB-447) there has been increased demand for third party services and supplies for further development and testing of these projects as they enter the next clinical phase.
This progress within several projects also increases the need to recruit new employees. The increase in withholding taxes and social security contributions registered under tax payables is impacted by timing differences and the effect of reduction on the withholding taxes paid on R&D employees.

Furthermore, the significant decrease within the balance of other liabilities in 2022 is due to the payment of the second acquisition instalment to the former shareholders of Agomab Spain.
Deferred income relates to outstanding receivables for VLAIO grants provided by the Flemish government (refer to note 2.2.10.1 above). The grant matches the period of recognition of the related R&D expenses. Refer to note 16 for the related deferral of these expenses.
23. Contingent considerations—earn out
Contingent consideration in business combinations, which are classified as financial liabilities, represent additional payments that are contingent upon the occurrence of future events, such as the achievement of specified development milestones.
The contingent consideration as a result of the acquisition of Agomab Spain consists of maximum future contingent milestone payment to Agomab Spain’s former equity holders of €20 million if all the targets are achieved. The contingent consideration is payable upon the occurrence of the following earn-out events:
•
€10 million shall be paid upon the first dosing of the first subject in the first qualifying Phase 2 Clinical Trial with the first Agomab Spain product on or before December 31, 2030;

•
€5 million shall be paid upon the first dosing of the first subject in the first qualifying Phase 3 Clinical Trial with the first Agomab Spain product on or before December 31, 2035;

•
€5 million shall be paid upon obtaining Regulatory Approval for the first Agomab Spain product in the United States on or before December 31, 2040.

The fair value of the contingent consideration was estimated at €3.95 million at acquisition date (i.e., December 14, 2021). This estimation was based on the cash outflow associated with each of the potential scenarios, the likelihood of achieving each of the potential scenarios and the timing of any cash payments following the achievement of these scenarios assessed at the time of the acquisition. Management’s estimate regarding the achievement of the different scenarios and corresponding phases in the clinical processes are based on a combination of internal data, historical experience based on scientific studies, and industry knowledge.
At each reporting date, the fair value of the contingent consideration is re-measured based on the present value of expected future cash flows, adjusted for risk, and discounted using the WACC. The WACC is considered an appropriate discount rate as it takes into account only the cost of equity.
	For the year ended December 31		As of January 1 2022
(In thousands of €)	2023	2022
Probability weighted average of different scenarios	8,800	6,300	6,317
WACC	16.8%	17.7%	15.4%
Contingent consideration	7,500	4,373	3,948
If the likelihood of achieving the first milestone (Phase 2) is increased by 10% without changing the timing of the achievement or the WACC, the impact on the contingent consideration would be an increase of €0.925 million as at December 31 2023, €0.783 million as at December 31, 2022 and €0.783 million as at January 1, 2022.
If the timing for reaching the different earn-out milestones were delayed by 1 year without changing the likelihood of achieving the milestones or the WACC, the impact on the contingent consideration would be a decrease of €1.081 million as at December 31, 2023, €0.659 million as at December 31, 2022 and €0.528 million as at January 1, 2022.
If the WACC was increased by 1% without the likelihood of achieving the milestones or the timing of their achievement, the impact on the contingent consideration would be a decrease of €0.054 million as at December 31, 2023, €0.073 million as at December 31, 2022 and €0.102 million as at January 1, 2022.

24. Fair value
24.1. Financial assets and liabilities
The following table provides an overview of the carrying value of the financial assets.
		For the year ended December 31		As of January 1 2022
(In thousands of €)	Category	2023	2022
Financial assets
Other non-current assets	FAAC*	14	14	147
Other current assets	FAAC*	—	40,000	—
Cash and cash equivalents	FAAC*	122,402	27,670	53,591
Total		122,416	67,684	53,738
The carrying value of cash and cash equivalents and other current assets approximate their fair value.
The following table provides an overview of the carrying value of the financial liabilities:
		For the year ended December 31		As of January 1 2022
(In thousands of €)	Category	2023	2022
Financial liabilities
Contingent considerations–earn out (level 3)	FLAFVTPL***	7,500	4,373	3,948
Anti-dilution warrants (level 3)	FLAFVTPL***	1,226	23,318	27,150
Borrowings	FLAC**	—	—	690
Trade and other payables	FLAC**	8,282	4,596	6,230
Total		17,008	32,287	38,018
(*) Financial assets measured at amortized cost
(**) Financial liabilities measured at amortized cost
(***) Financial liabilities measured at fair value through profit and loss
The carrying value of trade and other payables approximates their fair value.
As the fair value of the borrowings was calculated at the acquisition date of Agomab Spain (which was close to year-end December 31, 2021), the carrying value and fair value are the same as at January 1, 2022. Those borrowings were repaid in 2022.
During the 2023 reporting period, no transfers were performed between level 1 and 2 for assets and liabilities measured at fair value on a recurring basis. The absence of transfers reflects the stability and consistency in valuation methods and inputs.

The following table provides a reconciliation from the opening to closing balances of 2023 for the recurring fair value measurements categorized within level 3 of the fair value hierarchy.
(in thousands of €)	Contingent considerations– earn out	Anti-dilution warrants
As at January 1, 2022	(3,948)	(27,150)
Total gains or (losses) for the period
included in profit or loss	(425)	12,314
include in OCI	—	—
Issuance 2022 ADW warrants
included in accumulated loss	—	(8,482)
As at December 31, 2022	(4,373)	(23,318)
Total gains or (losses) for the period
included in profit or loss	(3,127)	22,092
include in OCI	—	—
As at December 31, 2023	(7,500)	(1,226)
As the probability of an exit without intermediate funding round has increased in the financial year 2023 compared to 2022, the fair value of these ADWs, which are a liability, has decreased significantly from €23.3 million as of December 31, 2022 to €1.2 million as of December 31, 2023. This generated an additional income impact within the statement of comprehensive income for the year ended December 31, 2023 of €22.1 million. For the year ended December 31, 2022, the decrease of €12.3 million was a result of updated probabilities of an exit without intermediate funding round, combined with a change in assumptions on the amount of intermediate funding round.
The earn-out liability increased from €4.4 million as of December 31, 2022 to €7.5 million as of December 31, 2023. The increase for the year ended December 31, 2023 is the effect of increased probability of meeting the contractually agreed milestones pursuant to which the earn-out is calculated. This resulted in an additional cost recognized within the statement of comprehensive income of €3.1 million for the year ended December 31, 2023.
25. Financial risk management
25.1. Market risks
The Company is not significantly exposed to market risks such as interest rate risk, foreign currency risks and other market risks that may impact the fair value or future cash flows of its financial instruments. As such, sensitivity analysis is not provided.
25.2. Interest rate risk
The Company is only subject to changes in variable interest rates on cash and cash equivalents. The Company is not subject to immediate changes in interest rates from borrowings.
25.3. Foreign exchange risk
The Group does not currently have any customers and purchases the majority of its materials and services in Euros, which is the functional currency of the Group entities. The Group is however exposed to limited purchase contracts in USD, CHF, DKK and GBP. On that basis, the Group is not subject to significant foreign exchange risks. Any purchases in foreign currencies are settled at the spot rate at the time of payment, which is within one month of the invoice date. As such, sensitivity analysis is not provided.

25.4. Liquidity risk
The Company manages liquidity risk by maintaining adequate reserves, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. The Company’s main sources of cash inflows are through capital increases and government grants. All cash is held in immediately accessible current accounts with reputable banks and, if deemed appropriate, term deposit accounts with maturity of one year or less in duration. The Company does not have any unused credit lines available.
25.5. Credit risk
Credit risk is the risk that third parties may not meet their contractual obligations resulting in a loss for the Group. The Group is exposed to credit risk from its operating activities, which are currently only cash held and short-term deposits with high-creditworthy financial institutions. The Group limits this exposure by contracting with credit-worthy business partners or with financial institutions which meet high credit rating requirements. The remaining unpaid capital of the series C financing round from October 2023 outstanding as at 31 December 2023 has been paid in April 2024. Grant receivables are from the government and are considered a very low credit risk.
26. Related party disclosures
Transactions between the Company, its Directors and key management personnel are described below. Balances and transactions between the Company and its subsidiary, which is a related party of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other related party transactions.
26.1. Remuneration of key management personnel
As at December 31, 2023 the key management team included six members:
•
Chief Executive Officer, Mr. Tim Knotnerus

•
Chief Medical Officer, Dr. Philippe Wiesel

•
Chief Development Officer, Dr. Andrea Sáez

•
Chief Finance Officer, Mr. Tolga Hassan

•
Chief Business Officer, Dr. Paul van der Horst

•
General Counsel, Ms. Ellen Lefever

Their combined remuneration package, including employer taxes, amounted to the following:
(In thousands of €)	2023	2022
Number of management members and Executive Directors	6	7
Short-term employee benefits	2,022	2,434
Post employment benefits	—	—
Share-based payments	822	1,626
Total	2,844	4,060
Of which outstanding at year-end	1,465	2,241
Number of ESOP warrants granted during the year	—	12,927
Number of ESOP warrants outstanding	72,619	89,165
The amount outstanding of remuneration, excluding share-based payments, of the key management personnel as at January 1, 2022, was €0.4 million.
No loans, quasi-loans or other guarantees are outstanding with members of the executive management team.
26.2. Remuneration of the Board
The total remuneration of the Board of Directors in 2023 and 2022 was €0.6 million and €0.7 million respectively. No advances or credits have been granted to any member of the Board of Directors. None of the members of the Board of Directors have received any non-monetary remuneration other than ESOP warrants.

27. Audit fees
The fees for professional services provided by the auditor were as follows:
(In thousands of €)	2023	2022
Audit fees	33	22
Audit related fees	164	169
Other non-audit services	13	16
Total Audit fees	210	207
28. Events after the reporting period
The outstanding unpaid capital from the Series C financing round in October 2023, that remained outstanding as of December 31, 2023, has been paid on April 15, 2024.

American Depositary Shares
Representing                   common shares
PRELIMINARY PROSPECTUS
J.P. Morgan
Morgan Stanley
Leerink Partners
Van Lanschot Kempen
           , 2024

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of directors and officers.
Under Belgian law, the directors of a company may be liable for damages to the company in case of improper performance of their duties. Our directors may be liable to our company and to third parties for infringement of our articles of association or Belgian company law. Under certain circumstances, directors may be criminally liable. We maintain liability insurance for the benefit of our directors and members of our executive committee.
In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify, under certain conditions, us, the members of our board of directors and persons who control our company within the meaning of the Securities Act against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.
Item 7.   Recent sales of unregistered securities.
In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:
Preferred share issuances
In March 2021, we issued and sold 286,705 Series B preferred shares, at a purchase price of €208.50 per share for an aggregate amount of approximately €59.8 million, to certain investors pursuant to the March 2021 SSA.
In June 2022, we issued and sold an additional 184,086 Series B preferred shares, at a purchase price of approximately €208.50 per share for an aggregate amount of €38.4 million, to certain investors pursuant to an amendment to the March 2021 SSA.
In October 2023, we issued and sold 455,004 Series C preferred shares, at a price of €208.50, for an aggregate amount of approximately €94.9 million to certain investors pursuant to a share subscription agreement among us and the investors party thereto.
Warrant issuances
In March 2021, June 2022 and October 2023, we issued anti-dilutive warrants to each of the investors in the series financings which allows the holder to exercise such warrants in the event the Company issues shares with an exercise price lesser than the subscription price for which such investors paid for the shares.
Issuances of equity awards
Since January 1, 2021, we have granted warrants to purchase shares to employees, directors, consultants and service providers covering an aggregate of 161,268 common shares with a weighted average exercise price of €13.14 per share.
All of the foregoing issuances were made either (a) outside the United States pursuant to Regulation S promulgated under the Securities Act with no directed selling efforts in the United States or (b) to U.S. persons pursuant to Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering or such issuances were made pursuant to Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.

Item 8.   Exhibits and financial statement schedules
(a) Exhibits
Exhibit Number	Description of Exhibit
**1.1	Form of Underwriting Agreement.
**2.1	Share Purchase Agreement, dated as of October 26, 2021, by and between Sabadell Asabys Health Innovation Investments S.C.R., S.A., Galchimia, S.A., Darpaufarma, S.L., Autiria Biomed, S.L., Galicia Innova Tech, FICC, Jaume Busquets Viñallonga and AgomAb Therapeutics NV.
*3.1	Articles of Association of AgomAb Therapeutics NV, as currently in effect.
**3.2	Form of Articles of Association of AgomAb Therapeutics NV (to be adopted immediately prior to the closing of this offering).
**4.1	Amended and Restated Shareholders’ Agreement, dated as of October 10, 2023, by and between AgomAb Therapeutics NV and the shareholders party thereto.
**4.2	Form of Deposit Agreement.
**4.3	Form of American Depositary Receipt (included in Exhibit 4.2)
**5.1	Opinion of Baker McKenzie BV/SRL, counsel to the registrant.
*10.1#	March 2019 Employee Stock Option Plan and forms of notice of grant thereunder.
*10.2#	September 2019 Employee Stock Option Plan and forms of notice of grant thereunder.
*10.3#	March 2020 Employee Stock Option Plan and forms of notice of grant thereunder.
*10.4#	October 2020 Employee Stock Option Plan and forms of notice of grant thereunder.
*10.5#	March 2021 Employee Stock Option Plan and forms of notice of grant thereunder.
*10.6#	June 2022 Employee Stock Option Plan and forms of notice of grant thereunder.
*10.7#	October 2023 Employee Stock Option Plan and forms of notice of grant thereunder.
**10.8#	2024 Stock Option and Incentive Plan and forms of award agreements thereunder.
**10.9	Lease Agreement by and between Ring Building NV and AgomAb Therapeutics NV, dated December 28, 2023.
**10.10	Lease Agreement by and between Galchimia, S.A. and AgomAb Spain S.L.U., dated January 1, 2024.
*21.1	Subsidiaries of the Registrant.
**23.1	Consent of PwC Bedrijfsrevisoren BV / Reviseurs d’Entreprises SRL, independent registered public accounting firm.
**23.2	Consent of Baker McKenzie BV/SRL, counsel to the registrant (included in Exhibit 5.1).
**24.1	Power of Attorney (included on signature page to this registration statement).
**107	Filing Fee Table.

* Filed herewith.
** To be submitted by amendment.
# Indicates a management contract or any compensatory plan, contract or arrangement.
(b) Financial statement schedules
None. All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the audited financial statements and notes thereto.
Item 9.   Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(i)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(ii)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Antwerp, Belgium, on           , 2024.
AGOMAB THERAPEUTICS NV
By:

Tim Knotnerus
Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Tim Knotnerus, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Tim Knotnerus	Chief Executive Officer and Director (Principal Executive Officer)	, 2024
Paul van der Horst	Chief Financial Officer and Chief Business Officer (Principal Financial and Accounting Officer)	, 2024
John Haurum	Chairman of the Board	, 2024
Angelika Jahreis	Director	, 2024
Felice Verduyn—van Weegen	Director	, 2024

Signature	Title	Date
Ming Fang	Director	, 2024
Ohad Hammer	Director	, 2024

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the registrant has signed this registration statement, on           , 2024.
Authorized Representative in the United States
By:	Name: Title: